Registration No. 333-239752

811-08904

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

Form N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Pre-Effective Amendment No. 2	☐
Post-Effective Amendment No. [●]	☐

and

REGISTRATION STATEMENT UNDER
THE INVESTMENT COMPANY ACT OF 1940
Amendment No. 214	☒

NYLIAC VARIABLE ANNUITY

SEPARATE ACCOUNT-III

(Exact Name of Registrant)

NEW YORK LIFE INSURANCE AND

ANNUITY CORPORATION

(Name of Depositor)

51 Madison Avenue,

New York, New York 10010

(Address of Depositor’s Principal Executive Office)

Depositor’s Telephone Number: (212) 576-7000

Laura Bramson, Esq. New York Life Insurance and Annuity Corporation 51 Madison Avenue New York, New York 10010 (Name and Address of Agent for Service)

Copy to:

Chip Lunde, Esq. Willkie Farr & Gallagher LLP 1875 K Street, N.W Suite 400 East Washington, DC 20006-1238	Thomas F. English Senior Vice President, Deputy General Counsel and Chief Insurance Counsel New York Life Insurance Company 51 Madison Avenue New York, New York 10010

Approximate Date of Proposed Public Offering: Continuous

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box)

☐ immediately upon filing pursuant to paragraph (b) of Rule 485.

☐ on (date) pursuant to paragraph (b) of Rule 485.

☐ 60 days after filing pursuant to paragraph (a)(1) of Rule 485.

☐ on (date) pursuant to paragraph (a) (1) of Rule 485.

If appropriate, check the following box:

☐ This post-effective amendment designates a new effectiveness date for a previously filed post-effective amendment.

Title of Securities Being Registered:	Units of interest in a separate account under variable annuity contracts.

Beginning on January 1, 2021, as permitted by regulations adopted by the Securities and Exchange Commission, paper copies of the shareholder reports of the funds described herein will no longer be sent by mail, unless you specifically request paper copies of the reports from NYLIAC. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

You may elect to receive all future reports in paper free of charge. You can inform NYLIAC that you wish to receive paper copies of your shareholder reports by contacting NYLIAC as described in the “Contacting NYLIAC” section of this prospectus. Your election to receive reports in paper will apply to all funds described herein.

PROSPECTUS Dated December 8, 2020

for

New York Life IndexFlex Variable Annuity

New York Life IndexFlex Variable Annuity – FP Series

From

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

(a Delaware Corporation)

51 Madison Avenue, New York, New York 10010

Investing in

NYLIAC Variable Annuity Separate Account-III

This Prospectus describes the individual modified single premium New York Life IndexFlex Variable Annuity and the New York Life IndexFlex Variable Annuity – FP Series policies. Each is a variable deferred annuity policy with variable, fixed index-linked and fixed investment options, issued by New York Life Insurance and Annuity Corporation (NYLIAC). The New York Life IndexFlex Variable Annuity is sold by registered representatives of NYLIFE Securities LLC. The New York Life IndexFlex Variable Annuity- FP Series is sold by registered representatives of third- party broker-dealers that have selling agreements with NYLIFE Distributors LLC. The policies are substantially similar, but have some differences, which are noted in this prospectus. Capitalized terms are defined in the Definitions section of this prospectus.

We designed the policies to assist individuals with their long-term retirement planning or other long-term needs. You can use these policies with retirement plans that do or do not qualify for special federal income tax treatment. The policies offer access to your money through partial withdrawals. Withdrawals, including full surrenders, may be subject to a surrender charge, federal and state income taxes, and/or a 10% federal penalty tax if withdrawn before age 59-1/2. The policies also offer a choice of when Income Payments begin and a guaranteed death benefit if the Owner dies before Income Payments have begun. The policies offer no additional tax benefit when used with plans that qualify for special federal income tax treatment.

Your premium payment(s) accumulate on a tax-deferred basis. This means your earnings are not taxed until you take money out of your policy, which can be done in several ways. You can split your premium payments among the Investment Divisions, Index-linked Strategies, and a Fixed Account.

The policies involve risks, including potential loss of principal invested in the Investment Divisions. The policies are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not federally insured by the FDIC, the Federal Reserve Board, or any other agency.

The following Investment Divisions are available under the policies:

•	MainStay VP Income Builder — Service Class
•	MainStay VP Janus Henderson Balanced — Service Class
•	MainStay VP MacKay S&P 500® Index — Service Class
•	American Funds IS Asset Allocation Fund — Class 4
•	BlackRock® Global Allocation V.I. Fund — Class III
•	Fidelity® VIP Bond Index Portfolio—Service Class 2
•	Fidelity® VIP FundsManager® 60% Portfolio — Service Class 2
•	Fidelity® VIP International Index Portfolio — Service Class 2
•	Legg Mason/QS Conservative Model Portfolio — Class II
•	Legg Mason/QS Moderately Conservative Model Portfolio — Class II
•	Legg Mason/QS Moderate Model Portfolio — Class II
•	Legg Mason/QS Moderately Aggressive Model Portfolio — Class II
•	Legg Mason/QS Aggressive Model Portfolio — Class II

We do not guarantee the investment performance of the Investment Divisions. Depending on current market conditions, you can make or lose money in any of the Investment Divisions. You bear the entire investment risk for amounts you allocate to those portfolios.

If you allocate your premium payment to an Index-linked Strategy, you receive annual returns based on the performance of an index over the course of a one-year period. The currently available indexes are the Standard and Poor’s 500® Index (Price Return Index) and the Russell 2000® Index (Price Return Index). The indexes do not reflect dividends paid by the companies whose stocks make up the indexes.

Unlike the Investment Divisions, the Index-linked Strategies do not involve an indirect investment by you in any underlying fund, and do not participate directly in the equity market. Instead, we calculate how much interest to credit based on the performance of the index and interest crediting method you choose, from the first to the last day of the one-year investment period (“Segment”). If index performance is negative, we will credit no interest for that Segment, but your investment will not lose value. The Index-linked Account Accumulation Value can change, based on the performance of the index you choose, but you cannot lose money on an amount invested in the Index-linked Account. Please note: We reserve the right to change or discontinue an index, or stop offering an index or interest crediting method, and to substitute a comparable index or interest crediting method for any reason, subject to state regulatory approval. We will notify you before any such substitution.

The policy also offers a Fixed Account, which credits interest at a rate that NYLIAC determines. For certain California policies, your premium payment may be allocated to the Fixed Account during the Free Look period, as described in “THE POLICIES—Your Right to Cancel (“Free Look”)—California Free Look Requirements for Purchasers Age 60 and Over” section of the prospectus.

The obligations under the policies, including those arising from investments in the Index-linked Strategies and the Fixed Account, are obligations of NYLIAC, and are subject to the financial strength and claims-paying ability of NYLIAC.

You should read this Prospectus carefully before investing and keep it for future reference. This Prospectus is not valid unless it is accompanied by the current prospectuses for the Eligible Portfolios of the Funds in which the Investment Divisions invest (the “Funds” and each individually, a “Fund”). Please contact us at (800) 598-2019, or contact your registered representative, if you have not received the accompanying underlying fund prospectuses.

To learn more about the policies, you can obtain a copy of the Statement of Additional Information (SAI) dated December 8, 2020. The SAI has been filed with the Securities and Exchange Commission (SEC) and is incorporated by reference into this Prospectus. The table of contents for the SAI appears at the end of this Prospectus. For a free copy of the SAI, call us at (800) 598-2019 if you have a New York Life IndexFlex Variable Annuity policy, or (800) 762-6212 if you have a New York Life IndexFlex Variable Annuity – FP Series policy, or write to us at the address noted above. The SEC maintains a website (http://www.sec.gov) that contains the SAI and other information that is filed electronically with the SEC.

The SEC has not approved or disapproved these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.

The policies involve risks, including potential loss of principal invested in the Investment Divisions. The policies are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not federally insured by the FDIC, the Federal Reserve Board, or any other agency.

This Prospectus is not considered an offering in any state where the sale of the policy cannot lawfully be made. We do not authorize any information or representations regarding the offering other than as described in this Prospectus or in any accompanying supplement to this Prospectus or in any authorized supplemental sales material.

DEFINITIONS

Accumulation Unit—An accounting unit we use to calculate the Variable Accumulation Value prior to the Annuity Commencement Date. Each Investment Division of the Separate Account has a distinct variable Accumulation Unit value.

Accumulation Value—The sum of the Variable Accumulation Value, the Index-linked Account Accumulation Value and the Fixed Account Accumulation Value of a policy.

Allocation Options —The Investment Divisions, the Index-linked Strategies and the Fixed Account.

Annuitant—The person or persons named on the Policy Data Page and whose life or lives determine the Income Payments.

Annuity Commencement Date—The date on which we are to make the first Income Payment under the policy.

Beneficiary—The person or entity having the right to receive the death benefit proceeds set forth in the policy and who is the “designated beneficiary” for purposes of Section 72 of the Code (as defined below).

Business Day—Generally, any day on which the New York Stock Exchange (NYSE) is open for trading. Our Business Day ends at 4:00 p.m. Eastern Time or the close of regular trading of the NYSE, if earlier.

Cap Rate—The percentage used to calculate the maximum Index-linked Credit that can be applied to a Segment that uses the Cap Rate Interest Crediting Method. The Cap Rates for the Initial Term Index-linked Strategies are in your policy’s Data Pages. We set Cap Rates for Recurring Term Index-linked Strategies periodically.

Cap Rate Method—An Interest Crediting Method that applies an Index-linked Credit equal to the Index Performance, if the Index Performance is positive, not to exceed the Cap Rate. If the Index Performance is zero or negative, no Index-linked Credit is applied.

Code—The Internal Revenue Code of 1986, as amended.

Consideration—A premium payment, or a portion thereof and, if allowable, a transfer amount from an Investment Division.

Eligible Designated Beneficiary—Eligible Designated Beneficiaries include spouses, minor children (until they reach the age of majority), someone who is disabled or chronically ill (including certain trusts for the disabled or chronically ill), or an individual not more than 10 years younger than the original IRA owner or plan participant.

Eligible Portfolios (Portfolios)—The mutual fund portfolios of the Funds that are available for investment through the Investment Divisions of the Separate Account.

Fixed Account—An account that is credited with a fixed interest rate which NYLIAC declares and is not part of the Separate Account. The Fixed Account is supported by assets in NYLIAC’s general account, which are subject to the claims of our general creditors.

Fixed Account Accumulation Value—The sum of premium payments and, if allowable, transfers allocated to the Fixed Account, plus interest credited on those premium payments and, if allowable, transfers, less any transfers and partial withdrawals from the Fixed Account, and less any surrender charges assessed on and deducted from the Fixed Account. The cash surrender value of the Fixed Account will never be less than the Fixed Account portion of the Nonforfeiture Value.

Flat Rate—The percentage used to calculate the Index-linked Credit applied to a Segment that uses the Flat Rate Method. Flat Rates for the Initial Term Index-linked Strategies are set forth in your policy’s Data Pages. We set Flat Rates for Recurring Term Index-linked Strategies periodically.

Flat Rate Method—An Interest Crediting Method that applies an Index-linked Credit equal to the Flat Rate if the Index Performance is equal to or greater than zero. If Index Performance is negative, no Index-linked Credit is applied.

Good Order—We consider a transaction to be in “Good Order” if it complies with our administrative procedures and all relevant laws and regulations, and the required information is complete and correct. We may delay or reject a request if it is not in Good Order. Good Order means the actual receipt by us of instructions relating to the requested transaction in writing (or, if permitted, by telephone or electronically), along with all forms and other information or documentation necessary to complete the request. We may, in our sole discretion, determine whether any particular request is in Good Order. If you have any questions, you should contact us or your registered representative before submitting a form or request.

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Income Payments—Periodic payments NYLIAC makes after the Annuity Commencement Date.

Index (Indices)—The securities index (indices) the performance of which is used in determining the Index-linked Credit on the Segment Maturity Date. For each allocation to the Index-linked Account, you choose an Index and an Interest Crediting Method.

Index-linked Account—An account offering investments in one or more Index-linked Strategies. The Index-linked Account is not part of the Separate Account. The Index-linked Account is supported by assets in NYLIAC’s general account, which are subject to the claims of our general creditors.

Index-linked Account Accumulation Value—The sum of the Premium Payment and transfers allocated to the Index-linked Account, plus interest credited on those amounts, less any transfers and partial withdrawals from the Index-linked Account, and less any surrender charges assessed on and deducted from the Index-linked Account.

Index-linked Credit—The amount we may credit to a Segment in the Index-linked Account, as a percentage of the Segment Value on the Segment Maturity Date. The Index-linked Credit is determined by the Interest Crediting Method and Index you choose.

Index-linked Strategy(ies)—The Allocation Options in the Index-linked Account, consisting of Initial Term Strategies and Recurring Term Strategies.

Index Performance—The percentage change in the Index Value measured from the Segment Start Date to any day, including the Segment Maturity Date. Index Performance can be positive, zero or negative.

Index Value—On each Business Day, Index Value is the published closing value of an Index on that Business Day. The Index Value on any day that is not a Business Day is the value as of the next Business Day. The Index Value does not include dividends paid by the companies issuing the stocks comprising the Index.

Initial Term Strategies—Index-linked Account Allocation Options, available only when you purchase your policy, made up of a series of Segments with the same Interest Crediting Method, Index, and Cap Rate or Flat Rate. The number of Segments in an Initial Term Strategy is the same as the number of years in the Surrender Charge Period.

Interest Crediting Method—The method for determining the amount of interest, if any, that will be used to calculate the Index-linked Credit. Currently we offer two methods, the Cap Rate Method and the Flat Rate Method. We may offer other Interest Crediting Methods or stop offering currently available Interest Crediting Methods for new Segments in the future.

Investment Division—The variable investment options available under the policy. Each Investment Division invests exclusively in shares of a specified Eligible Portfolio.

Life Income - Guaranteed Period Payment Option—The Income Payment option available under this policy. Monthly payments made under this option are made over the life of the Annuitant(s) with a guarantee of 10 years of payments.

New York Life Annuities Service Center—The New York Life Annuities Service Center provides service for New York Life IndexFlex Variable Annuity – FP Series policies. You may contact us toll-free by calling (800) 762-6212, or by sending correspondence to one of the addresses listed in the “Contacting NYLIAC” section of this prospectus.

Non-Qualified Policies—Policies that are not available for use by individuals in connection with employee retirement plans intended to qualify for special federal income tax treatment under Sections 408, and 408A of the Code. Non-Qualified Policies include policies issued for other retirement plans or arrangements, including plans qualifying under Section 401(a) of the Code.

Nonforfeiture Rate—The rate used to calculate the Fixed Account and Index-linked Account Nonforfeiture Values. as shown on the Policy Data Page.

Nonforfeiture Value—The total Nonforfeiture value is equal to the sum of the Nonforfeiture Value of the Fixed Account and the Index-linked Account (“Non-Variable Accounts”). For each Non-Variable Account, the Nonforfeiture Value is equal to 87.50% of the Consideration(s) allocated to that Account , accumulated at the Nonforfeiture Rate since the Payment Date or transfer date, minus any amounts withdrawn or transferred from that Account and adjusted for transfers to or from another Non-Variable Account on the date of withdrawal or transfer, accumulating at the Nonforfeiture Rate since the date of withdrawal or transfer. This definition is different for policies issued in New York. For more information, see Appendix 2.

NYLIAC, we, our or us—New York Life Insurance and Annuity Corporation. All written service requests must be sent to the NYLIAC Variable Products Service Center (“VPSC”) at one of the addresses listed in the “Contacting NYLIAC” section of the Prospectus.

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Owner (you, your)—The individual(s) or entity(ies) designated as the Owner in the policy, or as subsequently changed after issue, who is entitled to exercise all rights under the policy.

Payee—The individual designated to receive Income Payments under the policy.

Policy Anniversary—An anniversary of the Policy Date shown on the Policy Data Page.

Policy Data Page—Page 2 of the policy which contains the policy specifications.

Policy Date—The date from which we measure Policy Years, quarters, months, and Policy Anniversaries. It is shown on the Policy Data Page.

Policy Year—A year starting on the Policy Date. Subsequent Policy Years begin on each Policy Anniversary, unless otherwise indicated.

Qualified Policies—Policies for use by individuals under employee retirement plans that are intended to qualify for special federal income tax treatment under Sections 403(b), 408, and 408A of the Code. Qualified Policies do not include policies issued for any other retirement plans or arrangements, including plans qualifying under Section 401(a) of the Code.

Return of Premium Death Benefit—The standard death benefit payable under this policy, equal to the premium payment(s) reduced by any Return of Premium Death Benefit Proportional Withdrawals.

Return of Premium Death Benefit Proportional Withdrawal—An amount equal to the amount withdrawn from this Policy (including any amount withdrawn that may include surrender charges), divided by this Policy’s Accumulation Value immediately preceding the withdrawal, multiplied by the Return of Premium Death Benefit immediately preceding the withdrawal.

Recurring Term Strategies—Index-linked Account Allocation Options each consisting of one Segment, with an Interest Crediting Method and Index that you choose, and the Cap Rate or Flat Rate in effect as of the Segment Start Date.

Segment—The unit of investment for the Index-linked Account, each lasting for a one-year period during which Index Performance is measured. Your Accumulation in the Index-linked Account consists of Segments.

Segment Maturity Date—The last day of a Segment.

Segment Start Date—The first day of a Segment.

Segment Value—For each Segment the Segment Value on the Segment Start Date is the amount in the Segment on the Segment Start Date. On any other date, the Segment Value is equal to the Segment Value as of the previous day reduced by any subsequent withdrawal, any surrender charge, and increased on the Segment Maturity Date by the amount of an Index-linked Credit, if any. If a Segment Start Date or Segment Maturity Date is not a Business Day, the Segment value is determined on the next Business Day.

Separate Account—NYLIAC Variable Annuity Separate Account-III, a segregated asset account we established to receive and invest premium payments paid under the policies. The Separate Account’s Investment Divisions, in turn, purchase shares of Eligible Portfolios.

Surrender Charge Period—The period during which a partial withdrawal or surrender from the Policy could be subject to a surrender charge.

Suitability Standards—The criteria used to evaluate whether a recommended transaction, relating to your policy, is suitable and/or in the best interests of the policyowner.

Variable Accumulation Value—The sum of the current Accumulation Unit value(s) for each of the Investment Divisions multiplied by the number of Accumulation Units held in the respective Investment Division.

VPSC—The Variable Products Service Center provides service for New York Life IndexFlex Variable Annuity policies. You may contact the VPSC toll-free by calling 1-800-598-2019, or by sending correspondence to one of the addresses listed in the “Contacting NYLIAC” section of this prospectus.

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FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the policy. The first table describes the fees and expenses that you will pay at the time that you buy the policy, surrender the policy, or transfer Accumulation Value between investment options. State premium taxes may also be deducted.

Policyowner Transaction Expenses

Current and Guaranteed Maximum Surrender Charge as a percentage of the amount withdrawn[1]	If you elect a 5 Year Surrender Period: 8%[1] If you elect a 6 Year Surrender Period: 8%[2] If you elect a 7 Year Surrender Period: 8%[3]
Transfer Fee (applicable to transfers between Investment Divisions)	Maximum charge: $30
Current charge: $0[4]
Premium payment returned for insufficient funds	$20

[1]

In Policy Years 3 and beyond, the percentage applied to calculate the maximum Surrender Charge is reduced as follows: 7% during Policy Year 3; 6% during Policy Year 4; 5% during Policy Year 5; and 0% thereafter.

[2]

In Policy Years 3 and beyond, the percentage applied to calculate the maximum Surrender Charge is reduced as follows: 7% during Policy Year 3; 6% during Policy Year 4, 5% during Policy Year 5, 4% during Policy Year 6, and 0% thereafter.

[3]

In Policy Years 3 and beyond, the percentage applied to calculate the maximum Surrender Charge is reduced as follows: 7% During Policy Year 3; 6% during Policy Year 4; 5% during Policy Year 5; 4% during Policy Year 6; 3% during Policy Year 7; and 0% thereafter.

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Currently, we do not charge for transfers under the policy. However, we reserve the right to charge for transfers in excess of 12 in a Policy Year. We will charge no more than $30 for each transfer at the time each transfer is processed. See “Charges and Deductions—Other Charges—Transfer Fees”.

The next table describes the fees and expenses that you will pay periodically during the time that you own the policy, not including Fund fees and expenses.

Periodic Charges Other Than Fund Company Charges

Current and Guaranteed Maximum Mortality and Expense Risk and Administrative Costs Charge (calculated as an annualized percentage of daily average Variable Accumulation Value)	If you elect the 5 Year Surrender Period: 1.30% If you elect the 6 Year Surrender Period: 1.25% If you elect the 7 Year Surrender Period: 1.20%

The next table shows the minimum and maximum total operating expenses charged by the portfolio companies that you may pay periodically during the time that you own the policy (before any fee waiver or expense reimbursement). The expenses are expressed as a percentage of average net assets of the portfolios and may be higher or lower in the future. More detail concerning each portfolio company’s fees and expenses is contained in the prospectus for each portfolio company.

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Total Annual Portfolio Company Operating Expenses(#)

	Minimum	Maximum
Expenses that are deducted from the Eligible Portfolio assets, including management fees, 12b-1 fees, administration fees and other expenses as of December 31, 2019.	0.37%	1.03%

(#)

Shown as a percentage of average net assets for the fiscal year ended December 31, 2019. The Fund or its agents provided the fees and charges that are based on 2019 expenses, unless otherwise indicated. For Funds that are not affiliated with NYLIAC, we have not verified the accuracy of the information provided by the Fund or its agents.

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Maximum Charges Example

The table below will help you understand the various costs and expenses that you will bear directly and indirectly for investments in the Separate Account. (The table does not reflect any expenses you may bear indirectly through an investment in the Index-linked Account or the Fixed Account.) The table reflects the maximum charges and expenses of the policy (i.e. policyowner transaction expenses, separate account annual expenses, and portfolio company fees and expenses). Your actual costs may be higher or lower. For more information on the charges reflected in these tables, see “CHARGES AND DEDUCTIONS” and the Fund prospectuses that accompany this Prospectus. NYLIAC may, where premium taxes are imposed by state law, deduct the premium taxes upon surrender of the policy or on the Annuity Commencement Date.

You would pay the following expenses on a $10,000 allocation, assuming 5% annual returns:

Five Year Surrender Charge Period

Expenses if you annuitize your policy				Expenses if you surrender your policy				Expenses if you do not surrender your policy
1 yr	3 yr	5 yr	10 yr	1 yr	3 yr	5 yr	10 yr	1 yr	3 yr	5 yr	10 yr
$1,043.45	$947.04	$1,608.81	$3,376.60	$1,043.69	$1,613.69	$2,103.28	$3,376.60	$309.75	$947.04	$1,608.81	$3,376.60

Six Year Surrender Charge Period

Expenses if you annuitize your policy				Expenses if you surrender your policy				Expenses if you do not surrender your policy
1 yr	3 yr	5 yr	10 yr	1 yr	3 yr	5 yr	10 yr	1 yr	3 yr	5 yr	10 yr
$1,038.58	$931.48	$1,583.20	$3,327.34	$1,038.58	$1,599.15	$2,078.95	$3,327.34	$304.50	$931.48	$1,583.20	$3,327.34

Seven Year Surrender Charge Period

Expenses if you annuitize your policy				Expenses if you surrender your policy				Expenses if you do not surrender your policy
1 yr	3 yr	5 yr	10 yr	1 yr	3 yr	5 yr	10 yr	1 yr	3 yr	5 yr	10 yr
$1,033.70	$915.89	$1,557.54	$3,277.83	$1,033.70	$1,584.60	$2,054.56	$3,277.83	$299.25	$915.89	$1,557.54	$3,277.83

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FINANCIAL STATEMENTS

The statutory statements of financial position of NYLIAC as of December 31, 2019 and 2018, and the related statutory statements of operations, of changes in capital and surplus, and of cash flows for each of the three years in the period ended December 31, 2019 (including the report of the independent registered public accounting firm) and the Separate Account’s statement of assets and liabilities as of December 31, 2019, and the statements of operations and of changes in net assets and the financial highlights for each of the periods indicated in the Financial Statements (including the report of the independent registered public accounting firm) are included in the SAI. The independent registered public accounting firm is PricewaterhouseCoopers LLP.

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CONDENSED FINANCIAL INFORMATION

For policies with a 5-year Surrender Charge Period (1.30% M&E Charge) or a 6-year Surrender Charge Period (1.25% M&E Charge):

These policies are first being offered as of the date of this Prospectus. NYLIAC Variable Annuity Separate Account—III does not offer any other variable annuity policies with the same M&E Charges. Therefore, no condensed financial information is available for these policies.

For policies with a 7-year Surrender Charge Period (1.20% M&E Charge):

The Accumulation Unit values and the number of Accumulation Units outstanding for certain Investment Divisions for each fiscal year ended December 31 presented below are derived from the financial statements audited by PricewaterhouseCoopers LLP, independent registered public accounting firm. The policies are first being offered as of the date of this Prospectus. The information below includes information relating to other variable annuity policies that we offer that are not described in this Prospectus but have an M&E Charge of 1.20%, and certain common Investment Divisions, and were first offered on May 1, 2015. Therefore, values and units shown for 2015 are for the period from May 1, 2015 to December 31, 2015. You should read this information in conjunction with the Separate Account’s audited financial statements and related notes that are included in the Statement of Additional Information.

	Accumulation unit value
	Beginning of period	End of period	Number of accumulation units
(Accumulation unit value in dollars and number of accumulation units in thousands)

MainStay VP Income Builder – Service Class
2019	10.75	12.51	2,148
2018	11.51	10.75	1,472
2017	10.11	11.51	951
2016	9.27	10.11	487
2015	10.00	9.27	117
MainStay VP Janus Henderson Balanced – Service Class
2019	12.02	14.56	3,554
2018	12.14	12.02	2,105
2017	10.18	12.14	997
2016	9.72	10.18	526
2015	10.00	9.72	160
MainStay VP MacKay S&P 500® Index – Service Class
2019	12.17	15.74	4,459
2018	12.93	12.17	2,762
2017	10.73	12.93	1,507
2016	9.72	10.73	662
2015	10.00	9.72	177
American Funds IS Asset Allocation Fund – Class 4
2019	9.51	11.36	1,123
2018	10.00	9.51	319
BlackRock® Global Allocation V.I. Fund – Class III
2019	10.48	12.19	1,334
2018	11.47	10.48	1,148
2017	9.85	11.47	736
2016	9.35	9.85	359
2015	10.00	9.35	97
Fidelity® VIP FundsManager® 60% Portfolio – Service Class
2019	10.00	10.78	90
Fidelity® VIP International Index Portfolio – Service Class 2
2019	10.00	10.68	29

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SUMMARY

What are the New York Life IndexFlex Variable Annuity and New York Life IndexFlex Variable Annuity – FP Series policies?

This summary provides a brief overview of the policies. More detail is provided later in this prospectus. You should read the whole prospectus, which describes all material features and benefits of the policies. The prospectus has information you should know before you decide to purchase a policy. Some features and benefits may vary depending on which policy you purchase and the state in which your policy is issued.

The New York Life IndexFlex Variable Annuity and the New York Life IndexFlex Variable Annuity- FP Series are modified single premium deferred annuity policies with variable, fixed index-linked and fixed investment options. The policies provide for the accumulation of retirement or other long-term savings on a tax-deferred basis. They also offer lifetime income payments.

Premium Payment. The minimum premium payment is $10,000. The maximum premium payment we accept without prior approval is $3,000,000 for a New York Life IndexFlex Variable Annuity policy, or $1,000,000 for a New York Life IndexFlex Variable Annuity – FP Series policy.

Choosing a Surrender Charge Period. When you purchase a policy, you choose the length of the period during which a surrender charge could be assessed for a partial withdrawal from or surrender of the policy. The choices are 5, 6, or 7 years. The Surrender Charge Period will affect the Mortality and Expense Risk and Administrative charges (“M&E Charges”) for any amounts you allocate to the Investment Divisions, as well as the number of years a Cap Rate or Flat Rate is guaranteed in an Initial Term Strategy in the Index-linked Account. When choosing a Surrender Charge Period, you should consider how you intend to use the policy, including whether you intend to invest in the Initial Term Strategies, how the Cap Rates and Flat Rates vary depending on the length of the Initial Term Strategies, how much you invest in the Initial Term Strategies relative to the Investment Divisions, the length of your investment horizon, and your possible need to make withdrawals that exceed the surrender charge free amount during the Surrender Charge Period. These and other factors will affect your potential policy performance and the fees you pay. Your registered representative can help you determine which Surrender Charge Period is appropriate for you.

Allocating Your Premium.    When you purchase a policy, you tell us how to allocate your premium. You can allocate premium among the Investment Divisions, Initial Term Strategies, and/or the Fixed Account. For certain California policies, your premium payment may be allocated to the Fixed Account during the Free Look period, as described in “THE POLICIES—Your Right to Cancel (“Free Look”)—California Free Look Requirements for Purchasers Age 60 and Over” section of the prospectus.

The Investment Divisions of the Separate Account. Any money you allocate to an Investment Division will fluctuate in value based on the performance of the Investment Division(s) you select.

Index-linked Strategies: When you purchase a policy, you can allocate all or a portion of your premium to up to four Initial Term Strategies. Each Initial Term Strategy is made up of a series of Segments with the same Interest Crediting Method, Index, and Cap Rate or Flat Rate. The duration of an Initial Term Strategy equals the Surrender Charge Period you chose for your policy. Each Initial Term Strategy that you choose must have a different Index or Interest Crediting Method. The Cap Rates and Flat Rates for the Initial Term Strategies are in the Policy Data Pages.

Beginning the day after the Policy Issue Date, Recurring Term Strategies are available for transfer from the Investment Divisions, the Fixed Account, or from another Index-linked Strategy on its Segment Maturity Date. Each Recurring Term Strategy consists of one Segment with an Interest Crediting Method and Index, at the Cap Rate or Flat Rate in effect for Recurring Term Strategies at the time of transfer. Contact us (see “Contacting NYLIAC”) or your registered representative for information about current Cap Rates and Flat Rates for the Recurring Term Strategies. Cap Rates and Flat Rates are based on current market conditions and can change weekly. Rates are usually announced on the first Business Day of the week, and apply to all Segments that begin during that week. During the Surrender Charge Period, the Cap Rates and the Flat Rates for the Recurring Term Strategies will never exceed the rates on the Policy Data Page for the Initial Term Strategies with the same Interest Crediting Method and Index.

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The currently available Interest Crediting Methods are the Cap Rate Method and the Flat Rate Method. The currently available Indexes are the S&P 500® Index (Price Return Index) and the Russell 2000® Index (Price Return Index). The Indexes do not reflect dividends paid by the companies that make up the Indexes.

As of the Segment Maturity Date, each Segment is eligible for an Index-linked Credit based on Index Performance from the Segment Start Date to the Segment Maturity Date. With the Cap Rate Method, the Index-linked Credit will use the Index Performance, as long as that Index Performance does not exceed the Cap Rate. If Index Performance exceeds the Cap Rate, the Index-linked Credit will use the Cap Rate. With the Flat Rate Interest Crediting Method, the Index-linked Credit will use the Flat Rate, if the Index Performance is zero or positive. With either Interest Crediting Method, if Index Performance is negative, the Index-linked Credit will be zero. The Index-linked Credit will be calculated as a percentage of Segment Value on the Segment Maturity Date and applied on the Segment Maturity Date. The Index-linked Credit will never be negative. See “THE INDEX-LINKED ACCOUNT – Interest Crediting Methods” for specific examples of how interest crediting works.

Fixed Account. Amounts you allocate to the Fixed Account will be credited with interest at an annual effective rate of at least the minimum guaranteed interest rate stated on the Policy Data Page of your policy.

Transfers. You can transfer among Investment Divisions at any time, subject to certain restrictions involving frequent transfers. You can transfer from an Investment Division to the Fixed Account at any time, unless you have transferred from the Fixed Account to an Investment Division or the Index-linked Account within the previous six months.

You can transfer from the Investment Divisions and the Fixed Account to a Recurring Term Strategy up to two times during a Policy Year, as long as a transfer would not create more than twenty active Segments in the Index-linked Account at one time. Multiple transfers on the same Business Day are counted as one transfer. You can transfer from an Initial Term Strategy or a Recurring Term Strategy to an Investment Division or the Fixed Account only as of a Segment Maturity Date. We reserve the right to limit the amount of transfers out of the Index-linked Account (see “THE POLICIES – Transfers” for more information.) You can also make transfers within the Index-linked Account, from any Initial Term Strategy or Recurring Term Strategy to a new Recurring Term Strategy, as of the Segment Maturity Date.

Withdrawals and Surrenders. If you want to withdraw money from your policy or surrender it, depending on how long you have owned the policy you may pay a surrender charge for withdrawals that exceed the surrender charge free amount. The surrender charge free amount is the greater of (i) 10% of the Accumulation Value as of the last Policy Anniversary (10% of the premium payment if the withdrawal is made in the first Policy Year) less any prior surrender charge free withdrawals during the Policy Year; or (ii) 10% of the Accumulation Value at the time of withdrawal, less any prior surrender charge free withdrawals during the Policy Year.

Fees and Charges. You may pay certain fees and charges while you own the Policy. Mortality and Expense Risk and Administrative Charges will be deducted from your Variable Accumulation Value. We impose a surrender charge on certain partial withdrawals and surrenders of the policies. The charge is assessed as a percentage of the amount withdrawn or surrendered during the first five, six or seven Policy Years, depending on the Surrender Charge Period elected, and deducted from your Accumulation Value. The amount of the fees and charges depend on how your Accumulation Value is allocated. See the “FEES AND EXPENSES” section of this Prospectus.

Policy Cancellation. You can cancel the policy within 10 days of delivery, or such longer period as required under state law. See “The POLICIES – Your Right to Cancel (“Free Look”)” section of this Prospectus. A special option is available for California purchasers age 60 or older. See “THE POLICIES—Your Right to Cancel (“Free Look”)—California Free Look Requirements for Purchasers Age 60 and Over” for more information.

Death Benefit. The policy has a Return of Premium Death Benefit. If you die before the Annuity Commencement Date, we will pay the Beneficiary(ies) an amount equal to the greater of (i) the Accumulation Value or (ii) your premium payment, reduced by any Return of Premium Death Benefit Proportional Withdrawals. If the Beneficiary is the Owner’s spouse (as defined under federal law), he or she may elect to continue the policy as the new Owner. For more information, see “DISTRIBUTIONS UNDER THE POLICY - Death Before Annuity Commencement” and “FEDERAL TAX MATTERS”.

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Contacting NYLIAC

Where do I send written service requests?

Certain service requests, including but not limited to death benefit claims and surrenders, are required to be in writing.

Where you send your request depends on which policy you purchased. Use the addresses below:

	New York Life IndexFlex Variable Annuity		New York Life IndexFlex Variable Annuity – FP Series

Regular Mail	NYLIAC Variable Products Service Center Madison Square Station P.O. Box 922 New York, NY 10159	Regular Mail	New York Life Annuities Service Center P.O Box 9859 Providence RI 02940

Express Mail	NYLIAC Variable Products Service Center 51 Madison Avenue Floor 3B, Room 0304 New York, NY 10010	Express Mail	New York Life c/o BNY Mellon 4400 Computer Drive Westborough, MA 01581

Death claims for the New York Life IndexFlex Variable Annuity should be submitted to either of the Dallas, TX addresses referenced below. Death claims for the New York Life IndexFlex Variable Annuity – FP Series should be submitted to either of the above product-specific mailing addresses.

Death Claim forms may also be submitted to	New York Life P.O. Box 130539 Dallas, TX 75313-0539

Death Claim Express Mail Address	New York Life 4849 Greenville Avenue Suite 700 Dallas, TX 75206

Written service requests will be effective as of the Business Day they are received in Good Order at one of the applicable addresses listed immediately above.

Faxed and e-mailed requests are not currently accepted; however, we reserve the right to accept them at our discretion. All service requests must be in Good Order. Please review all service request forms carefully and provide all required information that is applicable to the transaction. If your request is not in Good Order, we will not be able to process it. We will make every reasonable attempt to notify you in writing of this situation. It is important that you inform NYLIAC of an address change so that you can receive important policy statements.

How do I contact NYLIAC by Telephone or by the Internet?

a. By Telephone:

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Certain service requests, including but not limited to obtaining current unit values and speaking to a customer service representative may be made by telephone.

If your policy is New York Life IndexFlex Variable Annuity policy: You may reach our Customer Service Representatives at (800) 598-2019 on Business Days between the hours of 9:00 a.m. and 6:00 p.m. (Eastern Time).

If your policy is a New York Life IndexFlex Variable Annuity – FP Series policy: You can contact the New York Life Annuities Service Center toll-free by calling (800) 762-6212 on Business Days between the hours of 8:30am and 5:30 pm (Eastern Time).

b. By Internet:

Certain service requests, including but not limited to transferring assets between investment options and e-mailing your registered representative, may be made via the Internet. (See “THE POLICIES- Online Service”.)

If your policy is a New York Life IndexFlex Variable Annuity policy: Please visit www.newyorklife.com and enter your username and password.

If your policy is a New York Life IndexFlex Variable Annuity--FP Series policy: Please visit www.newyorklifeannuities.com and enter your username and password.

We make online services available at our discretion. In addition, availability of online services may be interrupted temporarily at certain times. We do not assume responsibility for any loss if service through the online service should become unavailable. For New York Life IndexFlex Variable Annuity policies only, e-mail inquiries that are non-transactional may be sent through www.newyorklife.com once they have passed all security protocols to identify the policyowner.

NYLIAC is not liable for any loss, cost or expense for action on instructions from authorized third parties which are believed to be genuine in accordance with our procedures (See “THE POLICIES – Third Party and Registered Representative Actions”). You are responsible for and bear the consequence of instructions and other actions, including any limits on transfers, provided to us by parties acting on your behalf. Transfer requests received after the close of regular trading on the New York Stock Exchange, generally 4:00 p.m. Eastern Time, or received on a non-Business Day, will be priced as of the next Business Day.

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NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

THE SEPARATE ACCOUNT

New York Life Insurance and Annuity Corporation

New York Life Insurance and Annuity Corporation (“NYLIAC”) is a stock life insurance company incorporated in Delaware in 1980. It is located at 51 Madison Avenue, New York, NY 10010. NYLIAC is licensed to sell life, accident and health insurance and annuities in the District of Columbia and all states. In addition to the policies described in this Prospectus, NYLIAC offers life insurance policies and other annuities.

NYLIAC is a wholly-owned subsidiary of New York Life Insurance Company, a mutual life insurance company doing business in New York since 1845. NYLIAC held assets of $174.6 billion at the end of 2019. New York Life Insurance Company has invested in NYLIAC and will occasionally make additional contributions to NYLIAC in order to maintain capital and surplus in accordance with state requirements. The obligations under the policies are obligations of NYLIAC and are subject to NYLIAC’s financial strength and claims-paying ability.

The Separate Account

Separate Account-III was established on November 30, 1994. The Separate Account is registered as unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940. This registration does not signify that the Securities and Exchange Commission supervises the management, or the investment practices or policies, of the Separate Accounts.

Although the assets of the Separate Account belong to NYLIAC, these assets are held separately from our other assets. The Separate Account’s assets are not chargeable with liabilities incurred in any of NYLIAC’s other business operations (except to the extent that assets in the Separate Account exceed the reserves and other liabilities of the Separate Account). The income, capital gains and capital losses incurred on the assets of the Separate Account are credited to or charged against the assets of the Separate Account without regard to the income, capital gains or capital losses arising out of any other business NYLIAC may conduct. Therefore, the investment performance of the Separate Account is entirely independent of the investment performance of the Index-linked Account, the Fixed Account and any other separate account of NYLIAC.

Separate Account -III currently consists of 100 Investment Divisions, some of which are available under your policy. The available Investment Divisions are listed on the first page of this Prospectus. Premium payments allocated to the Investment Divisions are invested solely in the corresponding Eligible Portfolios of the relevant Fund.

NYLIAC does not guarantee the investment performance of the Separate Account or of the Eligible Portfolios. You bear the entire investment risk with respect to amounts allocated to the Investment Divisions. Your investment results in any one of the Investment Divisions will depend on the investment performance of the underlying portfolios. We offer no assurance that the investment objectives of the Eligible Portfolios will be achieved. Accordingly, amounts allocated to the Investment Divisions of the Separate Account are subject to the risks inherent in the securities markets and, specifically, to price fluctuations in the Eligible Portfolios’ investments.

The Portfolios

The assets of each Eligible Portfolio are separate from the others and each such Portfolio has different investment objectives and policies. As a result, each Eligible Portfolio operates as a separate investment fund and the investment performance of one Portfolio has no effect on the investment performance of any other Portfolio. You can make or lose money in any of the Investment Divisions. Portfolios described in this Prospectus are different from portfolios that may have similar names but are available directly to the general public. The funds available directly to the general public may have the same adviser, same name, same investment objectives and policies, and substantially similar portfolio securities, but the investment performance may not be the same.

The Funds also may make their shares available to certain other separate accounts funding variable life insurance policies offered by NYLIAC. This is called “mixed funding.” The Funds also may make their shares available to separate accounts of insurance companies unaffiliated with NYLIAC. This is called “shared funding.” Although we do not anticipate any inherent difficulties arising from mixed and shared funding, it is theoretically possible that, due to differences in tax treatment or other considerations, the interests of owners of various policies participating in a certain Fund might at some time be in conflict. In the event that any material conflicts arise from the use of the Funds for mixed and shared funding,

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we could be required to withdraw from an Eligible Portfolio. For more information about the risks of mixed and shared funding, please refer to the relevant Fund prospectus.

The Funds and Eligible Portfolios offered through this product are selected by NYLIAC based on several criteria, including asset class coverage, the strength of the manager’s reputation and tenure, brand recognition, performance, and the capability and qualification of each sponsoring investment firm. An affiliate of NYLIAC manages the Mainstay VP Funds Trust and that was a factor in its selection. Another factor that NYLIAC considers during the selection process is whether the Fund or Eligible Portfolio or an affiliate of the Fund will compensate NYLIAC for providing administrative, marketing, and support services that would otherwise be provided by the Fund, the Fund’s investment adviser, or its distributor.

We may receive payments or compensation from the Funds or their investment advisers, or from other service providers of the Funds (who may be affiliates of NYLIAC) in connection with administration, distribution, and other services we provide with respect to the Eligible Portfolios and their availability through the policies. These payments may be derived, in whole or in part, from the advisory fee charged by the Fund and deducted from Fund assets and/or from “Rule 12b-1” fees charged by the Fund and deducted from Fund assets. These payments are also a factor in our selection of Funds and Eligible Portfolios. NYLIAC may use these payments for any corporate purpose, including payment of expenses that NYLIAC and/or its affiliates incur in promoting, marketing, and administering the policies, and in its role as an intermediary of the Funds. Policyowners, through their indirect investment in the Funds, bear the costs of these fees.

The amounts we receive may be substantial, may vary by Eligible Portfolio, and may depend on how much policy value is invested in that Eligible Portfolio or Fund. NYLIAC and its affiliates may profit from these payments. Currently, we receive payments or revenue under various arrangements in amounts up to 0.30% annually of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions. We also receive compensation under various distribution services arrangements in amounts up to 0.25% annually of the aggregate net asset value of the shares of some of the Eligible Portfolios held by the Investment Divisions. The compensation that your registered representative receives remains the same regardless of which Investment Divisions you choose or the distribution arrangements with those Investment Divisions.

The Eligible Portfolios of the relevant Funds, along with their investment advisers, are listed in the following table:

FUND	INVESTMENT ADVISERS	ELIGIBLE PORTFOLIOS
MainStay VP Funds Trust	New York Life Investment Management LLC

	Subadviser: MacKay Shields LLC (“MacKay”)	MainStay VP MacKay S&P 500® Index

	Subadviser: Janus Capital Management LLC	MainStay VP Janus Henderson Balanced

	Subadvisers: Epoch Investment Partners, Inc. and MacKay	MainStay VP Income Builder
American Funds Insurance Series®	Capital Research and Management CompanySM (“CRMC”)	American Funds IS Asset Allocation Fund
BlackRock® Variable Series Funds, Inc.	BlackRock Advisors, LLC	BlackRock® Global Allocation V.I. Fund
Legg Mason Partners Variable Equity Trust	Legg Mason Partners Fund Advisor, LLC Subadviser: QS Investors, LLC

Legg Mason/QS Aggressive Model Portfolio

Legg Mason/QS Moderately Aggressive Model Portfolio

Legg Mason/QS Moderate Model Portfolio

Legg Mason/QS Moderately Conservative Model Portfolio

Legg Mason/QS Conservative Model Portfolio

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Fidelity® Variable Insurance Products Fund	Fidelity Management and Research Company (“FMR”) Subadvisers: Other investment advisers	Fidelity® VIP Bond Index Portfolio Fidelity® VIP FundsManager® 60% Portfolio Fidelity® VIP International Index Portfolio

Please refer to the accompanying prospectuses of the respective Funds for a complete description of the Funds, the investment advisers, the sub-advisers, and the Portfolios. The Funds’ prospectuses should be read carefully before any decision is made concerning the allocation of premium payments to an Investment Division corresponding to an Eligible Portfolio.

NYLIAC does not provide investment advice and does not recommend or endorse any Eligible Portfolio or Portfolios. NYLIAC is not responsible for choosing the Investment Divisions or the amounts allocated to each. You are responsible for determining that these decisions are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Decisions regarding investment allocations should be carefully considered. You bear the risk of any decline in the value of your policy resulting from the performance of the Portfolios you have chosen.

You should consult with your registered representative to determine which combination of investment options is most appropriate for you, and periodically review your choices.

Certain portfolios, generally referred to as “funds of funds” or “master-feeder arrangements,” may invest all or substantially all of their assets in portfolios of other funds. In such case, you will indirectly pay fees and expenses at both portfolio levels, which would reduce your investment return.

Hedging strategies may be employed by certain portfolios to attempt to provide downside protection during sharp downward movements in equity markets. The cost of these strategies could limit the upside participation of the portfolio in rising equity markets relative to other portfolios.

So-called “alternative” investment strategies may also be used by certain portfolios, which may involve non-traditional asset classes. These alternative investment strategies may be riskier than more traditional investment strategies and may involve leverage or use complex hedging techniques, such as options and derivatives. These may offer potential diversification benefits beyond traditional investment strategies.

Investment decisions should be based on a thorough investigation of all of the information regarding the Eligible Portfolios that are available to you, including each Fund’s prospectus, statement of additional information, and annual and semi-annual reports. Other sources, such as the Fund’s website or newspapers and financial and other magazines, provide more current information, including information about any regulatory actions or investigations relating to a Fund or Eligible Portfolio. After you select Investment Divisions for your initial premium, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate, also taking into account any investments in the Index-linked Account or the Fixed Account, as well as other investment products or assets you may own.

The Legg Mason/QS Model Portfolios - Conflicts of Interest

The Legg Mason/QS Model Portfolio Funds (the “Model Portfolios”) were created on our behalf by an unaffiliated third-party investment adviser, Legg Mason Partners Fund Advisor, LLC (“LMPFA”), a subsidiary of Legg Mason, Inc., for the exclusive use of NYLIAC’s variable annuity and variable life insurance policyholders. Each Model Portfolio, itself an Eligible Portfolio, will actively invest in multiple other funds of various asset classes and strategies (the “Underlying Funds”), to seek to achieve a different investment objective depending on the risk tolerance for the particular Model Portfolio.

The Underlying Funds available to the Model Portfolios for investment are comprised entirely of the initial class or similar shares of the Eligible Portfolios of Investment Divisions of the Separate Account, some of which are available for individual investment under this Policy, except for (i) Eligible Portfolios that are themselves funds of funds, and (ii) Eligible Portfolios that did not agree to sell their shares to the Model Portfolios.

LMPFA’s affiliated subadviser, QS Investors, LLC (“QS Investors”) selected the initial composition of each Model Portfolio. QS Investors manages the Model Portfolios, evaluating assets on a frequent basis and making changes to the investments of the Model Portfolios as deemed necessary. To the extent that NYLIAC adds, deletes, closes or substitutes the Eligible Portfolios available through Investment Divisions of the Separate Account, the composition of the Underlying Funds available to the Model Portfolios for investment will likewise change. LMPFA and QS Investors have sole discretion relating to investment by the Model Portfolios in the Underlying Funds. Neither NYLIAC, nor its parent company, affiliates

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or subsidiaries have input into the investment decisions of LMPFA and/or QS Investors. For additional information regarding the risks of investing in a Model Portfolio, see that Model Portfolio’s prospectus.

For providing certain administrative support to LMPFA and QS Investors, Legg Mason Investor Services, LLC, the distributor of the Model Portfolios, compensates NYLIAC based on the aggregate net asset value of the shares of the Model Portfolios held by the Separate Account and other NYLIAC separate accounts (the “NYLIAC Separate Accounts”). NYLIAC also receives Rule 12b-1 fees, which are deducted from the assets of certain share classes of the Model Portfolios. For administrative services that NYLIAC performs with respect to NYLIAC Separate Account assets invested in the Model Portfolios and allocated to the Underlying Funds, NYLIAC receives compensation from the Underlying Funds or their investment advisers, or from other service providers of the Underlying Funds based on the aggregate net asset value of the Underlying Fund shares held by the Model Portfolios and attributable to investment by the NYLIAC Separate Accounts. The fees paid by the Underlying Funds for such services are paid at the same annual rate and fee schedule as the fees paid by the Underlying Funds for administrative services with respect to net assets of the Eligible Portfolios held directly by the NYLIAC Separate Accounts. See “NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION AND THE SEPARATE ACCOUNT—The Portfolios” for more information about these payments.

These payments are a factor in our selection of the Eligible Portfolios, which in turn, are available to the Model Portfolios for investment. Policyowners, through their direct investment in the Model Portfolios and their indirect investment in the Underlying Funds, bear the costs of these fees. However, only LMPFA and QS Investors will determine the portion of the Model Portfolios’ assets, if any, that are invested in particular Underlying Funds. LMPFA and QS Investors receive no payments from the Underlying Funds in connection with an investment by the Model Portfolios (except to the extent described below).

LMPFA and QS Investors are also subject to competing interests that may influence their investment decisions with respect to the Model Portfolios. LMPFA is the investment adviser for both the Model Portfolios and for another fund offered through other NYLIAC variable annuities and receives a management fee from that fund. LMPFA and QS Investors, therefore, have an incentive to allocate a greater portion of a Model Portfolio’s assets to that fund rather than to unaffiliated funds.

As noted above, we receive payments or compensation from the Underlying Funds or their Investment Advisers, or from other service providers of the Underlying Funds (who may be affiliates of NYLIAC) in connection with administration, distribution and other services that we provide with respect to such Underlying Fund and their availability through the Model Portfolios. The amount of this revenue and how it is computed varies by each Underlying Fund, may be significant, and may create conflicts of interest in the selection of the Eligible Portfolios that are available to the Model Portfolios for investment.

Additions, Deletions, or Substitutions of Investments

NYLIAC retains the right, subject to any applicable law, to make additions to, deletions from, or substitutions for, the Eligible Portfolio shares held by any Investment Division. NYLIAC reserves the right to eliminate the shares of any of the Eligible Portfolios and to substitute shares of another portfolio of a Fund, or of another registered open-end management investment company. We may do this if the shares of the Eligible Portfolios are no longer available for investment or if we believe investment in any Eligible Portfolio would become inappropriate in view of the purposes of the Separate Account, which is to serve as the funding vehicle for the Policy and certain other variable annuity policies issued by NYLIAC. An investment in an Eligible Portfolio could become inappropriate if, for example, that Eligible Portfolio performs poorly, undergoes a significant management change, or changes its investment objective or investment policies such that they are no longer consistent with the purposes of the policies funded by the Separate Account.

To the extent required by law, we will not make substitutions of shares attributable to your interest in an Investment Division until we have obtained all necessary regulatory approvals, and you have been notified of the change. This does not prevent the Separate Account from purchasing other securities for other series or classes of policies, or from processing a conversion between series or classes of policies on the basis of requests made by policyowners.

We may establish new Investment Divisions when we determine, in our sole discretion, that marketing, tax, investment, or other conditions so warrant. We will make any new Investment Divisions available to existing policyowners on a basis we determine. We may also eliminate one or more Investment Divisions, if we determine, in our sole discretion, that marketing, tax, investment, or other conditions warrant.

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In the event of any substitution or change, NYLIAC may, by appropriate endorsement, change the policies to reflect such substitution or change. We also reserve the right to: (a) operate the Separate Account as a management company under the Investment Company Act of 1940, (b) deregister it under such Act in the event such registration is no longer required, (c) combine it with one or more other separate accounts, and (d) restrict or eliminate the voting rights of persons having voting rights as to the Separate Account as permitted by law.

Reinvestment

We automatically reinvest all dividends and capital gain distributions from Eligible Portfolios in shares of the distributing Portfolio at their net asset value on the payable date.

Accumulation Units

We will credit amounts that you allocate to an Investment Division—including from a premium payment or a transfer — in the form of Accumulation Units. We cancel such Accumulation Units when we remove amounts from that Investment Division, including as a result of a withdrawal, transfer, policy surrender, and certain charges we may deduct. We determine the number of Accumulation Units we credit to a policy or cancel by dividing the dollar amount allocated to or removed from each Investment Division by the Accumulation Unit value for that Investment Division as of the close of the Business Day as of which we are making the credit or removal. The value of an Accumulation Unit will increase or decrease depending on the investment experience of the Portfolio in which the Investment Division invests and applicable Separate Account charges. The number of Accumulation Units we credit to a policy will not, however, change as a result of any fluctuations in the value of an Accumulation Unit. (See “THE INDEX-LINKED ACCOUNT” for a description of Index-linked Credits, and “THE FIXED ACCOUNT” for a description of interest crediting.)

Valuation of Accumulation Units

The value of Accumulation Units in each Investment Division will change daily to reflect the investment experience of the corresponding Portfolio as well as the deduction of the Separate Account charges. The Statement of Additional Information contains a detailed description of how we determine the Accumulation Unit value.

THE POLICIES

The policies are individual modified single premium annuity policies. You can only make one premium payment, although we will accept additional amounts identified in your application and received within 90 days of the Policy Date. Each policy is issued on the lives of individual Annuitants.

The policies have variable, index-linked and fixed investment options.

Your Variable Accumulation Value will fluctuate based on the performance of the Investment Divisions you select. NYLIAC does not guarantee the investment performance of the Separate Account or of the Eligible Portfolios. You bear the entire investment risk with respect to amounts allocated to the Investment Divisions. We offer no assurance that the investment objectives of the Investment Divisions will be achieved. Accordingly, amounts allocated to the Investment Divisions are subject to the risks inherent in the securities markets and, specifically, to price fluctuations in the Eligible Portfolios’ investments.

Your Index-linked Account Accumulation Value will vary depending on the performance of the Index and the Interest Crediting Method applicable to the Index-linked Strategies you select. You cannot lose money on an investment in the Index-linked Account, but interest crediting is not guaranteed.

The Fixed Account offers a guarantee, plus interest equal to or greater than the minimum rate specified in your policy.

As the Owner of a policy, you have the right to (a) change a revocable Beneficiary, (b) name a new Owner (on Non-Qualified Policies only), (c) receive Income Payments, (d) name a Payee to receive Income Payments, and (e) subject to certain limitations (see “THE POLICIES – Transfers”), transfer funds among the Investment Divisions, the Segments of the Index-linked Account and the Fixed Account. You cannot lose these rights. However, all rights of ownership cease upon your death. For Inherited IRA policies, ownership changes are not permitted.

The current policyowner of a Non-Qualified Policy has the right to transfer ownership to another person(s) or entity.

To transfer ownership, the policyowner must complete our approved “Transfer of Ownership” form in effect at the time of the request. This change, unless otherwise specified by you, will take effect as of the date you signed the form, subject to any payment we made or action we took before we received the form. When this change takes effect, all rights of

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ownership in the policy will pass to the new Owner. Changing the Owner of the policy does not change an Annuitant or any Beneficiary. Federal law requires all financial institutions to obtain, verify, and record information that identifies each person or entity that becomes the Owner of an existing policy. This means the new policyowner(s) will be required to provide their name, address, date of birth, and other identifying information. To complete a transfer of ownership, the new policyowner(s) may also be required to submit financial and suitability information.

Certain provisions of the policies may be different than the general description in this Prospectus, and certain riders and options may not be available, because of legal requirements or restrictions in your state. All material state variations are noted in this Prospectus, or in “APPENDIX 2 - STATE VARIATIONS”. You can also refer to your policy for specific variations because any such state variations will be included in your policy or in riders or endorsements attached to your policy.

Selecting the Annuity That’s Right for You

In addition to the policies described in this Prospectus, we offer other variable annuities, each having different features, fees and charges. Your registered representative can help you decide which is best for you based on your individual circumstances, time horizon and policy feature preferences.

The policies are designed for individuals who want the ability to hold variable funds, index-linked investments and a traditional fixed account in the same contract. The policies offer fewer variable investment options, and fewer optional riders and other features than certain of New York Life’s other variable annuities. Your registered representative can help you decide whether the New York Life IndexFlex Variable Annuity or the New York Life IndexFlex Variable Annuity – FP Series policy is best for you based on your individual circumstances, time horizon, risk tolerance, and policy feature preferences.

When selecting a policy, you should consider what policy features you plan to use, including whether you intend to invest in the Initial Term Strategies, how much you intend to invest in the Initial Term Strategies relative to the Investment Divisions, the length of your investment horizon (you can choose a 5, 6, or 7-year Surrender Charge Period), and your possible need to make withdrawals that exceed the surrender charge free amount during the Surrender Charge Period. These and other factors will affect your potential policy performance and the fees you pay. Investments in the Separate Account are subject to M&E Charges, which vary by Surrender Charge Period. The Cap Rates and Flat Rates for the Initial Term Strategies, which affect the returns you may receive from an investment in the Index-linked Account, can also vary by Surrender Charge Period. Your registered representative can help you determine which Surrender Charge Period is appropriate for you.

This policy is designed for long-term investment, and premiums should be invested for at least the length of the Surrender Charge Period. You should consider that the Initial Term Strategies are available only at the time of purchase. At the end of the final Segment of an Initial Term Strategy, your Allocation Options will be the Recurring Term Strategies, the Investment Divisions available at that time, and the Fixed Account. You should also keep in mind that NYLIAC offers variable annuities that may have lower mortality and expense charges.

You should consider the investment objectives, risks, charges and expenses of an investment in an Investment Division carefully before investing. Both this Prospectus and the underlying fund prospectuses contain this and other information about the variable annuities and underlying investment options.

You should also consider the limitations associated with an investment in an Index-linked Strategy. When you allocate to an Index-linked Strategy, you will not be investing in the Index you select, or in a mutual fund or exchange-traded fund that tracks that Index. The Index-linked Credit, if any, on a Segment in the Index-linked Account is limited by a Cap Rate or a Flat Rate, which means the return on your investment could be lower than if you had invested directly in a mutual fund or exchange traded fund designed to track the performance of the Index and the performance is greater than the Cap Rate or Flat Rate. On the other hand, with an Index-linked Strategy, you will not lose money if the Index goes down during a Segment.

Qualified and Non-Qualified Policies

We designed the policies primarily for the accumulation of retirement savings, and to provide income at a future date by annuitizing the policy. We issue both Qualified and Non-Qualified Policies. Both types of policies offer tax-deferred accumulation. You may purchase a Non-Qualified Policy to provide for retirement income other than through a tax-qualified plan. You may purchase a Qualified Policy for use with the following tax-qualified plans: Section 408 or 408A Individual Retirement Annuities (IRAs), including Roth IRAs, Inherited IRAs, Inherited Roth IRAs, SEP IRAs, KEOGH and

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One-Participant Pension plans. Other tax-qualified plan types may be made available in the future. For more information, contact your registered representative.

Please see “FEDERAL TAX MATTERS” for a detailed description of these plans.

If you are considering the purchase of a Qualified Policy or a Non-Qualified Policy to fund another type of tax- qualified retirement plan, such as a plan qualifying under Section 401(a) of the Code, you should be aware that this policy will fund a retirement plan that already provides tax deferral under the Code and there are fees and charges in an annuity that may not be included in other types of investments. Therefore, the tax deferral of the annuity does not provide additional benefits. However, this annuity is designed to provide certain payment guarantees and features other than tax deferral, some of which may not be available in other investments. These additional features and benefits include:

•	A guaranteed death benefit, as explained in this Prospectus.

•	The option for you to receive a guaranteed stream of Income Payments for life after you have owned the policy for one year.

•	An Index-linked Account with Allocation Options that credit interest based on the performance of an Index, subject to a Cap Rate or a Flat Rate.

•	A Fixed Account that features a guaranteed fixed interest rate.

•	The flexibility to easily transfer money among Investment Divisions managed by different investment managers.

•	The flexibility to transfer money from the Index-linked Account to the Investment Divisions at the end of a Segment, and from the Investment Divisions to the Index-linked Account.

These features are explained in detail in this Prospectus. You should purchase this annuity with tax-qualified money because of the additional features the annuity provides and not for the tax deferral to which the tax-qualified plan is already entitled. You should consult with your tax or legal adviser to determine if the policy is suitable for your tax qualified plan.

Policy Application and Premium Payments

Unless we permit otherwise, the minimum premium payment is $10,000. To purchase a policy, you must complete an application. Acceptance of applications is subject to NYLIAC’s rules. We reserve the right to reject any application.

Your registered representative will submit your application, with your premium payment, to us at one of our Service Offices (see “Contacting NYLIAC”). Once we receive any portion of your premium payment, and the application is in Good Order, we will issue the policy (the “Policy Date”) and credit that premium payment to the Allocation Options you have selected within two Business Days after receipt at the applicable Service Center. If we cannot credit the premium payment within five Business Days after we receive it because the application is not in Good Order, we will contact you and explain the reason for the delay. Unless you consent to NYLIAC’s retaining the initial premium payment and crediting it as soon as the necessary requirements are fulfilled, we will refund the initial premium payment immediately; however, if you paid the initial premium by check, we can delay that refund payment until your check has cleared.

Generally, you may not make additional premium payments under the policy; however, additional payments identified in your application, and received by us in Good Order, in the 90-day period after the Policy Date, will be added to your premium payment. For example, if you are exchanging more than one annuity policy or life insurance policy for this policy, or if your premium payment will be from different sources (e.g. check and proceeds from a brokerage account), we will allow the proceeds to be used as the premium payment for this policy, provided they are received within 90 days of the Policy Date. If you allocated all or a portion of your premium to an Initial Term Index-linked Strategy, we will consider those additional payments to have been received as of the Policy Date. For amounts allocated to the Investment Divisions or the Fixed Account, additional payments identified in your application and received by us in the 90-day period after your Policy Date will be allocated to your policy at the close of the Business Day on which they are received.

Acceptance of applications is subject to NYLIAC’s rules. We reserve the right to reject any application or initial premium payment. Generally, only one policyowner is named. If we issue a jointly owned policy, ownership rights and privileges under the policy must be exercised jointly and benefits under the policy will be paid upon the death of any joint owner.

The currently available methods of payment are direct payments to NYLIAC, or any other method agreed to by us. The maximum premium payment we accept without prior approval is $3,000,000 for a New York Life IndexFlex Variable Annuity policy, or $1,000,000 for a New York Life IndexFlex Variable Annuity – FP Series policy.

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You can allocate your premium payment among one or more Investment Divisions, up to four Initial Term Strategies and/or the Fixed Account. The minimum amount that you may allocate to any one Investment Division or the Fixed Account is $25. The minimum amount that you may allocate to an Initial Term Strategy is $500.

For Qualified Policies, your premium payment cannot exceed the amount permitted by the plan or applicable law.

Acceptance of any premium payment is subject to NYLIAC’s Suitability Standards, as well as those of your registered representative’s firm.

Tax-Free Section 1035 Exchanges

Subject to certain restrictions, you can make a tax-free exchange under Section 1035 of the Code of all or a portion of one annuity contract, or all of a life insurance policy for an annuity contract. Section 1035 also provides that an annuity contract may be exchanged in a tax-free transaction for a long-term care insurance policy. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange a life insurance policy or annuity contract for the policy described in this Prospectus:

•	you might have to pay a withdrawal charge on your previous contract,

•	there will be a new withdrawal charge period for this policy,

•	other charges under this policy may be higher (or lower),

•	the benefits may be different,

•	you will no longer have access to any benefits from your previous contract (or the benefits may be different), and

•	access to your cash value following a partial exchange may be subject to tax-related limitations.

If the exchange does not qualify for Section 1035 treatment, you also may have to pay federal income tax, including a 10% federal penalty tax, on the exchange. You should not exchange an existing life insurance policy or another annuity contract for this policy unless you determine that the exchange is in your best interest. New York Life may accept electronically transmitted instructions from your registered representative or from another insurance carrier to carry out a 1035 exchange. If you are considering such an exchange, you should consult a tax advisor to discuss the potential tax effects of such a transaction.

Payments Returned for Insufficient Funds

If your premium payment is returned for insufficient funds, we reserve the right to reverse your allocations(s) and charge you a $20 fee for each returned payment. If you allocated any portion of your premium to a variable investment option, a Fund may also redeem shares to cover any losses it incurs as result of a returned payment.

Your Right to Cancel (“Free Look”)

You can cancel the policy within 10 days of delivery of the policy or such longer period as required under state law. To cancel your policy, you must provide a written request for cancellation, and/or return it to VPSC, if your policy is a New York Life IndexFlex Variable Annuity, or the New York Life Annuities Service Center, if your policy is a New York Life IndexFlex Variable Annuity- FP Series, at one of the addresses listed in the “Contacting NYLIAC” section of this Prospectus. Except where you are entitled by law to receive the total of premium payments less any prior partial withdrawals, we will promptly return the Accumulation Value, calculated as of the Business Day that either the registered representative through whom you purchased the policy or VPSC or the New York Life Annuities Service Center receives the policy along with a written request for cancellation in Good Order, but without any deduction for premium taxes or a surrender charge. We will set forth the provision in your policy. See APPENDIX 2 — STATE VARIATIONS for more information about free look provisions in California, Florida, New York and North Dakota.

If you are entitled to receive the total of premium payments less any prior withdrawals, but your Accumulation Value is higher than that amount as of the date your written request for cancellation is received in Good Order, we will return the Accumulation Value, calculated as set forth above, without deductions for premium taxes or surrender charges.

California Free Look Requirements for Purchasers Aged 60 or Older:

If your policy is issued in California and any owner is aged 60 or older at the time your policy is issued, you may allocate your premium payment(s) to the Fixed Account during the Free Look period. After the Free Look period expires, your Accumulation Value will automatically be transferred to the Allocation Options you chose in your application. If you

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allocate your premium payment to the Fixed Account, and the policy is cancelled during the Free Look period, we will give you back your premium payment. However, if your Accumulation Value is higher than that amount as of the date your written request for cancellation is received in Good Order, we will return the Accumulation Value, calculated as set forth in “Your Right to Cancel (“Free Look”)” above. If you do not allocate your premium payment to the Fixed Account and the policy is cancelled during the Free Look period, you will only be entitled to a refund of the policy’s Accumulation Value, which may be less than the premium payment.

Issue Ages

To purchase a Non-Qualified policy you must not be older than age 80 (oldest Owner, if the policy is jointly owned). The Owner, or if the policy is owned by an entity, the Annuitant must not be older than age 80 (oldest Annuitant, if the policy has joint Annuitants).

For IRA, Roth IRA, Inherited IRA, and SEP plans, you must also be the Annuitant. We can issue Qualified Policies if you are between the ages of 18 and 80 (between 0-80 for Inherited IRAs). See “FEDERAL TAX MATTERS” for more information about special rules applicable to minor child owners of Inherited IRAs.

To qualify for the above referenced maximum age limits to purchase a policy, the policy application must be signed and received by us at the address indicated on your policy application prior to the day the Owner, or if the policy is owned by an entity, the Annuitant, becomes age 81. In addition, all funds must be received by us no later than 60 days from the date the Owner or Annuitant, as applicable, becomes age 81, whichever occurs first. Any funds received after such time will be returned.

Transfers

You may transfer amounts between Investment Divisions, from one or more Investment Divisions to the Index-linked Account or the Fixed Account any time until 30 days before the Annuity Commencement Date.

We allow transfers from the Investment Divisions or the Fixed Account to the Index-linked Account on any Business Day, up to two times per Policy Year. We consider a transfer to the Index-linked Account from multiple sources (Investment Divisions or the Fixed Account) on the same date to be a single transfer.

Each transfer to the Index-linked Account creates a new Segment in one or more Recurring Term Strategies effective on the transfer date. You cannot transfer into an Initial Term Strategy. You cannot have more than active 20 Segments at one time in the Index-linked Account. If a transfer to the Index-linked Account would cause you to exceed that limit, we will not accept it.

Transfers out of a Segment are permitted only as of the Segment Maturity Date. You can submit a request to transfer the Segment Value to an Investment Division, the Fixed Account or a Recurring Term Index-linked Strategy during the period beginning 30 days before the Segment Maturity Date. Transfer requests submitted in Good Order will be processed as of the Segment Maturity Date. You can cancel a transfer up to five Business Days after the Segment Maturity Date. Transfers to an Investment Division(s) will be priced as of the transfer date or the next Business Day, if the transfer date is not a Business Day. We reserve the right to limit transfers out of the Index-linked Account to no more than 20 percent of the Index-linked Account Accumulation Value, calculated as of the preceding Policy Anniversary Date, or as or the Policy Date during the first Policy Year, at one time. If we implement such a limit, we will provide advance notice to you. Please note that although transfers out of a Segment are permitted only on the Segment Maturity Date, you can make a withdrawal from a Segment at any time, but no Index-linked Credit will be applied to amounts withdrawn from a Segment before the Segment Maturity Date. For more information, see “DISTRIBUTIONS UNDER THE POLICY—Surrenders and Withdrawals”.

If you do not request a transfer from a Segment in an Recurring Term Strategy or from the last Segment of an Initial Term Strategy, the Segment Value will automatically be transferred on the Segment Maturity Date to a new Recurring Term Strategy with the same Interest Crediting Method and Index as the preceding Segment, at the Cap Rate or Flat Rate in effect as of the new Segment Start Date. You will be notified at least 30 days before the Segment Maturity Date that this automatic transfer will be occurring. The notification will explain your options, including that you can cancel that transfer up to five Business Days after the new Segment Start Date, and request a transfer of the Segment Value to another Allocation Option. You can contact us (see “Contacting NYLIAC”) or contact your registered representative directly to get information about the Cap Rates and Flat Rates in effect on the Segment Maturity Date. Cap Rates and Flat Rates are based on current market conditions and can change weekly. Rates are usually announced on the first Business Day of the week, and apply to all Segments that begin during that week.

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Transfers to an Investment Division or the Fixed Account will be processed as of the day we receive your cancellation request in Good Order. Transfers to a new Recurring Term Strategy from another Segment will be effective as of the Segment Maturity Date of the originating Segment. Transfers to a new Recurring Term Strategy from the Fixed Account or an Investment Division will be effective as of the transfer date. The Cap Rate or Flat Rate for the new Recurring Term Strategy will be the rate in effect as of the Segment Start Date for the new Recurring Term Strategy. Contact us (see “Contacting NYLIAC) or contact your registered representative for information about the current Cap Rates and Flat Rates for your policy at the time of transfer. These rates are based on current market conditions and can change weekly. Rates are usually announced on the first Business Day of the week, and apply to all Segments that begin during that week.

The minimum amount that you may transfer from an Investment Division is $500. The minimum amount you may transfer to an individual Investment Division is $25. The minimum amount you may transfer to a Recurring Term Strategy or the Fixed Account is $500. If, after you make a transfer, the value of the remaining Accumulation Units in an Investment Division would be less than $500, or the Fixed Account would be less than $25, we will transfer the entire value unless NYLIAC in its discretion determines otherwise.

Currently, we do not charge for transfers among Investment Divisions under the policy. However, we reserve the right to charge for each transfer among Investment Divisions after the first 12 in a given Policy Year, subject to any applicable state insurance law requirements. You may make transfers from the Fixed Account to the Investment Divisions or the Index-linked Account only under certain circumstances. (See “THE FIXED ACCOUNT.”)

You can request a transfer by any of the three methods listed below. Transfer requests are subject to limitations and must be made in accordance with our established procedures. (See “Online Service at www.newyorklife.com and www.newyorklifeannuities.com.”)

If you own a New York Life IndexFlex Variable Annuity policy:

In Writing	By Phone	Online
Written requests must be on a form we approve to VPSC, at the appropriate address listed in the “Contacting NYLIAC” section of this Prospectus (or any other address we indicate to you in writing).	Call a Customer Service Representative at 800-598-2019 between the hours of 9:00 a.m. and 6:00 p.m. (Eastern Time).	Make your request through www.newyorklife.com Monday through Friday, from 6 a.m. until 4 a.m., Saturday, from 6 a.m. until 2 a.m. and Sunday from 7 a.m. until 1 a.m. (Eastern Time).

If you own a New York Life IndexFlex Variable Annuity – FP Series policy:

In Writing	By Phone	Online

Written requests must be received on a form we approve to New York Life Annuities Service Center at the appropriate address listed in the “Contacting NYLIAC” section of this Prospectus (or any other address we indicate to you in writing).

	Call a Customer Service Representative, at 800-762-6212 between the hours of 8;30 a.m. and 5:30 p.m. (Eastern Time).	Make your request through www.newyorklifeannuities.com from Monday through Friday from 7 a.m. until 4 a.m, Saturday from 7 a.m. to 10 p.m. and Sunday 7 a.m. to 8 p.m. (Eastern Time).

We do not currently accept faxed or e-mailed transfer requests, however, we reserve the right to accept them at our discretion. NYLIAC is not liable for any loss, cost or expense for action based on telephone or electronic instructions which are believed to be genuine in accordance with these procedures. Transfer requests received after the close of regular trading on the New York Stock Exchange, generally 4:00 p.m. Eastern Time or received on a non-Business Day, will be priced or applied as of the next Business Day.

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Limits on Transfers

Procedures Designed to Limit Potentially Harmful Transfers Among the Investment Divisions—The policies are not intended as vehicles for market timing. Accordingly, your ability to make transfers is subject to limitation if we determine, in our sole opinion, that the exercise of that privilege may disadvantage or potentially hurt the rights or interests of other policyowners.

Any modification of the transfer privilege could be applied to transfers to or from some or all of the Investment Divisions. If not expressly prohibited by the policy, we may, for example:

•	reject a transfer request from you or from any person acting on your behalf;

•	restrict the method of making a transfer;

•	charge you for any redemption fee imposed by an underlying fund; or

•	limit the dollar amount, frequency, or number of transfers.

Currently, if you or someone acting on your behalf requests by telephone and/or electronically transfers into or out of one or more Investment Divisions on three or more days within any 60-day period, we will send you a letter notifying you that the transfer limitation has been exceeded. If we receive an additional transfer request that would result in transfers into or out of one or more Investment Divisions on three or more days within any 60-day period, we will process the transfer request. Thereafter, we will immediately suspend your ability to make transfers electronically and by telephone, regardless of whether you have received the warning letter. All subsequent transfer requests for your policy must then be made in writing through the U.S. mail or an overnight courier and received by at one of the addresses applicable to your policy listed in the “Contacting NYLIAC” section of this Prospectus. We will provide you with written notice when we take this action.

We may change these limitations or restrictions or add new ones at any time without prior notice; your policy will be subject to these changes regardless of the issue date of your policy. All transfers are subject to the limits set forth in this Prospectus in effect on the date of the transfer request, regardless of when your policy was issued. Note, also, that any applicable transfer rules, either as indicated above or that we may utilize in the future, will be applied even if we cannot identify any specific harmful effect from any particular transfer.

We apply our limits on transfers procedures to all owners of the policy without exception.

Orders for the purchase of Fund portfolio shares are subject to acceptance by the relevant Fund. We will reject or reverse, without prior notice, any transfer request into an Investment Division if the purchase of shares in the corresponding Fund portfolio is not accepted by the Fund for any reason. For transfers into multiple Investment Divisions, the entire transfer request will be rejected or reversed if any part of it is not accepted by any one of the Funds. We will provide you with written notice of any transfer request we reject or reverse. You should read the Fund prospectuses for more details regarding their ability to refuse or restrict purchases or redemptions of their shares. In addition, a Fund may require us to share specific policyowner transactional data with them, such as taxpayer identification numbers and transfer information.

Risks Associated with Potentially Harmful Transfers—Our procedures are designed to limit potentially harmful transfers. However, we cannot guarantee that our procedures will be effective in detecting and preventing all transfer activity that could disadvantage or potentially hurt the rights or interests of other policyowners. The risks described below apply to policyowners and other persons having material rights under the policies.

•

We do not currently impose redemption fees on transfers or expressly limit the number or size of transfers in a given period. Redemption fees, transfer limits, and other procedures or restrictions may be more or less successful than our procedures in deterring or preventing potentially harmful transfer activity.

•	Our ability to detect and deter potentially harmful transfer activity may be limited by policy provisions.

(1) The underlying fund portfolios may have adopted their own policies and procedures with respect to trading of their respective shares. The prospectuses for the underlying fund portfolios, in effect at the time of any trade, describe any such policies and procedures. The trading policies and procedures of an underlying fund portfolio may vary from ours and be more or less effective at preventing harm. Accordingly, the sole protection you may have against potentially harmful frequent transfers is the protection provided by the procedures described herein.

(2) The purchase and redemption orders received by the underlying fund portfolios reflect the aggregation and

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netting of multiple orders from owners of the policy and other variable policies issued by us. The nature of these combined orders may limit the underlying fund portfolios’ ability to apply their respective trading policies and procedures. In addition, if an underlying fund portfolio believes that a combined order we submit may reflect one or more transfer requests from owners engaged in potentially harmful transfer activity, the underlying fund portfolio may reject the entire order and thereby prevent us from implementing any transfers that day. We do not generally expect this to happen. Alternatively, Funds may request information on individual policyowner transactions and may impose restrictions on individual policyowner transfer activity.

•

Other insurance companies that invest in the Fund portfolios underlying the policy, may have adopted their own policies and procedures to detect and prevent potentially harmful transfer activity. The policies and procedures of other insurance companies may vary from ours and be more or less effective at preventing harm. If their policies and procedures fail to successfully discourage potentially harmful transfer activity, there could be a negative effect on the owners of all of the variable policies, including ours, whose Investment Divisions correspond to the affected underlying fund portfolios.

•	Potentially harmful transfer activity could result in reduced performance results for one or more Investment Divisions, due to among other things:

(1)	an adverse effect on portfolio management, such as:

(a)	impeding a portfolio manager’s ability to sustain an investment objective;

(b)	causing the underlying fund portfolio to maintain a higher level of cash than would otherwise be the case; or

(c)	causing an underlying fund portfolio to liquidate investments prematurely (or at an otherwise inopportune time) in order to pay withdrawals or transfers out of the underlying fund portfolio.

(2)	increased administrative and Fund brokerage expenses.

(3)

dilution of the interests of long-term investors in an Investment Division if purchases or redemptions into or out of an underlying fund portfolio are made when, and if, the underlying fund portfolio’s investments do not reflect an accurate value (sometimes referred to as “time-zone arbitrage” and “liquidity arbitrage”).

Speculative Investing

Do not purchase the policy if you plan to use it for speculation, arbitrage, viatication or any other type of collective investment scheme. Your policy may not be traded on any stock exchange or secondary market. By purchasing the policy, you represent and warrant that you are not using the policy, or any of its riders, for speculation, arbitrage, viatication or any other type of collective investment scheme.

Online Service at www.newyorklife.com and www.newyorklifeannuities.com

If your policy is a New York Life IndexFlex Variable Annuity policy, you have access to online services at www.newyorklife.com. If your policy is a New York Life IndexFlex Variable Annuity- FP Series policy, you have access to online services at www.newyorklifeannuities.com.

For most policies, our online portals provide up-to-date information about your policy and allow you to request transfers, allocation changes and partial withdrawals. Policies that are jointly owned may not request transactions through the online portals. We may revoke online service for certain policyowners (see “THE POLICIES-Limits on Transfers”).

In order to obtain policy information online, you are required to register for access. You will be required to register a unique Username and Password to gain access. Once registered, you can, among other things, access policy values, change your address, download service forms, view policy statements, and submit policy transactions.

We will use reasonable procedures to make sure that the instructions we receive through our online portals are genuine. We are not responsible for any loss, cost, or expense for any actions we take based on instructions received online at www.newyorklife.com or www.newyorklifeannuities.com that we believe are genuine. We will confirm all transactions in writing.

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Financial requests received after 4:00 p.m. (Eastern Time) or on non-Business Days will be processed as of the next Business Day.

Currently, online service at www.newyorklife.com is open Monday through Friday, from 6 a.m. until 4 a.m., Saturday, from 6 a.m. until 2 a.m. and Sunday from 7 a.m. until 1 a.m. (Eastern Time). The current hours for www.newyorklifeannuities.com are 7 a.m. to 4 a.m. Monday through Friday, 7 a.m. to 10 p.m. on Saturday, and 7 a.m. to 8 p.m. on Sunday.

After you log in, you can:

•	e-mail the New York Life Annuities Service Center or VPSC, as applicable;

•	obtain current policy values;

•	transfer assets between Investment Divisions and/or the Index-linked Account;

•	request partial withdrawals;

•	reset your password;

•	change your address;

•	download service forms;

•	view and download policy statements;

•	change your phone number or e-mail address;

•	view and update beneficiary information; and

•	enroll in electronic delivery of select policy materials.

If your policy is a New York Life IndexFlex Variable Annuity policy, you also can also email your registered representative.

If your policy is a New York Life IndexFlex Variable Annuity--FP series policy, your registered representative may also be available through email. You can contact your registered representative for more information about email access.

We make the online services available at our discretion. In addition, availability of online service may temporarily be interrupted at certain times. We do not assume responsibility for any loss while online service at www.newyorklife.com or www.newyorklifeannuities.com is unavailable. If you are experiencing problems, you can send service requests to us at one of the addresses listed in the “Contacting NYLIAC” section of this Prospectus.

Information System Failures and Cybersecurity Risks

We rely on technology, including digital communications and data storage networks and systems, to conduct our variable product business activities. Because our business, including our variable product business, is highly dependent upon the effective operation of our computer systems (including online service at www.newyorklife.com, www.newyorklifeannuities.com and other systems) and those of our service providers and business partners, our business is vulnerable to disruptions from utility outages and susceptible to operational and information security risks resulting from information system failures and cyber-attacks. These risks also apply to other insurance and financial services companies and businesses. These risks include, among other things, the theft, misuse, corruption and destruction of data maintained online or digitally, interference with or denial of service, attacks on websites and other operational disruption, and unauthorized use, abuse and/or release of confidential customer information. We have established administrative and technical controls and cybersecurity plans, including a business continuity plan, to identify and protect our operations against system failures and cybersecurity breaches. Despite these controls and plans, systems failures and cyber-attacks affecting New York Life Insurance Company and any of its affiliates and other affiliated or unaffiliated third-party administrators, underlying funds, intermediaries and other service providers and business partners may have a material, negative impact on us and your policy Accumulation Value. For instance, system failures and cyber-attacks may (i) interfere with our processing of policy transactions (including surrenders, withdrawals, loans and transfers) and the processing of orders from www.newyorklife.com or www.newyorklifeannuities.com, or with the underlying funds or cause other operations issues; (ii) impact our ability to calculate Accumulation Unit Values, Index-linked Credits and your policy’s Accumulation Values; (iii) cause the release, loss and/or possible destruction of confidential customer and/or business information; (iv) subject us and/or our service providers, business partners and intermediaries to regulatory fines, litigation and financial losses and/or cause us reputational damage. System failures and cybersecurity breaches

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may also impact the issuers of securities in which the underlying funds invest, which may cause the funds underlying your policy to lose value. There can be no assurance that we, or the underlying funds or our service providers and business partners, will be able to avoid these risks at all times or avoid losses affecting your policy due to information systems failures or cyber-attacks.

Risks Affecting our Administration of Your Policy

NYLIAC’s business activity and operations, and/or the activities and operations of our service providers and business partners, are subject to certain risks, including, those resulting from information systems failures, cyber-attack, or current or future outbreaks of infectious diseases, epidemics or pandemics (“serious infectious disease outbreaks”). These risks are common to all insurers and financial service providers and may materially impact our ability to administer the policy (and to keep policyowner information confidential). (See “The Policies-Information Systems Failures and Cybersecurity Risks” for more information on information systems failures and cybersecurity risks and “The Policies-Risks from Serious Infectious Disease Outbreaks” for more information on risks from serious infectious disease outbreaks.)

Risks from Serious Infectious Disease Outbreaks

Our ability to administer your policy is subject to certain risks—common to all insurers and financial service providers—that could result from current or future outbreaks of infectious diseases, epidemics or pandemics (“serious infectious disease outbreaks”). Serious infectious diseases may spread rapidly. Serious infectious disease outbreaks—and general concerns about the course and effects of such outbreaks — not only raise serious health concerns, but also may significantly disrupt economic activity in the U.S. and globally. The effects of a serious infectious disease outbreak may be short-term or last for extended time periods.

Our business activity and operations, and/or the activities and operations of our service providers and business partners, could be adversely affected or interrupted by serious infectious disease outbreaks. In order to mitigate the possible effects of these types of events, NYLIAC has established business continuity and disaster recovery plans. These plans may, for example, require our employees to work and access our information technology, communications or other systems remotely. Notwithstanding these plans, a serious infectious disease outbreak and public health measures taken by government officials to combat an outbreak — may have a material, adverse effect on us, our ability to administer your policy and your Accumulation Value. For example, a serious infectious disease outbreak or public health measures implemented to combat it may adversely affect our business and operations by (i) interfering with our processing of policy transactions (including surrenders, withdrawals, and transfers) and the processing of orders from online service requests at www.newyorklife.com or www.newyorklifeannuities.com or with the underlying funds or cause other operational issues; (ii) delaying or interrupting our receipt of pricing or other services provided by third parties, thereby affecting among other things our ability to calculate Accumulation Unit values, Accumulation Values, Index Values and Index Performance, or to administer policy transactions dependent on systems and services provided by third parties; (iii) preventing our workforce from being able to be physically present at one or more of our worksites or from traveling to alternative worksites needed to implement our business continuity and disaster recovery plans, thereby resulting in lengthy interruptions of service; or (iv) subjecting us and/or our service providers, business partners and intermediaries to regulatory fines, litigation, financial losses and/or cause us reputational damage. In addition, our operations require experienced professional staff. Loss of a substantial number of such persons or an inability to provide properly equipped places for them to work may disrupt our operations and adversely affect our business. Serious infectious disease outbreaks may also affect the issuers of securities in which the underlying funds invest, which may cause the funds underlying the Investment Divisions in which you have invested, or the Indexes used to calculate Index-linked Credits on investments in the Index-linked Account, to decrease in value. Serious infectious disease outbreaks may also affect market interest rates, which may affect the interest crediting rates we may declare for the Fixed Account under your policy, or the Cap Rates or Flat Rates for the Index-linked Account Strategies (each subject to guaranteed minimum rates). There can be no assurance that we, the underlying funds, the companies in which they invest, the Index providers or our service providers and business partners will be able to avoid these risks at all times or avoid losses affecting your policy due to serious infectious disease outbreaks.

CARES Act

The Coronavirus Aid, Relief and Economic Security Act (the “CARES Act”), which was enacted on March 27, 2020, contains provisions relaxing certain requirements applicable to distributions from certain qualified plans, individual retirement accounts and individual retirement annuities. Among other things, it waives required minimum distribution payments for 2020 from certain types of plans, and early withdrawal penalties on withdrawals of up to $100,000 by participants in certain types of plans, who meet certain eligibility requirements. You should consult

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your financial or tax adviser for more information about the effect of the CARES Act and for assistance in determining whether you qualify to rely on any of these provisions in connection with your policy.

Third Party and Registered Representative Actions

Third Party Actions: You may authorize a third party to have access to your policy information and to make transfers among Investment Divisions, the Index-linked Account and/or the Fixed Account and other permitted transactions by telephone. How you do so depends on which policy you own.

•	If your policy is a New York Life IndexFlex Variable Annuity, you must send VPSC a Telephone Authorization Form.

•	If your policy is a New York Life IndexFlex Variable Annuity – FP Series, you must send the New York Life Annuities Service Center a Telephone/Web Authorization Form.

You should send the form to one of the addresses noted in the “Contacting New York Life” section of this Prospectus. To be accepted, the form must be in Good Order.

To ensure that the individual giving instructions is authorized, our customer service representative will require certain identifying information (e.g., Social Security Number, address of record, date of birth, etc.) before taking any requests from or providing any information to a third party. See “The Policies – Transfers” for information on how to transfer assets between Investment Divisions and to or from the Index-linked Account.

Registered Representative Actions: If your policy is a New York Life IndexFlex Variable Annuity, you may also authorize us to accept electronic instructions from a registered representative or a registered service assistant assigned to your policy in order to make transfers among investment options, partial withdrawals and changes to your investment objective and/or risk tolerance. You may also authorize us to accept telephone instructions from a registered representative to make transfers among investment options. To authorize the registered representative(s) or registered service assistants assigned to your policy to make premium allocations, electronic transfers or telephone transfers, you must send a completed Trading and Partial Withdrawal Authorization Form to VPSC at one of the addresses listed in the “Contacting NYLIAC” section of this Prospectus. You must provide a separate authorization to us in order for your registered representative or the registered service assistant assigned to your policy to be able to make telephone and online partial withdrawals on your behalf. Any telephone and online partial withdrawal is subject to dollar amount limits that we establish. We may revoke trading authorization privileges for certain policyowners, (See “THE POLICIES—Limits on Transfers”). Trading authorization may be elected, changed or canceled at any time. We will confirm all transactions in writing. Not all transactions are available on the Internet.

NYLIAC is not liable for any loss, cost or expense for action on instructions which are believed to be genuine in accordance with the procedures. As these parties act on your behalf, you are responsible for and bear the consequences of their instructions and other actions, including any limits on transfers.

We may choose to accept forms you have completed that your registered representative, or your local New York Life field office, transmitted to us electronically via our internal secured network. We will accept electronically-transmitted service forms only. For information on how to initiate a transfer, or request a withdrawal, please refer to “THE POLICIES—Transfers” or “DISTRIBUTIONS UNDER THE POLICY — Partial Withdrawals”. We do not currently accept faxed or e-mailed requests for transactions affecting your investments under the policy, but we reserve the right to accept them at our discretion.

Electronic Delivery

We are required to send you, free of charge, annual updates to this Prospectus, as well as annual and semi-annual financial reports from the Eligible Portfolios. If you own a New York Life IndexFlex Variable Annuity, you can register to have these documents sent to you using electronic delivery. Otherwise, we will send paper copies of these documents. Beginning January 1, 2021, paper copies of the annual and semi-annual financial reports will no longer be sent by mail, unless you specifically request paper copies of the reports from NYLIAC. Instead, the reports will be made available on a website, and you will be notified by mail each time a report is posted and provided with a website link to access the report.

You may elect to receive all future annual and semi-annual financial reports in paper free of charge. You can inform NYLIAC that you wish to receive paper copies of those reports by contacting NYLIAC as described in the “Contacting

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NYLIAC” section of this Prospectus. Your election to receive reports in paper will apply to all Eligible Portfolios described herein.

Accumulation Period

(a) Crediting of Premium Payments

When you purchase your policy, you tell us how to allocate your premium. You can allocate your premium to one or more Investment Divisions, the Fixed Account, and up to four Initial Term Strategies. The minimum amount that you may allocate to any one Investment Division or a Segment in the Index-linked Account is $500. The minimum amount that you may allocate to the Fixed Account is $25.

We will credit amounts that you allocate to an Investment Division in the form of Accumulation Units. We determine the number of Accumulation Units we credit to a policy by dividing the amount allocated to each Investment Division by the Accumulation Unit value for that Investment Division as of the close of the Business Day we are making this calculation. The value of an Accumulation Unit will vary depending on the investment experience of the Portfolio in which the Investment Division invests. The number of Accumulation Units we credit to a policy will not, however, change as a result of any fluctuations in the value of an Accumulation Unit. The value of Accumulation Units in each Investment Division will change daily to reflect the investment experience of the corresponding Portfolio as well as the deduction of the Separate Account charges. The Statement of Additional Information contains a detailed description of how we value the Accumulation Units.

See “The INDEX-LINKED ACCOUNT” and “THE FIXED ACCOUNT” for a description of interest crediting for investments in those accounts.

Riders

(a) Index-linked Account Allocation Options—Initial Term Strategies Rider and Index-linked Account Allocation Options— Recurring Term Strategies Rider

These riders are available with all policies at no additional cost. They contain the terms of the Index-linked Strategies, which are described in this Prospectus. For more information, see “THE INDEX-LINKED ACCOUNT”.

(b) Living Needs Benefit/Unemployment Rider

This rider is available with all New York Life IndexFlex Variable Annuity policies at no additional cost. It is not available with New York Life IndexFlex Variable Annuity – FP Series policies. Rider benefits and requirements for the rider benefits may not be the same in all jurisdictions. In Connecticut, the rider is named the “Living Needs Benefit Rider” and the Unemployment and disability portions of the rider are not available. In New York, the rider is named “Waiver of Surrender Charges For Living Needs Qualifying Events” and the Unemployment portion of the rider is not available. In New Jersey, the rider is named the “Living Needs Benefit Rider” and the Unemployment portion of the rider is not available.

The Living Needs Benefit/Unemployment Rider provides for an increase in the amount that can be withdrawn from your policy without a surrender charge when certain qualifying events occur. With this rider you may be eligible to receive all or a portion of the Accumulation Value of your policy without paying a surrender charge if you provide satisfactory proof that a Qualifying Event (as defined below) has occurred. In order to receive the benefit associated with this rider, your policy must have been in force for at least one year and have a minimum Accumulation Value of $5,000 and the Qualifying Event must occur on or after the Policy Date. For the Disability portion of the rider, any withdrawal after your 66th birthday will not be eligible for the rider benefit and surrender charges may apply. In addition, none of the benefits of this rider are available for policies where any Owner(s) has attained their 86th birthday on the Policy Date. If the Owner(s) is not a natural person, all restrictions and benefits of the rider are based on the Annuitant.

The types of Qualifying Events are as follows:

(a)	Health Care Facility: The Owner is enrolled and living in a Health Care Facility for 60 consecutive days.

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(b)	Terminal Illness: A determination by a licensed physician that the Owner has a life expectancy of 12 months or less.

(c)

Disability: determination by a licensed physician that the Owner has a disability that prevents them from performing any work for pay or profit for at least 12 consecutive months. In California, the definition of Disability is different. See “Appendix 2 – State Variations”.

(d)	Unemployment: A determination letter from the applicable state’s Department of Labor that the Owner qualifies for and has been receiving state unemployment benefits for 60 consecutive days.

Health Care Facility means a state licensed/certified nursing home/assisted living facility. For the Disability portion of the rider, we may also require proof of continued disability as of the date of the withdrawal.

You will be able to receive benefits under this rider the later of the date you meet the above requirements or the date we receive your documentation in Good Order at the appropriate address listed in the “Contacting NYLIAC” section of this Prospectus.

(c) Living Needs Benefit Surrender Charge Reduction Rider

This rider is included with all New York Life IndexFlex Variable Annuity – FP policies, other than those issued in California. It is not available with New York Life IndexFlex Variable Annuity policies. There is no additional cost for the rider. Some rider provisions are different in Florida and New York – see Appendix 2 for more information.

This rider provides for an increase in the amount that can be withdrawn from the policy without a surrender charge, when certain qualifying events occur. With this rider you may be eligible to receive all or a portion of the Accumulation Value of your policy without paying a surrender charge if you provide satisfactory proof that a Qualifying Event (as defined below) has occurred. To receive the rider benefit, your policy must have been in force for at least one year and have an Accumulation Value of at least $5,000. The qualifying Event must occur on or after the Policy Date. For the disability portion of the rider, any withdrawal after your 66th birthday will not be eligible for the rider benefit and surrender charges may apply. In addition, none of the benefits of this rider are available for policies where any Owner has attained age 86 on the Policy Date. If the Owner(s) is not a natural person, all restrictions and benefits of the rider are based on the Annuitant.

The types of Qualifying Events are as follows:

(a)	Health Care Facility: The Owner is enrolled and living in a Health Care Facility for 60 consecutive days.

(b)	Terminal Illness: A determination by a licensed physician that the Owner has a life expectancy of 12 months or less.

(c)	Disability: determination by a licensed physician that the Owner has a disability that prevents them from performing any work for pay or profit for at least 12 consecutive months.

Health Care Facility means a state licensed/certified nursing home/assisted living facility. For the Disability portion of the rider, we may also require proof of continued disability as of the date of the withdrawal.

You will be able to receive benefits under this rider on the later of the date you meet the above requirements or the date we receive your documentation in Good Order at one of the addresses in the “Contacting NYLIAC” section of this Prospectus.

(d) Home Health Care Rider

This rider is included with all New York Life IndexFlex Variable Annuity policies, except for policies issued in California. It is not available with New York Life IndexFlex Variable Annuity – FP Series policies. In Florida and New York, this rider is called the Waiver of Surrender Charges for Home Health Care Qualifying Event Rider. In South Dakota, this rider is called the Waiver of Surrender Charges for Home HealthCare Qualifying Event rider. Some rider provisions are different in New York and Florida — See Appendix 2 for more information. There is no additional cost for this rider.

This rider provides for an increase in the amount of a partial withdrawal or full surrender that is free of surrender charges (from 10 percent to 20 percent) if you begin receiving Home Health Care Services provided by a Home Health Care Provider, as recommended by a licensed physician. You must have received Home Health Care Services for at least 60 days during the six-month period preceding the partial withdrawal or full surrender. The Home Health Care Provider must be an organization or individual that is licensed to provide home health care to chronically ill individuals in their home or residence for an hourly or daily charge.

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Policyowner Inquiries

Your inquiries and written requests for service must be addressed to NYLIAC as indicated in the Contacting NYLIAC section of this Prospectus. Faxed and e-mailed requests are not currently accepted; however, we reserve the right to accept them at our discretion. All phone calls for service requests are recorded. We will confirm all transactions in writing. If you feel that a transaction has been processed incorrectly, it is your responsibility to contact us in writing and provide us with all relevant details. You must provide us with the nature of the error, the date of the error and any other relevant details. You should review your reports and statements carefully and promptly report any errors and discrepancies to us, preferably, within fifteen (15) days of the date of the confirmation with the transaction in question.

Records and Reports

NYLIAC will mail to you at your last known address of record, at least semi-annually after the first Policy Year, reports containing information required under the federal securities laws or by any other applicable law or regulation. Generally, NYLIAC will immediately mail to you confirmation of any transactions involving the Separate Account, the Index-linked Account and the Fixed Account. If you feel a transaction has been processed incorrectly, it is your responsibility to contact us in writing and provide us with all relevant details. You must provide us with the nature of the error, the date of the error and any other relevant details. It is important that you review your confirmation and quarterly statements carefully and promptly report any errors and discrepancies to us, preferably, within fifteen (15) days of the date of the statement in question. It is important that you inform NYLIAC of an address change so that you can receive these policy statements (see the Contacting NYLIAC section of this Prospectus). In the event your statement is returned from the US Postal Service as undeliverable, we reserve the right to suspend mailing future correspondence and also suspend current transaction processing until an accurate address is obtained. In addition, no new service requests can be processed until a valid current address is provided.

CHARGES AND DEDUCTIONS

Surrender Charges

Since no deduction for a sales charge is made from premium payments, we impose a surrender charge on certain partial withdrawals and surrenders of the policies. The surrender charge covers certain expenses relating to the sale of the policies, including commissions to registered representatives and other promotional expenses. We measure the surrender charge as a percentage of the amount withdrawn or surrendered. The surrender charge may apply to amounts applied under certain Income Payment options.

When you purchase your policy, you choose a surrender charge period of 5, 6 or 7 years. If you surrender your policy, we deduct the surrender charge from the amount paid to you. However, you can withdraw the greater of (a) 10% of the Accumulation Value as of the last policy anniversary (10% of the premium payments if the withdrawal is made in the first Policy Year), less any prior free withdrawals during the policy year or (b) 10% of the current Accumulation Value less any prior free withdrawals during the Policy Year, without a surrender charge (see “CHARGES AND DEDUCTIONS—Exceptions to Surrender Charges”, below). In the case of a partial withdrawal, you can direct NYLIAC to take surrender charges either from the remaining value of the Allocation Options from which the partial withdrawals are made, or from the amount paid to you. If the remaining value in an Allocation Option is less than the necessary surrender charge, we will not process the withdrawal.

When choosing a Surrender Charge Period, you should consider how you intend to use the policy, including whether you intend to invest in the Initial Term Strategies, how the Cap Rates and Flat Rates vary depending on the length of the Initial Term Strategies, how much you invest in the Initial Term Strategies relative to the Investment Divisions, the length of your investment horizon, and your possible need to make withdrawals that exceed the surrender charge free amount during the Surrender Charge Period. These and other factors will affect your potential policy performance and the fees you pay. Your registered representative can help you determine which Surrender Charge Period is appropriate for you. The surrender charge is a percentage (shown in the applicable table below) of the Accumulation Value withdrawn or surrendered. The applicable percentage corresponds to the Policy Year in which you make a partial withdrawal or surrender the policy. The guaranteed maximum surrender charge is 8% percent of the amount withdrawn. The percentage of the surrender charge varies depending upon which Surrender Charge Period you choose.

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Amount of Surrender Charge – if you chose the 7-year Surrender Charge Period

Policy Year	Charge
1	8%
2	8%
3	7%
4	6%
5	5%
6	4%
7	3%
8+	0%

Amount of Surrender Charge – if you chose the 6-year Surrender Charge Period

Policy Year	Charge
1	8%
2	8%
3	7%
4	6%
5	5%
6	4%
7+	0%

Amount of Surrender Charge – if you chose the 5-year Surrender Charge Period

Policy Year	Charge
1	8%
2	8%
3	7%
4	6%
5	5%
6+	0%

In no event will the aggregate surrender charge applied under the policy exceed nine percent (9.0%) of the total premium payments.

Exceptions to Surrender Charges

We will not assess a surrender charge:

(a)

on amounts you withdraw in any Policy Year that are less than or equal to the greater of (i) 10% of the Accumulation Value as of the last Policy Anniversary (10% of the premium payment if the withdrawal is made in the first Policy Year) less any prior surrender charge free withdrawals during the Policy Year; or (ii) 10% of the Accumulation Value at the time of withdrawal, less any prior surrender charge free withdrawals during the Policy Year.

(b)	if NYLIAC cancels the policy;

(c)	if you exercise your right to cancel your policy during the Free Look period;

(d)	when we pay proceeds upon the death of the policyowner;

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(f)	when you select an Income Payment option involving life income in any Policy Year after the first Policy Anniversary;

(g)

when a required minimum distribution calculated based on the value of this policy is made under a Qualified Policy. (The amount of a required minimum distribution will, however, be included when calculating the amount in item (a), above);

(h)	on withdrawals you make under the Living Needs Benefit/Unemployment Rider or the Living Needs Benefit Rider;

(i)	on monthly or quarterly periodic partial withdrawals made pursuant to Section 72(t)(2)(A)(iv) of the Code; and

(j)	when the aggregate surrender charges under a policy exceed 9.0% of the total premium payments.

Other Charges

(a) Mortality and Expense Risk and Administrative Costs Charge

Prior to the Annuity Commencement Date, we deduct a charge from the assets of the Separate Account to compensate us for certain mortality and expense risks and administrative costs (M&E Charge) we assume under the policies and for providing policy administration services.

For policies with a 5-year surrender charge period, the current and guaranteed M&E Charges are equal on an annual basis to 1.30% of the average daily Variable Accumulation Value.

For policies with a 6-year surrender charge period, the current and guaranteed M&E Charges are equal on an annual basis to 1.25% of the average daily Variable Accumulation Value.

For policies with a 7-year surrender charge period, the current and guaranteed M&E Charges are equal on an annual basis to 1.20% of the average daily Variable Accumulation Value.

The mortality risk assumed is the risk that Annuitants as a group will live for a longer time than our actuarial tables predict. As a result, we would be paying more Income Payments than we planned. We also assume a risk that the mortality assumptions reflected in our guaranteed annuity payment tables, shown in each policy, will differ from actual mortality experience. Lastly, we assume a mortality risk that, at the time of death, the guaranteed minimum death benefit will exceed the policy’s Accumulation Value. The expense risk assumed is the risk that the cost of issuing and administering the policies will exceed the amount we charge for these services. We expect to make a profit from this charge, which we may use for any purpose.

(b) Fund Charges

The value of the assets of the Separate Account will indirectly reflect the Funds’ total fees and expenses. The Funds’ total fees and expenses are not part of the policy. They may vary in amount from year to year. These fees and expenses are described in detail in the relevant Fund’s prospectus and/or SAI.

Certain Eligible Portfolios may also impose liquidity or redemption fees on withdrawals (including transfers) pursuant to SEC rules, including Rules 2a-7 or 22c-2 under the Investment Company Act of 1940. In such cases, we would administer the Fund fees and deduct them from your Accumulation Value or transaction proceeds.

(c) Transfer Fees

Currently, we do not charge for transfers under the policy. However, we reserve the right to charge up to $30 for each transfer among the Investment Divisions after the first 12 in a given Policy Year, subject to any applicable state insurance law requirements. The charge is to compensate us for the expense of processing the transfer. The transfer charge, if applicable, will be assessed at the time that the transfer is processed. Each time you request a transfer, we will assess the transfer charge, if applicable. Separate requests submitted on the same day will each be treated as separate transfers.

Taxes

NYLIAC may, where premium taxes are imposed by state law, deduct such taxes from your policy either: (i) when a surrender or cancellation occurs, or (ii) at the Annuity Commencement Date. Applicable premium tax rates depend upon such factors as your current state of residency, and the insurance laws and NYLIAC’s status in states where premium

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taxes are incurred. Current premium tax rates range from 0% to 3.5%. Applicable premium tax rates are subject to change by legislation, administrative interpretations or judicial acts.

We may in the future seek to amend the policies to deduct premium taxes when a premium payment is received.

Under present laws, NYLIAC will also incur state and local taxes (in addition to the premium taxes described above) in several states. NYLIAC may assess charges for such taxes.

NYLIAC does not expect to incur any federal income tax liability attributable to investment income or capital gains retained as part of the Separate Account reserves under the policies. (See “FEDERAL TAX MATTERS.”) Based upon these expectations, no charge is being made currently for corporate federal income taxes which may be attributable to the Separate Account. Such a charge may be made in future years for any federal income taxes NYLIAC incurs.

DISTRIBUTIONS UNDER THE POLICY

Surrenders and Withdrawals

You can make partial withdrawals, periodic partial withdrawals, hardship withdrawals or surrender the policy to receive part or all of the Accumulation Value at any time before the Annuity Commencement Date and while the Annuitant is living. To request a surrender or withdrawal, you can send a written request in Good Order to us at the appropriate address listed in the Contacting NYLIAC section of this Prospectus or utilize any other method we make available. Faxed and e-mailed requests are not currently accepted, but we reserve the right to accept them at our discretion.

If the request is in Good Order, the amount available for withdrawal is the Accumulation Value at the end of the Business Day that we receive the written request, less any surrender charges and taxes that we may deduct. If you have not provided us with a written election not to withhold federal income taxes at the time you make a withdrawal or surrender request, NYLIAC must by law withhold such taxes from the taxable portion of any surrender or withdrawal. We will remit that amount to the federal government. In addition, some states have enacted legislation requiring withholding. You can also request a partial withdrawal online at www.newyorklife.com (if your policy is a New York IndexFlex Variable Annuity policy) or www.newyorklifeannuities.com (if your policy is a New York IndexFlex Variable Annuity- FP Series policy). Currently, online withdrawals cannot exceed limits set by NYLIAC. NYLIAC will pay all surrenders or withdrawals within seven days of receipt of all required information in Good Order (including documents necessary to comply with federal and state tax law), subject to postponement in certain circumstances. (See “DISTRIBUTIONS UNDER THE POLICY—Delay of Payments.”)

Since you assume the investment risk with respect to amounts allocated to the Separate Account and because certain surrenders or withdrawals are subject to a surrender charge and premium tax deduction, the total amount paid upon surrender of the policy (taking into account any prior withdrawals) may be more or less than the total premium payments made.

Surrenders and withdrawals may be taxable transactions under federal and state income tax law, and the Code provides that a 10% penalty tax may be imposed on certain early surrenders or withdrawals. (See “FEDERAL TAX MATTERS—Taxation of Annuities in General.”) In addition, taxable surrenders and withdrawals may be subject to an additional 3.8 percent tax on net investment income. (See “FEDERAL TAX MATTERS—3.8 Percent Tax on Certain Investment Income.”)

(a) Surrenders

We may deduct a surrender charge and any state premium tax, if applicable, from the amount paid.

We will pay the proceeds in a lump sum to you unless you elect a different payment method. If your address or bank account information has been on file with us for less than 30 days, we may require additional verification of your identity, in Good Order, before we will process a request to send surrender proceeds electronically to that bank account or through the mail to that address. For requests to surrender amounts greater than $50,000, we may require a notarized confirmation of the owner(s) signature. (See “DISTRIBUTIONS UNDER THE POLICY—Income Payments.”) Surrenders may be taxable transactions and the 10% penalty tax provisions may be applicable. (See “FEDERAL TAX MATTERS—Taxation of Annuities in General.”)

If you have Accumulation Value in the Index-linked Account, and you surrender your policy on any date other than a Segment Maturity Date, you will not be credited with interest for any affected Segment.

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(b) Partial Withdrawals

The minimum amount that can be withdrawn is $500, unless we agree otherwise. We will withdraw the amount from the Allocation Options in accordance with your request. However, if you do not specify how to allocate a partial withdrawal among the Allocation Options, we will deduct the partial withdrawal on a pro-rata basis from each of the Investment Divisions, Index-linked Strategies and/or the Fixed Account under your policy. Partial withdrawals from the Fixed Account will occur in the following sequence: first from the portion of the Fixed Account Accumulation Value attributed to the initial Premium Payment, then from the portion of the Fixed Account Accumulation Value attributed to subsequent transfers, in the order received.

If a surrender charge applies to your partial withdrawal, unless you instruct us otherwise, surrender charges will be included in the amount we deduct from your Accumulation Value. They will be taken pro rata from each Allocation Option. You may, however, request to have the withdrawal deducted without including surrender charges. If you so request, the surrender charges will be deducted from the payment we make to you.

Your requested partial withdrawal will be effective on the date we receive your request in Good Order at the VPSC or at www.newyorklife.com (if your policy is a New York Life IndexFlex Variable Annuity policy), or the New York Life Annuities Service Center, or www.newyorklifeannuities.com (if your policy is a New York Life IndexFlex Variable Annuity – FP Series policy). However, if that day is not a Business Day or if your request is received after the close of the NYSE, then the requested partial withdrawal will be effective on the next Business Day. Generally, we will pay the partial withdrawal within seven days of that date. Partial withdrawals may be taxable transactions under federal and state income tax law, and the Code provides that a 10% penalty tax may be applicable on certain early withdrawals. (See “FEDERAL TAX MATTERS—Taxation of Annuities in General.”)

If the requested partial withdrawal is equal to the value in any of the Allocation Options from which the partial withdrawal is being made, we will pay the entire value of that Allocation Option, less any surrender charge that may apply to you. If honoring a partial withdrawal request would result in an Accumulation Value that would provide Income Payments of less than $20 per month on the Annuity Commencement Date, we reserve the right to terminate your policy and pay you the Accumulation Value in a single sum, subject to any applicable state insurance law or regulation. We will notify you of our intention to exercise this right. If we terminate your policy, we will pay you the Accumulation Value of your policy in one lump sum.

Also note that partial withdrawal requests for amounts greater than $50,000 must be received in Good Order and we may require a notarized confirmation of the Owner(s) signature. If your address or bank account information has been on file with us for less than 30 days, we may require the request in writing or require additional verification of your identity, in a means acceptable to us, before we will process a request to send partial withdrawal proceeds electronically to that bank account or through the mail to that address. In addition, partial withdrawal requests made from policies that are less than 90 days old or that had an ownership change within 30 days of such partial withdrawal request must be made in writing and sent to us at one of the addresses noted in the “Contacting NYLIAC” section of this Prospectus. Faxed and e-mailed requests are not currently accepted; however, we reserve the right to accept them at our discretion.

Any amount withdrawn from a Segment in the Index-linked Account will not be included in the calculation of the Index-linked Credit on the Segment Maturity Date. The Index-linked Credit will be calculated based on the Segment Value on the Segment Maturity Date.

(c) Periodic Partial Withdrawals

You may elect to receive regularly scheduled partial withdrawals from the policy. These periodic partial withdrawals may be paid on a monthly, quarterly, semi-annual, or annual basis. You will elect the frequency of the withdrawals and the day of the month for the withdrawals to be made (may not be the 29th, 30th or 31st of a month). We will make all withdrawals on the day of each calendar month you specify, or on the next Business Day (if the day you have specified is not a Business Day or does not exist in that month). To process Periodic Partial Withdrawals, you must send a written request in Good Order to us at one of the addresses listed for your policy in the “Contacting NYLIAC” section of this Prospectus. NYLIAC must receive a request in writing no later than five Business Days prior to the date the withdrawals are to begin. If your request for this option is received less than five Business Days prior to the date you request it to begin, the withdrawals will begin on the day of the month you specify in the month following the receipt of your request. Faxed and e-mailed requests are not currently accepted; however, we reserve the right to accept them at our discretion. You must specify the Allocation Options from which the periodic partial withdrawals will be made. The minimum periodic partial withdrawal amount under this feature is $100, or such lower amount as we may permit. The minimum balance that must remain in an Investment Division or a Segment after a partial withdrawal is $500. The minimum balance that must remain in the Fixed Account after a partial withdrawal is $25. Periodic partial withdrawals may be taxable transactions

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and the 10% penalty tax provisions may be applicable. (See “FEDERAL TAX MATTERS—Taxation of Annuities in General.”) If you do not specify otherwise, we will withdraw money on a pro-rata basis from each Investment Division, Segment and/or the Fixed Account.

Required Minimum Distribution Option

As of January 1, 2020, the age when required distributions must begin for IRAs and SEP IRAs has increased from age 70 1⁄2 to 72. This change only applies if you attained age 70 1⁄2 on or after January 1, 2020. For IRAs and SEP IRAs, the policyowner is generally not required to elect the required minimum distribution option until April 1st of the year following the calendar year he or she attains age 72. For Inherited IRAs, a policyowner who is an Eligible Designated Beneficiary is required to take the first required minimum distribution on or before December 31 of the calendar year following the year of the original owner’s death.

The CARES Act waives the required minimum distribution rules for calendar year 2020 for IRAs described in Code Section 408. In addition, distributions which are required to be made in calendar year 2020 by reason of a required beginning date occurring in such calendar year and such distribution not having been made before January 1, 2020 are also waived.

Please note that as with any withdrawal from the Index-linked Account, withdrawals from the Index-linked Account in connection with a Required Minimum Distribution will reduce any future Index-linked Credits for the Segment from which you made the withdrawal.

Our Right to Cancel

If as a result of partial withdrawals or other withdrawals made under a rider to this policy, the Accumulation Value of your policy would provide Income Payments of less than $20 per month on the Annuity Commencement Date, we reserve the right to terminate your policy subject to any applicable state insurance law or regulation. We will notify you of our intention to exercise this right when we receive your request to begin Income Payments under the Policy. If we terminate your policy, we will pay you the Accumulation Value of your policy in one lump sum. For more information about our right to cancel policies issued in New York, see Appendix 2.

Annuity Commencement Date

The Annuity Commencement Date is the date specified on the Policy Data Page. Usually, this is the date you attain age 95. The Annuity Commencement Date is the day that Income Payments are scheduled to commence (sometimes referred to as annuitization of the policy) unless the policy has been surrendered or an amount has been paid as proceeds to the designated Beneficiary prior to that date. The earliest possible Annuity Commencement Date is the first Policy Anniversary. If we agree, you may change the Annuity Commencement Date to an earlier date. If we agree, you may also defer the Annuity Commencement Date to a later date, which could be as late as the date you attain age 115, provided that we receive notice in a form acceptable to us of the request at least one month before the last selected Annuity Commencement Date, and that applicable state law permits a deferral to such date. Requests to change or defer the Annuity Commencement Date to a later date should be sent to one of the addresses applicable to your policy listed in the “Contacting NYLIAC” section of this Prospectus.

The Annuity Commencement Date and Income Payment method for Qualified may also be controlled by endorsements, the plan, or applicable law.

Death Before Annuity Commencement

If the Owner dies prior to the Annuity Commencement Date, we will pay as proceeds to the designated Beneficiary, an amount equal to the greater of the Accumulation Value or the Return of Premium Death Benefit as of the date we receive proof of death and all other required information in Good Order at one of the applicable addresses listed in the “Contacting NYLIAC” section of this Prospectus.

With a jointly owned policy, ownership rights and privileges under the policy must be exercised jointly and benefits under the policy will be paid upon the death of any joint owner. (See “FEDERAL TAX MATTERS—Taxation of Annuities in General.”) For policies owned by a grantor trust, all of whose grantors are individuals, benefits will be paid upon the death of any grantor.

If more than one Beneficiary is named, each Beneficiary will be paid a pro rata portion from each Allocation Option in which the policy is invested as of the date we receive proof of death and all requirements necessary to make the payment to that Beneficiary. The balance in the policy after paying each Beneficiary will remain in each Allocation Option in which the policy was invested as of the date we received proof of death. Due to market fluctuations, any remaining Accumulation Value in the Investment Divisions may increase or decrease. On any Segment Maturity Date an Index-

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linked Credit may be payable on any remaining Segment Value. We therefore may pay subsequent Beneficiaries a different amount. Beneficiary(ies) may not make transfers between Investment Divisions, any Index-linked Account Strategy, the Fixed Account or any other investment option that we may offer at any time.

We will make payments in a lump sum to the Beneficiary unless you have elected or the Beneficiary elects otherwise in a signed written notice in Good Order. If such an election is properly made, we will apply all or part of these proceeds:

(i)	under a Life Income Payment option to provide an immediate annuity for the Beneficiary who will be the policyowner and Annuitant; or

(ii)	under another Income Payment option we may offer at the time.

Payments under the annuity or under any other method of payment we make available must be for the life of the Beneficiary, or for a number of years that is not more than the life expectancy of the Beneficiary at the time of the policyowner’s death (as determined for federal tax purposes), and must begin within one year after the policyowner’s death. (See “DISTRIBUTIONS UNDER THE POLICY—Income Payments.”)

If your spouse (as defined under Federal law) is designated as the sole primary Beneficiary, we can pay the proceeds to the surviving spouse if you die before the Annuity Commencement Date or the policy can continue with the surviving spouse as (a) the new policyowner and, (b) the Annuitant, if you were the Annuitant. For policies with one Annuitant, if the Annuitant is not an Owner and the Annuitant dies before the Annuity Commencement Date, when we receive proof of death for the Annuitant, the Owner will become the Annuitant, and the policy will continue. If the policy is jointly owned, the first Owner named will become the Annuitant. For more information about spousal continuance for policies issued in New Jersey, see “Appendix 2 – STATE VARIATIONS”.

We will make any distribution or application of policy proceeds within 7 days after VPSC (if your policy is a New York Life IndexFlex Variable Annuity policy) or the New York Life Annuities Service Center (if your policy is a New York Life IndexFlex Variable Annuity- FP Series policy) receives all documents (including documents necessary to comply with federal and state tax law) in connection with the event or election that causes the distribution to take place at one of the applicable addresses listed in the “Contacting NYLIAC” section of this Prospectus, subject to postponement in certain circumstances. (See “DISTRIBUTIONS UNDER THE POLICY—Delay of Payments.”)

Income Payments

(a)	Election of Income Payment Options

On the Annuity Commencement Date, the Accumulation Value will be applied to provide a monthly Income Payment. Unless you otherwise instruct us, we will make Income Payments under the Life Income – Guaranteed Period Payment Option, under which you will receive equal Income Payments for your lifetime or for 10 years, if you die before receiving 10 years of Income Payments. (See “ANNUITY PAYMENTS” in the Statement of Additional Information.) For each Segment in the Index-linked Account on the Annuity Commencement Date, we will calculate any Index-linked Credit using the Annuity Commencement Date as the Segment Maturity Date. If an Index-linked Credit is payable, it will be adjusted by multiplying it by the number of days from the Segment Start Date to the Annuity Commencement Date, then dividing by the number of days from the Segment Start Date to the original Segment Maturity Date. If the result is greater than zero, it will be applied as an Index-linked Credit to the Segment Value on the Annuity Commencement Date. No Index-linked Credit will be paid with a partial annuitization.

On or before the Annuity Commencement Date, you can elect to receive Income Payments under such other option we may offer at that time where permitted by state laws.

We will require that a lump sum payment be made if the Accumulation Value is an amount that would provide Income Payments of less than $20 a month on the Annuity Commencement Date. If the Life Income – Guaranteed Period Payment Option is not chosen, you may change the Income Payment Option or request any other method of payment we agree to at any time before the Annuity Commencement Date. To change the Income Payment option or to request another method of payment prior to the Annuity Commencement Date, you must send a written request in Good Order to the applicable address for your policy listed in the “Contacting NYLIAC” section of this Prospectus. However, once payments begin, you may not change the option. If a life Income Payment option is chosen, we may require proof of birth date before Income Payments begin. For Income Payment options involving life income, the actual age of the Annuitant(s) will affect the amount of each payment. Since payments based on older Annuitants are expected to be fewer in number, the amount of each annuity payment should be greater. We will make payments under the Life Income Guaranteed Period Payment Option in the same specified amount and over the life of the Annuitant(s) with a guarantee of 10 years of payments, even if an Annuitant dies sooner. NYLIAC does not currently offer variable Income Payment options.

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A policyholder may elect to apply a portion of the Accumulation Value toward one of the Income Payment options we may offer, while the remainder of the policy continues to accumulate income on a tax-deferred basis. This is called a partial annuitization. A partial annuitization will reduce the benefits provided under the policy. The Accumulation Value will be reduced by the amount placed under one of the Income Payment options we may offer. Under a partial annuitization, the policy’s Accumulation Value, any riders under the policy and any charges assessed will be treated the same as they would under any other withdrawal from the policy’s Accumulation Value, except that surrender charges will not be assessed. (See “FEDERAL TAX MATTERS.”) Partial annuitization is not available for Inherited Roth IRA policies.

Under Income Payment options involving life income, the Payee may not receive Income Payments equal to the total premium payments made under the policy if the Annuitant dies before the actuarially predicted date of death. We base Income Payment options involving life income on annuity tables that vary on the basis of gender, unless the policy was issued in a state which requires unisex rates.

Taxable Income Payments may be subject to an additional 3.8 percent tax on net investment income. (See “FEDERAL TAX MATTERS—3.8 Percent Tax on Certain Investment Income.”)

(b) Proof of Survivorship

We may require satisfactory proof of survival from time to time, before we pay any Income Payments or other benefits. We will request the proof at least 30 days prior to the next scheduled payment date.

Delay of Payments

We will pay any amounts due from the Separate Account under the policy within seven (7) days of the date we receive all documents (including documents necessary to comply with federal and state tax law) in connection with a payment request at VPSC or the New York Life Annuities Service Center, as applicable. The addresses are listed in the “Contacting NYLIAC” section of this Prospectus.

Situations where payment may be delayed:

1.	We may delay payment of any amounts due from the Separate Account under the policy and transfers among Investment Divisions during any period that:

(a)

The New York Stock Exchange (“NYSE”) is closed, for other than usual weekends or holidays; trading is restricted by the Securities and Exchange Commission (SEC); or the SEC declares that an emergency exists as a result of which it is not reasonably practical to dispose of securities in an Eligible Portfolio or to fairly determine the value of the assets of an Eligible Portfolio;

(b)	The SEC, by order, permits us to delay payment in order to protect our policyowners; or

(c)	The check used to pay the premium has not cleared through the banking system. This may take up to fifteen (15) days.

2.

We may delay payment of any amounts due from the Fixed Account and/or the Index-linked Account. When permitted by law, we may defer payment of any partial withdrawal or full surrender request for up to six months from the date of surrender from the Fixed Account and/or the Index-linked Account. We will pay interest of at least 1.0% per year on any partial withdrawal or full surrender request deferred for 30 days or more. For more information about when interest is payable for policies issued in New York, see Appendix 2.

3.

Federal laws made to combat terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a premium payment and/or “freeze” a policy. If these laws apply in a particular policy(ies), we would not be allowed to pay any request for transfers, partial withdrawals, surrenders or death benefits. If a policy or an account is frozen, the Accumulation Value would be moved to a special segregated interest-bearing account and held in that account until we receive instructions from the appropriate federal regulator.

Designation of Beneficiary

You may select one or more Beneficiaries and name them in the application. Thereafter, before the Annuity Commencement Date and while you are living, you may change the Beneficiary by written notice in Good Order sent to one of the applicable addresses listed in the “Contacting NYLIAC” section of this Prospectus, at www.newyorklife.com or newyorklifeannuities.com, as applicable, or you can utilize any other method we make available. If before the Annuity Commencement Date, the Annuitant dies while you are still living, you will become the new Annuitant under the policy. If you are the Annuitant, the proceeds pass to your Beneficiary.

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If no Beneficiary for any amount payable, or for a stated share, survives you, the right to this amount or this share will pass to your estate. Payment of the proceeds will be made in a single sum to your estate. If any Beneficiary dies at the same time as you, or within fifteen (15) days after your death, but before we receive proof of death and all claim information in Good Order, we will pay any amount payable as though the Beneficiary died before you did. If you have designated only one Beneficiary, this could mean that the proceeds will be payable to your estate.

Every state has unclaimed property laws, which generally declare an annuity policy to be abandoned after a period of inactivity of three to five years from the policy’s maturity date or the date the death benefit is due and payable. If, after a thorough search, we are unable to locate you after your policy’s Annuity Commencement Date, or if we are unable to locate your Beneficiary if you die before the Annuity Commencement Date, or you or the Beneficiary do not come forward to claim the policy proceeds or death benefit in a timely manner, the proceeds or death benefit may be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the annuitant last resided, as shown on our books and records, or to Delaware (our state of domicile). This escheatment is revocable, however, and the state is obligated to pay back the escheated amount if you or your beneficiary steps forward to claim it with the proper documentation. To prevent such escheatment, it is important that you update your Beneficiary designation, including addresses, if and as they change. Please contact us at 1-800-598-2019 if your policy is a New York Life IndexFlex Variable Annuity policy, or 1-800-762-6212, if your policy is a New York Life IndexFlex Variable Annuity – FP Series policy, or send written notice to one of the addresses in the “Contacting NYLIAC” section of the Prospectus.

THE INDEX-LINKED ACCOUNT

Amounts in the Index-linked Account are eligible to earn interest, in the form of an Index-linked Credit, based on the Interest Crediting Method you choose. Index-linked Credits are not guaranteed. Returns on an investment in the Index-linked Account are affected by fluctuations in the securities markets, but you cannot lose money in the Index-linked Account.

The Index-linked Account is part of NYLIAC’s general account, which includes all NYLIAC’s assets except those specifically allocated to NYLIAC’s separate accounts. NYLIAC has sole discretion to invest the assets of the Index-linked Account.

We have not registered the Index-linked Account with the SEC. Disclosures about the Index-linked Account are, however, subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the Prospectus.

We believe that the policies are in compliance with the conditions set forth in Section 989J(a)(1)-(3) of the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Index-linked Account qualifies for an exemption from registration under the federal securities laws because, as a NYLIAC general account investment option, its value does not vary according to the performance of a separate account. In addition, the policies in which the Index-linked Account is offered satisfy standard non-forfeiture laws. Accordingly, NYLIAC has a reasonable basis for concluding that the Index-linked Account provides sufficient guarantees of principal and interest through the Company’s general account to qualify for an exemption from registration under Section 3(a)(8) of the Securities Act of 1933.

Initial Term Strategies. When you purchase the policy, you can choose to allocate all or a portion of your premium among four different Initial Term Strategies. An Initial Term Strategy is made up of a series of consecutive Segments with the same Interest Crediting Method, Index, and Cap Rate or Flat Rate. The number of Segments will equal the number of years in the Surrender Charge Period for your policy (5, 6, or 7 years). For more information about Surrender Charges, see the “CHARGES AND DEDUCTIONS – Surrender Charges” section of this Prospectus. You choose the Interest Crediting Method and Index for each Initial Term Strategy when you purchase a policy. The first Segment of an Initial Term Strategy begins on the Policy Issue Date, and each subsequent Segment begins on the Policy Anniversary Date. The Cap Rates and the Flat Rates for the Initial Term Strategies will be shown in the Policy Data Pages.

The Interest Crediting Method, Index and Cap Rate or Flat Rate does not change throughout an Initial Term Strategy. However, on any Segment Maturity Date while an Initial Term Strategy is in effect, you can transfer the Segment Value to another available Allocation Option. In contemplating any such transfer, please note that while an Initial Term Strategy is in effect, the Cap Rates and Flat Rates for the Recurring Term Strategies will never exceed the Cap Rates and/or Flat

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Rates for the Initial Term Strategy(ies) listed on the Policy Data Page. For more information about how to transfer from an Initial Term Strategy to another Allocation Option, see “THE POLICY – Transfers”.

On the Segment Maturity Date of the final Segment of an Initial Term Index-linked Strategy, the Segment Value, including any Index-linked Credit, will be transferred automatically to a Recurring Term Strategy with the same Interest Crediting Method and Index, at the Cap Rate or Flat Rate in effect as of the Segment Maturity Date, unless you request otherwise during the period beginning 30 calendar days prior to the Segment Maturity Date. If we do not offer a such a Recurring Term Segment, we will transfer the Segment Value to the Fixed Account. You will be notified at least 30 days before the Segment Maturity Date that this automatic transfer will be occurring. The notification will explain your options, including that you can cancel the automatic transfer if we receive your request in Good Order no later than five Business Days after the Segment Maturity Date. You can contact us (see “Contacting NYLIAC”) or contact your registered representative directly to get information about the Cap Rates and Flat Rates in effect on the Segment Maturity Date. Cap Rates and Flat Rates are based on current market conditions and can change weekly. Rates are usually announced on the first Business Day of the week, and apply to all Segments that begin during that week.

Recurring Term Strategies. Beginning the day after the Policy Date, amounts transferred to the Index-linked Account from an Investment Division or the Fixed Account are invested in a Recurring Term Strategy. Amounts transferred on the Segment Maturity Date from another Recurring Term Strategy in the Index-linked Account, or from an Initial Term Strategy, are invested in a new Recurring Term Strategy. A Recurring Term Strategy consists of one Segment, with the Interest Crediting Method and Index you choose, and the Cap Rate or Flat Rate in effect on the Segment Start Date. For transfers from the Investment Divisions or the Fixed Account, the Segment Start Date for a Recurring Term Strategy is the transfer date. For transfers from another Segment in the Index-linked Account, the Segment Start Date is the same as the Segment Maturity Date of the preceding Segment.

On the Segment Maturity Date for each Recurring Term Strategy, the Segment Value, including any Index-linked Credit, will be transferred automatically to a new Recurring Term Strategy with the same Interest Crediting Method and Index, at the Cap Rate or Flat Rate in effect as of the Segment Maturity Date, unless you request a transfer to another Allocation Option during the period beginning 30 calendar days prior to the Segment Maturity Date. You will be notified at least 30 days before the Segment Maturity Date that this automatic transfer will be occurring. The notification will explain your options, including that you can cancel the automatic transfer if we receive your request in Good Order no later than five Business Days after the Segment Maturity Date. You can contact us (see “Contacting NYLIAC”) or contact your registered representative directly to get information about the Cap Rates and Flat Rates in effect on the Segment Maturity Date. Cap Rates and Flat Rates are based on current market conditions and can change weekly. Rates are usually announced on the first Business Day of the week, and apply to all Segments that begin during that week. The Segment Start Date for each Segment in a Recurring Term Strategy created by an automatic transfer is the same day as the Segment Maturity Date of the originating Segment. For more information about how to request a transfer from a Recurring Term Strategy to another Allocation Option, see “THE POLICY – Transfers”. Cap Rates and Flat Rates for the Recurring Term Strategies are declared periodically by NYLIAC. Cap Rates and Flat Rates for the Recurring Term Strategies will never be less than the minimum amount guaranteed in your policy. During the Surrender Charge Period, the Cap Rates and the Flat Rates for the Recurring Term Strategies will never exceed the rates on the Policy Data Page applicable to the similar Initial Term Strategies.

You cannot have more than 20 active individual Segments at one time in your Policy. This means you cannot transfer into the Index-linked Account if there are already 20 active Segments in your Policy’s Index-linked Account.

Interest Crediting Methods. The Index-linked Credit for each Segment in the Index-linked Account is based on Index Performance (without dividends) between the Segment Start Date and the Segment Maturity Date, using the Interest Crediting Method you choose. The Index-linked Credit, if applicable, is a percentage of the Segment Value on the Segment Maturity Date. It is possible to receive no Index-linked Credit on your accumulation in a Segment.

Index Performance is calculated as follows:

Index Performance =	Index Value at the Segment Maturity Date	– 1
Index Value at the Segment Start Date

We currently offer two Interest Crediting Methods.

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Cap Rate Method: The Cap Rate Method applies an Index-linked Credit using the Index Performance, if the Index Performance does not exceed the Cap Rate. If the Index Performance exceeds the Cap Rate, the Index-linked Credit will use the Cap Rate. For example, if the Index Performance is 10%, and the Cap Rate is 3%, we will use 3% for the Index-linked Credit. If the Segment Value on the Segment Maturity Date were $10,000, we would apply an Index-linked Credit of $300 (3% of $10,000). If the Index Performance is 2% and the Cap Rate is 3%, we will use 2% in calculating the Index-linked Credit. If the Segment Value on the Segment Maturity Date were $10,000, we would apply an Index-linked Credit of $200 (2% of $10,000). If the Index Performance is 0% or negative, we will not credit any interest, but we will not deduct negative performance from your Segment Value.

Flat Rate Method: The Flat Rate Method applies an Index-linked Credit using the Flat Rate, if the Index Performance is equal to or greater than 0%. For example, if the Index Performance is 10%, and the Flat Rate is 2%, the Index-linked Credit will use 2%. If the Index Performance is 1%, the Index-linked Credit will also use 2%. In both examples, if the Segment Value on the Segment Maturity Date is $10,000, we would apply an Index-linked Credit of $200 (2% of $10,000). If the Index Value is lower on the Segment Maturity Date than on the Segment Start Date, we will not apply an Index-linked Credit on the Segment Maturity Date, but we will not deduct negative performance from your Segment Value.

Because Index Performance is calculated based on the change in Index Value from the Segment Start Date to the Segment Maturity Date, Index Performance on the Segment Maturity Date could be flat or negative, even if Index Performance has been positive during most of the Segment.

If an Index Value is not published for a date on which a calculation is made, the Index Value for that date will be the next published Index Value.

In deciding whether to use a Cap Rate or a Flat Rate, you should consider that Flat Rates are generally lower than Cap Rates.

•

Cap Rates will always be higher than the Flat Rates available at the same time. This means you may potentially receive a higher Index-linked Credit under a Cap Rate Strategy than under a Flat Rate Strategy, but you could also receive a lower Index-linked Credit under the Cap Rate Strategy than under the Flat Rate Strategy, if the Index Performance is flat or only slightly positive on the Segment Maturity Date.

•

Flat Rates will always be lower than the Cap Rates available at the same time. This means you may potentially receive a lower Index-linked Credit using the Flat Rate Method than using the Cap Rate Method, but you could also receive a higher Index-linked Credit with the Flat Rate Method if the index performance is flat or only slightly positive on the Segment Maturity Date. (See “Examples”, below.)

Please note that, the way we calculate the Index-linked Credit for a Segment is different from the way Accumulation Value allocated to an Investment Division, such as the MainStay VP MacKay S&P 500®Index Portfolio, is calculated. The investment strategy of the MainStay VP MacKay S&P 500® Index Portfolio is to invest at least 80% of its assets in equity securities of companies that are included in the S&P 500® Index. Accumulation Value allocated to the MainStay VP MacKay S&P 500® Index Investment Division is valued daily based on the net asset value of the underlying MainStay VP MacKay S&P 500® Index Portfolio. The Investment Division’s value reflects the change in the underlying portfolio’s net asset value.

Indexes: You can choose one of the following Indexes for each Index-linked Strategy:

•

S&P 500® Index (Price Return Index). The S&P 500® Index includes 500 large cap stocks from leading companies in leading industries of the U.S. economy, capturing approximately 80% coverage of U.S. equities. The S&P 500® Index (Price Return Index) does not include dividends declared by any of the companies in the Index.

S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”). The foregoing trademarks have been licensed for use by S&P Dow Jones Indices LLC and sublicensed for certain purposes by NYLIAC. The S&P 500® Index is a product of S&P Dow Jones Indices LLC and has been licensed for use by

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NYLIAC. The New York Life IndexFlex Variable Annuity and the New York Life IndexFlex Variable Annuity – FP Series are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices LLC, Dow Jones, S&P or their respective affiliates, and neither S&P Dow Jones Indices LLC, Dow Jones, S&P nor their respective affiliates make any representation regarding the advisability of investing in such product(s).

•

Russell 2000® Index (Price Return Index). The Russell 2000® Index measures the performance of the small cap segment of the U.S. equity universe. The Russell 2000® Index is a subset of the Russell 3000® Index representing approximately 10% of the total market capitalization of that index. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index. The Russell 2000® Index includes approximately 2000 of the smallest securities based on a combination of their market capitalization and current index membership. The Russell 2000® Index (Price Return Index) does not include dividends declared by any of the companies in the Index.

See Appendix 1 for more information about the Indexes.

You should note the following:

•

We may eliminate or substitute a comparable Index if the Index is no longer published, if the licensing agreement for the Index expires, if the cost of providing the investment on the Index becomes too high, if the calculation of the Index is changed substantially, or if we are unable to utilize the Index in the manner intended.

•

We reserve the right to discontinue an Index in the middle of a Segment. If we discontinue an Index prior to a Segment Maturity Date and substitute a similar index, your Segment Value will remain in the Segment and the new Index will be used by the Interest Crediting Method as if the new Index had been in use since the Segment Start Date. If this happens, Index returns will be different from what you may have expected at the beginning of the Segment. Changing the Index will not affect the guaranteed Cap Rates or Flat Rates for any Segment you hold at the time of the change.

•	We will notify you if we replace an Index.

•

We will select a replacement Index in our sole discretion, based on the availability of the Index and our ability to purchase the necessary underlying securities or hedging instruments, and subject to approval by state insurance regulators.

Investments in the Index-linked Account do not directly participate in the returns of the Indexes or the component securities of the Indexes, and do not receive any dividends payable on those securities. Index Performance would be higher if it included the dividends from the component securities.

Any amount withdrawn from a Segment in the Index-linked Account will not be included in the calculation of the Index-linked Credit on the Segment Maturity Date. The Index-linked Credit will be calculated based on the Segment Value on the Segment Maturity Date. If you annuitize your full Accumulation Value during a Segment, you will receive a pro-rated Index-linked Credit based on Index Performance from the Segment Start Date to the Annuity Commencement Date.

Interest Crediting Process, and Examples of Interest Crediting

We determine the amount of the Index-linked Credit based on the Segment Value on the Segment Maturity Date, or, if a Segment ends on a day that is not a Business Day, on the first Business Day after the Segment Maturity Date.

Index-linked Credits will be applied on the Segment Maturity Date or, if a Segment ends on a day that is not a Business Day, on the first Business Day after the Segment Maturity Date. You will not be eligible for an Index-linked Credit for any Segment that terminates before the Segment Maturity Date in connection with a partial withdrawal, surrender or upon receipt of a request for a death benefit in Good Order from your Beneficiary. In connection with annuitization of the full Accumulation Value, you will receive a pro-rated Index-linked Credit based on Index Performance from the Segment Start Date to the Annuity Commencement Date.

If an additional premium was allocated to a Segment during the 90-day period following the Policy Issue Date, we will consider that premium to have been received on the Policy Issue Date when crediting interest on the first Policy Anniversary.

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Below is an example that shows how we credit interest in the 5-Year Initial Term Strategy with a Cap Rate, using the S&P 500® Index.

Assumptions:

•	An Initial Term Strategy with $10,000 Accumulation Value and a 5-year guarantee period was created on 1/1/2015.

•	There are no deductions for Policy charges.

•	The Cap Rate is 3% for all Segments.

•	The performance of the Index reflected in this example is not necessarily an indication or guarantee of how the Index will perform in the future.

Segment Start Date	1/1/2015	1/1/2016	1/1/2017	1/1/2018	1/1/2019
Segment Maturity Date	1/1/2016	1/1/2017	1/1/2018	1/1/2019	1/1/2020
Amount at Start of Segment	$10,000.00	$10,000.00	$10,300.00	$10,609.00	$10,609.00
Starting Index Value	2,058.20	2,012.66	2,257.83	2,695.81	2,510.03
Ending Index Value	2,012.66	2,257.83	2,695.81	2,510.03	3,257.85
Index Performance	-2.21%	12.18%	19.40%	-6.89%	29.79%
Index-linked Credit Amount	$ 0	$ 300.00	$ 309.00	$ 0	$ 318.27
Segment Value after Index-linked Credit	$10,000.00	$10,300.00	$10,609.00	$10,609.00	$10,927.27

Below is an example that shows how we credit interest in the 5-Year Initial Term Strategy with a Flat Rate, using the S&P 500® Index.

Assumptions:

•	An Initial Term Strategy with $10,000 and a 5-year guarantee period was created on 1/1/2015.

•	There are no deductions for policy charges.

•	The Flat Rate is 2% for all Segments.

•	The performance of the Index reflected in this example is not necessarily an indication or guarantee of how the Index will perform in the future.

Segment Start Date	1/1/2015	1/1/2016	1/1/2017	1/1/2018	1/1/2019
Segment Maturity Date	1/1/2016	1/1/2017	1/1/2018	1/1/2019	1/1/2020
Amount at Start of Segment	$10,000.00	$10,000.00	$10,200.00	$10,404.00	$10,404.00
Starting Index Value	2,058.20	2,012.66	2,257.83	2,695.81	2,510.03
Ending Index Value	2,012.66	2,257.83	2,695.81	2,510.03	3,257.85
Index Performance	-2.21%	12.18%	19.40%	-6.89%	29.79%
Index-linked Credit Amount	$ 0	$ 200.00	$ 204.00	$ 0	$ 208.08
Segment Value after Index-linked Credit	$10,000.00	$10,200.00	$10,404.00	$10,404.00	$10,612.08

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THE FIXED ACCOUNT

The Fixed Account is part of NYLIAC’s general account, which includes all NYLIAC’s assets except those specifically allocated to NYLIAC’s separate accounts. NYLIAC has sole discretion to invest the assets of the Fixed Account.

The Fixed Account is not registered under the federal securities laws and is generally not subject to their provisions. Therefore, generally you do not have the benefits and protections of these statutes for amounts allocated to the Fixed Account. These disclosures regarding the Fixed Account are subject to certain applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

If the five-year Constant Maturity Treasury Rate, less 125 basis points, is below 3%, we may refuse the allocation of all or a portion of your Premium Payment to the Fixed Account.

(a) Interest Crediting

NYLIAC guarantees that it will credit interest at an annual effective rate of at least the minimum guaranteed interest rate stated on the Policy Data Page of your policy, to amounts allocated or transferred to the Fixed Account under the policies. As of the date of this Prospectus, the guaranteed minimum interest rate is 0.05%. Please contact your registered representative for the current guaranteed minimum interest rate. We credit interest on a daily basis. NYLIAC may, at its sole discretion, credit a higher rate or rates of interest to amounts allocated or transferred to the Fixed Account.

Interest rates will be set on the anniversary of each premium payment or transfer. All premium payments, and additional amounts (including transfers from the Investment Divisions or the Index-linked Account) allocated to the Fixed Account, plus prior interest earned on such amounts, will receive their applicable interest rate for one-year periods from the anniversary on which the allocation or transfer was made. The Fixed Account Accumulation Value will never be less than the Fixed Account portion of the Nonforfeiture Value.

(b) Transfers between the Fixed Account, the Index-linked Account or the Investment Divisions

Generally, you may transfer amounts from the Fixed Account to the Investment Divisions or a Recurring Term Strategy at any time up to thirty days before the Annuity Commencement Date. Transfers are subject to the following conditions:

1. The maximum amount you can transfer from the Fixed Account to another Allocation Option is 25% of the amount equal to a minus b, where a is the highest attained Fixed Account Accumulation Value as of the beginning of each Policy Year, and b is the total of all amounts previously transferred out of the Fixed Account that Policy Year. When the Fixed Account Accumulation Value is zero, all previous Fixed Account Accumulation values are disregarded, and amount allocated to the Fixed Account will then be considered the highest attained Fixed Account Accumulation Value until a subsequent anniversary results in a higher balance.

2. The remaining value in the Fixed Account after a transfer from the Fixed Account to another Allocation Option must be at least $25. If, after a contemplated transfer, the remaining value in the Fixed Account would be less than $25, that amount must be included in the transfer, unless NYLIAC in its discretion permits otherwise. We determine amounts transferred from the Fixed Account on a first-in, first-out (FIFO) basis, for purposes of determining the rate at which we credit interest on amounts remaining in the Fixed Account.

You may not transfer money into the Fixed Account if you made a transfer out of the Fixed Account during the previous six-month period.

You must make transfer requests in writing in Good Order and sent to VPSC, if you have a New York Life IndexFlex Variable Annuity policy, or the New York Life Annuities Service Center, if you have a New York Life IndexFlex Variable Annuity – FP Series policy, at one of the addresses listed in the “Contacting NYLIAC” section of this Prospectus, or by telephone in accordance with established procedures or through our online service at www.newyorklife.com or www.newyorklifeannuities.com, as applicable. Faxed and e-mailed requests are not currently acceptable; however, we reserve the right to accept them at our discretion.

We will deduct partial withdrawals and apply any surrender charges to the Fixed Account on a FIFO basis (i.e., from any value in the Fixed Account attributable to transfers from another Allocation Option in the same order in which you allocated such payment or transfers to the Fixed Account during the life of the policy).

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FEDERAL TAX MATTERS

Introduction

The following discussion is general and is not intended as tax advice. We issue both Qualified and Non-Qualified Policies. Both types of policies offer tax-deferred accumulation. A Non-Qualified Policy can provide for retirement income other than through a tax-qualified plan. Qualified Policies are designed for use by individuals in retirement plans which are intended to qualify as plans qualified for special income tax treatment under Sections 219, 403(b), 408 or 408A of the Code. The ultimate effect of federal income taxes on the Accumulation Value, on Income Payments and on the economic benefit to you, the Annuitant or the Beneficiary depends on the type of retirement plan for which the Qualified Policy is purchased, on the tax and employment status of the individual concerned and on NYLIAC’s tax status. The following discussion assumes that Qualified Policies are used in retirement plans that qualify for the special federal income tax treatment described above. This discussion is not intended to address the tax consequences resulting from all of the situations in which a person may be entitled to or may receive a distribution under a policy. Any person concerned about these tax implications should consult a tax adviser before making a premium payment. This discussion is based upon NYLIAC’s understanding of the present federal income tax laws as they are currently interpreted by the Internal Revenue Service. We cannot predict the likelihood of continuation of the present federal income tax laws or of the current interpretations by the Internal Revenue Service, which may change from time to time without notice. Any such change could have retroactive effects regardless of the date of enactment. Moreover, this discussion does not take into consideration any applicable state or other tax laws except with respect to the imposition of any state premium taxes. We suggest you consult with your tax adviser.

Taxation of Annuities in General

The following discussion assumes that the policies will qualify as annuity contracts for federal income tax purposes. The Statement of Additional Information discusses such qualifications.

Section 72 of the Code governs taxation of annuities in general. NYLIAC believes that an annuity policyowner generally is not taxed on increases in the value of a policy until distribution occurs either in the form of a lump sum received by withdrawing all or part of the Accumulation Value (i.e., surrenders or partial withdrawals) or as Income Payments under the Income Payment option elected. The exception to this rule is that generally, a policyowner of any deferred annuity policy who is not a natural person must include in income any increase in the excess of the policyowner’s Accumulation Value over the policyowner’s investment in the contract during the taxable year. However, there are some exceptions to this exception. You may wish to discuss these with your tax counsel. The taxable portion of a distribution (in the form of an annuity or lump sum payment) is generally taxed as ordinary income. For this purpose, the assignment, pledge, or agreement to assign or pledge any portion of the Accumulation Value generally will be treated as a distribution.

In the case of a withdrawal or surrender distributed to a participant or Beneficiary under a Qualified Policy, a ratable portion of the amount received is taxable, generally based on the ratio of the investment in the contract to the total policy value. The “investment in the contract” generally equals the portion, if any, of any premium payments paid by or on behalf of an individual under a policy which is not excluded from the individual’s gross income. For policies issued in connection with qualified plans, the “investment in the contract” can be zero. The law requires the use of special simplified methods to determine the taxable amount of payments that are based in whole or in part on the Annuitant’s life and that are paid from TSAs.

Generally, in the case of a withdrawal under a Non-Qualified Policy before the Annuity Commencement Date, amounts received are first treated as taxable income to the extent that the Accumulation Value immediately before the withdrawal exceeds the “investment in the contract” at that time. Any additional amount withdrawn is not taxable. On the other hand, upon a full surrender of a Non-Qualified Policy, if the “investment in the contract” exceeds the Accumulation Value (less any surrender charges), the loss is treated as an ordinary loss for federal income tax purposes. However, limitations may apply to the amount of the loss that may be deductible.

Although the tax consequences may vary depending on the Income Payment option elected under the policy, in general, only the portion of the Income Payment that represents the amount by which the Accumulation Value exceeds the “investment in the contract” will be taxed. After the investment in the Policy is recovered, the full amount of any additional Income Payments is taxable. For fixed Income Payments, in general, there is no tax on the portion of each payment which represents the same ratio that the “investment in the contract” bears to the total expected value of the Income Payments for the term of the payments. However, the remainder of each Income Payment is taxable until the recovery of the investment in the contract, and thereafter the full amount of each annuity payment is taxable. If death occurs before full recovery of the investment in the contract, the unrecovered amount may be deducted on the Annuitant’s final tax return.

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Effective for amounts received in taxable years beginning after December 31, 2010, a policyowner may elect to apply a portion of the Accumulation Value towards one of the Income Payment options we may offer, while the remainder of the policy continues to accumulate income on a tax-deferred basis. This is called a partial annuitization. If a policyowner chooses to partially annuitize a policy, the resulting payments will be taxed as fixed Income Payments described above, only if such payments are received for one of the following periods: (1) the annuitant’s life (or the lives of the joint annuitants, if applicable), or (2) a period of 10 years or more. Provided such requirements are met, the “investment in the contract” will be allocated pro rata between each portion of the policy from which amounts are received as an annuity and the portion of the policy from which amounts are not received as an annuity.

In the case of a distribution, a penalty tax equal to 10% of the amount treated as taxable income may be imposed. The penalty tax is not imposed in certain circumstances, including, generally, distributions: (1) made on or after the date on which the policyowner attains age 59 1⁄2, (2) made as a result of the policyowner’s (or, where the policyowner is not an individual, the Annuitant’s) death, (3) made as a result of the policyowner’s disability, (4) which are part of a series of substantially equal periodic payments (at least annually) made for the life (or life expectancy) of the policyowner or the joint lives (or joint life expectancies) of the policyowner and his or her designated beneficiary, or (5) received from an Inherited IRA. Other tax penalties may apply to certain distributions pursuant to a Qualified Policy. For more details regarding this penalty tax and other exemptions that may be applicable, including those related to COVID-19, please consult a tax advisor.

All non-qualified, deferred annuity contracts issued by NYLIAC (or its affiliates) to the same policyowner during any calendar year are to be treated as one annuity contract for purposes of determining the amount includible in an individual’s gross income. In addition, there may be other situations in which the Treasury Department may conclude (under its authority to issue regulations) that it would be appropriate to aggregate two or more annuity contracts purchased by the same policyowner. Accordingly, a policyowner should consult a tax adviser before purchasing more than one policy or another annuity contract.

A transfer of ownership of a policy, or designation of an Annuitant or other Beneficiary who is not also the policyowner, may result in certain income or gift tax consequences to the policyowner. A policyowner contemplating any transfer or assignment of a policy should consult a tax adviser with respect to the potential tax effects of such a transaction.

3.8 Percent Tax on Certain Investment Income

In general, a tax of 3.8 percent will apply to net investment income (“NII”) received by an individual taxpayer to the extent his or her modified adjusted gross income (“MAGI”) exceeds certain thresholds (e.g., $250,000 in the case of taxpayers filing jointly, $125,000 in the case of a married taxpayer filing separately and $200,000 in the case of other individual taxpayers). For this purpose, NII includes (i) gross income from various investments, including gross income received with respect to annuities that are not held through a tax-qualified plan (e.g., a traditional IRA or Section 403(b) plan) and (ii) net gain attributable to the disposition of property. Such NII (as well as gross income from tax qualified plans) will also increase a taxpayer’s MAGI for purposes of the taxable thresholds described above. This tax also applies to trusts and estates under a special set of rules. In 2012 the IRS and the Treasury Department issued guidance regarding this new tax in the form of proposed regulations, which were finalized in 2013. You should consult your tax advisor to determine the applicability of this tax in your individual circumstances and with respect to any amount received in connection with the surrender of the policy, distributions or withdrawals from the policy or the exercise of other rights and features under this annuity contract.

Partial Section 1035 Exchanges

Section 1035 of the Code provides that an annuity contract may be exchanged in a tax-free transaction for another annuity contract or a long-term care insurance policy. The IRS has issued guidance which provides that the direct transfer of a portion of an annuity contract into another annuity contract can qualify as a tax-free exchange, provided that no amounts (other than annuity payments made for life or for a term of at least 10 years) are distributed from either contract involved in the exchange for 180 days following the date of the transfer. If a taxpayer takes a distribution during this 180-day waiting period, the IRS guidance provides that the IRS will apply general tax principles to determine the tax treatment of the transfer and/or the distribution (e.g., in appropriate circumstances, as taxable “boot” or as a taxable distribution, effectively negating the tax-free exchange).

This IRS guidance, however, does not address the tax treatment of a partial exchange of an annuity contract for a long-term care insurance policy. Although we believe that taking a distribution or withdrawal from the Contract described in this Prospectus within 180 days of a partial exchange of such Contract for a long-term care insurance policy should not cause such prior partial exchange to be treated as taxable, there can be no assurance that the IRS will not expand the

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180-day rule described above to partial exchanges of an annuity contract for a long-term care insurance policy, or that the IRS will not provide other guidance with respect to such partial exchanges. If you contemplate such an exchange, you should consult a tax advisor to discuss the potential tax effects of such a transaction.

Qualified Policies

Qualified Policies are designed for use with retirement plans that qualify for special federal income tax treatment under Sections 219, 403(b), 408, and 408A of the Code. The tax rules applicable to participants and beneficiaries in these plans vary according to the type of plan and the terms and conditions of the plan itself. Special favorable tax treatment may be available for certain types of contributions and distributions (including special rules for certain lump sum distributions to individuals who attained the age of 50 by January 1, 1986). Adverse tax consequences may result from contributions in excess of specified limits, distributions prior to age 59 1⁄2 (subject to certain exceptions), distributions that do not conform to specified minimum distribution rules and in certain other circumstances. Therefore, this discussion only provides general information about the use of Qualified Policies with the plans described below. Policyowners and participants under these plans, as well as Annuitants and Beneficiaries are cautioned that the rights of any person to any benefits under the plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the policy issued in connection with the plan. Purchasers of Qualified Policies should seek legal and tax advice regarding the suitability of the policy.

(a) Individual Retirement Annuities. Sections 219 and 408 of the Code permit individuals or their employers to contribute to an individual retirement program known as an “Individual Retirement Annuity” or “IRA”, including an employer-sponsored Simplified Employee Pension or “SEP”. Individual Retirement Annuities are subject to limitations on the amount which may be contributed and deducted and the time when distributions may commence. In addition, distributions from certain other types of qualified plans may be placed into IRAs on a tax-deferred basis.

(b) Roth Individual Retirement Annuities. Section 408A of the Code permits individuals with incomes below a certain level to contribute to an individual retirement program known as a “Roth Individual Retirement Annuity” or “Roth IRA.” Roth IRAs are subject to limitations on the amount that may be contributed. Contributions to Roth IRAs are not deductible, but distributions from Roth IRAs that meet certain requirements are not included in gross income. Individuals generally may convert their existing non-Roth IRAs into Roth IRAs. Beginning in 2008, a direct rollover may also be made from an eligible retirement plan other than a non-Roth IRA (such as a qualified retirement plan, section 403(b) tax sheltered annuity, or eligible governmental section 457 plan) to a Roth IRA provided applicable requirements are met. Such conversions and rollovers will be subject to income tax at the time of conversion or rollover.

(c) Inherited Roth IRAs. This policy may also be issued as an Inherited Roth IRA if, after the death of the owner of a Roth IRA who has satisfied his or her 5-year holding period requirement, the named Beneficiary (other than the Roth IRA owner’s spouse) directs that the Roth IRA death proceeds be transferred to a new policy issued as an Inherited Roth IRA.

(d) Inherited IRAs. This policy may also be issued as an inherited IRA if, after the death of the owner of an IRA, the named Beneficiary (other than the IRA owner’s spouse) directs that the IRA death proceeds be transferred to a new policy issued as an Inherited IRA. Beginning in 2007, a non-spouse beneficiary of an eligible retirement plan (such as a qualified retirement plan, section 403(b) tax sheltered annuity, or eligible governmental section 457 plan) may, if all applicable requirements are met, directly rollover a distribution from such plan into an Inherited IRA. The named Beneficiary of the original IRA policy or eligible retirement plan (as the case may be) will become the Annuitant under the Inherited IRA and may generally exercise all rights under the Inherited IRA policy, including the right to name his or her own Beneficiary in the event of death.

Special tax rules apply to Inherited IRAs and Inherited Roth IRAs. The tax law does not permit additional premiums to be contributed to Inherited IRA and Inherited Roth IRA policies. Also, in order to avoid certain income tax penalties, a Required Minimum Distribution (“RMD”) must be withdrawn each year from inherited IRA and Inherited Roth IRA policies. The first RMD must be taken on or before December 31 of the calendar year following the year of the original IRA or Roth IRA owner’s or eligible retirement plan participants’ death. The Coronavirus Aid, Relief, and Economic Security (CARES) Act waives required minimum distributions for 2020. See the discussion under “DISTRIBUTIONS UNDER THE POLICY – Required Minimum Distribution Option” – for more information. The penalty tax equals 50% of

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the excess of the RMD amount over the amounts, if any, actually withdrawn from the Inherited IRA or Inherited Roth IRA during the calendar year. With respect to IRA and Roth IRA owners and defined contribution plan participants who die on or after January 1, 2020, any individual policyowner who is not an “Eligible Designated Beneficiary” must withdraw the entire account value by the end of the tenth year following the year of death. Eligible Designated Beneficiaries may withdraw the account value over their lives or a period not exceeding their life expectancies. Eligible Designated Beneficiaries include spouses, minor children (until they reach the age of majority), someone who is disabled or chronically ill (including certain trusts for the disabled or chronically ill), or an individual not more than 10 years younger than the original IRA owner or plan participant.

The Qualified Policies are subject to the RMD rules under Code section 401(a)(9) and the regulations issued thereunder. Under these rules, generally, distributions under your Qualified Policy must begin no later than the beginning date required by the Internal Revenue Service (“IRS”). The beginning date is determined by the type of Qualified Policy that you own. For each calendar year that an RMD is not timely made, a 50% excise tax is imposed on the amount that should have been distributed but was not. The Coronavirus Act, Relief and Economic Security (CARES) Act waives required minimum distributions for 2020. See the discussion under “DISTRIBUTIONS UNDER THE POLICY – Required Minimum Distribution Option” – for more information.

Unless the distributions are made in the form of an annuity that complies with Code section 401(a)(9) and the regulations issued thereunder, the minimum amount required to be distributed for each calendar year is generally determined by dividing the value of the Qualified Policy as of the end of the prior calendar year by the applicable distribution period (determined under IRS tables).

Beginning in 2006, regulations under Code section 401(a)(9) provide a new method for calculating the amount of RMDs from Qualified Policies. Under these regulations, during the accumulation phase of the Qualified Policy, the actuarial present value of certain additional benefits provided under the policy (such as guaranteed death benefits) must be taken into account in calculating the value of the Qualified Policy for purposes of determining the annual RMD for the Qualified Policy. As a result, under these regulations, it is possible that, after taking account of the value of such benefits, there may not be sufficient Accumulation Value to satisfy the applicable RMD requirement. This generally will depend on the investment performance of your policy. You may need to satisfy such RMD from other tax-qualified plans that you own. You should consult with your tax advisor regarding these requirements and the implications of purchasing any riders or other benefits in connection with your Qualified Policy.

Taxation of Death Benefits

The tax treatment of amounts distributed from your contract upon the death of the policyowner or annuitant depends on whether the policyowner or annuitant dies before or after the Annuity Commencement Date. If death occurs prior to the Annuity Commencement Date, and the Beneficiary receives payments under an annuity payout option, the benefits are generally taxed in the manner described above for annuity payouts. If the benefits are received in a lump sum, they are taxed to the extent they exceed the remaining investment in the contract. If death occurs after the Annuity Commencement Date, amounts received by the Beneficiary are not taxed until they exceed the remaining investment in the contract.

DISTRIBUTION AND COMPENSATION ARRANGEMENTS

NYLIFE Distributors LLC (NYLIFE Distributors), the underwriter and distributor of the policies, is registered with the SEC and the Financial Industry Regulatory Authority, Inc. (FINRA) as a broker-dealer. The firm is an indirect wholly-owned subsidiary of New York Life, and an affiliate of NYLIAC. Its principal business address is 30 Hudson Street, Jersey City, New Jersey 07302.

The New York Life IndexFlex Variable Annuity policies are sold by registered representatives of NYLIFE Securities, LLC (“NYLIFE Securities”), a broker- dealer that is an affiliate of NYLIFE Distributors. A registered representative of NYLIFE Securities is also a licensed insurance agent with NYLIAC. He or she may be qualified to offer other forms of life insurance, annuities, and other investment products. In certain circumstances, NYLIFE Securities registered representatives can sell both products manufactured and issued by New York Life or its affiliates and products provided by other companies. Compensation paid to registered representatives of NYLIFE Securities may consist of commissions, asset-based compensation, allowances for expenses, and other compensation programs. The amount of compensation will vary depending on the policy, the age of the Owner and whether the source of funds is an internal exchange. The maximum commission and expense allowance paid to NYLIFE Securities registered representatives is typically 5% of all premiums received.

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The New York Life IndexFlex Variable Annuity- FP Series policies are sold by registered representatives of other, unaffiliated broker-dealers that have selling agreements with NYLIFE Distributors and NYLIAC. These registered representatives may be qualified to offer many forms of life insurance, annuities, and other investment products, which may include products of New York Life or its affiliates and products of other companies. We pay sales commissions to the selling firms, a portion of which is then paid to registered representatives. This compensation may differ from the compensation paid by other companies for sales of their products. Differences in compensation have the potential to influence the recommendation made by your registered representative or broker-dealer. The amount of compensation received by your registered representative will vary depending on the policy that he or she sells, and on the specific payment arrangements of the broker-dealer he or she works for. The average commission we pay to broker-dealers for sales of the policy described in this Prospectus is not expected to exceed 8% of all premiums received.

The New York Life IndexFlex Variable Annuity and the New York IndexFlex Variable Annuity – FP Series policies are new products and have no sales to date. Accordingly, no commissions have been paid to date.

Certain New York Life employees involved in the sales process may receive additional compensation related to the sale of products manufactured and issued by New York Life or its affiliates.

NYLIFE Securities registered representatives can qualify to attend New York Life-sponsored educational, training, and development conferences based on the sales they make of life insurance, annuities, and investment products during a particular twelve-month period. In addition, qualification for recognition programs sponsored by New York Life depends on the sale of products manufactured and issued by New York Life or its affiliates.

VOTING RIGHTS

You may have voting rights with respect to the Funds in the Investment Divisions. You do not have any voting rights with respect to the Index-linked Account or the Fixed Account.

The Funds are not required to and typically do not hold routine annual stockholder meetings. Special stockholder meetings will be called when necessary. Based on our current interpretation of applicable law, NYLIAC will vote the Eligible Portfolio shares held in the Investment Divisions at special shareholder meetings of the Funds in accordance with instructions we receive from persons having voting interests in the corresponding Investment Division. If, however, the federal securities laws are amended, or if NYLIAC’s present interpretation should change, and as a result, NYLIAC determines that it is allowed to vote the Eligible Portfolio shares in its own right, we may elect to do so.

Prior to the Annuity Commencement Date, you hold a voting interest in each Investment Division to which you have money allocated. We will determine the number of votes which are available to you by dividing the Accumulation Value attributable to an Investment Division by the net asset value per share of the applicable Eligible Portfolios. We will calculate the number of votes which are available to you separately for each Investment Division. We will determine that number by applying your percentage interest, if any, in a particular Investment Division to the total number of votes attributable to the Investment Division.

We will determine the number of votes of the Eligible Portfolio which are available as of the date established by the Portfolio of the relevant Fund. Voting instructions will be solicited by written or electronic communication prior to such meeting in accordance with procedures established by the relevant Fund.

If we do not receive timely instructions, we will vote those shares in proportion to the voting instructions which are received with respect to all policies participating in that Investment Division. Any shares beneficially owned by NYLIAC or its affiliates will also be proportionately voted in accordance with those instructions. As a result, a small number of policyholders may control the outcome of the vote. We will apply voting instructions to abstain on any item to be voted upon on a pro rata basis to reduce the votes eligible to be cast. Each person having a voting interest in an Investment Division will receive proxy material, reports and other materials relating to the appropriate Eligible Portfolio.

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TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION (SAI)

The SAI contains more details concerning the subjects discussed in this Prospectus. The following is the Table of Contents for the SAI:

How to obtain a Statement of Additional Information for the New York Life Index Flex Annuity and New York Life IndexFlex Variable Annuity – FP Series.

The New York Life IndexFlex Variable Annuity /New York Life IndexFlex Variable Annuity – FP Series Statement of Additional Information is posted on www.newyorklife.com (for the New York Life IndexFlex Variable Annuity) or www.newyorklifeannuities.com (for the New York Life IndexFlex Variable Annuity – FP Series).

•	New York Life Index Flex Annuity: For a paper copy of the Statement of Additional Information, call (800) 598-2019 or send this request form to:

NYLIAC Variable Products Service Center

Madison Square Station

P.O. Box 922

New York, NY 10159

•	New York Life IndexFlex Variable Annuity – FP Series: For a paper copy of the Statement of Additional Information, call (800) 762-6212 or send this request form to:

New York Life Annuities Service Center

P.O Box 9859

Providence, RI 02940

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Please send me a New York Life IndexFlex Variable Annuity/New York Life IndexFlex Variable Annuity- FP Series Statement of Additional Information dated December 8, 2020.

Name

Address

City	State	Zip

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APPENDIX 1

Disclosures about the Indexes

Standard and Poor’s 500 Index (Price Return Index)

S&P Opco, LLC requires that the following statement be included in this prospectus:

The S&P 500® index is a product of S&P Dow Jones Indices LLC or its affiliates (“SPDJI”), and has been licensed for use by NYLIAC. Standard & Poor’s® and S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by NYLIAC. It is not possible to invest directly in an index. Neither the New York Life IndexFlex Annuity or the New York Life IndexFlex Annuity- FP Series (the ‘Policies”) is sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the Policies or any member of the public regarding the advisability of investing in securities generally or in the Policies particularly or the ability of the S&P 500® index to track general market performance. Past performance of an index is not an indication or guarantee of future results. S&P Dow Jones Indices’ only relationship to NYLIAC with respect to the S&P 500® index is the licensing of the Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P 500® index is determined, composed and calculated by S&P Dow Jones Indices without regard to NYLIAC or the Policies. S&P Dow Jones Indices have no obligation to take the needs of NYLIAC or the owners of the Policies into consideration in determining, composing or calculating the S&P 500® index . S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Policies or the timing of the issuance or sale of the Policies or in the determination or calculation of the equation by which the Policies are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Policies. There is no assurance that investment products based on the S&P 500® index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment or tax advisor. A tax advisor should be consulted to evaluate the impact of any tax-exempt securities on portfolios and the tax consequences of making any particular investment decision. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY NYLIAC, OWNERS OF THE POLICIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND NYLIAC, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

A-1

Russell 2000® Index (Price Return Index)

FTSE Russell requires that the following statement be included in this Prospectus:

The New York Life IndexFlex Variable Annuity and the New York Life IndexFlex Variable Annuity – FP Series (the “Products”) have been developed solely by NYLIAC. The Products are not in any way connected to or sponsored, endorsed, sold or promoted by the London Stock Exchange Group plc and its group undertakings (collectively, the “LSE Group”). FTSE Russell is a trading name of certain of the LSE Group companies.

All rights in the Russell 2000® Index (the “Index”) vest in the relevant LSE Group company which owns the Index. Russell 2000® Index is a trademark of the relevant LSE Group company and is used by any other LSE Group company under license.

The Index is calculated by or on behalf of FTSE International Limited or its affiliate, agent or partner. The LSE Group does not accept any liability whatsoever to any person arising out of (a) the use of, reliance on or any error in the Index or (b) investment in or operation of the Products. The LSE Group makes no claim, prediction, warranty or representation either as to the results to be obtained from the Products or the suitability of the Index for the purpose to which it is being put by NYLIAC.

A-2

APPENDIX 2

STATE VARIATIONS

State	Features/Benefits	State Variation
California	See “THE POLICIES – Your Right to Cancel (“Free Look”)”

If your policy is issued in California and any owner

is aged 60 or older at the time your policy is issued, you may allocate your premium payment(s) to the Fixed Account during the Free Look period. After the Free Look period expires, your Accumulation Value will automatically be transferred to the Allocation Options you chose in your application. If you allocate your premium payment to the Fixed Account, and the policy is cancelled during the Free Look period, we will give you back your premium payment. However, if your Accumulation Value is higher than that amount as of the date your written request for cancellation is received in Good Order, we will return the Accumulation Value, calculated as set forth in the “Your Right to Cancel (“Free Look”)” section of the prospectus. If you do not allocate your premium payment to the Fixed Account and the policy is cancelled during the Free Look period, you will only be entitled to a refund of the policy’s Accumulation Value, which may be less than the premium payment.

California	See “THE POLICIES – Riders – Living Needs Benefit/Unemployment Rider.	A Disability Qualifying Event is defined as follows: The Owner has a disability that prevents him or her from performing for at least twelve (12) consecutive months the substantial and material acts necessary to pursue his or her usual occupation in the usual or customary way, or to engage in another occupation in which he or she could reasonably be expected to perform satisfactorily in light of his or her age, education, training, experience, station in life, and physical and mental capacity.
Florida	See “THE POLICIES – Your Right to Cancel (“Free Look”)”	You may cancel the policy within 21 days from the date you received it and receive (i) any policy charge, (ii) and the Accumulation Value.

	See “THE POLICIES – Riders – Living Needs Benefit Surrender Charge Reduction Rider”	NYLIAC does not have the right to have the Owner (or annuitant, if the Owner is not a natural person) examined by a licensed physician of our choice, at our expense.
	See “THE POLICIES – Riders – Home Health Care Rider	“Qualifying Event” means the Owner begins receiving Home Health Care Services provided by a Home Health Care Provider as recommended by a licensed physician, and has received Home Health Care Services for at least 60 days during the last 6 months.
New Jersey	See “DISTRIBUTIONS UNDER THE POLICY –Death Before Annuity Commencement”	Civil Union partners are permitted to continue the policy under the spousal continuance provisions with the following exceptions. If your Civil Union Partner continues the policy after your death, your Civil Union Partner will have all rights of ownership. However, to comply with the Internal Revenue Code and the applicable Treasury Regulations, the entire proceeds of the policy must be either be:

(a) disbursed within five years of the original Owner’s death; or

(b)   placed under the Life Income – Guaranteed Period Payment Option or any other Income Payment option that is available at that time, provided that such payments are made over the life of the Civil Union Partner or over a number of years that is not more than the life expectancy of the Civil Union Partner (as determined for federal tax purposes) at the time of the original Owner’s death, and begin within one year after the original Owner’s death.

New York	See “DEFINITIONS – Nonforfeiture Value”	Nonforfeiture Value—For the Fixed Account, the Nonforfeiture Value is equal to 100% of the Consideration(s) allocated to the Fixed Account, accumulated at the crediting rate (which shall be no less than the Nonforfeiture Rate) since the Payment Date or transfer date, minus any amounts withdrawn or transferred from the Fixed Account, with the remaining amount accumulated at the crediting rate since the date of withdrawal or transfer. For the Index-linked Account, the Nonforfeiture Value upon surrender, death, or annuitization will not be less than that required by the laws of the State of New York.
	See “THE POLICIES – Your Right to Cancel (“Free Look”)”	You may cancel the policy within ten (10) days from the date you received it and receive (i) any policy charge, (ii) the Accumulation Value, less any withdrawals.
	See “THE POLICIES – Riders – Living Needs Benefit Surrender Charge Reduction Rider	NYLIAC does not have the right to have the Owner (or annuitant, if the Owner is not a natural person) examined by a licensed physician of our choice, at our expense.
	See “DISTRIBUTIONS UNDER THE POLICY – Delay of Payments”	We will pay interest on deferred payments of any partial withdrawal or full surrender request deferred for ten (10) days or more.
	See “DISTRIBUTIONS UNDER THE POLICY – Our Right to Cancel”	If we do not receive premium payments for a period of three years, and the Accumulation Value of your policy would provide Income Payments of less than $20 per month on the Annuity Commencement Date, we reserve the right to terminate your policy.
North Dakota	See “THE POLICIES – Your Right to Cancel (“Free Look”)”	You may cancel the policy within twenty (20) days from the date you received it and receive (i) any rider charge, and (ii) the Accumulation Value.

Statement of Additional Information

December 8, 2020

for

New York Life IndexFlex Variable Annuity

And

New York Life IndexFlex Variable Annuity

– FP Series

From

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

(a Delaware Corporation)

51 Madison Avenue

New York, New York 10010

Investing in

NYLIAC Variable Annuity Separate Account-III

This Statement of Additional Information (“SAI”) is not a prospectus. This SAI contains information that expands upon subjects discussed in the current New York Life IndexFlex Variable Annuity and New York Life IndexFlex Variable Annuity — FP Series Prospectus. You should read the SAI in conjunction with that prospectus, dated December 8, 2020. You may obtain a copy of that prospectus by calling New York Life Insurance and Annuity Corporation (“NYLIAC”) at (800) 598-2019 or writing to NYLIAC at Madison Square Station, P.O. Box 922, New York, NY 10159 (with respect to a New York Life IndexFlex Variable Annuity policy) or at P.O Box 9859, Providence, RI 02940 (with respect to a New York Life IndexFlex Variable Annuity — FP Series policy). Terms used but not defined in this SAI have the same meaning as in the current New York Life IndexFlex Variable Annuity and New York Life IndexFlex Variable Annuity—FP Series Prospectus.

THE POLICIES

The following provides additional information about the policies and supplements the description in the prospectus.

Valuation of Accumulation Units

Accumulation Units are valued separately for each Investment Division of the Separate Account. The method used for valuing Accumulation Units in each Investment Division is the same. We arbitrarily set the value of each Accumulation Unit as of the date operations began for the Investment Division. Thereafter, the value of an Accumulation Unit of an Investment Division for any Business Day equals the value of an Accumulation Unit in that Investment Division as of the immediately preceding Business Day multiplied by the “Net Investment Factor” for that Investment Division for the current Business Day.

We determine the Net Investment Factor for each Investment Division for any period from the close of the preceding Business Day to the close of the current Business Day (the “Valuation Period”) by the following formula:

(a/b) — c

Where: a = the result of:

(1) the net asset value per share of the Eligible Portfolio shares held in the Investment Division determined at the end of the current Valuation Period, plus

(2) the per share amount of any dividend or capital gain distribution made by the Eligible Portfolio for shares held in the Investment Division if the “ex-dividend” date occurs during the current Valuation Period;

b =    the net asset value per share of the Eligible Portfolio shares held in the Investment Division determined as of the end of the immediately preceding Valuation Period; and

c =    the daily Mortality and Expense Risk and Administrative Costs charge, which is 1/365th* of the annual Mortality and Expense Risk and Administrative Costs Charge shown on the Policy Data Page.

*	In a leap year, this calculation is based on 366 days.

In each case, the Net Investment Factor may be greater or less than one. Therefore, the value of an Accumulation Unit in an Investment Division may increase or decrease from Valuation Period to Valuation Period.

ANNUITY PAYMENTS

We will make equal annuity payments each month under the Life Income—Guaranteed Period Payment Option during the lifetime of the Annuitant. Once payments begin, they do not change and are guaranteed for 10 years even if the Annuitant dies sooner. If the Annuitant dies before all guaranteed payments have been made, the rest will be made to the Beneficiary. We may require that the payee submit proof of the Annuitant’s survivorship as a condition for future payments beyond the 10-year guaranteed payment period.

On the Annuity Commencement Date, we will determine the Accumulation Value of your policy and use that value to calculate the amount of each annuity payment. We determine each annuity payment by applying the Accumulation Value, less any premium taxes, to the annuity factors specified in the annuity table set forth in the policy. Those factors are based on a set amount per $1,000 of proceeds applied. The appropriate rate must be determined by the gender (except where, as in the case of certain Qualified Policies and other employer-sponsored retirement plans, such classification is not permitted), date of application and age of the Annuitant. The dollars applied are then divided by 1,000 and the result multiplied by the appropriate annuity factor from the table to compute the amount of each monthly annuity payment.

GENERAL MATTERS

Non-Participating. The policies are non-participating. Dividends are not paid.

Misstatement of Age or Gender. If the Annuitant’s stated age and/or gender in the policy are incorrect, NYLIAC will change the benefits payable to those which the premium payments would have purchased for the correct age and gender. Gender is not a factor when annuity benefits are based on unisex annuity payment rate tables. (See “Income Payments—Election of Income Payment Options” in the Prospectus.) If we made payments based on incorrect age or gender, we will increase or reduce a later payment or payments to adjust for the error. Any adjustment will include interest, at 1.0% per year, from the date of the wrong payment to the date the adjustment is made.

2

Assignments. If permitted by the plan or by law for the plan indicated in the application for the policy, you may assign your interest in a Non-Qualified Policy or any interest in it prior to the Annuity Commencement Date and during the Owner’s lifetime. To effect an assignment of all or any part of your interest in a Non-Qualified Policy prior to the Annuity Commencement Date and during the Owner’s lifetime, you must send a duly executed instrument of assignment to VPSC (for Secure Index Variable Annuity policies) or the New York Life Annuities Service Center (for Secure Index Variable Annuity – FP Series policies) at one of the addresses noted in the “Contacting NYLIAC” section of the prospectus. NYLIAC will not be deemed to know of an assignment unless it receives a copy of a duly executed instrument evidencing such assignment. Further, NYLIAC assumes no responsibility for the validity of any assignment. (See “FEDERAL TAX MATTERS—Taxation of Annuities in General” of the Prospectus.)

Modification. NYLIAC may not modify the policy without your consent except to make the policy meet the requirements of the Investment Company Act of 1940, or to make the policy comply with any changes in the Code or as required by the Code to continue treatment of the policy as an annuity, or by any other applicable law.

Incontestability. We rely on statements made in the application or a Policy Request. They are representations, not warranties. We will not contest the policy after it has been in force during your lifetime for two years from the Policy Date.

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FEDERAL TAX MATTERS

Taxation of New York Life Insurance and Annuity Corporation

NYLIAC is taxed as a life insurance company. Because the Separate Account is not an entity separate from NYLIAC, and its operations form a part of NYLIAC, it will not be taxed separately as a “regulated investment company” under Subchapter M of the Code. As a result, NYLIAC takes into account applicable tax attributes of the assets of the Separate Account on its corporate income tax return, including corporate dividends received deductions and foreign tax credits that may be produced by assets of the Separate Account. Investment income and realized net capital gains on the assets of the Separate Account are reinvested and are taken into account in determining the Accumulation Value. As a result, such investment income and realized net capital gains are automatically retained as part of the reserves under the policy.

Under existing federal income tax law, NYLIAC believes that Separate Account investment income and realized net capital gains should not be taxed to the extent that such income and gains are retained as part of the tax-deductible reserves under the policy.

Tax Status of the Policies

Section 817(h) of the Code requires that the investments of the Separate Account must be “adequately diversified” in accordance with Treasury regulations for the policies to qualify as annuity contracts under Section 72 of the Code. The Separate Account intends to comply with the diversification requirements prescribed by the Treasury under Treasury Regulation Section 1.817-5.

To comply with regulations under Section 817(h) of the Code, the Separate Account is required to diversify its investments, so that on the last day of each quarter of a calendar year, no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. For this purpose, securities of a single issuer are treated as one investment and each U.S. Government agency or instrumentality is treated as a separate issuer. Any security issued, guaranteed, or insured (to the extent so guaranteed or insured) by the U.S. Government or an agency or instrumentality of the U.S. Government is treated as a security issued by the U.S. Government or its agency or instrumentality, whichever is applicable.

Although the Treasury Department has issued regulations on the diversification requirements, such regulations do not provide guidance concerning the extent to which policyowners may direct their investments to particular subaccounts of a separate account, or the permitted number of such subaccounts. It is unclear whether additional guidance in this regard will be issued in the future. It is possible that if such guidance is issued, the policy may need to be modified to comply with such additional guidance. For these reasons, NYLIAC reserves the right to modify the policy as necessary to attempt to prevent the policyowner from being considered the owner of the assets of the Separate Account or otherwise to qualify the policy for favorable tax treatment.

The Code also requires that non-qualified annuity contracts contain specific provisions for distribution of the policy proceeds upon the death of any policyowner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such policies provide that (a) if any policyowner dies on or after the Annuity Commencement Date and before the entire interest in the policy has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on the policyowner’s death; and (b) if any policyowner dies before the Annuity Commencement Date, the entire interest in the policy must generally be distributed within 5 years after the policyowner’s date of death. For policies owned by a grantor trust, all of whose grantors are individuals, these distribution requirements apply at the death of any grantor. These requirements will be considered satisfied if the entire interest of the policy is used to purchase an immediate annuity under which payments will begin within one year of the policyowner’s death and will be made for the life of the Beneficiary or for a period not extending beyond the life expectancy of the Beneficiary. If the Beneficiary is the policyowner’s surviving spouse (as defined under Federal law), the Policy may be continued with the surviving spouse as the new policyowner. If the policyowner is not a natural person, these “death of Owner” rules apply when the primary Annuitant dies or is changed. Non-Qualified Policies contain provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in these policies satisfy all such Code requirements. The provisions contained in these policies will be reviewed and modified if necessary to assure that they comply with the Code requirements when clarified by regulation or otherwise.

Withholding of federal income taxes on the taxable portion of all distributions may be required unless the recipient elects not to have any such amounts withheld and properly notifies NYLIAC of that election. Different rules may apply to United States citizens or expatriates living abroad. In addition, some states have enacted legislation requiring withholding.

4

Even if a recipient elects no withholding, special rules may require NYLIAC to disregard the recipient’s election if the recipient fails to supply NYLIAC with a “TIN” or taxpayer identification number (social security number for individuals) or if the Internal Revenue Service notifies NYLIAC that the TIN provided by the recipient is incorrect.

Under the Foreign Account Tax Compliance Act (“FATCA”), as reflected in Sections 1471 through 1474 of the IRC, U.S. withholding agents (such as NYLIAC) may be required to obtain certain information to establish the U.S. or non-U.S. status of its account or contract holders (e.g., a Form W-9 or W-8BEN may be required) and perform certain due diligence to ensure that information is accurate. In certain cases, if this information is not obtained, withholding agents, such as NYLIAC may be required to withhold at a 30 percent rate on certain payments beginning July  1, 2014.

SAFEKEEPING OF SEPARATE ACCOUNT ASSETS

NYLIAC holds title to assets of the Separate Accounts. The assets are kept physically segregated and held separate and apart from NYLIAC’s general corporate assets. Records are maintained of all purchases and redemptions of Eligible Portfolio shares held by each of the Investment Divisions.

STATE REGULATION

NYLIAC is a stock life insurance company organized under the laws of Delaware, and is subject to regulation by the Delaware State Insurance Department. We file an annual statement with the Delaware Commissioner of Insurance on or before March 1 of each year covering the operations and reporting on the financial condition of NYLIAC as of December 31 of the preceding calendar year. Periodically, the Delaware Commissioner of Insurance examines the financial condition of NYLIAC, including the liabilities and reserves of the Separate Account.

In addition, NYLIAC is subject to the insurance laws and regulations of all the states where it is licensed to operate.

The availability of certain policy rights and provisions depends on state approval and/or filing and review processes. Where required by state law or regulation, the policies will be modified accordingly.

RECORDS AND REPORTS

NYLIAC maintains all records and accounts relating to the Separate Account. As presently required by the federal securities laws, NYLIAC will mail to you at your last known address of record, at least semi-annually after the first Policy Year, reports containing information required under the federal securities laws or by any other applicable law or regulation. If you feel a transaction has been processed incorrectly, it is your responsibility to contact us in writing and provide us with all relevant details. You must provide us with the nature of the error, the date of the error and any other relevant details. It is important that you review your confirmation and quarterly statements carefully and promptly report any errors and discrepancies to us, preferably, within fifteen (15) days of the date of the statement in question.

It is important that you inform NYLIAC of an address change so that you can receive these policy statements (See “Contacting NYLIAC” in the Prospectus). In the event your statement is returned from the US Postal Service as undeliverable, we reserve the right to suspend mailing future correspondence and also suspend current transaction processing until an accurate address is obtained.

Additionally, no new service requests can be processed until a valid current address is provided.

LEGAL PROCEEDINGS

NYLIAC is a defendant in lawsuits arising from its agency sales force, insurance (including variable contracts registered under the federal securities laws) and/or other operations. Some of these actions seek substantial or unspecified compensatory and punitive damages. NYLIAC is from time to time involved in various governmental, administrative, and investigative proceedings and inquiries.

Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, NYLIAC believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on NYLIAC’s financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on NYLIAC’s operating results for a given year.

5

FINANCIAL STATEMENTS

The statutory financial statements of NYLIAC as of December 31, 2019 and 2018, and for each of the three years in the period ended December 31, 2019 included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The financial statements of the Separate Account as of December 31, 2019 and for each of the periods indicated in the Financial Statements included in this SAI have been so included in reliance on the report of PricewaterhouseCoopers LLP an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

OTHER INFORMATION

NYLIAC filed a Registration Statement with the Securities and Exchange Commission, under the Securities Act of 1933 as amended, with respect to the policies discussed in the prospectus and this SAI. We have not included all of the information set forth in the registration statement, amendments and exhibits to the registration statement in the prospectus and this SAI. We intend the statements contained in the Prospectus and this SAI concerning the content of the policies and other legal instruments to be summaries. For a complete statement of the terms of these documents, you should refer to the instruments filed with the Securities and Exchange Commission. The omitted information may be obtained at the principal offices of the Securities and Exchange Commission in Washington, D.C., upon payment of prescribed fees, or through the Commission’s website at www.sec.gov.

6

NYLIAC Variable Annuity Separate Account-III
Financial Statements

NYLIAC Variable Annuity Separate Account-III
Statement of Assets and Liabilities
As of December 31, 2019

	MainStay VP Balanced— Service Class	MainStay VP Bond— Initial Class	MainStay VP Bond— Service Class	MainStay VP Conservative Allocation— Service Class	MainStay VP Cushing® Renaissance Advantage— Service Class	MainStay VP Eagle Small Cap Growth— Initial Class	MainStay VP Eagle Small Cap Growth— Service Class
ASSETS:
Investment at net asset value	$111,487,023	$36,491,113	$113,335,661	$245,989,454	$4,405,530	$43,936,499	$35,240,207
Dividends due and accrued	—	—	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(158,722)	(39,531)	104,842	(88,537)	2,436	(38,622)	(4,232)
Net receivable from (payable to) the Fund shares sold or purchased	163,157	40,973	(100,364)	98,420	(2,266)	40,370	5,620
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	4,256	1,309	4,336	9,529	166	1,588	1,312
Administrative charges	179	133	142	354	4	160	76

Total net assets	$111,487,023	$36,491,113	$113,335,661	$245,989,454	$4,405,530	$43,936,499	$35,240,207

Total shares outstanding	7,723,893	2,504,902	7,864,364	21,259,870	555,267	3,302,186	2,717,286
Net asset value per share (NAV)	$14.43	$14.57	$14.41	$11.57	$7.93	$13.31	$12.97
Total units outstanding	6,699,193	1,644,486	9,256,090	16,312,787	549,457	2,397,005	2,088,532
Variable accumulation unit value (lowest to highest)	$11.59 to $20.53	$15.57 to $24.17	$10.49 to $14.75	$11.15 to $17.32	$7.25 to $9.14	$17.77 to $18.48	$13.73 to $19.22
Identified cost of investment	$110,210,048	$36,444,893	$112,075,574	$240,773,814	$4,954,977	$37,717,723	$35,187,567
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Assets and Liabilities (Continued)
As of December 31, 2019

	MainStay VP Emerging Markets Equity— Initial Class	MainStay VP Emerging Markets Equity— Service Class	MainStay VP Epoch U.S. Equity Yield— Initial Class	MainStay VP Epoch U.S. Equity Yield— Service Class	MainStay VP Epoch U.S. Small Cap— Initial Class	MainStay VP Epoch U.S. Small Cap— Service Class	MainStay VP Fidelity Institutional AM® Utilities— Initial Class
ASSETS:
Investment at net asset value	$11,802,972	$44,607,962	$106,293,222	$176,421,356	$—	$—	$1,008,574
Dividends due and accrued	—	—	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(50)	(34,860)	(43,606)	(84,403)	—	—	—
Net receivable from (payable to) the Fund shares sold or purchased	512	36,651	47,774	91,493	—	—	40
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	415	1,671	3,772	6,675	—	—	37
Administrative charges	47	120	396	415	—	—	3

Total net assets	$11,802,972	$44,607,962	$106,293,222	$176,421,356	$—	$—	$1,008,574

Total shares outstanding	1,248,238	4,718,413	6,593,921	11,105,356	—	—	74,750
Net asset value per share (NAV)	$9.46	$9.45	$16.12	$15.89	$—	$—	$13.49
Total units outstanding	1,289,577	4,883,228	4,100,442	7,381,100	—	—	56,368
Variable accumulation unit value (lowest to highest)	$8.85 to $9.17	$8.68 to $13.52	$23.45 to $32.12	$12.61 to $28.29	$—	$—	$17.37 to $18.00
Identified cost of investment	$11,139,562	$40,818,775	$91,348,976	$161,558,755	$—	$—	$845,494
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Assets and Liabilities (Continued)
As of December 31, 2019

	MainStay VP Fidelity Institutional AM® Utilities— Service Class	MainStay VP Floating Rate— Service Class	MainStay VP Growth Allocation— Service Class	MainStay VP Income Builder— Initial Class	MainStay VP Income Builder— Service Class	MainStay VP Indexed Bond— Service Class	MainStay VP IQ Hedge Multi- Strategy— Service Class
ASSETS:
Investment at net asset value	$362,584,574	$173,643,370	$182,539,197	$54,940,143	$122,996,126	$28,057,812	$66,782,238
Dividends due and accrued	—	21,076	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(229,563)	210,721	(112,620)	(67,306)	146,874	87,538	(9,471)
Net receivable from (payable to) the Fund shares sold or purchased	243,984	(224,868)	119,770	69,441	(142,051)	(86,493)	12,088
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	13,731	6,711	6,882	1,914	4,711	1,035	2,592
Administrative charges	690	218	268	221	112	10	25

Total net assets	$362,584,574	$173,643,370	$182,539,197	$54,940,143	$122,996,126	$28,057,812	$66,782,238

Total shares outstanding	26,998,583	19,427,227	15,644,790	3,206,219	7,237,470	2,655,917	7,650,367
Net asset value per share (NAV)	$13.43	$8.94	$11.67	$17.14	$16.99	$10.56	$8.73
Total units outstanding	21,978,503	13,764,286	10,808,446	1,618,263	7,495,303	2,683,747	7,684,083
Variable accumulation unit value (lowest to highest)	$12.10 to $17.72	$10.93 to $13.74	$12.20 to $23.69	$16.33 to $38.24	$11.82 to $23.25	$10.35 to $10.50	$8.00 to $9.91
Identified cost of investment	$318,937,664	$175,320,441	$176,178,718	$51,191,158	$118,577,576	$27,025,169	$64,135,389
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Assets and Liabilities (Continued)
As of December 31, 2019

	MainStay VP Janus Henderson Balanced— Initial Class	MainStay VP Janus Henderson Balanced— Service Class	MainStay VP Large Cap Growth— Initial Class	MainStay VP Large Cap Growth— Service Class	MainStay VP MacKay Common Stock— Initial Class	MainStay VP MacKay Common Stock— Service Class	MainStay VP MacKay Convertible— Initial Class
ASSETS:
Investment at net asset value	$165,768,137	$263,000,308	$47,810,573	$190,458,004	$79,316,828	$66,131,824	$65,591,101
Dividends due and accrued	—	—	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(6,524)	156,515	(109,951)	145,742	(69,267)	4,627	(23,243)
Net receivable from (payable to) the Fund shares sold or purchased	12,988	(146,137)	111,827	(138,207)	72,339	(2,043)	25,813
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	5,805	10,063	1,691	7,308	2,748	2,473	2,324
Administrative charges	659	315	185	227	324	111	247

Total net assets	$165,768,137	$263,000,308	$47,810,573	$190,458,004	$79,316,828	$66,131,824	$65,591,100

Total shares outstanding	11,810,892	18,861,581	1,874,241	7,920,020	2,956,118	2,498,339	4,822,117
Net asset value per share (NAV)	$14.04	$13.94	$25.51	$24.05	$26.83	$26.47	$13.60
Total units outstanding	8,738,057	15,735,804	1,314,346	7,409,415	1,513,636	2,930,658	1,690,299
Variable accumulation unit value (lowest to highest)	$18.35 to $19.08	$13.77 to $18.71	$19.69 to $42.54	$16.83 to $36.91	$20.98 to $61.65	$14.31 to $33.21	$23.79 to $45.39
Identified cost of investment	$133,592,651	$238,540,588	$41,715,523	$175,887,676	$63,477,387	$65,986,214	$60,728,989
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Assets and Liabilities (Continued)
As of December 31, 2019

	MainStay VP MacKay Convertible— Service Class	MainStay VP MacKay Government— Initial Class	MainStay VP MacKay Government— Service Class	MainStay VP MacKay Growth— Initial Class	MainStay VP MacKay Growth— Service Class	MainStay VP MacKay High Yield Corporate Bond— Initial Class	MainStay VP MacKay High Yield Corporate Bond— Service Class
ASSETS:
Investment at net asset value	$223,171,761	$23,639,243	$60,199,479	$84,433,265	$25,574,844	$158,795,478	$711,474,170
Dividends due and accrued	—	—	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	143,134	(782)	75,876	(46,828)	(12,128)	1,105	(92,640)
Net receivable from (payable to) the Fund shares sold or purchased	(134,356)	1,717	(73,495)	50,083	13,172	5,112	121,063
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	8,500	850	2,289	2,898	979	5,619	27,664
Administrative charges	278	85	92	357	65	597	759

Total net assets	$223,171,761	$23,639,243	$60,199,479	$84,433,265	$25,574,844	$158,795,479	$711,474,170

Total shares outstanding	16,566,780	2,181,224	5,603,250	2,587,129	794,410	15,950,947	72,559,830
Net asset value per share (NAV)	$13.47	$10.84	$10.74	$32.64	$32.19	$9.96	$9.81
Total units outstanding	11,662,752	1,257,953	5,386,149	2,286,148	1,011,766	3,771,492	42,305,574
Variable accumulation unit value (lowest to highest)	$13.02 to $28.53	$13.28 to $20.58	$9.93 to $12.70	$13.54 to $40.78	$14.71 to $27.14	$28.55 to $47.31	$12.02 to $25.39
Identified cost of investment	$215,087,397	$24,475,008	$60,577,243	$68,245,642	$21,425,449	$157,415,761	$711,587,544
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Assets and Liabilities (Continued)
As of December 31, 2019

	MainStay VP MacKay International Equity— Initial Class	MainStay VP MacKay International Equity— Service Class	MainStay VP MacKay Mid Cap Core— Initial Class	MainStay VP MacKay Mid Cap Core— Service Class	MainStay VP MacKay S&P 500 Index— Initial Class	MainStay VP MacKay S&P 500 Index— Service Class	MainStay VP MacKay Small Cap Core— Initial Class
ASSETS:
Investment at net asset value	$21,537,918	$90,447,882	$44,822,335	$164,037,966	$184,276,541	$361,361,558	$22,343,339
Dividends due and accrued	—	—	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(9,190)	(22,113)	(11,470)	(20,761)	(66,653)	125,740	(5,134)
Net receivable from (payable to) the Fund shares sold or purchased	10,043	25,712	13,236	27,243	73,798	(111,626)	6,014
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	779	3,409	1,602	6,171	6,409	13,618	797
Administrative charges	74	190	164	311	736	496	83

Total net assets	$21,537,918	$90,447,882	$44,822,335	$164,037,966	$184,276,541	$361,361,558	$22,343,339

Total shares outstanding	1,328,597	5,633,337	3,304,418	12,315,972	2,986,651	5,905,960	2,097,797
Net asset value per share (NAV)	$16.21	$16.06	$13.56	$13.32	$61.70	$61.19	$10.65
Total units outstanding	754,386	4,828,291	1,220,532	6,884,521	3,419,942	16,142,196	2,201,548
Variable accumulation unit value (lowest to highest)	$20.00 to $33.73	$12.57 to $24.34	$36.67 to $41.03	$12.27 to $38.76	$23.02 to $64.42	$15.31 to $33.59	$10.12 to $10.15
Identified cost of investment	$18,323,422	$79,272,681	$46,043,754	$167,467,322	$97,207,038	$268,308,445	$23,359,028
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Assets and Liabilities (Continued)
As of December 31, 2019

	MainStay VP MacKay Small Cap Core— Service Class	MainStay VP MacKay Unconstrained Bond— Service Class	MainStay VP Mellon Natural Resources— Initial Class	MainStay VP Moderate Allocation— Service Class	MainStay VP Moderate Growth Allocation— Service Class	MainStay VP PIMCO Real Return— Service Class	MainStay VP T. Rowe Price Equity Income— Initial Class
ASSETS:
Investment at net asset value	$95,244,748	$202,265,045	$78,482,195	$344,250,936	$400,491,718	$81,335,351	$45,464,267
Dividends due and accrued	—	—	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(70,308)	(5,177)	(51,885)	(23,144)	(35,396)	51,248	(709)
Net receivable from (payable to) the Fund shares sold or purchased	74,097	13,123	55,016	36,802	51,330	(48,069)	2,498
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	3,587	7,856	2,919	13,101	15,336	3,117	1,626
Administrative charges	202	90	212	557	598	62	163

Total net assets	$95,244,748	$202,265,045	$78,482,195	$344,250,936	$400,491,718	$81,335,351	$45,464,267

Total shares outstanding	9,016,556	20,449,120	12,483,092	30,683,783	35,183,430	9,432,372	3,528,344
Net asset value per share (NAV)	$10.56	$9.89	$6.29	$11.22	$11.38	$8.62	$12.89
Total units outstanding	7,469,374	17,833,429	13,186,271	21,442,811	23,195,562	8,141,858	2,280,631
Variable accumulation unit value (lowest to highest)	$11.96 to $12.87	$10.46 to $12.07	$5.62 to $9.24	$11.58 to $19.11	$11.91 to $21.23	$9.50 to $10.58	$19.30 to $20.00
Identified cost of investment	$100,592,830	$203,274,944	$93,602,486	$344,920,671	$408,653,629	$82,360,325	$42,687,544
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Assets and Liabilities (Continued)
As of December 31, 2019

	MainStay VP T. Rowe Price Equity Income— Service Class	MainStay VP U.S. Government Money Market— Initial Class	American Funds IS Asset Allocation Fund— Class 4	American Funds IS Blue Chip Income and Growth Fund— Class 4	American Funds IS Global Small Capitalization Fund— Class 4	American Funds IS Growth Fund— Class 4	American Funds IS New World Fund®— Class 4
ASSETS:
Investment at net asset value	$95,755,887	$83,324,996	$38,478,158	$42,547,974	$9,945,929	$18,368,514	$45,810,548
Dividends due and accrued	—	2,636	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(31,666)	(37,380)	109,615	108,876	863	27,910	55,737
Net receivable from (payable to) the Fund shares sold or purchased	35,551	38,095	(108,146)	(107,305)	(487)	(27,234)	(54,006)
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	3,679	3,180	1,434	1,552	371	666	1,709
Administrative charges	206	171	35	19	5	10	22

Total net assets	$95,755,887	$83,324,996	$38,478,158	$42,547,974	$9,945,929	$18,368,514	$45,810,548

Total shares outstanding	7,461,990	83,314,944	1,625,609	3,196,692	380,196	231,312	1,798,608
Net asset value per share (NAV)	$12.83	$1.00	$23.67	$13.31	$26.16	$79.41	$25.47
Total units outstanding	5,130,120	50,644,104	3,399,093	3,743,049	716,292	1,423,760	3,438,505
Variable accumulation unit value (lowest to highest)	$13.33 to $19.69	$0.90 to $9.92	$11.25 to $11.36	$11.27 to $11.40	$12.82 to $14.62	$12.79 to $12.94	$12.12 to $14.46
Identified cost of investment	$93,693,629	$83,321,744	$36,868,159	$41,653,111	$9,182,447	$17,283,254	$41,070,755
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Assets and Liabilities (Continued)
As of December 31, 2019

	BlackRock® Global Allocation V.I. Fund— Class III	BlackRock® High Yield V.I. Fund— Class III	BNY Mellon IP Technology Growth Portfolio— Initial Shares	BNY Mellon IP Technology Growth Portfolio— Service Shares	ClearBridge Variable Appreciation Portfolio— Class II	Columbia Variable Portfolio— Commodity Strategy Fund— Class 2	Columbia Variable Portfolio— Emerging Markets Bond Fund— Class 2
ASSETS:
Investment at net asset value	$110,228,362	$51,028,481	$19,362,038	$102,678,029	$11,485,682	$1,463,852	$34,358,436
Dividends due and accrued	—	204,260	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	13,252	40,464	(101,573)	(8,402)	41,204	(1)	60,222
Net receivable from (payable to) the Fund shares sold or purchased	(8,928)	(242,763)	102,347	12,442	(40,783)	58	(58,933)
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	4,253	1,940	708	3,892	416	56	1,275
Administrative charges	71	21	66	148	5	1	14

Total net assets	$110,228,362	$51,028,481	$19,362,038	$102,678,029	$11,485,682	$1,463,852	$34,358,436

Total shares outstanding	7,612,456	6,849,625	766,510	4,345,240	246,739	266,155	3,575,280
Net asset value per share (NAV)	$14.48	$7.42	$25.26	$23.63	$46.55	$5.50	$9.61
Total units outstanding	8,698,562	4,256,617	607,349	3,841,150	839,132	182,229	2,996,283
Variable accumulation unit value (lowest to highest)	$11.25 to $13.89	$11.64 to $12.28	$30.91 to $47.34	$17.23 to $40.60	$13.54 to $13.74	$7.42 to $9.32	$11.28 to $11.54
Identified cost of investment	$109,582,812	$49,631,604	$16,693,881	$92,228,679	$10,877,147	$1,517,016	$34,273,650
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Assets and Liabilities (Continued)
As of December 31, 2019

	Columbia Variable Portfolio— Small Cap Value Fund— Class 2	Delaware VIP® Small Cap Value Series— Service Class	DWS Alternative Asset Allocation VIP— Class B	Fidelity® VIP ContrafundSM Portfolio— Initial Class	Fidelity® VIP ContrafundSM Portfolio— Service Class 2	Fidelity® VIP Emerging Markets Portfolio— Service Class 2	Fidelity® VIP Equity-Income PortfolioSM— Initial Class
ASSETS:
Investment at net asset value	$35,741,147	$3,882,810	$55,024,628	$129,926,647	$365,879,999	$4,563,123	$50,416,873
Dividends due and accrued	—	—	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(71,435)	7,491	118,767	(4,982)	(237,825)	9,597	(28,957)
Net receivable from (payable to) the Fund shares sold or purchased	72,853	(7,346)	(116,737)	10,037	252,300	(9,428)	30,925
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	1,351	141	2,015	4,541	13,960	165	1,773
Administrative charges	67	4	15	514	515	4	195

Total net assets	$35,741,147	$3,882,810	$55,024,628	$129,926,647	$365,879,999	$4,563,123	$50,416,873

Total shares outstanding	2,298,466	102,018	4,124,785	3,495,471	10,135,180	359,584	2,121,030
Net asset value per share (NAV)	$15.55	$38.06	$13.34	$37.17	$36.10	$12.69	$23.77
Total units outstanding	1,764,467	361,948	5,144,043	2,277,193	15,292,060	434,394	1,424,739
Variable accumulation unit value (lowest to highest)	$12.81 to $25.13	$10.64 to $10.77	$10.54 to $10.76	$31.84 to $65.09	$14.40 to $39.75	$10.44 to $10.53	$23.97 to $39.26
Identified cost of investment	$39,697,474	$3,703,612	$53,104,728	$103,519,983	$325,098,026	$4,063,947	$45,367,606
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Assets and Liabilities (Continued)
As of December 31, 2019

	Fidelity® VIP Equity-Income PortfolioSM— Service Class 2	Fidelity® VIP FundsManager® 60% Portfolio— Investor Class	Fidelity® VIP FundsManager® 60% Portfolio— Service Class	Fidelity® VIP Government Money Market Portfolio— Investor Class	Fidelity® VIP Growth Opportunities Portfolio— Service Class 2	Fidelity® VIP Health Care Portfolio— Service Class 2	Fidelity® VIP International Index Portfolio— Service Class 2
ASSETS:
Investment at net asset value	$115,494,675	$250,094,935	$3,992,457	$—	$87,879,862	$4,612,665	$1,024,996
Dividends due and accrued	—	—	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	27,250	250,000	47,029	—	3,243	3,882	—
Net receivable from (payable to) the Fund shares sold or purchased	(22,698)	(241,802)	(46,869)	—	146	(3,714)	39
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	4,347	8,198	159	—	3,311	165	38
Administrative charges	205	—	1	—	78	3	1

Total net assets	$115,494,675	$250,094,935	$3,992,457	$—	$87,879,862	$4,612,665	$1,024,996

Total shares outstanding	4,999,769	24,519,111	391,417	—	1,828,925	138,643	102,295
Net asset value per share (NAV)	$23.10	$10.20	$10.20	$—	$48.05	$33.27	$10.02
Total units outstanding	5,662,219	23,323,198	370,988	—	4,007,533	379,392	96,083
Variable accumulation unit value (lowest to highest)	$13.31 to $27.05	$10.72 to $10.72	$10.74 to $10.78	$—	$19.70 to $23.49	$12.12 to $12.17	$10.64 to $10.68
Identified cost of investment	$105,815,719	$237,577,388	$3,789,086	$—	$73,008,272	$4,104,258	$989,061
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Assets and Liabilities (Continued)
As of December 31, 2019

	Fidelity® VIP Mid Cap Portfolio— Service Class 2	Invesco V.I. American Value Fund— Series II Shares	Invesco V.I. International Growth Fund— Series II Shares	Janus Henderson Enterprise Portfolio— Service Shares	Janus Henderson Global Research Portfolio— Institutional Shares	Janus Henderson Global Research Portfolio— Service Shares	MFS® International Intrinsic Value Portfolio— Service Class
ASSETS:
Investment at net asset value	$128,805,113	$16,239,269	$35,220,219	$19,645,662	$52,405,186	$35,852,445	$23,489,436
Dividends due and accrued	—	—	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(125,345)	(75,154)	(27,238)	85,172	(21,863)	(2,627)	44,562
Net receivable from (payable to) the Fund shares sold or purchased	130,441	75,808	28,597	(84,435)	23,887	4,041	(43,700)
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	4,804	643	1,344	720	1,803	1,345	851
Administrative charges	292	11	15	17	221	69	11

Total net assets	$128,805,113	$16,239,269	$35,220,219	$19,645,662	$52,405,186	$35,852,445	$23,489,436

Total shares outstanding	4,056,854	1,031,720	915,286	245,786	926,050	648,678	797,063
Net asset value per share (NAV)	$31.75	$15.74	$38.48	$79.93	$56.59	$55.27	$29.47
Total units outstanding	5,067,439	1,177,308	2,974,244	1,475,010	1,772,659	1,739,606	1,874,403
Variable accumulation unit value (lowest to highest)	$12.34 to $38.39	$11.13 to $14.82	$11.10 to $12.79	$13.21 to $20.83	$12.29 to $32.43	$12.99 to $24.44	$12.40 to $12.58
Identified cost of investment	$129,865,407	$16,746,954	$33,031,375	$18,108,405	$31,110,211	$27,896,601	$21,803,925
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Assets and Liabilities (Continued)
As of December 31, 2019

	MFS® Investors Trust Series— Initial Class	MFS® Investors Trust Series— Service Class	MFS® Research Series— Initial Class	MFS® Research Series— Service Class	Morgan Stanley VIF U.S. Real Estate Portfolio— Class II	Neuberger Berman AMT Mid Cap Growth Portfolio— Class I	Neuberger Berman AMT Mid Cap Growth Portfolio— Class S
ASSETS:
Investment at net asset value	$8,733,081	$61,622,766	$9,985,504	$40,049,998	$21,447,058	$1,536,218	$76,951,585
Dividends due and accrued	—	—	—	—	—	—	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	(11,529)	28,341	(60)	54,330	(18,041)	(362)	76,660
Net receivable from (payable to) the Fund shares sold or purchased	11,872	(26,013)	448	(52,806)	18,874	425	(73,603)
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	310	2,298	348	1,497	808	59	2,955
Administrative charges	33	30	40	27	25	4	102

Total net assets	$8,733,081	$61,622,766	$9,985,504	$40,049,998	$21,447,058	$1,536,218	$76,951,585

Total shares outstanding	262,491	1,880,463	338,606	1,378,657	983,810	51,620	2,835,357
Net asset value per share (NAV)	$33.27	$32.77	$29.49	$29.05	$21.80	$29.76	$27.14
Total units outstanding	325,557	3,373,248	332,940	2,025,426	1,740,651	45,385	3,197,817
Variable accumulation unit value (lowest to highest)	$23.03 to $37.09	$14.94 to $33.49	$20.52 to $33.96	$15.27 to $37.42	$10.84 to $13.07	$32.17 to $45.97	$14.06 to $40.85
Identified cost of investment	$7,155,337	$54,257,442	$8,840,156	$38,107,976	$20,646,011	$1,264,143	$68,512,452
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Assets and Liabilities (Continued)
As of December 31, 2019

	PIMCO VIT International Bond Portfolio (U.S. Dollar-Hedged)— Advisor Class	PIMCO VIT Low Duration Portfolio— Advisor Class	PIMCO VIT Total Return Portfolio— Advisor Class	Victory VIF Diversified Stock Fund— Class A Shares
ASSETS:
Investment at net asset value	$90,456,137	$21,156,998	$118,131,600	$11,537,253
Dividends due and accrued	(2)	1	(4)	—
Net receivable from (payable to) New York Life Insurance and Annuity Corporation	47,850	(1,871)	154,319	(11,820)
Net receivable from (payable to) the Fund shares sold or purchased	(44,327)	2,672	(149,753)	12,285
LIABILITIES:
Liability to New York Life Insurance and Annuity Corporation for:
Mortality and expense risk charges	3,486	794	4,521	437
Administrative charges	35	8	41	28

Total net assets	$90,456,137	$21,156,998	$118,131,600	$11,537,253

Total shares outstanding	7,990,825	2,074,215	10,719,746	936,465
Net asset value per share (NAV)	$11.32	$10.20	$11.02	$12.32
Total units outstanding	7,990,252	2,097,654	10,933,984	522,997
Variable accumulation unit value (lowest to highest)	$10.94 to $11.87	$9.95 to $10.15	$10.63 to $11.00	$13.16 to $24.78
Identified cost of investment	$87,931,554	$21,141,447	$116,049,853	$11,566,511
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Operations
For the year ended December 31, 2019

	MainStay VP Balanced— Service Class	MainStay VP Bond— Initial Class	MainStay VP Bond— Service Class	MainStay VP Conservative Allocation— Service Class	MainStay VP Cushing® Renaissance Advantage— Service Class	MainStay VP Eagle Small Cap Growth— Initial Class	MainStay VP Eagle Small Cap Growth— Service Class
INVESTMENT INCOME (LOSS):
Dividend income	$1,881,954	$1,011,030	$2,737,672	$6,198,091	$—	$—	$—
Mortality and expense risk charges	(1,553,495)	(492,001)	(1,425,618)	(3,508,725)	(66,740)	(595,201)	(476,407)
Administrative charges	(189,145)	(67,995)	(173,183)	(371,968)	(6,890)	(95,202)	(57,742)
Net investment income (loss)	139,314	451,034	1,138,871	2,317,398	(73,630)	(690,403)	(534,149)
REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	22,566,090	6,971,654	19,592,716	54,597,604	1,902,577	8,722,744	8,566,869
Cost of investments sold	(21,909,168)	(7,279,018)	(19,950,693)	(56,255,014)	(2,252,920)	(6,313,951)	(7,539,423)
Net realized gain (loss) on investments	656,922	(307,364)	(357,977)	(1,657,410)	(350,343)	2,408,793	1,027,446
Realized gain distribution received	3,986,734	—	—	6,397,762	—	5,359,895	4,314,629
Change in unrealized appreciation (depreciation) on investments	10,217,033	2,603,704	5,920,915	22,764,930	585,651	2,391,510	2,166,477
Net gain (loss) on investments	14,860,689	2,296,340	5,562,938	27,505,282	235,308	10,160,198	7,508,552
Net increase (decrease) in net assets resulting from operations	$15,000,003	$2,747,374	$6,701,809	$29,822,680	$161,678	$9,469,795	$6,974,403
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Operations (Continued)
For the year ended December 31, 2019

	MainStay VP Emerging Markets Equity— Initial Class	MainStay VP Emerging Markets Equity— Service Class	MainStay VP Epoch U.S. Equity Yield— Initial Class	MainStay VP Epoch U.S. Equity Yield— Service Class	MainStay VP Epoch U.S. Small Cap— Initial Class	MainStay VP Epoch U.S. Small Cap— Service Class	MainStay VP Fidelity Institutional AM® Utilities— Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$165,512	$474,993	$3,299,365	$5,060,882	$163,040	$474,800	$25,234
Mortality and expense risk charges	(153,458)	(616,682)	(1,371,736)	(2,430,578)	(83,990)	(272,357)	(13,907)
Administrative charges	(24,598)	(103,774)	(188,460)	(317,658)	(11,599)	(34,182)	(2,301)
Net investment income (loss)	(12,544)	(245,463)	1,739,169	2,312,646	67,451	168,261	9,026
REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	2,429,038	10,159,778	17,095,199	34,380,916	20,786,366	64,445,174	196,923
Cost of investments sold	(2,708,979)	(11,052,934)	(11,775,328)	(30,427,418)	(23,839,777)	(75,851,043)	(162,607)
Net realized gain (loss) on investments	(279,941)	(893,156)	5,319,871	3,953,498	(3,053,411)	(11,405,869)	34,316
Realized gain distribution received	—	—	4,276,287	7,190,281	2,291,224	7,358,930	40,737
Change in unrealized appreciation (depreciation) on investments	2,305,416	8,582,940	9,790,483	21,087,184	3,651,935	12,872,048	113,669
Net gain (loss) on investments	2,025,475	7,689,784	19,386,641	32,230,963	2,889,748	8,825,109	188,722
Net increase (decrease) in net assets resulting from operations	$2,012,931	$7,444,321	$21,125,810	$34,543,609	$2,957,199	$8,993,370	$197,748
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Operations (Continued)
For the year ended December 31, 2019

	MainStay VP Fidelity Institutional AM® Utilities— Service Class	MainStay VP Floating Rate— Service Class	MainStay VP Growth Allocation— Service Class	MainStay VP Income Builder— Initial Class	MainStay VP Income Builder— Service Class	MainStay VP Indexed Bond— Service Class	MainStay VP IQ Hedge Multi- Strategy— Service Class
INVESTMENT INCOME (LOSS):
Dividend income	$7,972,652	$8,620,055	$4,727,754	$2,629,380	$5,219,615	$—	$913,339
Mortality and expense risk charges	(5,068,480)	(2,604,750)	(2,475,400)	(696,680)	(1,585,703)	(246,120)	(961,162)
Administrative charges	(675,908)	(318,101)	(485,083)	(99,795)	(147,605)	(28,903)	(172,470)
Net investment income (loss)	2,228,264	5,697,204	1,767,271	1,832,905	3,486,307	(275,023)	(220,293)
REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	77,186,878	60,973,954	29,108,326	8,106,219	18,416,857	3,522,857	9,961,984
Cost of investments sold	(67,846,591)	(62,867,327)	(27,652,236)	(6,105,687)	(19,110,269)	(3,390,179)	(9,786,461)
Net realized gain (loss) on investments	9,340,287	(1,893,373)	1,456,090	2,000,532	(693,412)	132,678	175,523
Realized gain distribution received	14,423,072	—	11,747,725	—	—	—	—
Change in unrealized appreciation (depreciation) on investments	43,227,625	7,984,565	20,654,930	4,434,950	13,587,880	1,062,515	4,247,380
Net gain (loss) on investments	66,990,984	6,091,192	33,858,745	6,435,482	12,894,468	1,195,193	4,422,903
Net increase (decrease) in net assets resulting from operations	$69,219,248	$11,788,396	$35,626,016	$8,268,387	$16,380,775	$920,170	$4,202,610
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Operations (Continued)
For the year ended December 31, 2019

	MainStay VP Janus Henderson Balanced— Initial Class	MainStay VP Janus Henderson Balanced— Service Class	MainStay VP Large Cap Growth— Initial Class	MainStay VP Large Cap Growth— Service Class	MainStay VP MacKay Common Stock— Initial Class	MainStay VP MacKay Common Stock— Service Class	MainStay VP MacKay Convertible— Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$2,880,694	$3,834,198	$—	$—	$1,121,793	$780,104	$946,107
Mortality and expense risk charges	(2,089,205)	(3,387,096)	(593,114)	(2,478,290)	(978,243)	(883,696)	(847,382)
Administrative charges	(320,432)	(377,785)	(90,292)	(277,311)	(142,673)	(107,214)	(114,503)
Net investment income (loss)	471,057	69,317	(683,406)	(2,755,601)	877	(210,806)	(15,778)
REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	25,635,415	41,865,248	7,418,119	36,320,553	10,759,765	13,518,907	9,830,046
Cost of investments sold	(18,945,926)	(34,184,482)	(5,413,453)	(30,009,527)	(5,237,994)	(11,991,058)	(7,802,333)
Net realized gain (loss) on investments	6,689,489	7,680,766	2,004,666	6,311,026	5,521,771	1,527,849	2,027,713
Realized gain distribution received	8,765,736	13,318,807	5,281,759	21,447,078	10,532,164	8,874,850	5,483,481
Change in unrealized appreciation (depreciation) on investments	15,216,165	23,521,905	5,716,377	21,388,171	630,028	3,474,854	4,604,817
Net gain (loss) on investments	30,671,390	44,521,478	13,002,802	49,146,275	16,683,963	13,877,553	12,116,011
Net increase (decrease) in net assets resulting from operations	$31,142,447	$44,590,795	$12,319,396	$46,390,674	$16,684,840	$13,666,747	$12,100,233
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Operations (Continued)
For the year ended December 31, 2019

	MainStay VP MacKay Convertible— Service Class	MainStay VP MacKay Government— Initial Class	MainStay VP MacKay Government— Service Class	MainStay VP MacKay Growth— Initial Class	MainStay VP MacKay Growth— Service Class	MainStay VP MacKay High Yield Corporate Bond— Initial Class	MainStay VP MacKay High Yield Corporate Bond— Service Class
INVESTMENT INCOME (LOSS):
Dividend income	$2,548,061	$484,339	$1,058,373	$448,420	$66,213	$9,037,670	$37,967,877
Mortality and expense risk charges	(2,888,323)	(320,175)	(769,784)	(1,026,208)	(354,334)	(2,116,405)	(9,903,734)
Administrative charges	(297,126)	(47,969)	(102,200)	(166,886)	(49,484)	(276,027)	(1,194,435)
Net investment income (loss)	(637,388)	116,195	186,389	(744,674)	(337,605)	6,645,238	26,869,708
REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	35,918,466	4,388,255	12,934,089	11,907,843	5,329,230	27,269,943	108,793,846
Cost of investments sold	(33,093,317)	(4,828,588)	(13,520,877)	(7,380,287)	(4,667,048)	(25,911,974)	(112,258,510)
Net realized gain (loss) on investments	2,825,149	(440,333)	(586,788)	4,527,556	662,182	1,357,969	(3,464,664)
Realized gain distribution received	18,250,952	—	—	6,972,392	2,165,736	—	—
Change in unrealized appreciation (depreciation) on investments	16,247,012	1,248,169	2,209,243	9,264,144	3,690,887	9,959,362	49,021,924
Net gain (loss) on investments	37,323,113	807,836	1,622,455	20,764,092	6,518,805	11,317,331	45,557,260
Net increase (decrease) in net assets resulting from operations	$36,685,725	$924,031	$1,808,844	$20,019,418	$6,181,200	$17,962,569	$72,426,968
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Operations (Continued)
For the year ended December 31, 2019

	MainStay VP MacKay International Equity— Initial Class	MainStay VP MacKay International Equity— Service Class	MainStay VP MacKay Mid Cap Core— Initial Class	MainStay VP MacKay Mid Cap Core— Service Class	MainStay VP MacKay S&P 500 Index— Initial Class	MainStay VP MacKay S&P 500 Index— Service Class	MainStay VP MacKay Small Cap Core— Initial Class (a)
INVESTMENT INCOME (LOSS):
Dividend income	$87,230	$138,781	$502,577	$1,425,874	$3,025,453	$5,062,614	$42,086
Mortality and expense risk charges	(277,981)	(1,200,336)	(592,319)	(2,164,331)	(2,239,927)	(4,411,894)	(197,098)
Administrative charges	(36,184)	(170,698)	(79,169)	(262,828)	(321,973)	(516,662)	(26,523)
Net investment income (loss)	(226,935)	(1,232,253)	(168,911)	(1,001,285)	463,553	134,058	(181,535)
REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	3,642,933	18,060,123	7,442,342	26,609,220	24,368,254	49,793,442	2,853,969
Cost of investments sold	(2,779,307)	(14,154,026)	(7,945,762)	(28,020,735)	(10,467,659)	(31,002,277)	(3,107,466)
Net realized gain (loss) on investments	863,626	3,906,097	(503,420)	(1,411,515)	13,900,595	18,791,165	(253,497)
Realized gain distribution received	2,582,496	10,842,723	2,774,541	9,969,823	902,928	1,712,621	1,662,807
Change in unrealized appreciation (depreciation) on investments	1,104,807	4,081,441	6,455,201	21,017,115	29,419,790	58,242,026	(1,015,689)
Net gain (loss) on investments	4,550,929	18,830,261	8,726,322	29,575,423	44,223,313	78,745,812	393,621
Net increase (decrease) in net assets resulting from operations	$4,323,994	$17,598,008	$8,557,411	$28,574,138	$44,686,866	$78,879,870	$212,086
(a) For the period May 1, 2019 (commencement of Investment Division) through December 31, 2019.

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Operations (Continued)
For the year ended December 31, 2019

	MainStay VP MacKay Small Cap Core— Service Class	MainStay VP MacKay Unconstrained Bond— Service Class	MainStay VP Mellon Natural Resources— Initial Class	MainStay VP Moderate Allocation— Service Class	MainStay VP Moderate Growth Allocation— Service Class	MainStay VP PIMCO Real Return— Service Class	MainStay VP T. Rowe Price Equity Income— Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$48,560	$6,845,388	$593,287	$9,667,757	$11,758,323	$2,272,851	$1,026,994
Mortality and expense risk charges	(1,073,951)	(2,946,336)	(1,086,966)	(4,873,873)	(5,726,205)	(1,044,826)	(584,767)
Administrative charges	(133,148)	(483,460)	(165,431)	(646,442)	(1,116,268)	(150,652)	(74,913)
Net investment income (loss)	(1,158,539)	3,415,592	(659,110)	4,147,442	4,915,850	1,077,373	367,314
REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	17,070,839	33,754,027	16,247,049	70,843,128	84,871,075	11,888,188	7,817,721
Cost of investments sold	(17,819,822)	(34,828,141)	(25,867,977)	(72,957,573)	(86,182,940)	(13,590,176)	(6,218,020)
Net realized gain (loss) on investments	(748,983)	(1,074,114)	(9,620,928)	(2,114,445)	(1,311,865)	(1,701,988)	1,599,701
Realized gain distribution received	7,006,840	—	—	14,210,171	27,768,721	—	3,472,875
Change in unrealized appreciation (depreciation) on investments	1,596,954	7,882,928	21,165,426	35,886,567	39,864,515	5,410,144	4,298,931
Net gain (loss) on investments	7,854,811	6,808,814	11,544,498	47,982,293	66,321,371	3,708,156	9,371,507
Net increase (decrease) in net assets resulting from operations	$6,696,272	$10,224,406	$10,885,388	$52,129,735	$71,237,221	$4,785,529	$9,738,821
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Operations (Continued)
For the year ended December 31, 2019

	MainStay VP T. Rowe Price Equity Income— Service Class	MainStay VP U.S. Government Money Market— Initial Class	American Funds IS Asset Allocation Fund— Class 4	American Funds IS Blue Chip Income and Growth Fund— Class 4	American Funds IS Global Small Capitalization Fund— Class 4	American Funds IS Growth Fund— Class 4	American Funds IS New World Fund®— Class 4
INVESTMENT INCOME (LOSS):
Dividend income	$1,923,858	$1,637,713	$542,950	$702,400	$725	$87,322	$314,182
Mortality and expense risk charges	(1,397,598)	(1,293,755)	(325,041)	(389,419)	(118,753)	(182,866)	(530,604)
Administrative charges	(181,879)	(199,355)	(28,078)	(41,842)	(9,025)	(15,640)	(67,705)
Net investment income (loss)	344,381	144,603	189,831	271,139	(127,053)	(111,184)	(284,127)
REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	24,735,200	96,014,107	3,193,089	3,276,578	1,597,227	3,261,051	5,671,578
Cost of investments sold	(22,778,396)	(96,014,363)	(3,219,729)	(3,668,437)	(1,428,264)	(3,505,778)	(4,868,414)
Net realized gain (loss) on investments	1,956,804	(256)	(26,640)	(391,859)	168,963	(244,727)	803,164
Realized gain distribution received	7,482,977	—	1,161,540	2,190,188	545,461	1,412,532	1,452,907
Change in unrealized appreciation (depreciation) on investments	11,529,081	1,349	2,514,922	2,921,944	1,561,891	2,247,874	6,930,773
Net gain (loss) on investments	20,968,862	1,093	3,649,822	4,720,273	2,276,315	3,415,679	9,186,844
Net increase (decrease) in net assets resulting from operations	$21,313,243	$145,696	$3,839,653	$4,991,412	$2,149,262	$3,304,495	$8,902,717
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Operations (Continued)
For the year ended December 31, 2019

	BlackRock® Global Allocation V.I. Fund— Class III	BlackRock® High Yield V.I. Fund— Class III	BNY Mellon IP Technology Growth Portfolio— Initial Shares	BNY Mellon IP Technology Growth Portfolio— Service Shares	ClearBridge Variable Appreciation Portfolio— Class II	Columbia Variable Portfolio— Commodity Strategy Fund— Class 2	Columbia Variable Portfolio— Emerging Markets Bond Fund— Class 2
INVESTMENT INCOME (LOSS):
Dividend income	$1,353,624	$2,206,451	$—	$—	$121,028	$14,419	$1,251,229
Mortality and expense risk charges	(1,569,858)	(599,039)	(259,621)	(1,373,441)	(93,398)	(21,515)	(346,205)
Administrative charges	(270,539)	(86,457)	(36,356)	(145,188)	(11,185)	(1,152)	(55,052)
Net investment income (loss)	(486,773)	1,520,955	(295,977)	(1,518,629)	16,445	(8,248)	849,972
REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	24,508,455	6,674,702	4,059,455	19,662,796	845,466	613,890	2,711,029
Cost of investments sold	(25,941,107)	(6,644,691)	(2,978,539)	(14,535,003)	(818,523)	(681,554)	(2,824,560)
Net realized gain (loss) on investments	(1,432,652)	30,011	1,080,916	5,127,793	26,943	(67,664)	(113,531)
Realized gain distribution received	4,272,424	—	2,239,135	11,830,624	554,866	—	—
Change in unrealized appreciation (depreciation) on investments	13,884,873	3,439,202	1,016,907	4,819,324	951,460	165,988	1,376,698
Net gain (loss) on investments	16,724,645	3,469,213	4,336,958	21,777,741	1,533,269	98,324	1,263,167
Net increase (decrease) in net assets resulting from operations	$16,237,872	$4,990,168	$4,040,981	$20,259,112	$1,549,714	$90,076	$2,113,139
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Operations (Continued)
For the year ended December 31, 2019

	Columbia Variable Portfolio— Small Cap Value Fund— Class 2	Delaware VIP® Small Cap Value Series— Service Class	DWS Alternative Asset Allocation VIP— Class B	Fidelity® VIP ContrafundSM Portfolio— Initial Class	Fidelity® VIP ContrafundSM Portfolio— Service Class 2	Fidelity® VIP Emerging Markets Portfolio— Service Class 2	Fidelity® VIP Equity-Income PortfolioSM— Initial Class
INVESTMENT INCOME (LOSS):
Dividend income	$95,662	$17,924	$1,205,868	$568,184	$757,037	$55,738	$965,932
Mortality and expense risk charges	(494,856)	(36,059)	(531,053)	(1,620,551)	(4,959,504)	(40,824)	(629,320)
Administrative charges	(60,524)	(2,234)	(74,329)	(227,664)	(710,474)	(3,022)	(86,954)
Net investment income (loss)	(459,718)	(20,369)	600,486	(1,280,031)	(4,912,941)	11,892	249,658
REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	8,495,922	706,137	2,321,001	20,495,824	72,236,783	753,440	7,451,960
Cost of investments sold	(9,772,280)	(779,976)	(2,369,479)	(15,897,363)	(63,808,387)	(734,815)	(6,560,942)
Net realized gain (loss) on investments	(1,276,358)	(73,839)	(48,478)	4,598,461	8,428,396	18,625	891,018
Realized gain distribution received	3,125,658	184,823	—	14,562,708	41,793,782	—	3,167,594
Change in unrealized appreciation (depreciation) on investments	4,832,783	462,400	3,566,909	14,573,710	44,317,190	640,110	6,717,116
Net gain (loss) on investments	6,682,083	573,384	3,518,431	33,734,879	94,539,368	658,735	10,775,728
Net increase (decrease) in net assets resulting from operations	$6,222,365	$553,015	$4,118,917	$32,454,848	$89,626,427	$670,627	$11,025,386
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Operations (Continued)
For the year ended December 31, 2019

	Fidelity® VIP Equity-Income PortfolioSM— Service Class 2	Fidelity® VIP FundsManager® 60% Portfolio— Investor Class (a)	Fidelity® VIP FundsManager® 60% Portfolio— Service Class (a)	Fidelity® VIP Government Money Market Portfolio— Investor Class (a)	Fidelity® VIP Growth Opportunities Portfolio— Service Class 2	Fidelity® VIP Health Care Portfolio— Service Class 2 (a)	Fidelity® VIP International Index Portfolio— Service Class 2 (a)
INVESTMENT INCOME (LOSS):
Dividend income	$1,931,348	$2,945,634	$46,022	$1,446	$—	$6,587	$14,605
Mortality and expense risk charges	(1,438,514)	(1,069,052)	(23,008)	(850)	(940,339)	(15,543)	(2,724)
Administrative charges	(156,648)	(623,614)	(569)	(496)	(110,374)	(820)	(146)
Net investment income (loss)	336,186	1,252,968	22,445	100	(1,050,713)	(9,776)	11,735
REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	16,103,423	231,718	408,029	751,436	13,569,020	241,541	40,821
Cost of investments sold	(15,942,419)	(222,527)	(400,332)	(751,436)	(10,361,314)	(220,822)	(39,409)
Net realized gain (loss) on investments	161,004	9,191	7,697	—	3,207,706	20,719	1,412
Realized gain distribution received	6,546,915	72,434	1,132	—	4,766,646	359	1,518
Change in unrealized appreciation (depreciation) on investments	15,774,101	12,517,547	203,370	—	12,958,162	508,407	35,935
Net gain (loss) on investments	22,482,020	12,599,172	212,199	—	20,932,514	529,485	38,865
Net increase (decrease) in net assets resulting from operations	$22,818,206	$13,852,140	$234,644	$100	$19,881,801	$519,709	$50,600
(a) For the period May 1, 2019 (commencement of Investment Division) through December 31, 2019.

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Operations (Continued)
For the year ended December 31, 2019

	Fidelity® VIP Mid Cap Portfolio— Service Class 2	Invesco V.I. American Value Fund— Series II Shares	Invesco V.I. International Growth Fund— Series II Shares	Janus Henderson Enterprise Portfolio— Service Shares	Janus Henderson Global Research Portfolio— Institutional Shares	Janus Henderson Global Research Portfolio— Service Shares	MFS® International Intrinsic Value Portfolio— Service Class
INVESTMENT INCOME (LOSS):
Dividend income	$856,467	$64,495	$442,286	$7,032	$500,402	$288,898	$262,561
Mortality and expense risk charges	(1,781,127)	(217,335)	(492,315)	(148,602)	(635,149)	(462,816)	(212,276)
Administrative charges	(230,007)	(13,990)	(68,569)	(10,129)	(102,914)	(49,686)	(22,331)
Net investment income (loss)	(1,154,667)	(166,830)	(118,598)	(151,699)	(237,661)	(223,604)	27,954
REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	28,052,336	3,716,694	8,020,740	2,456,553	7,522,856	6,932,040	2,243,101
Cost of investments sold	(30,739,251)	(4,060,484)	(7,349,782)	(2,308,657)	(3,561,368)	(4,696,622)	(2,214,759)
Net realized gain (loss) on investments	(2,686,915)	(343,790)	670,958	147,896	3,961,488	2,235,418	28,342
Realized gain distribution received	14,929,469	1,146,084	2,223,017	531,840	3,046,093	2,062,382	550,398
Change in unrealized appreciation (depreciation) on investments	13,743,977	2,097,030	5,388,900	2,095,252	5,243,923	3,794,767	2,543,802
Net gain (loss) on investments	25,986,531	2,899,324	8,282,875	2,774,988	12,251,504	8,092,567	3,122,542
Net increase (decrease) in net assets resulting from operations	$24,831,864	$2,732,494	$8,164,277	$2,623,289	$12,013,843	$7,868,963	$3,150,496
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Operations (Continued)
For the year ended December 31, 2019

	MFS® Investors Trust Series— Initial Class	MFS® Investors Trust Series— Service Class	MFS® Research Series— Initial Class	MFS® Research Series— Service Class	Morgan Stanley VIF U.S. Real Estate Portfolio— Class II	Neuberger Berman AMT Mid Cap Growth Portfolio— Class I	Neuberger Berman AMT Mid Cap Growth Portfolio— Class S
INVESTMENT INCOME (LOSS):
Dividend income	$56,021	$261,266	$75,426	$185,223	$343,817	$—	$—
Mortality and expense risk charges	(105,684)	(711,137)	(122,618)	(411,687)	(291,681)	(20,458)	(1,037,418)
Administrative charges	(15,430)	(93,950)	(17,687)	(49,145)	(30,079)	(2,360)	(122,280)
Net investment income (loss)	(65,093)	(543,821)	(64,879)	(275,609)	22,057	(22,818)	(1,159,698)
REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	1,119,446	5,718,399	1,900,537	4,141,812	5,025,700	212,879	14,801,222
Cost of investments sold	(761,589)	(5,009,219)	(1,204,966)	(3,915,140)	(4,850,898)	(171,273)	(12,483,014)
Net realized gain (loss) on investments	357,857	709,180	695,571	226,672	174,802	41,606	2,318,208
Realized gain distribution received	476,276	3,180,321	984,186	3,240,395	798,967	102,887	5,572,427
Change in unrealized appreciation (depreciation) on investments	1,295,244	9,281,481	942,453	4,203,405	2,132,379	248,500	11,652,610
Net gain (loss) on investments	2,129,377	13,170,982	2,622,210	7,670,472	3,106,148	392,993	19,543,245
Net increase (decrease) in net assets resulting from operations	$2,064,284	$12,627,161	$2,557,331	$7,394,863	$3,128,205	$370,175	$18,383,547
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Operations (Continued)
For the year ended December 31, 2019

	PIMCO VIT International Bond Portfolio (U.S. Dollar-Hedged)— Advisor Class	PIMCO VIT Low Duration Portfolio— Advisor Class	PIMCO VIT Total Return Portfolio— Advisor Class	Victory VIF Diversified Stock Fund— Class A Shares
INVESTMENT INCOME (LOSS):
Dividend income	$1,452,046	$536,371	$2,934,315	$65,079
Mortality and expense risk charges	(1,234,340)	(277,985)	(1,424,002)	(163,188)
Administrative charges	(177,266)	(33,853)	(207,169)	(29,443)
Net investment income (loss)	40,440	224,533	1,303,144	(127,552)
REALIZED AND UNREALIZED GAIN (LOSS):
Proceeds from sale of investments	12,440,898	5,988,138	12,248,726	2,710,391
Cost of investments sold	(12,193,259)	(6,027,673)	(12,378,949)	(2,941,483)
Net realized gain (loss) on investments	247,639	(39,535)	(130,223)	(231,092)
Realized gain distribution received	588,173	—	—	650,137
Change in unrealized appreciation (depreciation) on investments	3,440,959	271,899	4,840,210	2,443,902
Net gain (loss) on investments	4,276,771	232,364	4,709,987	2,862,947
Net increase (decrease) in net assets resulting from operations	$4,317,211	$456,897	$6,013,131	$2,735,395
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets
For the years ended December 31, 2019
and December 31, 2018

	MainStay VP Balanced— Service Class		MainStay VP Bond— Initial Class		MainStay VP Bond— Service Class		MainStay VP Conservative Allocation— Service Class
INCREASE (DECREASE) IN NET ASSETS:	2019	2018	2019	2018	2019	2018	2019	2018
Operations:
Net investment income (loss)	$139,314	$(319,795)	$451,034	$514,886	$1,138,871	$894,306	$2,317,398	$1,345,011
Net realized gain (loss) on investments	656,922	2,838,275	(307,364)	(467,318)	(357,977)	(1,497,172)	(1,657,410)	(1,804,359)
Realized gain distribution received	3,986,734	5,289,178	—	113,266	—	262,744	6,397,762	—
Change in unrealized appreciation/(depreciation) on investments	10,217,033	(18,565,951)	2,603,704	(1,307,610)	5,920,915	(2,499,076)	22,764,930	(22,099,261)

Net increase (decrease) in net assets resulting from operations	15,000,003	(10,758,293)	2,747,374	(1,146,776)	6,701,809	(2,839,198)	29,822,680	(22,558,609)
Contributions and (withdrawals):
Payments received from policyowners	6,059,513	5,443,129	251,188	243,078	13,057,833	6,449,482	10,566,434	10,000,291
Policyowners' surrenders	(13,922,927)	(16,144,859)	(3,992,844)	(4,327,585)	(14,803,167)	(17,306,318)	(36,142,099)	(39,218,397)
Policyowners' annuity and death benefits	(1,323,260)	(1,369,401)	(1,247,112)	(906,919)	(858,281)	(1,405,372)	(3,589,741)	(4,074,311)
Net transfers from (to) Fixed Account	1,464,314	637,816	(637,157)	(462,223)	10,837,251	2,743,481	713,053	3,624,868
Transfers between Investment Divisions	(1,241,282)	(3,890,100)	666,238	(232,810)	6,370,212	2,359,379	(117,795)	(4,124,183)

Net contributions and (withdrawals)	(8,963,642)	(15,323,415)	(4,959,687)	(5,686,459)	14,603,848	(7,159,348)	(28,570,148)	(33,791,732)

Increase (decrease) in net assets	6,036,361	(26,081,708)	(2,212,313)	(6,833,235)	21,305,657	(9,998,546)	1,252,532	(56,350,341)

NET ASSETS:
Beginning of period	105,450,662	131,532,370	38,703,426	45,536,661	92,030,004	102,028,550	244,736,922	301,087,263
End of period	$111,487,023	$105,450,662	$36,491,113	$38,703,426	$113,335,661	$92,030,004	$245,989,454	$244,736,922

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	MainStay VP Cushing® Renaissance Advantage— Service Class		MainStay VP Eagle Small Cap Growth— Initial Class		MainStay VP Eagle Small Cap Growth— Service Class		MainStay VP Emerging Markets Equity— Initial Class
INCREASE (DECREASE) IN NET ASSETS:	2019	2018	2019	2018	2019	2018	2019	2018
Operations:
Net investment income (loss)	$(73,630)	$(96,522)	$(690,403)	$(828,740)	$(534,149)	$(537,672)	$(12,544)	$(24,006)
Net realized gain (loss) on investments	(350,343)	85,685	2,408,793	3,584,077	1,027,446	1,683,377	(279,941)	(129,108)
Realized gain distribution received	—	—	5,359,895	2,648,469	4,314,629	1,897,252	—	—
Change in unrealized appreciation/(depreciation) on investments	585,651	(1,863,578)	2,391,510	(9,673,221)	2,166,477	(6,786,065)	2,305,416	(3,362,583)

Net increase (decrease) in net assets resulting from operations	161,678	(1,874,415)	9,469,795	(4,269,415)	6,974,403	(3,743,108)	2,012,931	(3,515,697)
Contributions and (withdrawals):
Payments received from policyowners	165,961	367,972	649,825	647,663	2,152,048	2,331,170	104,732	206,279
Policyowners' surrenders	(442,385)	(851,123)	(5,897,263)	(7,835,280)	(4,700,043)	(5,515,133)	(1,139,058)	(1,406,445)
Policyowners' annuity and death benefits	(17,972)	(126,183)	(400,051)	(396,575)	(173,678)	(205,744)	(263,605)	(169,006)
Net transfers from (to) Fixed Account	176,734	411,536	(623,868)	(345,767)	645,984	376,522	(73,592)	(79,100)
Transfers between Investment Divisions	(179,208)	(570,453)	(1,166,727)	(1,674,564)	(65,026)	3,317,994	(746,436)	(1,668,105)

Net contributions and (withdrawals)	(296,870)	(768,251)	(7,438,084)	(9,604,523)	(2,140,715)	304,809	(2,117,959)	(3,116,377)

Increase (decrease) in net assets	(135,192)	(2,642,666)	2,031,711	(13,873,938)	4,833,688	(3,438,299)	(105,028)	(6,632,074)

NET ASSETS:
Beginning of period	4,540,722	7,183,388	41,904,788	55,778,726	30,406,519	33,844,818	11,908,000	18,540,074
End of period	$4,405,530	$4,540,722	$43,936,499	$41,904,788	$35,240,207	$30,406,519	$11,802,972	$11,908,000

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	MainStay VP Emerging Markets Equity— Service Class		MainStay VP Epoch U.S. Equity Yield— Initial Class		MainStay VP Epoch U.S. Equity Yield— Service Class		MainStay VP Epoch U.S. Small Cap— Initial Class
INCREASE (DECREASE) IN NET ASSETS:	2019	2018	2019	2018	2019	2018	2019	2018
Operations:
Net investment income (loss)	$(245,463)	$(297,524)	$1,739,169	$669,107	$2,312,646	$448,426	$67,451	$(177,044)
Net realized gain (loss) on investments	(893,156)	106,485	5,319,871	5,890,631	3,953,498	7,945,381	(3,053,411)	1,309,922
Realized gain distribution received	—	—	4,276,287	7,232,928	7,190,281	12,328,879	2,291,224	2,439,907
Change in unrealized appreciation/(depreciation) on investments	8,582,940	(13,054,745)	9,790,483	(21,089,657)	21,087,184	(33,662,817)	3,651,935	(7,283,957)

Net increase (decrease) in net assets resulting from operations	7,444,321	(13,245,784)	21,125,810	(7,296,991)	34,543,609	(12,940,131)	2,957,199	(3,711,172)
Contributions and (withdrawals):
Payments received from policyowners	879,642	1,134,579	986,479	788,942	5,401,605	4,815,764	85,939	226,996
Policyowners' surrenders	(6,889,205)	(9,249,358)	(10,381,486)	(12,031,724)	(24,006,153)	(28,126,894)	(423,541)	(1,931,610)
Policyowners' annuity and death benefits	(414,146)	(382,366)	(2,470,017)	(1,838,917)	(1,423,206)	(1,711,136)	(116,152)	(188,767)
Net transfers from (to) Fixed Account	(310,306)	(212,207)	(1,053,844)	(964,043)	(759,086)	(47,457)	(122,185)	(280,660)
Transfers between Investment Divisions	(1,635,616)	(2,579,497)	(1,392,704)	(2,157,684)	(3,868,990)	(5,992,110)	(19,982,486)	(957,913)

Net contributions and (withdrawals)	(8,369,631)	(11,288,849)	(14,311,572)	(16,203,426)	(24,655,830)	(31,061,833)	(20,558,425)	(3,131,954)

Increase (decrease) in net assets	(925,310)	(24,534,633)	6,814,238	(23,500,417)	9,887,779	(44,001,964)	(17,601,226)	(6,843,126)

NET ASSETS:
Beginning of period	45,533,272	70,067,905	99,478,984	122,979,401	166,533,577	210,535,541	17,601,226	24,444,352
End of period	$44,607,962	$45,533,272	$106,293,222	$99,478,984	$176,421,356	$166,533,577	$—	$17,601,226

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	MainStay VP Epoch U.S. Small Cap— Service Class		MainStay VP Fidelity Institutional AM® Utilities— Initial Class		MainStay VP Fidelity Institutional AM® Utilities— Service Class		MainStay VP Floating Rate— Service Class
INCREASE (DECREASE) IN NET ASSETS:	2019	2018	2019	2018	2019	2018	2019	2018
Operations:
Net investment income (loss)	$168,261	$(737,145)	$9,026	$(4,100)	$2,228,264	$(2,682,931)	$5,697,204	$5,510,520
Net realized gain (loss) on investments	(11,405,869)	2,445,276	34,316	(15,083)	9,340,287	7,405,410	(1,893,373)	(989,999)
Realized gain distribution received	7,358,930	7,788,438	40,737	1,817	14,423,072	614,985	—	—
Change in unrealized appreciation/(depreciation) on investments	12,872,048	(20,993,466)	113,669	15,578	43,227,625	(8,489,175)	7,984,565	(8,580,954)

Net increase (decrease) in net assets resulting from operations	8,993,370	(11,496,897)	197,748	(1,788)	69,219,248	(3,151,711)	11,788,396	(4,060,433)
Contributions and (withdrawals):
Payments received from policyowners	894,581	2,959,542	—	—	10,980,755	13,409,509	9,312,848	14,769,243
Policyowners' surrenders	(2,281,635)	(9,935,313)	(125,936)	(66,259)	(48,226,014)	(52,717,042)	(27,630,247)	(30,290,353)
Policyowners' annuity and death benefits	(22,671)	(407,504)	(12,283)	(14,633)	(4,145,623)	(4,087,991)	(3,928,186)	(2,045,781)
Net transfers from (to) Fixed Account	186,337	523,569	(26,555)	(14,480)	706,668	6,222,106	4,406,587	2,681,272
Transfers between Investment Divisions	(61,449,702)	(2,188,546)	(14,381)	(8,263)	(16,856,595)	(18,664,322)	(13,362,578)	20,840,517

Net contributions and (withdrawals)	(62,673,090)	(9,048,252)	(179,155)	(103,635)	(57,540,809)	(55,837,740)	(31,201,576)	5,954,898

Increase (decrease) in net assets	(53,679,720)	(20,545,149)	18,593	(105,423)	11,678,439	(58,989,451)	(19,413,180)	1,894,465

NET ASSETS:
Beginning of period	53,679,720	74,224,869	989,981	1,095,404	350,906,135	409,895,586	193,056,550	191,162,085
End of period	$—	$53,679,720	$1,008,574	$989,981	$362,584,574	$350,906,135	$173,643,370	$193,056,550

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	MainStay VP Growth Allocation— Service Class		MainStay VP Income Builder— Initial Class		MainStay VP Income Builder— Service Class		MainStay VP Indexed Bond— Service Class
INCREASE (DECREASE) IN NET ASSETS:	2019	2018	2019	2018	2019	2018	2019	2018
Operations:
Net investment income (loss)	$1,767,271	$(796,838)	$1,832,905	$744,488	$3,486,307	$1,067,253	$(275,023)	$87,328
Net realized gain (loss) on investments	1,456,090	3,232,893	2,000,532	2,374,117	(693,412)	(885,601)	132,678	(21,042)
Realized gain distribution received	11,747,725	7,255,157	—	2,518,607	—	4,980,189	—	—
Change in unrealized appreciation/(depreciation) on investments	20,654,930	(37,470,254)	4,434,950	(9,560,647)	13,587,880	(13,163,929)	1,062,515	(25,152)

Net increase (decrease) in net assets resulting from operations	35,626,016	(27,779,042)	8,268,387	(3,923,435)	16,380,775	(8,002,088)	920,170	41,134
Contributions and (withdrawals):
Payments received from policyowners	4,845,669	10,105,378	375,259	502,893	8,285,360	6,423,144	6,122,902	3,483,996
Policyowners' surrenders	(17,407,622)	(20,472,400)	(5,147,763)	(5,154,200)	(13,807,524)	(13,940,892)	(2,203,824)	(306,918)
Policyowners' annuity and death benefits	(946,553)	(898,303)	(1,225,546)	(1,237,262)	(742,731)	(1,142,054)	(144,604)	(4,922)
Net transfers from (to) Fixed Account	(513,392)	7,419,068	(636,096)	(306,999)	5,767,819	6,272,276	7,284,033	2,025,075
Transfers between Investment Divisions	(5,980,462)	(3,187,387)	423,198	(741,361)	4,950,379	(7,434,922)	6,913,998	3,302,979

Net contributions and (withdrawals)	(20,002,360)	(7,033,644)	(6,210,948)	(6,936,929)	4,453,303	(9,822,448)	17,972,505	8,500,210

Increase (decrease) in net assets	15,623,656	(34,812,686)	2,057,439	(10,860,364)	20,834,078	(17,824,536)	18,892,675	8,541,344

NET ASSETS:
Beginning of period	166,915,541	201,728,227	52,882,704	63,743,068	102,162,048	119,986,584	9,165,137	623,793
End of period	$182,539,197	$166,915,541	$54,940,143	$52,882,704	$122,996,126	$102,162,048	$28,057,812	$9,165,137

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	MainStay VP IQ Hedge Multi- Strategy— Service Class		MainStay VP Janus Henderson Balanced— Initial Class		MainStay VP Janus Henderson Balanced— Service Class		MainStay VP Large Cap Growth— Initial Class
INCREASE (DECREASE) IN NET ASSETS:	2019	2018 (a)	2019	2018	2019	2018	2019	2018
Operations:
Net investment income (loss)	$(220,293)	$291,836	$471,057	$500,119	$69,317	$70,310	$(683,406)	$(682,137)
Net realized gain (loss) on investments	175,523	(24,851)	6,689,489	7,064,722	7,680,766	7,418,217	2,004,666	3,004,914
Realized gain distribution received	—	—	8,765,736	9,104,880	13,318,807	11,903,792	5,281,759	6,117,364
Change in unrealized appreciation/(depreciation) on investments	4,247,380	(1,600,532)	15,216,165	(17,711,693)	23,521,905	(22,666,345)	5,716,377	(7,408,405)

Net increase (decrease) in net assets resulting from operations	4,202,610	(1,333,547)	31,142,447	(1,041,972)	44,590,795	(3,274,026)	12,319,396	1,031,736
Contributions and (withdrawals):
Payments received from policyowners	1,214,256	109,619	1,878,438	1,126,479	24,035,070	18,334,221	517,318	440,801
Policyowners' surrenders	(5,818,670)	(519,711)	(17,523,842)	(20,009,113)	(34,183,203)	(28,764,022)	(4,256,471)	(4,993,148)
Policyowners' annuity and death benefits	(670,047)	(38,849)	(3,437,525)	(3,212,115)	(1,947,148)	(2,338,990)	(785,719)	(848,226)
Net transfers from (to) Fixed Account	(191,598)	(132,964)	(1,922,797)	(1,135,518)	11,242,018	6,812,979	(412,895)	(370,773)
Transfers between Investment Divisions	(433,060)	70,394,199	(898,233)	(1,485,795)	6,764,713	11,637,833	214,289	2,571,160

Net contributions and (withdrawals)	(5,899,119)	69,812,294	(21,903,959)	(24,716,062)	5,911,450	5,682,021	(4,723,478)	(3,200,186)

Increase (decrease) in net assets	(1,696,509)	68,478,747	9,238,488	(25,758,034)	50,502,245	2,407,995	7,595,918	(2,168,450)

NET ASSETS:
Beginning of period	68,478,747	—	156,529,649	182,287,683	212,498,063	210,090,068	40,214,655	42,383,105
End of period	$66,782,238	$68,478,747	$165,768,137	$156,529,649	$263,000,308	$212,498,063	$47,810,573	$40,214,655
(a) For the period November 30, 2018 (commencement of Investment Division) through December 31, 2018.

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	MainStay VP Large Cap Growth— Service Class		MainStay VP MacKay Common Stock— Initial Class		MainStay VP MacKay Common Stock— Service Class		MainStay VP MacKay Convertible— Initial Class
INCREASE (DECREASE) IN NET ASSETS:	2019	2018	2019	2018	2019	2018	2019	2018
Operations:
Net investment income (loss)	$(2,755,601)	$(2,613,199)	$877	$58,372	$(210,806)	$(145,874)	$(15,778)	$107,596
Net realized gain (loss) on investments	6,311,026	6,654,233	5,521,771	6,943,678	1,527,849	2,893,833	2,027,713	4,251,559
Realized gain distribution received	21,447,078	22,957,887	10,532,164	7,325,272	8,874,850	6,012,254	5,483,481	2,490,989
Change in unrealized appreciation/(depreciation) on investments	21,388,171	(25,020,947)	630,028	(19,652,504)	3,474,854	(13,413,488)	4,604,817	(8,972,277)

Net increase (decrease) in net assets resulting from operations	46,390,674	1,977,974	16,684,840	(5,325,182)	13,666,747	(4,653,275)	12,100,233	(2,122,133)
Contributions and (withdrawals):
Payments received from policyowners	15,153,000	14,519,891	386,781	618,832	3,378,965	4,402,601	676,785	536,095
Policyowners' surrenders	(22,305,041)	(23,108,647)	(6,746,546)	(8,045,918)	(7,223,575)	(7,454,366)	(7,058,333)	(8,422,351)
Policyowners' annuity and death benefits	(1,102,934)	(1,316,278)	(1,409,120)	(1,334,468)	(475,282)	(445,694)	(1,173,007)	(1,785,532)
Net transfers from (to) Fixed Account	5,924,251	5,353,963	(642,421)	(647,372)	511,212	2,336,226	(941,303)	(595,590)
Transfers between Investment Divisions	(4,453,175)	7,683,869	(808,222)	(1,379,268)	(3,097,430)	(2,118,163)	1,291,687	1,914,424

Net contributions and (withdrawals)	(6,783,899)	3,132,798	(9,219,528)	(10,788,194)	(6,906,110)	(3,279,396)	(7,204,171)	(8,352,954)

Increase (decrease) in net assets	39,606,775	5,110,772	7,465,312	(16,113,376)	6,760,637	(7,932,671)	4,896,062	(10,475,087)

NET ASSETS:
Beginning of period	150,851,229	145,740,457	71,851,516	87,964,892	59,371,187	67,303,858	60,695,038	71,170,125
End of period	$190,458,004	$150,851,229	$79,316,828	$71,851,516	$66,131,824	$59,371,187	$65,591,100	$60,695,038
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	MainStay VP MacKay Convertible— Service Class		MainStay VP MacKay Government— Initial Class		MainStay VP MacKay Government— Service Class		MainStay VP MacKay Growth— Initial Class
INCREASE (DECREASE) IN NET ASSETS:	2019	2018	2019	2018	2019	2018	2019	2018
Operations:
Net investment income (loss)	$(637,388)	$(348,033)	$116,195	$262,837	$186,389	$354,865	$(744,674)	$(767,011)
Net realized gain (loss) on investments	2,825,149	3,550,598	(440,333)	(573,032)	(586,788)	(1,123,138)	4,527,556	3,583,546
Realized gain distribution received	18,250,952	7,193,818	—	—	—	—	6,972,392	5,226,549
Change in unrealized appreciation/(depreciation) on investments	16,247,012	(18,501,397)	1,248,169	(159,514)	2,209,243	(260,198)	9,264,144	(11,962,238)

Net increase (decrease) in net assets resulting from operations	36,685,725	(8,105,014)	924,031	(469,709)	1,808,844	(1,028,471)	20,019,418	(3,919,154)
Contributions and (withdrawals):
Payments received from policyowners	19,391,163	17,378,161	171,126	191,866	5,843,580	3,527,152	806,913	877,367
Policyowners' surrenders	(29,054,763)	(29,897,780)	(2,415,828)	(2,659,321)	(8,288,326)	(8,422,651)	(7,584,940)	(6,910,838)
Policyowners' annuity and death benefits	(3,079,663)	(2,009,048)	(503,871)	(272,271)	(557,653)	(860,928)	(1,659,081)	(1,218,064)
Net transfers from (to) Fixed Account	10,505,367	7,076,781	(118,494)	(321,501)	5,825,006	1,461,396	(851,211)	(1,216,840)
Transfers between Investment Divisions	10,650,381	9,642,704	206,695	6,963	4,622,131	1,383,100	(961,875)	(1,239,899)

Net contributions and (withdrawals)	8,412,485	2,190,818	(2,660,372)	(3,054,264)	7,444,738	(2,911,931)	(10,250,194)	(9,708,274)

Increase (decrease) in net assets	45,098,210	(5,914,196)	(1,736,341)	(3,523,973)	9,253,582	(3,940,402)	9,769,224	(13,627,428)

NET ASSETS:
Beginning of period	178,073,551	183,987,747	25,375,584	28,899,557	50,945,897	54,886,299	74,664,041	88,291,469
End of period	$223,171,761	$178,073,551	$23,639,243	$25,375,584	$60,199,479	$50,945,897	$84,433,265	$74,664,041

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	MainStay VP MacKay Growth— Service Class		MainStay VP MacKay High Yield Corporate Bond— Initial Class		MainStay VP MacKay High Yield Corporate Bond— Service Class		MainStay VP MacKay International Equity— Initial Class
INCREASE (DECREASE) IN NET ASSETS:	2019	2018	2019	2018	2019	2018	2019	2018
Operations:
Net investment income (loss)	$(337,605)	$(364,881)	$6,645,238	$7,671,138	$26,869,708	$28,856,901	$(226,935)	$(91,811)
Net realized gain (loss) on investments	662,182	952,388	1,357,969	1,567,956	(3,464,664)	39,489	863,626	1,303,846
Realized gain distribution received	2,165,736	1,721,400	—	—	—	—	2,582,496	432,121
Change in unrealized appreciation/(depreciation) on investments	3,690,887	(3,575,282)	9,959,362	(14,234,990)	49,021,924	(51,854,547)	1,104,807	(4,667,053)

Net increase (decrease) in net assets resulting from operations	6,181,200	(1,266,375)	17,962,569	(4,995,896)	72,426,968	(22,958,157)	4,323,994	(3,022,897)
Contributions and (withdrawals):
Payments received from policyowners	311,230	567,594	2,009,587	1,332,492	51,365,271	46,067,687	193,411	254,940
Policyowners' surrenders	(3,741,080)	(3,869,191)	(18,450,104)	(21,742,393)	(92,835,021)	(97,658,429)	(1,867,691)	(2,339,985)
Policyowners' annuity and death benefits	(109,713)	(109,660)	(4,407,862)	(5,014,802)	(7,293,522)	(7,866,729)	(214,039)	(243,031)
Net transfers from (to) Fixed Account	(97,749)	(512)	(1,859,750)	(2,041,968)	21,219,462	16,080,924	(401,269)	(384,582)
Transfers between Investment Divisions	(924,583)	(1,774,742)	1,028,818	(2,032,214)	6,404,993	(23,156,404)	(684,213)	99,277

Net contributions and (withdrawals)	(4,561,895)	(5,186,511)	(21,679,311)	(29,498,885)	(21,138,817)	(66,532,951)	(2,973,801)	(2,613,381)

Increase (decrease) in net assets	1,619,305	(6,452,886)	(3,716,742)	(34,494,781)	51,288,151	(89,491,108)	1,350,193	(5,636,278)

NET ASSETS:
Beginning of period	23,955,539	30,408,425	162,512,221	197,007,002	660,186,019	749,677,127	20,187,725	25,824,003
End of period	$25,574,844	$23,955,539	$158,795,479	$162,512,221	$711,474,170	$660,186,019	$21,537,918	$20,187,725

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	MainStay VP MacKay International Equity— Service Class		MainStay VP MacKay Mid Cap Core— Initial Class		MainStay VP MacKay Mid Cap Core— Service Class		MainStay VP MacKay S&P 500 Index— Initial Class
INCREASE (DECREASE) IN NET ASSETS:	2019	2018	2019	2018	2019	2018	2019	2018
Operations:
Net investment income (loss)	$(1,232,253)	$(704,405)	$(168,911)	$(303,407)	$(1,001,285)	$(1,441,986)	$463,553	$(133,420)
Net realized gain (loss) on investments	3,906,097	7,398,296	(503,420)	1,968,753	(1,411,515)	4,664,486	13,900,595	16,028,521
Realized gain distribution received	10,842,723	1,803,529	2,774,541	6,323,417	9,969,823	20,205,005	902,928	3,394,005
Change in unrealized appreciation/(depreciation) on investments	4,081,441	(21,246,656)	6,455,201	(14,492,121)	21,017,115	(44,839,289)	29,419,790	(28,817,814)

Net increase (decrease) in net assets resulting from operations	17,598,008	(12,749,236)	8,557,411	(6,503,358)	28,574,138	(21,411,784)	44,686,866	(9,528,708)
Contributions and (withdrawals):
Payments received from policyowners	4,155,495	4,877,683	430,897	390,300	11,165,110	9,053,545	1,295,371	1,848,275
Policyowners' surrenders	(11,570,903)	(16,095,666)	(3,859,977)	(7,004,011)	(18,612,817)	(24,740,632)	(15,259,565)	(17,091,722)
Policyowners' annuity and death benefits	(541,902)	(760,616)	(792,428)	(667,032)	(1,666,582)	(1,502,887)	(3,216,825)	(3,534,808)
Net transfers from (to) Fixed Account	2,421,424	732,880	(878,829)	(262,635)	7,868,775	2,563,270	(2,449,641)	(2,598,523)
Transfers between Investment Divisions	(3,530,994)	(4,322,827)	(1,015,031)	(1,783,606)	(1,583,852)	(2,854,431)	(286,481)	(1,530,242)

Net contributions and (withdrawals)	(9,066,880)	(15,568,546)	(6,115,368)	(9,326,984)	(2,829,366)	(17,481,135)	(19,917,141)	(22,907,020)

Increase (decrease) in net assets	8,531,128	(28,317,782)	2,442,043	(15,830,342)	25,744,772	(38,892,919)	24,769,725	(32,435,728)

NET ASSETS:
Beginning of period	81,916,754	110,234,536	42,380,292	58,210,634	138,293,194	177,186,113	159,506,816	191,942,544
End of period	$90,447,882	$81,916,754	$44,822,335	$42,380,292	$164,037,966	$138,293,194	$184,276,541	$159,506,816
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	MainStay VP MacKay S&P 500 Index— Service Class		MainStay VP MacKay Small Cap Core— Initial Class	MainStay VP MacKay Small Cap Core— Service Class		MainStay VP MacKay Unconstrained Bond— Service Class
INCREASE (DECREASE) IN NET ASSETS:	2019	2018	2019 (b)	2019	2018	2019	2018
Operations:
Net investment income (loss)	$134,058	$(973,499)	$(181,535)	$(1,158,539)	$(823,398)	$3,415,592	$3,184,481
Net realized gain (loss) on investments	18,791,165	21,425,050	(253,497)	(748,983)	1,875,071	(1,074,114)	(1,537,315)
Realized gain distribution received	1,712,621	5,516,365	1,662,807	7,006,840	6,596,778	—	—
Change in unrealized appreciation/(depreciation) on investments	58,242,026	(43,577,990)	(1,015,689)	1,596,954	(16,040,512)	7,882,928	(8,633,133)

Net increase (decrease) in net assets resulting from operations	78,879,870	(17,610,074)	212,086	6,696,272	(8,392,061)	10,224,406	(6,985,967)
Contributions and (withdrawals):
Payments received from policyowners	35,125,763	29,956,310	(147,842)	2,255,803	3,063,394	7,198,058	10,316,149
Policyowners' surrenders	(32,742,707)	(37,496,099)	(1,259,123)	(10,971,031)	(8,347,133)	(20,710,892)	(25,829,737)
Policyowners' annuity and death benefits	(3,760,596)	(1,606,937)	(408,192)	(503,589)	(246,689)	(1,891,235)	(1,994,330)
Net transfers from (to) Fixed Account	18,787,698	9,133,230	(131,551)	405,328	479,572	337,886	11,451,826
Transfers between Investment Divisions	791,390	(1,768,503)	24,077,961	56,890,741	722,697	(1,012,976)	(11,222,429)

Net contributions and (withdrawals)	18,201,548	(1,781,999)	22,131,253	48,077,252	(4,328,159)	(16,079,159)	(17,278,521)

Increase (decrease) in net assets	97,081,418	(19,392,073)	22,343,339	54,773,524	(12,720,220)	(5,854,753)	(24,264,488)

NET ASSETS:
Beginning of period	264,280,140	283,672,213	—	40,471,224	53,191,444	208,119,798	232,384,286
End of period	$361,361,558	$264,280,140	$22,343,339	$95,244,748	$40,471,224	$202,265,045	$208,119,798
(b) For the period May 1, 2019 (commencement of Investment Division) through December 31, 2019.

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	MainStay VP Mellon Natural Resources— Initial Class		MainStay VP Moderate Allocation— Service Class		MainStay VP Moderate Growth Allocation— Service Class		MainStay VP PIMCO Real Return— Service Class
INCREASE (DECREASE) IN NET ASSETS:	2019	2018	2019	2018	2019	2018	2019	2018
Operations:
Net investment income (loss)	$(659,110)	$(1,715,570)	$4,147,442	$1,504,882	$4,915,850	$(128,082)	$1,077,373	$(203,167)
Net realized gain (loss) on investments	(9,620,928)	(8,232,276)	(2,114,445)	1,953,101	(1,311,865)	8,682,763	(1,701,988)	(2,647,251)
Realized gain distribution received	—	—	14,210,171	11,527,473	27,768,721	19,744,958	—	—
Change in unrealized appreciation/(depreciation) on investments	21,165,426	(23,122,258)	35,886,567	(53,524,613)	39,864,515	(85,469,597)	5,410,144	(229,716)

Net increase (decrease) in net assets resulting from operations	10,885,388	(33,070,104)	52,129,735	(38,539,157)	71,237,221	(57,169,958)	4,785,529	(3,080,134)
Contributions and (withdrawals):
Payments received from policyowners	2,336,540	3,400,510	13,080,279	19,840,849	10,357,680	16,496,049	7,584,463	4,848,399
Policyowners' surrenders	(11,831,001)	(17,544,791)	(45,165,998)	(50,187,057)	(54,687,602)	(56,394,279)	(8,944,521)	(9,822,105)
Policyowners' annuity and death benefits	(712,097)	(801,028)	(5,011,043)	(2,856,453)	(3,607,447)	(3,001,958)	(591,783)	(628,325)
Net transfers from (to) Fixed Account	(334,692)	235,924	2,796,827	12,223,260	94,025	12,122,034	7,672,807	3,198,982
Transfers between Investment Divisions	1,061,042	(1,499,819)	(12,164,370)	(1,642,690)	(19,481,039)	(7,538,643)	4,379,886	228,398

Net contributions and (withdrawals)	(9,480,208)	(16,209,204)	(46,464,305)	(22,622,091)	(67,324,383)	(38,316,797)	10,100,852	(2,174,651)

Increase (decrease) in net assets	1,405,180	(49,279,308)	5,665,430	(61,161,248)	3,912,838	(95,486,755)	14,886,381	(5,254,785)

NET ASSETS:
Beginning of period	77,077,015	126,356,323	338,585,506	399,746,754	396,578,880	492,065,635	66,448,970	71,703,755
End of period	$78,482,195	$77,077,015	$344,250,936	$338,585,506	$400,491,718	$396,578,880	$81,335,351	$66,448,970
Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	MainStay VP T. Rowe Price Equity Income— Initial Class		MainStay VP T. Rowe Price Equity Income— Service Class		MainStay VP U.S. Government Money Market— Initial Class		American Funds IS Asset Allocation Fund— Class 4
INCREASE (DECREASE) IN NET ASSETS:	2019	2018	2019	2018	2019	2018	2019	2018 (c)
Operations:
Net investment income (loss)	$367,314	$232,398	$344,381	$60,168	$144,603	$(238,696)	$189,831	$84,008
Net realized gain (loss) on investments	1,599,701	2,505,946	1,956,804	6,173,424	(256)	(2,127)	(26,640)	(44,815)
Realized gain distribution received	3,472,875	4,525,733	7,482,977	10,455,816	—	—	1,161,540	33,215
Change in unrealized appreciation/(depreciation) on investments	4,298,931	(12,372,204)	11,529,081	(28,810,382)	1,349	2,113	2,514,922	(904,924)

Net increase (decrease) in net assets resulting from operations	9,738,821	(5,108,127)	21,313,243	(12,120,974)	145,696	(238,710)	3,839,653	(832,516)
Contributions and (withdrawals):
Payments received from policyowners	218,493	277,167	1,079,993	1,390,148	8,739,094	8,178,789	8,828,655	3,501,257
Policyowners' surrenders	(4,464,728)	(6,059,850)	(15,568,159)	(19,035,244)	(49,612,442)	(36,607,708)	(1,995,304)	(917,676)
Policyowners' annuity and death benefits	(1,330,553)	(703,230)	(1,126,709)	(1,838,604)	(1,439,757)	(4,634,306)	(229,622)	(32,408)
Net transfers from (to) Fixed Account	(682,900)	(649,975)	(1,280,597)	(140,374)	(3,653,224)	(680,262)	5,810,348	739,444
Transfers between Investment Divisions	(568,728)	(920,044)	(5,345,119)	(5,608,441)	15,815,012	46,502,944	10,427,518	9,338,809

Net contributions and (withdrawals)	(6,828,416)	(8,055,932)	(22,240,591)	(25,232,515)	(30,151,317)	12,759,457	22,841,595	12,629,426

Increase (decrease) in net assets	2,910,405	(13,164,059)	(927,348)	(37,353,489)	(30,005,621)	12,520,747	26,681,248	11,796,910

NET ASSETS:
Beginning of period	42,553,862	55,717,921	96,683,235	134,036,724	113,330,617	100,809,870	11,796,910	—
End of period	$45,464,267	$42,553,862	$95,755,887	$96,683,235	$83,324,996	$113,330,617	$38,478,158	$11,796,910
(c) For the period May 1, 2018 (commencement of Investment Division) through December 31, 2018.

Not all investment divisions are available under all policies.

        The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	American Funds IS Blue Chip Income and Growth Fund— Class 4		American Funds IS Global Small Capitalization Fund— Class 4		American Funds IS Growth Fund— Class 4		American Funds IS New World Fund®— Class 4
INCREASE (DECREASE) IN NET ASSETS:	2019	2018	2019	2018	2019	2018	2019	2018
Operations:
Net investment income (loss)	$271,139	$147,457	$(127,053)	$(112,034)	$(111,184)	$(55,165)	$(284,127)	$(286,290)
Net realized gain (loss) on investments	(391,859)	(122,435)	168,963	275,870	(244,727)	(83,714)	803,164	1,169,171
Realized gain distribution received	2,190,188	353,970	545,461	343,496	1,412,532	410,727	1,452,907	915,657
Change in unrealized appreciation/(depreciation) on investments	2,921,944	(2,036,465)	1,561,891	(1,528,729)	2,247,874	(1,164,457)	6,930,773	(7,256,387)

Net increase (decrease) in net assets resulting from operations	4,991,412	(1,657,473)	2,149,262	(1,021,397)	3,304,495	(892,609)	8,902,717	(5,457,849)
Contributions and (withdrawals):
Payments received from policyowners	9,937,707	6,446,568	1,308,228	1,223,737	4,139,741	3,591,254	5,353,790	4,703,124
Policyowners' surrenders	(1,803,061)	(785,250)	(711,018)	(732,258)	(1,462,541)	(566,708)	(3,333,409)	(3,508,603)
Policyowners' annuity and death benefits	(151,656)	(3,545)	(21,521)	(42,503)	(24,823)	(4,991)	(184,726)	(189,349)
Net transfers from (to) Fixed Account	10,021,896	3,267,633	593,434	853,643	2,389,357	1,516,085	5,104,461	3,669,591
Transfers between Investment Divisions	3,886,281	7,846,902	(429,456)	422,782	1,122,032	4,883,217	(913,287)	(430,606)

Net contributions and (withdrawals)	21,891,167	16,772,308	739,667	1,725,401	6,163,766	9,418,857	6,026,829	4,244,157

Increase (decrease) in net assets	26,882,579	15,114,835	2,888,929	704,004	9,468,261	8,526,248	14,929,546	(1,213,692)

NET ASSETS:
Beginning of period	15,665,395	550,560	7,057,000	6,352,996	8,900,253	374,005	30,881,002	32,094,694
End of period	$42,547,974	$15,665,395	$9,945,929	$7,057,000	$18,368,514	$8,900,253	$45,810,548	$30,881,002

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	BlackRock® Global Allocation V.I. Fund— Class III		BlackRock® High Yield V.I. Fund— Class III		BNY Mellon IP Technology Growth Portfolio— Initial Shares		BNY Mellon IP Technology Growth Portfolio— Service Shares
INCREASE (DECREASE) IN NET ASSETS:	2019	2018	2019	2018	2019	2018	2019	2018
Operations:
Net investment income (loss)	$(486,773)	$(1,044,489)	$1,520,955	$1,324,398	$(295,977)	$(314,256)	$(1,518,629)	$(1,599,341)
Net realized gain (loss) on investments	(1,432,652)	(415,052)	30,011	(64,739)	1,080,916	1,192,165	5,127,793	8,111,661
Realized gain distribution received	4,272,424	5,236,395	—	—	2,239,135	1,025,750	11,830,624	5,353,108
Change in unrealized appreciation/(depreciation) on investments	13,884,873	(15,047,911)	3,439,202	(2,950,459)	1,016,907	(2,503,937)	4,819,324	(15,109,865)

Net increase (decrease) in net assets resulting from operations	16,237,872	(11,271,057)	4,990,168	(1,690,800)	4,040,981	(600,278)	20,259,112	(3,244,437)
Contributions and (withdrawals):
Payments received from policyowners	4,350,179	5,668,835	6,321,824	3,665,591	211,100	166,021	5,956,693	9,776,560
Policyowners' surrenders	(15,448,902)	(14,993,646)	(4,019,747)	(3,242,433)	(1,691,105)	(1,729,414)	(11,285,874)	(13,077,412)
Policyowners' annuity and death benefits	(1,014,975)	(1,103,528)	(251,492)	(455,968)	(301,606)	(250,766)	(429,530)	(464,796)
Net transfers from (to) Fixed Account	1,612,623	4,088,202	3,472,508	3,422,238	82,164	(31,597)	4,181,286	4,976,548
Transfers between Investment Divisions	(4,640,835)	(557,965)	5,119,316	(1,176,692)	(459,070)	2,173,055	(3,259,192)	607,421

Net contributions and (withdrawals)	(15,141,910)	(6,898,102)	10,642,409	2,212,736	(2,158,517)	327,299	(4,836,617)	1,818,321

Increase (decrease) in net assets	1,095,962	(18,169,159)	15,632,577	521,936	1,882,464	(272,979)	15,422,495	(1,426,116)

NET ASSETS:
Beginning of period	109,132,400	127,301,559	35,395,904	34,873,968	17,479,574	17,752,553	87,255,534	88,681,650
End of period	$110,228,362	$109,132,400	$51,028,481	$35,395,904	$19,362,038	$17,479,574	$102,678,029	$87,255,534

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	ClearBridge Variable Appreciation Portfolio— Class II		Columbia Variable Portfolio— Commodity Strategy Fund— Class 2		Columbia Variable Portfolio— Emerging Markets Bond Fund— Class 2		Columbia Variable Portfolio— Small Cap Value Fund— Class 2
INCREASE (DECREASE) IN NET ASSETS:	2019	2018	2019	2018	2019	2018	2019	2018
Operations:
Net investment income (loss)	$16,445	$14,823	$(8,248)	$(26,337)	$849,972	$382,281	$(459,718)	$(605,135)
Net realized gain (loss) on investments	26,943	10,962	(67,664)	(52,652)	(113,531)	(140,405)	(1,276,358)	633,055
Realized gain distribution received	554,866	119,078	—	—	—	—	3,125,658	6,368,998
Change in unrealized appreciation/(depreciation) on investments	951,460	(348,019)	165,988	(206,047)	1,376,698	(1,548,626)	4,832,783	(14,526,934)

Net increase (decrease) in net assets resulting from operations	1,549,714	(203,156)	90,076	(285,036)	2,113,139	(1,306,750)	6,222,365	(8,130,016)
Contributions and (withdrawals):
Payments received from policyowners	2,902,649	1,185,688	112,078	162,396	6,093,028	4,312,972	1,267,074	1,413,199
Policyowners' surrenders	(425,625)	(136,964)	(162,253)	(285,340)	(1,962,918)	(1,266,076)	(4,910,705)	(6,201,208)
Policyowners' annuity and death benefits	(42,316)	—	—	(69,394)	(157,317)	(25,352)	(264,911)	(293,775)
Net transfers from (to) Fixed Account	2,617,295	878,978	85,174	141,196	7,001,334	3,028,988	(196,803)	423,934
Transfers between Investment Divisions	1,733,501	1,155,537	(191,897)	99,362	4,002,793	78,278	(138,013)	(229,700)

Net contributions and (withdrawals)	6,785,504	3,083,239	(156,898)	48,220	14,976,920	6,128,810	(4,243,358)	(4,887,550)

Increase (decrease) in net assets	8,335,218	2,880,083	(66,822)	(236,816)	17,090,059	4,822,060	1,979,007	(13,017,566)

NET ASSETS:
Beginning of period	3,150,464	270,381	1,530,674	1,767,490	17,268,377	12,446,317	33,762,140	46,779,706
End of period	$11,485,682	$3,150,464	$1,463,852	$1,530,674	$34,358,436	$17,268,377	$35,741,147	$33,762,140

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	Delaware VIP® Small Cap Value Series— Service Class		DWS Alternative Asset Allocation VIP— Class B		Fidelity® VIP ContrafundSM Portfolio— Initial Class		Fidelity® VIP ContrafundSM Portfolio— Service Class 2
INCREASE (DECREASE) IN NET ASSETS:	2019	2018	2019	2018	2019	2018	2019	2018
Operations:
Net investment income (loss)	$(20,369)	$(8,402)	$600,486	$(10,265)	$(1,280,031)	$(1,068,916)	$(4,912,941)	$(4,554,409)
Net realized gain (loss) on investments	(73,839)	(15,606)	(48,478)	(34,053)	4,598,461	5,705,138	8,428,396	18,407,074
Realized gain distribution received	184,823	37,136	—	—	14,562,708	12,083,716	41,793,782	33,726,142
Change in unrealized appreciation/(depreciation) on investments	462,400	(283,317)	3,566,909	(2,011,942)	14,573,710	(25,900,921)	44,317,190	(74,841,370)

Net increase (decrease) in net assets resulting from operations	553,015	(270,189)	4,118,917	(2,056,260)	32,454,848	(9,180,983)	89,626,427	(27,262,563)
Contributions and (withdrawals):
Payments received from policyowners	856,355	533,415	10,938,954	7,001,019	979,067	865,128	15,938,467	21,631,121
Policyowners' surrenders	(135,921)	(90,464)	(2,497,077)	(1,372,316)	(13,118,897)	(14,030,212)	(43,183,060)	(52,020,505)
Policyowners' annuity and death benefits	(5,297)	—	(320,425)	(100,035)	(1,863,945)	(1,550,448)	(2,650,744)	(2,879,994)
Net transfers from (to) Fixed Account	444,893	224,085	13,152,763	5,618,692	(1,887,573)	(1,012,329)	5,292,581	10,409,569
Transfers between Investment Divisions	667,161	1,035,953	4,846,422	3,826,908	(2,154,191)	(1,284,296)	(21,056,063)	(12,080,038)

Net contributions and (withdrawals)	1,827,191	1,702,989	26,120,637	14,974,268	(18,045,539)	(17,012,157)	(45,658,819)	(34,939,847)

Increase (decrease) in net assets	2,380,206	1,432,800	30,239,554	12,918,008	14,409,309	(26,193,140)	43,967,608	(62,202,410)

NET ASSETS:
Beginning of period	1,502,604	69,804	24,785,074	11,867,066	115,517,338	141,710,478	321,912,391	384,114,801
End of period	$3,882,810	$1,502,604	$55,024,628	$24,785,074	$129,926,647	$115,517,338	$365,879,999	$321,912,391

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	Fidelity® VIP Emerging Markets Portfolio— Service Class 2		Fidelity® VIP Equity-Income PortfolioSM— Initial Class		Fidelity® VIP Equity-Income PortfolioSM— Service Class 2		Fidelity ® VIP FundsManager® 60% Portfolio— Investor Class
INCREASE (DECREASE) IN NET ASSETS:	2019	2018 (c)	2019	2018	2019	2018	2019 (b)
Operations:
Net investment income (loss)	$11,892	$1,290	$249,658	$373,007	$336,186	$498,474	$1,252,968
Net realized gain (loss) on investments	18,625	(17,474)	891,018	2,565,572	161,004	1,964,880	9,191
Realized gain distribution received	—	—	3,167,594	2,514,821	6,546,915	4,692,613	72,434
Change in unrealized appreciation/(depreciation) on investments	640,110	(140,935)	6,717,116	(10,358,594)	15,774,101	(16,957,735)	12,517,547

Net increase (decrease) in net assets resulting from operations	670,627	(157,119)	11,025,386	(4,905,194)	22,818,206	(9,801,768)	13,852,140
Contributions and (withdrawals):
Payments received from policyowners	927,752	887,421	386,452	375,058	9,343,758	7,102,874	235,742,755
Policyowners' surrenders	(154,960)	(31,216)	(4,307,708)	(4,748,596)	(11,434,766)	(12,788,095)	(160,070)
Policyowners' annuity and death benefits	(18,720)	—	(1,171,254)	(1,051,609)	(1,008,430)	(1,039,748)	—
Net transfers from (to) Fixed Account	947,983	213,405	(786,242)	(285,492)	7,015,563	2,438,932	—
Transfers between Investment Divisions	635,026	642,924	(138,046)	(1,025,098)	(180,629)	(1,388,326)	660,110

Net contributions and (withdrawals)	2,337,081	1,712,534	(6,016,798)	(6,735,737)	3,735,496	(5,674,363)	236,242,795

Increase (decrease) in net assets	3,007,708	1,555,415	5,008,588	(11,640,931)	26,553,702	(15,476,131)	250,094,935

NET ASSETS:
Beginning of period	1,555,415	—	45,408,285	57,049,216	88,940,973	104,417,104	—
End of period	$4,563,123	$1,555,415	$50,416,873	$45,408,285	$115,494,675	$88,940,973	$250,094,935
(b) For the period May 1, 2019 (commencement of Investment Division) through December 31, 2019.
(c) For the period May 1, 2018 (commencement of Investment Division) through December 31, 2018.

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	Fidelity ® VIP FundsManager® 60% Portfolio— Service Class	Fidelity ® VIP Government Money Market Portfolio— Investor Class	Fidelity® VIP Growth Opportunities Portfolio— Service Class 2		Fidelity ® VIP Health Care Portfolio— Service Class 2
INCREASE (DECREASE) IN NET ASSETS:	2019 (b)	2019 (b)	2019	2018	2019 (b)
Operations:
Net investment income (loss)	$22,445	$100	$(1,050,713)	$(531,634)	$(9,776)
Net realized gain (loss) on investments	7,697	—	3,207,706	1,679,847	20,719
Realized gain distribution received	1,132	—	4,766,646	1,615,663	359
Change in unrealized appreciation/(depreciation) on investments	203,370	—	12,958,162	(725,507)	508,407

Net increase (decrease) in net assets resulting from operations	234,644	100	19,881,801	2,038,369	519,709
Contributions and (withdrawals):
Payments received from policyowners	2,918,059	660,010	15,472,579	8,114,233	1,520,027
Policyowners' surrenders	(99,595)	—	(5,236,655)	(3,779,622)	(105,809)
Policyowners' annuity and death benefits	—	—	(459,746)	(126,630)	—
Net transfers from (to) Fixed Account	286,676	—	5,393,725	2,200,742	815,075
Transfers between Investment Divisions	652,673	(660,110)	10,784,297	9,476,247	1,863,663

Net contributions and (withdrawals)	3,757,813	(100)	25,954,200	15,884,970	4,092,956

Increase (decrease) in net assets	3,992,457	—	45,836,001	17,923,339	4,612,665

NET ASSETS:
Beginning of period	—	—	42,043,861	24,120,522	—
End of period	$3,992,457	$—	$87,879,862	$42,043,861	$4,612,665
(b) For the period May 1, 2019 (commencement of Investment Division) through December 31, 2019.

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	Fidelity ® VIP International Index Portfolio— Service Class 2	Fidelity® VIP Mid Cap Portfolio— Service Class 2		Invesco V.I. American Value Fund— Series II Shares		Invesco V.I. International Growth Fund— Series II Shares
INCREASE (DECREASE) IN NET ASSETS:	2019 (b)	2019	2018	2019	2018	2019	2018
Operations:
Net investment income (loss)	$11,735	$(1,154,667)	$(1,818,091)	$(166,830)	$(175,764)	$(118,598)	$91,187
Net realized gain (loss) on investments	1,412	(2,686,915)	4,221,056	(343,790)	54,278	670,958	444,456
Realized gain distribution received	1,518	14,929,469	13,939,633	1,146,084	1,864,038	2,223,017	268,084
Change in unrealized appreciation/(depreciation) on investments	35,935	13,743,977	(39,174,422)	2,097,030	(3,516,227)	5,388,900	(7,355,372)

Net increase (decrease) in net assets resulting from operations	50,600	24,831,864	(22,831,824)	2,732,494	(1,773,675)	8,164,277	(6,551,645)
Contributions and (withdrawals):
Payments received from policyowners	200,215	5,710,663	7,236,115	1,117,484	1,146,598	1,024,888	2,443,728
Policyowners' surrenders	(28,685)	(18,955,734)	(24,082,323)	(1,844,051)	(2,100,494)	(3,468,519)	(4,165,189)
Policyowners' annuity and death benefits	—	(1,951,860)	(1,146,522)	(203,849)	(129,980)	(174,016)	(184,087)
Net transfers from (to) Fixed Account	210,189	1,063,902	1,150,031	321,195	109,222	310,587	3,463,158
Transfers between Investment Divisions	592,677	(2,844,434)	(3,641,570)	3,384,547	(156,747)	(3,783,859)	2,004,421

Net contributions and (withdrawals)	974,396	(16,977,463)	(20,484,269)	2,775,326	(1,131,401)	(6,090,919)	3,562,031

Increase (decrease) in net assets	1,024,996	7,854,401	(43,316,093)	5,507,820	(2,905,076)	2,073,358	(2,989,614)

NET ASSETS:
Beginning of period	—	120,950,712	164,266,805	10,731,449	13,636,525	33,146,861	36,136,475
End of period	$1,024,996	$128,805,113	$120,950,712	$16,239,269	$10,731,449	$35,220,219	$33,146,861
(b) For the period May 1, 2019 (commencement of Investment Division) through December 31, 2019.

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	Janus Henderson Enterprise Portfolio— Service Shares		Janus Henderson Global Research Portfolio— Institutional Shares		Janus Henderson Global Research Portfolio— Service Shares		MFS® International Intrinsic Value Portfolio— Service Class
INCREASE (DECREASE) IN NET ASSETS:	2019	2018	2019	2018	2019	2018	2019	2018
Operations:
Net investment income (loss)	$(151,699)	$(42,232)	$(237,661)	$(197,021)	$(223,604)	$(207,975)	$27,954	$(22,121)
Net realized gain (loss) on investments	147,896	(37,622)	3,961,488	4,409,118	2,235,418	2,745,524	28,342	14,524
Realized gain distribution received	531,840	143,225	3,046,093	—	2,062,382	—	550,398	73,601
Change in unrealized appreciation/(depreciation) on investments	2,095,252	(558,156)	5,243,923	(8,279,671)	3,794,767	(5,337,503)	2,543,802	(953,160)

Net increase (decrease) in net assets resulting from operations	2,623,289	(494,785)	12,013,843	(4,067,574)	7,868,963	(2,799,954)	3,150,496	(887,156)
Contributions and (withdrawals):
Payments received from policyowners	4,927,094	1,529,581	422,908	457,792	1,868,301	1,737,822	5,174,328	3,398,196
Policyowners' surrenders	(863,662)	(279,817)	(4,568,533)	(5,439,201)	(4,488,034)	(4,755,798)	(868,178)	(510,194)
Policyowners' annuity and death benefits	(31,920)	(12,218)	(1,050,515)	(608,662)	(80,234)	(187,544)	(127,411)	(3,564)
Net transfers from (to) Fixed Account	1,145,497	324,538	(503,071)	(432,757)	655,927	448,964	5,265,751	1,600,447
Transfers between Investment Divisions	6,205,372	4,343,567	(523,364)	(634,442)	(334,896)	(507,689)	1,576,947	3,469,463

Net contributions and (withdrawals)	11,382,381	5,905,651	(6,222,575)	(6,657,270)	(2,378,936)	(3,264,245)	11,021,437	7,954,348

Increase (decrease) in net assets	14,005,670	5,410,866	5,791,268	(10,724,844)	5,490,027	(6,064,199)	14,171,933	7,067,192

NET ASSETS:
Beginning of period	5,639,992	229,126	46,613,918	57,338,762	30,362,418	36,426,617	9,317,503	2,250,311
End of period	$19,645,662	$5,639,992	$52,405,186	$46,613,918	$35,852,445	$30,362,418	$23,489,436	$9,317,503

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	MFS® Investors Trust Series— Initial Class		MFS® Investors Trust Series— Service Class		MFS® Research Series— Initial Class		MFS® Research Series— Service Class
INCREASE (DECREASE) IN NET ASSETS:	2019	2018	2019	2018	2019	2018	2019	2018
Operations:
Net investment income (loss)	$(65,093)	$(72,916)	$(543,821)	$(454,626)	$(64,879)	$(78,073)	$(275,609)	$(198,941)
Net realized gain (loss) on investments	357,857	587,637	709,180	443,023	695,571	562,664	226,672	428,852
Realized gain distribution received	476,276	359,464	3,180,321	1,839,719	984,186	1,150,652	3,240,395	2,067,179
Change in unrealized appreciation/(depreciation) on investments	1,295,244	(1,371,739)	9,281,481	(4,991,500)	942,453	(2,157,107)	4,203,405	(3,693,579)

Net increase (decrease) in net assets resulting from operations	2,064,284	(497,554)	12,627,161	(3,163,384)	2,557,331	(521,864)	7,394,863	(1,396,489)
Contributions and (withdrawals):
Payments received from policyowners	70,535	125,383	6,521,290	5,539,310	131,051	84,373	7,602,264	4,067,513
Policyowners' surrenders	(536,098)	(968,824)	(3,694,252)	(3,687,071)	(1,023,050)	(868,669)	(2,755,707)	(2,376,884)
Policyowners' annuity and death benefits	(193,621)	(363,634)	(436,085)	(276,111)	(492,632)	(115,495)	(245,749)	(135,972)
Net transfers from (to) Fixed Account	(53,834)	(47,163)	7,403,451	5,897,729	(80,617)	(106,924)	6,940,554	1,753,988
Transfers between Investment Divisions	301,258	227,821	(809,749)	217,820	200,475	(61,627)	1,557,730	1,606,127

Net contributions and (withdrawals)	(411,760)	(1,026,417)	8,984,655	7,691,677	(1,264,773)	(1,068,342)	13,099,092	4,914,772

Increase (decrease) in net assets	1,652,524	(1,523,971)	21,611,816	4,528,293	1,292,558	(1,590,206)	20,493,955	3,518,283

NET ASSETS:
Beginning of period	7,080,557	8,604,528	40,010,950	35,482,657	8,692,946	10,283,152	19,556,043	16,037,760
End of period	$8,733,081	$7,080,557	$61,622,766	$40,010,950	$9,985,504	$8,692,946	$40,049,998	$19,556,043

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	Morgan Stanley VIF U.S. Real Estate Portfolio— Class II		Neuberger Berman AMT Mid Cap Growth Portfolio— Class I		Neuberger Berman AMT Mid Cap Growth Portfolio— Class S		PIMCO VIT International Bond Portfolio (U.S. Dollar-Hedged)— Advisor Class
INCREASE (DECREASE) IN NET ASSETS:	2019	2018	2019	2018	2019	2018	2019	2018
Operations:
Net investment income (loss)	$22,057	$201,784	$(22,818)	$(22,964)	$(1,159,698)	$(1,129,268)	$40,440	$(363,982)
Net realized gain (loss) on investments	174,802	189,128	41,606	17,917	2,318,208	1,340,717	247,639	(69,998)
Realized gain distribution received	798,967	—	102,887	103,174	5,572,427	5,585,171	588,173	269,451
Change in unrealized appreciation/(depreciation) on investments	2,132,379	(2,482,512)	248,500	(193,766)	11,652,610	(11,103,005)	3,440,959	452,487

Net increase (decrease) in net assets resulting from operations	3,128,205	(2,091,600)	370,175	(95,639)	18,383,547	(5,306,385)	4,317,211	287,958
Contributions and (withdrawals):
Payments received from policyowners	1,360,424	1,000,194	—	—	3,985,984	4,249,253	4,717,365	6,029,816
Policyowners' surrenders	(2,130,311)	(3,230,722)	(89,744)	(79,051)	(7,845,059)	(8,206,540)	(7,380,679)	(8,633,657)
Policyowners' annuity and death benefits	(67,587)	(213,244)	(20,178)	(26,712)	(879,431)	(471,794)	(776,929)	(576,374)
Net transfers from (to) Fixed Account	552,031	518,951	1,207	(38,549)	1,745,867	2,432,309	4,080,654	6,279,943
Transfers between Investment Divisions	(158,039)	(3,148,274)	40,067	(26,166)	2,361,170	(1,736,450)	3,263,136	(2,306,639)

Net contributions and (withdrawals)	(443,482)	(5,073,095)	(68,648)	(170,478)	(631,469)	(3,733,222)	3,903,547	793,089

Increase (decrease) in net assets	2,684,723	(7,164,695)	301,527	(266,117)	17,752,078	(9,039,607)	8,220,758	1,081,047

NET ASSETS:
Beginning of period	18,762,335	25,927,030	1,234,691	1,500,808	59,199,507	68,239,114	82,235,379	81,154,332
End of period	$21,447,058	$18,762,335	$1,536,218	$1,234,691	$76,951,585	$59,199,507	$90,456,137	$82,235,379

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Statement of Changes in Net Assets (Continued)
For the years ended December 31, 2019
and December 31, 2018

	PIMCO VIT Low Duration Portfolio— Advisor Class		PIMCO VIT Total Return Portfolio— Advisor Class		Victory VIF Diversified Stock Fund— Class A Shares
INCREASE (DECREASE) IN NET ASSETS:	2019	2018	2019	2018	2019	2018
Operations:
Net investment income (loss)	$224,533	$50,536	$1,303,144	$673,955	$(127,552)	$(169,030)
Net realized gain (loss) on investments	(39,535)	(80,770)	(130,223)	(482,556)	(231,092)	517,803
Realized gain distribution received	—	—	—	1,052,804	650,137	2,294,267
Change in unrealized appreciation/(depreciation) on investments	271,899	(240,822)	4,840,210	(3,048,184)	2,443,902	(4,618,509)

Net increase (decrease) in net assets resulting from operations	456,897	(271,056)	6,013,131	(1,803,981)	2,735,395	(1,975,469)
Contributions and (withdrawals):
Payments received from policyowners	1,195,443	2,990,928	14,018,832	9,358,425	88,033	75,547
Policyowners' surrenders	(2,089,842)	(2,264,730)	(9,320,950)	(7,347,927)	(1,567,435)	(1,819,178)
Policyowners' annuity and death benefits	(110,691)	(269,721)	(819,460)	(708,382)	(139,359)	(51,069)
Net transfers from (to) Fixed Account	1,326,172	2,661,686	11,727,365	8,827,946	(353,417)	(175,196)
Transfers between Investment Divisions	(200,208)	(2,212,021)	9,179,262	(486,728)	(401,091)	(353,877)

Net contributions and (withdrawals)	120,874	906,142	24,785,049	9,643,334	(2,373,269)	(2,323,773)

Increase (decrease) in net assets	577,771	635,086	30,798,180	7,839,353	362,126	(4,299,242)

NET ASSETS:
Beginning of period	20,579,227	19,944,141	87,333,420	79,494,067	11,175,127	15,474,369
End of period	$21,156,998	$20,579,227	$118,131,600	$87,333,420	$11,537,253	$11,175,127

Not all investment divisions are available under all policies.

The notes to the financial statements are an integral part of, and should be read in conjunction with, the financial statements.

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements

NOTE 1—Organization and Significant Accounting Policies:

NYLIAC Variable Annuity Separate Account-III (the “Separate Account”) was established on November 30, 1994, under Delaware law by New York Life Insurance and Annuity Corporation (“NYLIAC”), a wholly-owned subsidiary of New York Life Insurance Company (“NYLIC”). The Separate Account funds Series I policies (New York Life Variable Annuity, New York Life Flexible Premium Variable Annuity, New York Life Plus Variable Annuity and New York Life Flexible Premium Variable Annuity II), Series II policies (New York Life Access Variable Annuity), Series III policies (New York Life Premium Plus Variable Annuity), Series IV policies (New York Life Essentials Variable Annuity and New York Life Plus II Variable Annuity), Series V policies (New York Life Select Variable Annuity), Series VI policies (New York Life Premium Plus II Variable Annuity), Series VII policies (New York Life Complete Access Variable Annuity), Series VIII policies (New York Life Premier Variable Annuity), Series IX policies (New York Life Premier Plus Variable Annuity) , Series X policies (New York Life Income Plus Variable Annuity), Series XI policies (New York Life Premier Variable Annuity II), Series XII policies (New York Life Premier Plus Variable Annuity II), Series XIII policies (New York Life Complete Access Variable Annuity II), Series XIV policies (New York Life Flexible Premium Variable Annuity III), Series XV policies (New York Life Income Plus Variable Annuity II), Series XVI policies (New York Life Premier Variable Annuity - FP Series) and Series XVII policies (New York Life Premier Variable Annuity - P Series). Effective December 4, 2006, sales of the New York Life Variable Annuity and New York Life Plus Variable Annuity were discontinued. Sales of the Series II policies formerly known as MainStay Access Variable Annuity were discontinued effective October 14, 2002. Effective January 1, 2009, sales of all Series III, IV, V and VI policies formerly known as MainStay Variable Annuities were discontinued. Effective July 27, 2009, sales of Series V policies known as New York Life Select Variable Annuity were discontinued. Effective August 16, 2010, sales of all the remaining Series II, Series III, Series IV and Series VI policies were discontinued. Effective July 16, 2012 sales of the New York Life Flexible Premium Variable Annuity were discontinued. Effective February 12, 2016, sales of the Series X policies (New York Life Income Plus Variable Annuity) and Series XV policies (New York Life Income Plus II Variable Annuity) were discontinued. Effective May 1, 2016, sales of the Series VII policies (New York Life Complete Access Variable Annuity), the remaining Series I policies (New York Life Flexible Premium Variable Annuity II), Series VIII policies (New York Life Premier Variable Annuity) and Series IX policies (New York Life Premier Plus Variable Annuity) were discontinued.
NYLIAC established the Separate Account to receive and invest premium payments under Non-Qualified Deferred and Tax-Qualified Deferred Flexible Premium Variable Annuity Policies issued by NYLIAC. The Non-Qualified policies are designed to establish retirement benefits to provide individuals with supplemental retirement income. The Qualified policies are designed to establish retirement benefits for individuals who participate in tax-qualified pension, profit sharing or annuity plans. The policies are distributed by NYLIFE Distributors LLC and sold by registered representatives of NYLIFE Securities LLC, as well as certain banking and financial institutions that have entered into selling agreements with NYLIAC and registered representatives of unaffiliated broker-dealers. NYLIFE Securities LLC and NYLIFE Distributors LLC are both indirect, wholly-owned subsidiaries of NYLIC. The Separate Account is registered under the Investment Company Act of 1940, as amended, as a unit investment trust that follows the accounting and reporting guidance under ASC 946.
The assets of the Separate Account are invested in shares of eligible portfolios of the MainStay VP Funds Trust, the AIM Variable Insurance Funds, the American Funds Insurance Series, the BlackRock® Variable Series Funds, Inc., the BlackRock® Variable Series Funds II, Inc., the BNY Mellon Investment Portfolios, the Columbia Funds Variable Insurance Trust, the Columbia Funds Variable Series Trust II, the Delaware VIP® Trust, the Deutsche DWS Variable Series II, the Fidelity Variable Insurance Products Fund, the Janus Aspen Series, the Legg Mason Partners Variable Equity Trust, the MFS® Variable Insurance Trust, the MFS® Variable Insurance Trust II, the Morgan Stanley Variable Insurance Fund, Inc., the Neuberger Berman Advisers Management Trust, the PIMCO Variable Insurance Trust, and the Victory Variable Insurance Funds (collectively “Funds”). These assets are clearly identified and distinguished from the other assets and liabilities of NYLIAC. These assets are the property of NYLIAC; however, the portion of the assets attributable to the policies will not be charged with liabilities arising out of any other business NYLIAC may conduct. The Fixed Account and the Dollar Cost Averaging (DCA) Advantage Accounts represent a portion of the general account assets of NYLIAC and are not included in this report. NYLIAC’s Fixed Account and the DCA Advantage Accounts may be charged with liabilities arising out of other business NYLIAC may conduct.
The MainStay VP U.S. Government Money Market, MainStay VP Mellon Natural Resources—Initial Class and Fidelity® VIP Government Money Market Portfolio—Investor Class offer one class of shares under this Separate Account which are presented within the initial class section. MainStay VP Balanced—Service Class, MainStay VP Conservative Allocation—Service Class, MainStay VP Cushing® Renaissance Advantage Fund—Service Class, MainStay VP Floating Rate—Service Class, MainStay VP Growth Allocation—Service Class, MainStay VP Indexed Bond—Service Class, MainStay VP IQ Hedge Multi-Strategy—Service Class, MainStay VP MacKay Unconstrained Bond—Service Class, MainStay VP Moderate Allocation—Service Class, MainStay VP Moderate Growth Allocation—Service Class, MainStay VP PIMCO Real Return Portfolio—Service Class, American Funds IS Asset Allocation—Class 4, American Funds IS Blue Chip Income and Growth Fund—Class 4, American Funds IS Global Small Capitalization Fund—Class 4, American Funds IS Growth Fund—Class 4, American Funds IS New World Fund®—Class 4, BlackRock® Global Allocation V.I. Fund—Class III, BlackRock® High Yield V.I. Fund—Class III, ClearBridge Variable Appreciation Portfolio—Class II, Columbia Variable Portfolio

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 1—Organization and Significant Accounting Policies (Continued):

—Commodity Strategy Fund—Class 2, Columbia Variable Portfolio—Emerging Markets Bond Fund—Class 2, Columbia Variable Portfolio—Small Cap Value Fund—Class 2, Delaware VIP® Small Cap Value Series—Service Class, DWS Alternative Asset Allocation VIP—Class B, Fidelity® VIP Emerging Markets Portfolio—Service Class 2, Fidelity® VIP Growth Opportunities Portfolio—Service Class 2, Fidelity® VIP Health Care Portfolio—Service Class 2, Fidelity® VIP International Index Portfolio—Service Class 2, Fidelity® VIP Mid Cap—Service Class 2, Invesco V.I. American Value Fund—Series II Shares, Invesco V.I. International Growth Fund-Series II Shares, Janus Henderson Enterprise Portfolio—Service Shares, MFS® International Intrinsic Value Portfolio—Service Class, Morgan Stanley VIF U.S. Real Estate Portfolio—Class II, PIMCO VIT International Bond Portfolio (U.S. Dollar-Hedged)—Advisor Class, PIMCO VIT Low Duration—Advisor Class, PIMCO VIT Total Return Portfolio—Advisor Class, and Victory VIF Diversified Stock—Class A Shares offer one class of shares under this Separate Account which are presented within the service class section.

The following Investment Divisions, with their respective Fund portfolios, are available in this Separate Account:

MainStay VP Balanced—Service Class
MainStay VP Bond—Initial Class
MainStay VP Bond—Service Class
MainStay VP Conservative Allocation—Service Class
MainStay VP Cushing® Renaissance Advantage—Service Class
MainStay VP Eagle Small Cap Growth—Initial Class
MainStay VP Eagle Small Cap Growth—Service Class
MainStay VP Emerging Markets Equity—Initial Class
MainStay VP Emerging Markets Equity—Service Class
MainStay VP Epoch U.S. Equity Yield—Initial Class
MainStay VP Epoch U.S. Equity Yield—Service Class
MainStay VP Fidelity Institutional AM® Utilities—Initial Class
MainStay VP Fidelity Institutional AM® Utilities—Service Class
MainStay VP Floating Rate—Service Class
MainStay VP Growth Allocation—Service Class
MainStay VP Income Builder—Initial Class
MainStay VP Income Builder—Service Class
MainStay VP Indexed Bond—Service Class
MainStay VP IQ Hedge Multi-Strategy—Service Class
MainStay VP Janus Henderson Balanced—Initial Class
MainStay VP Janus Henderson Balanced—Service Class
MainStay VP Large Cap Growth—Initial Class
MainStay VP Large Cap Growth—Service Class
MainStay VP MacKay Common Stock—Initial Class
MainStay VP MacKay Common Stock—Service Class
MainStay VP MacKay Convertible—Initial Class
MainStay VP MacKay Convertible—Service Class
MainStay VP MacKay Government—Initial Class
MainStay VP MacKay Government—Service Class
MainStay VP MacKay Growth—Initial Class
MainStay VP MacKay Growth—Service Class
MainStay VP MacKay High Yield Corporate Bond—Initial Class
MainStay VP MacKay High Yield Corporate Bond—Service Class

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 1—Organization and Significant Accounting Policies (Continued):

MainStay VP MacKay International Equity—Initial Class
MainStay VP MacKay International Equity—Service Class
MainStay VP MacKay Mid Cap Core—Initial Class
MainStay VP MacKay Mid Cap Core—Service Class
MainStay VP MacKay S&P 500 Index—Initial Class
MainStay VP MacKay S&P 500 Index—Service Class
MainStay VP MacKay Small Cap Core—Initial Class
MainStay VP MacKay Small Cap Core—Service Class
MainStay VP MacKay Unconstrained Bond—Service Class
MainStay VP Mellon Natural Resources—Initial Class
MainStay VP Moderate Allocation—Service Class
MainStay VP Moderate Growth Allocation—Service Class
MainStay VP PIMCO Real Return—Service Class
MainStay VP T. Rowe Price Equity Income—Initial Class
MainStay VP T. Rowe Price Equity Income—Service Class
MainStay VP U.S. Government Money Market—Initial Class
American Funds IS Asset Allocation Fund—Class 4
American Funds IS Blue Chip Income and Growth Fund—Class 4
American Funds IS Global Small Capitalization Fund—Class 4
American Funds IS Growth Fund—Class 4
American Funds IS New World Fund®—Class 4
BlackRock® Global Allocation V.I. Fund—Class III
BlackRock® High Yield V.I. Fund—Class III
BNY Mellon IP Technology Growth Portfolio—Initial Shares (formerly Dreyfus IP Technology Growth Portfolio—Initial Shares)
BNY Mellon IP Technology Growth Portfolio—Service Shares (formerly Dreyfus IP Technology Growth Portfolio—Service Shares)
ClearBridge Variable Appreciation Portfolio—Class II
Columbia Variable Portfolio—Commodity Strategy Fund—Class 2
Columbia Variable Portfolio—Emerging Markets Bond Fund—Class 2
Columbia Variable Portfolio—Small Cap Value Fund—Class 2
Delaware VIP® Small Cap Value Series—Service Class
DWS Alternative Asset Allocation VIP—Class B
Fidelity® VIP ContrafundSM Portfolio—Initial Class
Fidelity® VIP ContrafundSM Portfolio—Service Class 2
Fidelity® VIP Emerging Markets Portfolio—Service Class 2
Fidelity® VIP Equity-Income PortfolioSM—Initial Class
Fidelity® VIP Equity-Income PortfolioSM—Service Class 2
Fidelity® VIP FundsManager® 60% Portfolio—Investor Class
Fidelity® VIP FundsManager® 60% Portfolio—Service Class
Fidelity® VIP Government Money Market Portfolio—Investor Class
Fidelity® VIP Growth Opportunities Portfolio—Service Class 2
Fidelity® VIP Health Care Portfolio—Service Class 2
Fidelity® VIP International Index Portfolio—Service Class 2

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 1—Organization and Significant Accounting Policies (Continued):

Fidelity® VIP Mid Cap Portfolio—Service Class 2
Invesco V.I. American Value Fund—Series II Shares
Invesco V.I. International Growth Fund—Series II Shares
Janus Henderson Enterprise Portfolio—Service Shares
Janus Henderson Global Research Portfolio—Institutional Shares
Janus Henderson Global Research Portfolio—Service Shares
MFS® International Intrinsic Value Portfolio—Service Class (formerly MFS® International Value Portfolio—Service Class)
MFS® Investors Trust Series—Initial Class
MFS® Investors Trust Series—Service Class
MFS® Research Series—Initial Class
MFS® Research Series—Service Class
Morgan Stanley VIF U.S. Real Estate Portfolio—Class II
Neuberger Berman AMT Mid Cap Growth Portfolio—Class I
Neuberger Berman AMT Mid Cap Growth Portfolio—Class S
PIMCO VIT International Bond Portfolio (U.S. Dollar-Hedged)—Advisor Class
PIMCO VIT Low Duration Portfolio—Advisor Class
PIMCO VIT Total Return Portfolio—Advisor Class
Victory VIF Diversified Stock Fund—Class A Shares
__________________________________________________________
Not all investment options are available under all policies.

New investments in the MainStay VP Emerging Markets Equity, MainStay VP MacKay Growth, MainStay VP T. Rowe Price Equity Income and Victory VIF Diversified Stock Investment Divisions are restricted to those policies already invested in these Investment Divisions.

On May 1, 2019, the initial and Service class shares of the MainStay VP Epoch U.S. Small Cap Portfolio were merged into the Service Class shares of the MainStay VP MacKay Small Cap Core Portfolio.

     On May 1, 2019, NYLIAC substituted shares of MainStay VP MacKay Small Cap Core—Service Class (the “Prior Fund”) with shares of MainStay VP MacKay Small Cap Core—Initial Class (the “Replacement Fund”).  Any allocation in the Prior Fund were redeemed to purchase accumulation units in the Replacement Fund.  As of May 1, 2019, no new allocations or transfers will be accepted into the Prior Fund.
For Series I policies known as New York Life Flexible Premium Variable Annuity II and Series VII, VIII, IX, X, XI, XII, XIII, XIV, XV and XVI policies, initial premium payments are allocated to the Investment Divisions, Fixed Account (where available) and/or DCA Advantage Accounts (where available) within two business days after receipt. For Series I, III, IV, V, VI, VII, VIII, IX, X, XI, XII, XIII, XIV, XV and XVI policies, subsequent premium payments for flexible premium policies are generally allocated to the Investment Divisions, one year Fixed Account (where available), three year Fixed Account (where available), and/or DCA Advantage Accounts (where available) at the close of the business day they are received. For Series II policies, known as New York Life Access Variable Annuity, subsequent premium payments are not permitted for policies purchased prior to November 15, 2004. For Series II policies, known as New York Life Access Variable Annuity, subsequent premium payments are not permitted. In those states where NYLIAC offers a single premium version of the Series III, VI, VIII and IX policies, only one premium payment is allowed. In those states where NYLIAC offers a modified premium version of the Series IV and V policies, subsequent premium payments are allowed only during the first policy year. For Series XVII policies known as the New York Life Premier Variable Annuity - P Series, initial premium payments are allocated to the Investment Division within two business days after receipt. Subsequent initial premium payments must be received within 90 days after the Policy Date and will be allocated to your policy at the close of the Business Day on which they are received.
In addition, for Series I, II, III, VI, VII, VIII, IX, XI, XII, XIII, XIV and XVI policies, the policyowner has the option to transfer amounts between the Investment Divisions of the Separate Account and the Fixed Account of NYLIAC subject to certain restrictions. For Series

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 1—Organization and Significant Accounting Policies (Continued):

IV policies, the policyowner has the option to transfer amounts between the Investment Divisions of the Separate Account and the one-year Fixed Account of NYLIAC subject to certain restrictions. On the accompanying Statement of Changes in Net Assets, all references to the Fixed Account include the Fixed Account and the DCA Advantage Accounts.
No Federal income tax is payable on investment income or capital gains of the Separate Account under current Federal income tax law.
Security Valuation—The investments are valued at the net asset value (“NAV”) of shares of the respective Fund portfolios.
Security Transactions—Realized gains and losses from security transactions are reported on the identified cost basis. Security transactions are accounted for as of the date the securities are purchased or sold (trade date).
Distributions Received—Dividend income and capital gain distributions are recorded on the ex-dividend date and reinvested in the corresponding Fund portfolio.
The authoritative guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The authoritative guidance also establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.
The levels of the fair value hierarchy are based on the inputs to the valuation as follows:
Level 1—Fair Value is based on unadjusted quoted prices for identical assets or liabilities in an active market. Active markets are defined as a market in which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
Level 2—Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data for substantially the full term of the asset.
Level 3—Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions in pricing the asset or liability.
Investments in the mutual funds represent open-end mutual funds in which the valuation is based on the aggregate NAV of the shares held at the valuation date, which represents fair value, and are classified as level 1.
The amounts shown as net receivable from (payable to) NYLIAC on the Statement of Assets and Liabilities reflect transactions that occurred on the last business day of the reporting period. These amounts will be deposited to or withdrawn from the separate account in accordance with the policyowners’ instructions on the first business day subsequent to the close of the period presented. The amounts shown as net receivable from (payable to) the Fund for shares sold or purchased represent unsettled trades.
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.
Each Investment Division of the Separate Account indirectly bears exposure to the market, credit and liquidity risks of the Fund portfolio in which it invests. These financial statements should be read in conjunction with the financial statements and footnotes of the Fund portfolios.

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 2—Purchases and Sales (in 000’s):
The cost of purchases and proceeds from sales of investments for the year ended December 31, 2019 were as follows:

	Purchases	Sales
MainStay VP Balanced—Service Class	$17,728	$22,566
MainStay VP Bond—Initial Class	2,463	6,972
MainStay VP Bond—Service Class	35,335	19,593
MainStay VP Conservative Allocation—Service Class	34,743	54,598
MainStay VP Cushing® Renaissance Advantage—Service Class	1,532	1,903
MainStay VP Eagle Small Cap Growth—Initial Class	5,954	8,723
MainStay VP Eagle Small Cap Growth—Service Class	10,207	8,567
MainStay VP Emerging Markets Equity—Initial Class	299	2,429
MainStay VP Emerging Markets Equity—Service Class	1,545	10,160
MainStay VP Epoch U.S. Equity Yield—Initial Class	8,799	17,095
MainStay VP Epoch U.S. Equity Yield—Service Class	19,228	34,381
MainStay VP Epoch U.S. Small Cap—Initial Class	2,587	20,786
MainStay VP Epoch U.S. Small Cap—Service Class	9,299	64,445
MainStay VP Fidelity Institutional AM® Utilities—Initial Class	68	197
MainStay VP Fidelity Institutional AM® Utilities—Service Class	36,297	77,187
MainStay VP Floating Rate—Service Class	35,475	60,974
MainStay VP Growth Allocation—Service Class	22,621	29,108
MainStay VP Income Builder—Initial Class	3,728	8,106
MainStay VP Income Builder—Service Class	26,356	18,417
MainStay VP Indexed Bond—Service Class	21,220	3,523
MainStay VP IQ Hedge Multi-Strategy—Service Class	3,843	9,962
MainStay VP Janus Henderson Balanced—Initial Class	12,968	25,635
MainStay VP Janus Henderson Balanced—Service Class	61,165	41,865
MainStay VP Large Cap Growth—Initial Class	7,293	7,418
MainStay VP Large Cap Growth—Service Class	48,228	36,321
MainStay VP MacKay Common Stock—Initial Class	12,073	10,760
MainStay VP MacKay Common Stock—Service Class	15,277	13,519
MainStay VP MacKay Convertible—Initial Class	8,094	9,830
MainStay VP MacKay Convertible—Service Class	61,945	35,918
MainStay VP MacKay Government—Initial Class	1,844	4,388
MainStay VP MacKay Government—Service Class	20,565	12,934
MainStay VP MacKay Growth—Initial Class	7,885	11,908
MainStay VP MacKay Growth—Service Class	2,595	5,329
MainStay VP MacKay High Yield Corporate Bond—Initial Class	12,236	27,270
MainStay VP MacKay High Yield Corporate Bond—Service Class	114,525	108,794
MainStay VP MacKay International Equity—Initial Class	3,025	3,643
MainStay VP MacKay International Equity—Service Class	18,604	18,060
MainStay VP MacKay Mid Cap Core—Initial Class	3,933	7,442
MainStay VP MacKay Mid Cap Core—Service Class	32,748	26,609
MainStay VP MacKay S&P 500 Index—Initial Class	5,818	24,368
MainStay VP MacKay S&P 500 Index—Service Class	69,842	49,793
MainStay VP MacKay Small Cap Core—Initial Class	26,466	2,854
MainStay VP MacKay Small Cap Core—Service Class	70,996	17,071
MainStay VP MacKay Unconstrained Bond—Service Class	21,090	33,754
MainStay VP Mellon Natural Resources—Initial Class	6,108	16,247
MainStay VP Moderate Allocation—Service Class	42,736	70,843
MainStay VP Moderate Growth Allocation—Service Class	50,231	84,871
MainStay VP PIMCO Real Return—Service Class	23,066	11,888
MainStay VP T. Rowe Price Equity Income—Initial Class	4,829	7,818

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 2—Purchases and Sales (in 000’s) (Continued):

	Purchases	Sales
MainStay VP T. Rowe Price Equity Income—Service Class	$10,322	$24,735
MainStay VP U.S. Government Money Market—Initial Class	66,011	96,014
American Funds IS Asset Allocation Fund—Class 4	27,386	3,193
American Funds IS Blue Chip Income and Growth Fund—Class 4	27,629	3,277
American Funds IS Global Small Capitalization Fund—Class 4	2,755	1,597
American Funds IS Growth Fund—Class 4	10,726	3,261
American Funds IS New World Fund®—Class 4	12,867	5,672
BlackRock® Global Allocation V.I. Fund—Class III	13,152	24,508
BlackRock® High Yield V.I. Fund—Class III	18,786	6,675
BNY Mellon IP Technology Growth Portfolio—Initial Shares	3,844	4,059
BNY Mellon IP Technology Growth Portfolio—Service Shares	25,138	19,663
ClearBridge Variable Appreciation Portfolio—Class II	8,202	845
Columbia Variable Portfolio—Commodity Strategy Fund—Class 2	449	614
Columbia Variable Portfolio—Emerging Markets Bond Fund—Class 2	18,538	2,711
Columbia Variable Portfolio—Small Cap Value Fund—Class 2	6,919	8,496
Delaware VIP® Small Cap Value Series—Service Class	2,698	706
DWS Alternative Asset Allocation VIP—Class B	29,042	2,321
Fidelity® VIP ContrafundSM Portfolio—Initial Class	15,733	20,496
Fidelity® VIP ContrafundSM Portfolio—Service Class 2	63,459	72,237
Fidelity® VIP Emerging Markets Portfolio—Service Class 2	3,102	753
Fidelity® VIP Equity-Income PortfolioSM—Initial Class	4,852	7,452
Fidelity® VIP Equity-Income PortfolioSM—Service Class 2	26,722	16,103
Fidelity® VIP FundsManager® 60% Portfolio—Investor Class	237,800	232
Fidelity® VIP FundsManager® 60% Portfolio—Service Class	4,189	408
Fidelity® VIP Government Money Market Portfolio—Investor Class	751	751
Fidelity® VIP Growth Opportunities Portfolio—Service Class 2	43,239	13,569
Fidelity® VIP Health Care Portfolio—Service Class 2	4,325	242
Fidelity® VIP International Index Portfolio—Service Class 2	1,028	41
Fidelity® VIP Mid Cap Portfolio—Service Class 2	24,850	28,052
Invesco V.I. American Value Fund—Series II Shares	7,471	3,717
Invesco V.I. International Growth Fund—Series II Shares	4,034	8,021
Janus Henderson Enterprise Portfolio—Service Shares	14,219	2,457
Janus Henderson Global Research Portfolio—Institutional Shares	4,109	7,523
Janus Henderson Global Research Portfolio—Service Shares	6,392	6,932
MFS® International Intrinsic Value Portfolio—Service Class	13,843	2,243
MFS® Investors Trust Series—Initial Class	1,119	1,119
MFS® Investors Trust Series—Service Class	17,340	5,718
MFS® Research Series—Initial Class	1,555	1,901
MFS® Research Series—Service Class	20,206	4,142
Morgan Stanley VIF U.S. Real Estate Portfolio—Class II	5,403	5,026
Neuberger Berman AMT Mid Cap Growth Portfolio—Class I	224	213
Neuberger Berman AMT Mid Cap Growth Portfolio—Class S	18,582	14,801
PIMCO VIT International Bond Portfolio (U.S. Dollar-Hedged)—Advisor Class	16,973	12,441
PIMCO VIT Low Duration Portfolio—Advisor Class	6,334	5,988
PIMCO VIT Total Return Portfolio—Advisor Class	38,337	12,249
Victory VIF Diversified Stock Fund—Class A Shares	860	2,710
Total	$1,957,027	$1,672,726
Not all investment divisions are available under all policies.

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 3—Expenses and Related Party Transactions:
New York Life Investment Management LLC (“New York Life Investments”) provides investment advisory services to the MainStay VP Funds Trust, for a fee. New York Life Investments retains several sub-advisors, including Candriam Belgium S.A. (“Candriam Belgium”), Cushing® Asset Management, LP (“Cushing”), Eagle Asset Management, Inc. (“Eagle”), Epoch Investment Partners, Inc. (“Epoch”), FIAM LLC ("FIAM"), IndexIQ Advisors LLC ("IndexIQ Advisors"), Janus Capital Management LLC (“Janus Capital”), MacKay Shields LLC (“MacKay”), Mellon Investments Corporation ("Mellon"), New York Life Investors LLC (“NYLI ”), Pacific Investment Management Company LLC (“PIMCO”), T. Rowe Price Associates, Inc. (“T. Rowe Price”), and Winslow Capital Management Inc. (“Winslow Capital”) to provide investment advisory services to certain portfolios of the MainStay VP Funds Trust.
New York Life Investments, MacKay, IndexIQ Advisors and NYLI are all indirect, wholly-owned subsidiaries of NYLIC. Candriam Belgium is a part of Candriam Investors Group. Capital Research and Management is a wholly-owned subsidiary of The Capital Group Companies, Inc. ClearBridge is a wholly-owned subsidiary of Legg Mason, Inc. Cushing is a wholly-owned subsidiary of Swank Capital. Eagle is a wholly-owned subsidiary of Raymond James Financial, Inc. Epoch is an indirect, wholly-owned subsidiary of Toronto Dominion Bank. FIAM is an indirectly held subsidiary of FMR LLC. Janus Capital is a wholly-owned subsidiary of Janus Henderson Group, Plc, doing business as Janus Henderson Investors. Mellon is a specialist multi-asset investment manager formed by the combination of certain Bank of New York Mellon affiliated investment management firms. PIMCO is a majority owned subsidiary of Allianz Asset Management of America L.P. Winslow Capital is a wholly-owned subsidiary of Nuveen Investments, Inc. T. Rowe Price is an independent investment advisory firm.
Effective February 28, 2020, the portfolio managers from Cushing, subadvisors to the MainStay VP Cushing® Renaissance Advantage Portfolio, will be replaced by CBRE Clarion Securities, LLC. The fund will also be renamed as the MainStay VP CBRE Global Infrastructure Portfolio.
NYLIAC deducts a surrender charge on certain partial withdrawals and surrenders of Series I, III, IV, V, VI, VIII, IX , X, XI, XII, XIV, XV, XVI and XVII policies. Policies in Series II, VII and XIII are not subject to surrender charges on partial withdrawals and surrenders. For New York Life Variable Annuity and New York Life Plus Variable Annuity policies which are part of Series I, the percentage of the surrender charge varies, depending upon the length of time a premium payment is in the policy before it is withdrawn. This charge is 7% during the first three payment years and declines 1% per year for each additional payment year, until the sixth payment year, after which no charge is made. For New York Life Flexible Premium Variable Annuity and New York Life Flexible Premium Variable Annuity II policies, which are also part of Series I, this charge is 7% for the first three policy years and declines to 1% per year for each additional policy year, until the ninth policy year, after which no charge is made.
For New York Life Premium Plus Variable Annuity policies, which are part of Series III and New York Life Premium Plus II Variable Annuity policies, which are part of Series VI, the percentage of the surrender charge varies; depending upon the length of time a premium payment is in the policy before it is withdrawn. This charge is 8% during the first three payment years (8% during the first four payment years for policies sold by registered representatives of broker-dealers that have selling agreements with NYLIFE Distributors and NYLIAC or banks) and declines 1% per year for each additional payment year, until the eighth payment year, after which no charge is made. In those states where NYLIAC offered a single premium version of the New York Life Premium Plus Variable Annuity and New York Life Premium Plus II Variable Annuity, the surrender charge was lower.
For the New York Life Essentials Variable Annuity and New York Life Plus II Variable Annuity policies, which are part of Series IV, the percentage of the surrender charge varies; depending upon the length of time a premium payment is in the policy before it is withdrawn. This charge is 7% during the first three payment years, 6% during the fourth and fifth payment years and declines 1% per year for each additional payment year, until the seventh payment year, after which no charge is made.
For New York Life Select Variable Annuity policies, which are part of Series V, the percentage of the surrender charge varies, depending upon the length of time a premium payment is in the policy before it is withdrawn. This charge is 8% during the first two payment years and declines to 7% for the third payment year, after which no charge is made.
For New York Life Premier Variable Annuity policies, which are part of Series VIII, the percentage of the surrender charge varies, depending upon the length of time a premium payment is in the policy before it is withdrawn. This charge is 8% during the first payment year and declines by 1% per year for each additional payment year, until the seventh payment year, after which no charge is made.
For New York Life Premier Plus Variable Annuity policies, which are part of Series IX, the percentage of the surrender charge varies, depending upon the length of time a premium payment is in the policy before it is withdrawn. This charge is 8% during the first two payment years and declines by 1% per year for each additional payment year, until the eighth payment year, after which no charge is made.

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 3—Expenses and Related Party Transactions (Continued):
For New York Life Income Plus Variable Annuity policies with the Income Benefit Rider, which are part of Series X, the percentage of the surrender charge varies; depending upon the length of time a premium payment is in the policy before it is withdrawn. This charge is 8% during the first payment year and declines by 1% per year for each additional payment year, until the seventh payment year, after which no charge is made.
For New York Life Income Plus Variable Annuity policies with the Guaranteed Future Income Benefit Rider, which are also part of Series X, the product becomes a single premium product where surrender charges are based on the Policy Year. This charge is 8% during the first Policy Year and declines by 1% per year for each Policy Year, until the seventh Policy Year, after which no charge is made.
For New York Life Premier Variable Annuity II policies, which are part of Series XI, the percentage of the surrender charge varies, depending upon the length of time a premium payment is in the policy before it is withdrawn. This charge is 8% during the first payment year and declines by 1% per year for each additional payment year, until the seventh payment year, after which no charge is made.
For New York Life Premier Plus Variable Annuity II policies, which are part of Series XII, the percentage of the surrender charge varies, depending upon the length of time a premium payment is in the policy before it is withdrawn. This charge is 8% during the first two payment years and declines by 1% per year for each additional payment year, until the eighth payment year, after which no charge is made.
For New York Life Flexible Premium Variable Annuity III policies, which are part of Series XIV, the percentage of surrender charge is based on the Policy Year. This charge is 7% for the first three Policy Years and declines to 1% per year for each additional Policy Year, until the ninth Policy Year, after which no charge is made.
For New York Life Income Plus Variable Annuity II policies with the Guaranteed Future Income Benefit Rider, which are part of Series XV, the product is a single premium product where surrender charges are based on the Policy Year. This charge is 8% during the first Policy Year and declines by 1% per year for each additional Policy Year, until the seventh Policy Year, after which no charge is made.
For New York Life Premier Variable Annuity - FP Series policies, which are part of Series XVI, the percentage of the surrender charge varies, depending upon the length of time a premium payment is in the policy before it is withdrawn. This charge is 8% during the first payment year and declines by 1% per year for each additional payment year, until the seventh payment year, after which no charge is made.
For New York Life Premier Variable Annuity - P Series policies, which are part of Series XVII, the charge is assessed as a percentage of the amount withdrawn or surrendered during the first seven Policy Years following the Policy Date. This charge is 7% during the first two Policy Years and declines by 1% per year for each additional Policy Year, until the seventh Policy Year, after which no charge is made.
All surrender charges are recorded with policyowners’ surrenders in the accompanying Statement of Changes in Net Assets. Surrender charges are paid to NYLIAC.
NYLIAC also deducts an annual policy service charge from the policy’s accumulation value on each policy anniversary date and upon surrender, if on the policy anniversary and/or date of surrender the accumulation value is less than $20,000 for Series I policies, $50,000 for Series II, IV, VII and XIV policies and $100,000 for Series III, V and VI VIII, IX, XI, XII, XIII and XVI policies. For New York Life Variable Annuity and New York Life Plus Variable Annuity policies which are part of Series I, this charge is the lesser of $30 or 2% of the accumulation value per policy. For New York Life Flexible Premium Variable Annuity and New York Life Flexible Premium Variable Annuity II, which are also part of Series I, this charge is $30 per policy. For Series II, VII and XIII policies, this charge is $40 per policy (may be lower in some states). For Series III, IV, VI, VIII, IX XI, XII, XIV and XVI policies, this charge is $30 per policy. For Series V policies, this charge is $50 per policy. For Series X and XV policies, the charge is $30 per policy and is waived either upon (a) registration with delivery of all available materials that we normally mail, (b) the Variable Account Annuity Commencement Date, or (c) the Income Benefit (for Series X policies)/GFIB Payment Commencement Date (whichever comes first). These charges are shown as a reduction to payments received from policyowners in the accompanying Statement of Changes in Net Assets.
Additionally, NYLIAC reserves the right to charge Series I, II, III, IV, V, VI, VII, VIII, IX, X, XI, XII, XIII, XIV and XV policies $30 for each transfer in excess of 12 in any one policy year, subject to certain restrictions.
The Separate Account is charged for administrative services provided and the mortality and expense risks assumed by NYLIAC. For Series I, II, III, IV, V, VI, VII, VIII, IX, X, XI, XII, XIII, XIV and XV policies, these charges are made daily at an annual rate of 1.40%, 1.55%, 1.60%, 1.45%, 1.85%, 1.75%, 1.65%, 1.35%, 1.65%, 1.35%, 1.30% during the surrender charge period for the initial premium and 1.10% after the surrender charge period for the initial premium for policies applied for before May 1, 2016 and 1.20% during the surrender charge period for the initial premium and 1.00% after the surrender charge period for the initial premium for policies applied for on or after May 1, 2016, 1.60% during the surrender charge period for the initial premium and 1.40% after the surrender charge period for the initial premium for policies applied for before May 1, 2016 and 1.50% during the surrender charge period for the initial

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 3—Expenses and Related Party Transactions (Continued):
premium and 1.30% after the surrender charge period for the initial premium for policies applied for on or after May 1, 2016, 1.60%, 1.35% during the surrender charge period for the initial premium and 1.15% after the surrender charge period for the initial premium for policies applied for before May 1, 2016 and 1.30% during the surrender charge period for the initial premium and 1.10% after the surrender charge period for the initial premium for policies applied for on or after May 1, 2016 and 1.35%, for Series XVI policies, the charge is 1.20% during the surrender charge period for the initial premium and 1.00% after the surrender charge period for the initial premium, for New York Life Premier Variable Annuity - FP Series, for Series XVII policies, the charge is 1.20% during the surrender charge period and 1.00% after the surrender charge period, for New York Life Premier Variable Annuity - P Series, respectively, of the daily average variable accumulation value of each Investment Division, and is the same rate for each of the five periods presented in the Financial Highlights section. These charges are disclosed in the accompanying Statement of Operations.
In addition, New York Life Income Plus Variable Annuity and New York Life Income Plus Variable Annuity II policies, which are part of Series X and Series XV, are subject to a Guaranteed Future Income Benefit Charge if the Guaranteed Future Income Benefit Rider is chosen. This charge is an annualized percentage of the average daily Unfunded Income Benefit Base (as defined in the New York Life Income Plus Variable Annuity and New York Life Income Plus Variable Annuity II prospectuses) each policy quarter, deducted from the variable accumulation unit value on a quarterly basis. On an annual basis, the charge equals 1.00% (0.25% quarterly) of the Unfunded Income Benefit Base.
Separate Account policyowners may pay certain Fund portfolio company operating expenses during the time they own their policy, which are reflected in the daily computation of NAVs for the Funds. NYLIAC may receive payment or compensation from the Funds resulting from certain of these operating expenses in connection with the administration, distribution and other services it provides to the Funds, some of whom may be affiliates of NYLIAC. Management Fees (which may include administration and/or advisory fees) range from 0.00% to 1.10%, distribution (12b-1) fees range from 0.00% to 0.30%, and other expenses range from 0.00% to 0.93%. These ranges are shown as a percentage of average net assets as of December 31, 2018, and approximate the ranges as of December 31, 2019.

NOTE 4—Distribution of Net Income:
The Separate Account does not expect to declare dividends to policyowners from accumulated net investment income and realized gains. The income and gains are distributed to policyowners as part of withdrawals of amounts (in the form of surrenders, death benefits, transfers, or annuity payments) in excess of the net premium payments.

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 5—Changes in Units Outstanding (in 000’s):

The changes in units outstanding for the years ended December 31, 2019 and 2018 were as follows:

	2019			2018
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
MainStay VP Balanced—Service Class	959	(1,273)	(314)	757	(1,469)	(712)
MainStay VP Bond—Initial Class	73	(308)	(235)	29	(306)	(277)
MainStay VP Bond—Service Class	3,057	(1,473)	1,584	1,365	(1,736)	(371)
MainStay VP Conservative Allocation—Service Class	1,854	(3,450)	(1,596)	2,105	(3,968)	(1,863)
MainStay VP Cushing® Renaissance Advantage—Service Class	190	(235)	(45)	154	(244)	(90)
MainStay VP Eagle Small Cap Growth—Initial Class	41	(475)	(434)	35	(588)	(553)
MainStay VP Eagle Small Cap Growth—Service Class	405	(515)	(110)	524	(491)	33
MainStay VP Emerging Markets Equity—Initial Class	21	(271)	(250)	57	(396)	(339)
MainStay VP Emerging Markets Equity—Service Class	135	(1,156)	(1,021)	423	(1,628)	(1,205)
MainStay VP Epoch U.S. Equity Yield—Initial Class	56	(657)	(601)	24	(753)	(729)
MainStay VP Epoch U.S. Equity Yield—Service Class	495	(1,390)	(895)	417	(1,682)	(1,265)
MainStay VP Epoch U.S. Small Cap—Initial Class	7	(885)	(878)	20	(152)	(132)
MainStay VP Epoch U.S. Small Cap—Service Class	99	(2,736)	(2,637)	329	(549)	(220)
MainStay VP Fidelity Institutional AM® Utilities—Initial Class	—	(11)	(11)	19	(26)	(7)
MainStay VP Fidelity Institutional AM® Utilities—Service Class	1,103	(4,639)	(3,536)	1,997	(5,605)	(3,608)
MainStay VP Floating Rate—Service Class	2,363	(4,803)	(2,440)	4,447	(3,660)	787
MainStay VP Growth Allocation—Service Class	507	(1,637)	(1,130)	1,602	(1,714)	(112)
MainStay VP Income Builder—Initial Class	38	(249)	(211)	34	(268)	(234)
MainStay VP Income Builder—Service Class	1,634	(989)	645	1,230	(1,508)	(278)
MainStay VP Indexed Bond—Service Class	2,089	(340)	1,749	970	(97)	873
MainStay VP IQ Hedge Multi-Strategy—Service Class	387	(1,153)	(766)	8,724	(274)	8,450
MainStay VP Janus Henderson Balanced—Initial Class	83	(1,346)	(1,263)	45	(1,573)	(1,528)
MainStay VP Janus Henderson Balanced—Service Class	3,227	(2,419)	808	2,900	(2,156)	744
MainStay VP Large Cap Growth—Initial Class	70	(229)	(159)	144	(241)	(97)
MainStay VP Large Cap Growth—Service Class	1,522	(1,289)	233	2,123	(1,399)	724
MainStay VP MacKay Common Stock—Initial Class	18	(219)	(201)	12	(260)	(248)
MainStay VP MacKay Common Stock—Service Class	358	(537)	(179)	602	(536)	66
MainStay VP MacKay Convertible—Initial Class	53	(272)	(219)	80	(338)	(258)
MainStay VP MacKay Convertible—Service Class	2,892	(1,586)	1,306	2,629	(1,695)	934
MainStay VP MacKay Government—Initial Class	79	(231)	(152)	68	(238)	(170)
MainStay VP MacKay Government—Service Class	1,910	(1,103)	807	959	(1,127)	(168)
MainStay VP MacKay Growth—Initial Class	18	(349)	(331)	14	(345)	(331)
MainStay VP MacKay Growth—Service Class	19	(219)	(200)	32	(266)	(234)
MainStay VP MacKay High Yield Corporate Bond—Initial Class	102	(651)	(549)	126	(910)	(784)
MainStay VP MacKay High Yield Corporate Bond—Service Class	6,447	(5,491)	956	5,050	(6,985)	(1,935)
MainStay VP MacKay International Equity—Initial Class	16	(132)	(116)	59	(156)	(97)
MainStay VP MacKay International Equity—Service Class	618	(958)	(340)	709	(1,420)	(711)
MainStay VP MacKay Mid Cap Core—Initial Class	23	(200)	(177)	61	(328)	(267)
MainStay VP MacKay Mid Cap Core—Service Class	1,632	(853)	779	1,050	(1,042)	8
MainStay VP MacKay S&P 500 Index—Initial Class	57	(520)	(463)	71	(613)	(542)
MainStay VP MacKay S&P 500 Index—Service Class	4,129	(2,006)	2,123	3,278	(2,176)	1,102
MainStay VP MacKay Small Cap Core—Initial Class	2,484	(282)	2,202	—	—	—

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 5—Changes in Units Outstanding (in 000’s) (Continued):

	2019			2018
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
MainStay VP MacKay Small Cap Core—Service Class	5,131	(1,337)	3,794	734	(1,091)	(357)
MainStay VP MacKay Unconstrained Bond—Service Class	1,400	(2,823)	(1,423)	2,277	(3,774)	(1,497)
MainStay VP Mellon Natural Resources—Initial Class	1,008	(2,804)	(1,796)	1,080	(3,505)	(2,425)
MainStay VP Moderate Allocation—Service Class	1,557	(4,208)	(2,651)	3,120	(3,850)	(730)
MainStay VP Moderate Growth Allocation—Service Class	876	(4,713)	(3,837)	2,580	(4,301)	(1,721)
MainStay VP PIMCO Real Return—Service Class	2,111	(1,183)	928	1,156	(1,454)	(298)
MainStay VP T. Rowe Price Equity Income—Initial Class	22	(400)	(378)	16	(466)	(450)
MainStay VP T. Rowe Price Equity Income—Service Class	68	(1,397)	(1,329)	163	(1,638)	(1,475)
MainStay VP U.S. Government Money Market—Initial Class	31,757	(45,642)	(13,885)	45,445	(49,488)	(4,043)
American Funds IS Asset Allocation Fund—Class 4	2,441	(285)	2,156	1,342	(99)	1,243
American Funds IS Blue Chip Income and Growth Fund—Class 4	2,396	(299)	2,097	1,755	(161)	1,594
American Funds IS Global Small Capitalization Fund—Class 4	176	(127)	49	289	(159)	130
American Funds IS Growth Fund—Class 4	810	(274)	536	981	(130)	851
American Funds IS New World Fund®—Class 4	913	(471)	442	1,079	(777)	302
BlackRock® Global Allocation V.I. Fund—Class III	686	(1,937)	(1,251)	1,124	(1,692)	(568)
BlackRock® High Yield V.I. Fund—Class III	1,461	(562)	899	1,072	(894)	178
BNY Mellon IP Technology Growth Portfolio—Initial Shares	57	(128)	(71)	136	(130)	6
BNY Mellon IP Technology Growth Portfolio—Service Shares	722	(639)	83	1,310	(859)	451
ClearBridge Variable Appreciation Portfolio—Class II	610	(65)	545	307	(37)	270
Columbia Variable Portfolio—Commodity Strategy Fund—Class 2	55	(78)	(23)	116	(112)	4
Columbia Variable Portfolio—Emerging Markets Bond Fund—Class 2	1,564	(234)	1,330	1,012	(443)	569
Columbia Variable Portfolio—Small Cap Value Fund—Class 2	245	(414)	(169)	256	(404)	(148)
Delaware VIP® Small Cap Value Series—Service Class	255	(70)	185	189	(19)	170
DWS Alternative Asset Allocation VIP—Class B	2,745	(216)	2,529	1,639	(144)	1,495
Fidelity® VIP ContrafundSM Portfolio—Initial Class	17	(384)	(367)	31	(390)	(359)
Fidelity® VIP ContrafundSM Portfolio—Service Class 2	1,441	(2,755)	(1,314)	2,419	(2,719)	(300)
Fidelity® VIP Emerging Markets Portfolio—Service Class 2	323	(78)	245	205	(16)	189
Fidelity® VIP Equity-Income PortfolioSM—Initial Class	27	(221)	(194)	21	(247)	(226)
Fidelity® VIP Equity-Income PortfolioSM—Service Class 2	1,382	(692)	690	890	(831)	59
Fidelity® VIP FundsManager® 60% Portfolio—Investor Class	23,339	(16)	23,323	—	—	—
Fidelity® VIP FundsManager® 60% Portfolio—Service Class	409	(38)	371	—	—	—
Fidelity® VIP Government Money Market Portfolio—Investor Class	75	(75)	—	—	—	—
Fidelity® VIP Growth Opportunities Portfolio—Service Class 2	2,038	(660)	1,378	1,634	(651)	983
Fidelity® VIP Health Care Portfolio—Service Class 2	400	(21)	379	—	—	—
Fidelity® VIP International Index Portfolio—Service Class 2	100	(4)	96	—	—	—
Fidelity® VIP Mid Cap Portfolio—Service Class 2	658	(1,036)	(378)	712	(1,053)	(341)
Invesco V.I. American Value Fund—Series II Shares	501	(271)	230	219	(292)	(73)
Invesco V.I. International Growth Fund—Series II Shares	132	(708)	(576)	829	(538)	291
Janus Henderson Enterprise Portfolio—Service Shares	1,104	(194)	910	641	(98)	543
Janus Henderson Global Research Portfolio—Institutional Shares	29	(280)	(251)	17	(276)	(259)
Janus Henderson Global Research Portfolio—Service Shares	271	(340)	(69)	229	(343)	(114)
MFS® International Intrinsic Value Portfolio—Service Class	1,139	(187)	952	819	(95)	724
MFS® Investors Trust Series—Initial Class	26	(42)	(16)	21	(66)	(45)
MFS® Investors Trust Series—Service Class	951	(263)	688	942	(276)	666

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 5—Changes in Units Outstanding (in 000’s) (Continued):

	2019			2018
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
MFS® Research Series—Initial Class	20	(67)	(47)	11	(58)	(47)
MFS® Research Series—Service Class	1,093	(155)	938	567	(145)	422
Morgan Stanley VIF U.S. Real Estate Portfolio—Class II	387	(408)	(21)	270	(692)	(422)
Neuberger Berman AMT Mid Cap Growth Portfolio—Class I	3	(6)	(3)	1	(7)	(6)
Neuberger Berman AMT Mid Cap Growth Portfolio—Class S	662	(586)	76	708	(697)	11
PIMCO VIT International Bond Portfolio (U.S. Dollar-Hedged)—Advisor Class	1,393	(1,038)	355	1,419	(1,327)	92
PIMCO VIT Low Duration Portfolio—Advisor Class	593	(588)	5	932	(844)	88
PIMCO VIT Total Return Portfolio—Advisor Class	3,413	(1,102)	2,311	2,170	(1,228)	942
Victory VIF Diversified Stock Fund—Class A Shares	9	(122)	(113)	15	(127)	(112)

Not all investment divisions are available under all policies.

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights:
The following table presents financial highlights for each Investment Division as of December 31, 2019, 2018, 2017, 2016 and 2015:

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return[1] (Lowest to Highest)	Investment Income Ratio[2]
MainStay VP Balanced—Service Class	2019	$111,487	6,699	$11.59 to $20.53	14.3% to 15.1%	1.7%
	2018	105,451	7,013	10.11 to 17.87	(9.3%) to (8.7%)	1.4%
	2017	131,532	7,725	11.12 to 19.60	7.7% to 8.4%	1.1%
	2016	128,444	7,800	10.30 to 18.10	4.9% to 8.5%	1.2%
	2015	122,340	7,819	9.51 to 16.69	(4.9%) to 4.6%	0.9%
MainStay VP Bond—Initial Class	2019	$36,491	1,644	$15.57 to $24.17	7.1% to 7.6%	2.7%
	2018	38,703	1,879	14.53 to 22.47	(2.8%) to (2.4%)	2.8%
	2017	45,537	2,156	14.96 to 23.02	2.0% to 2.4%	2.4%
	2016	51,248	2,490	14.67 to 22.47	1.6% to 2.1%	2.6%
	2015	55,815	2,776	14.43 to 22.01	2.2% to 3.1%	2.3%
MainStay VP Bond—Service Class	2019	$113,336	9,256	$10.49 to $14.75	6.9% to 7.6%	2.7%
	2018	92,030	7,672	9.78 to 13.74	(3.1%) to (2.4%)	2.6%
	2017	102,029	8,043	10.05 to 14.11	1.7% to 2.4%	2.2%
	2016	116,120	9,243	9.85 to 13.82	(1.5%) to 1.9%	2.4%
	2015	122,339	9,770	9.80 to 13.57	(2.0%) to 2.7%	2.1%
MainStay VP Conservative Allocation—Service Class	2019	$245,989	16,313	$11.15 to $17.32	12.4% to 13.2%	2.5%
	2018	244,737	17,909	9.89 to 15.33	(8.4%) to (7.8%)	2.1%
	2017	301,087	19,772	10.77 to 16.67	8.5% to 9.2%	1.8%
	2016	295,075	20,534	9.90 to 15.29	3.0% to 4.7%	2.3%
	2015	325,149	23,133	9.48 to 14.61	(5.2%) to (0.4%)	2.1%
MainStay VP Cushing® Renaissance Advantage—Service Class	2019	$4,406	549	$7.25 to $9.14	3.2% to 3.8%	0.0%
	2018	4,541	594	7.02 to 8.80	(29.1%) to (28.7%)	0.0%
	2017	7,183	684	9.91 to 12.35	5.8% to 6.4%	0.0%
	2016	6,840	719	9.37 to 11.61	15.9% to 26.8%	0.2%
	2015	2,025	272	7.42 to 8.66	(32.5%) to (32.3%)	0.8%

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return[1] (Lowest to Highest)	Investment Income Ratio[2]
MainStay VP Eagle Small Cap Growth—Initial Class	2019	$43,936	2,397	$17.77 to $18.48	23.3% to 23.9%	0.0%
	2018	41,905	2,831	14.41 to 14.92	(10.6%) to (10.1%)	0.0%
	2017	55,779	3,384	16.11 to 16.59	20.6% to 21.2%	0.0%
	2016	55,780	4,098	13.36 to 13.69	8.0% to 8.5%	0.0%
	2015	61,908	4,931	12.37 to 12.61	(2.1%) to (1.1%)	0.0%
MainStay VP Eagle Small Cap Growth—Service Class	2019	$35,240	2,089	$13.73 to $19.22	23.0% to 23.8%	0.0%
	2018	30,407	2,199	11.14 to 15.55	(10.8%) to (10.2%)	0.0%
	2017	33,845	2,166	12.45 to 17.34	20.3% to 21.1%	0.0%
	2016	30,478	2,332	10.33 to 14.35	7.7% to 11.7%	0.0%
	2015	34,036	2,806	9.56 to 13.25	(4.4%) to (1.6%)	0.0%
MainStay VP Emerging Markets Equity—Initial Class	2019	$11,803	1,290	$8.85 to $9.17	17.9% to 18.4%	1.4%
	2018	11,908	1,540	7.51 to 7.74	(22.0%) to (21.7%)	1.4%
	2017	18,540	1,879	9.63 to 9.89	40.5% to 41.1%	1.2%
	2016	13,489	1,929	6.85 to 7.00	4.3% to 4.8%	0.4%
	2015	14,569	2,181	6.57 to 6.69	(28.9%) to (28.3%)	1.3%
MainStay VP Emerging Markets Equity—Service Class	2019	$44,608	4,883	$8.68 to $13.52	17.6% to 18.4%	1.1%
	2018	45,533	5,904	7.38 to 11.43	(22.2%) to (21.7%)	1.1%
	2017	70,068	7,109	9.49 to 14.59	40.2% to 41.1%	1.0%
	2016	55,245	7,964	6.77 to 10.34	3.2% to 4.6%	0.2%
	2015	59,948	9,048	6.51 to 9.61	(29.3%) to (22.6%)	1.0%
MainStay VP Epoch U.S. Equity Yield—Initial Class	2019	$106,293	4,100	$23.45 to $32.12	21.9% to 22.5%	3.1%
	2018	99,479	4,701	19.19 to 26.35	(7.0%) to (6.6%)	2.1%
	2017	122,979	5,430	20.57 to 28.32	16.5% to 17.0%	1.3%
	2016	122,986	6,356	17.62 to 24.31	3.0% to 3.4%	1.1%
	2015	138,208	7,389	17.07 to 23.61	1.0% to 1.9%	2.6%
MainStay VP Epoch U.S. Equity Yield—Service Class	2019	$176,421	7,381	$12.61 to $28.29	21.6% to 22.4%	2.9%
	2018	166,534	8,276	10.34 to 23.16	(7.2%) to (6.6%)	1.8%
	2017	210,536	9,541	11.12 to 24.85	16.2% to 17.0%	1.1%
	2016	214,150	11,014	9.54 to 21.29	2.7% to 5.8%	0.8%
	2015	246,434	12,851	9.27 to 20.63	(7.3%) to 1.5%	2.4%

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return[1] (Lowest to Highest)	Investment Income Ratio[2]
MainStay VP Epoch U.S. Small Cap—Initial Class	2019	$—	—	$—	—	—
	2018	17,601	878	18.61 to 29.46	(17.6%) to (17.2%)	0.7%
	2017	24,444	1,010	22.53 to 35.76	13.7% to 14.2%	0.5%
	2016	24,527	1,153	19.76 to 31.46	14.0% to 14.6%	0.4%
	2015	24,439	1,316	17.29 to 27.58	(1.2%) to (0.3%)	0.5%
MainStay VP Epoch U.S. Small Cap—Service Class	2019	$—	—	$—	—	—
	2018	53,680	2,637	10.00 to 26.89	(17.8%) to (17.3%)	0.5%
	2017	74,225	2,857	12.14 to 32.57	13.4% to 14.1%	0.3%
	2016	74,070	3,021	10.68 to 28.59	11.7% to 14.4%	0.2%
	2015	72,332	3,234	9.37 to 25.02	(6.3%) to (0.7%)	0.3%
MainStay VP Fidelity Institutional AM® Utilities—Initial Class	2019	$1,009	56	$17.37 to $18.00	21.0% to 21.5%	2.5%
	2018	990	67	14.36 to 14.81	(1.1%) to (0.6%)	1.2%
	2017	1,095	74	14.51 to 14.90	12.6% to 13.1%	3.9%
	2016	1,152	88	12.88 to 13.17	9.4% to 9.9%	3.5%
	2015	1,470	123	11.78 to 11.98	(7.0%) to (6.2%)	3.4%
MainStay VP Fidelity Institutional AM® Utilities—Service Class	2019	$362,585	21,979	$12.10 to $17.72	20.7% to 21.5%	2.2%
	2018	350,906	25,515	10.00 to 14.61	(1.3%) to (0.7%)	0.9%
	2017	409,896	29,123	10.10 to 14.72	12.4% to 13.1%	3.8%
	2016	401,511	31,624	8.97 to 13.04	(0.3%) to 9.7%	2.8%
	2015	410,264	34,970	8.20 to 11.89	(18.0%) to (6.5%)	3.6%
MainStay VP Floating Rate—Service Class	2019	$173,643	13,764	$10.93 to $13.74	6.2% to 6.9%	4.7%
	2018	193,057	16,204	10.26 to 12.88	(2.2%) to (1.6%)	4.5%
	2017	191,162	15,417	10.46 to 13.11	1.8% to 2.5%	4.0%
	2016	205,987	16,723	10.25 to 12.82	3.7% to 6.8%	3.7%
	2015	211,604	18,161	9.63 to 12.02	(3.7%) to (1.9%)	3.7%
MainStay VP Growth Allocation—Service Class	2019	$182,539	10,808	$12.20 to $23.69	22.0% to 22.8%	2.6%
	2018	166,916	11,938	9.97 to 19.32	(14.6%) to (14.0%)	1.3%
	2017	201,728	12,050	11.65 to 22.51	20.1% to 20.9%	0.8%
	2016	171,201	11,806	9.67 to 18.64	5.4% to 6.4%	1.3%
	2015	164,081	11,448	9.16 to 17.61	(8.4%) to (1.6%)	1.7%

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return[1] (Lowest to Highest)	Investment Income Ratio[2]
MainStay VP Income Builder—Initial Class	2019	$54,940	1,618	$16.33 to $38.24	15.9% to 16.4%	4.8%
	2018	52,883	1,829	14.05 to 32.84	(7.0%) to (6.5%)	2.8%
	2017	63,743	2,063	15.07 to 35.14	10.5% to 11.0%	3.7%
	2016	64,236	2,333	13.60 to 31.66	7.3% to 7.8%	4.3%
	2015	66,651	2,624	12.65 to 29.38	0.5% to 1.4%	4.7%
MainStay VP Income Builder—Service Class	2019	$122,996	7,495	$11.82 to $23.25	15.6% to 16.4%	4.6%
	2018	102,162	6,850	10.20 to 20.03	(7.2%) to (6.6%)	2.5%
	2017	119,987	7,128	10.96 to 21.50	10.2% to 10.9%	3.4%
	2016	108,032	6,549	9.92 to 19.43	3.5% to 7.6%	4.1%
	2015	99,229	6,165	9.25 to 18.08	(7.5%) to 1.0%	4.6%
MainStay VP Indexed Bond—Service Class	2019	$28,058	2,684	$10.35 to $10.50	6.2% to 6.7%	0.0%
	2018	9,165	935	9.75 to 9.84	(2.7%) to (2.1%)	3.5%
	2017	624	62	10.02 to 10.05	0.2% to 0.5%	2.4%
MainStay VP IQ Hedge Multi-Strategy—Service Class	2019	$66,782	7,684	$8.00 to $9.91	6.4% to 6.9%	1.4%
	2018	68,479	8,450	7.52 to 9.27	(1.9%) to (1.8%)	0.6%
MainStay VP Janus Henderson Balanced—Initial Class	2019	$165,768	8,738	$18.35 to $19.08	20.7% to 21.3%	1.8%
	2018	156,530	10,001	15.20 to 15.73	(1.4%) to (0.9%)	1.8%
	2017	182,288	11,529	15.42 to 15.88	16.2% to 16.8%	1.7%
	2016	178,593	13,181	13.27 to 13.60	2.8% to 3.3%	1.9%
	2015	198,388	15,114	12.91 to 13.17	5.5% to 6.5%	1.8%
MainStay VP Janus Henderson Balanced—Service Class	2019	$263,000	15,736	$13.77 to $18.71	20.4% to 21.2%	1.6%
	2018	212,498	14,928	11.41 to 15.47	(1.7%) to (1.0%)	1.6%
	2017	210,090	14,184	11.58 to 15.65	15.9% to 16.6%	1.6%
	2016	185,374	14,219	9.97 to 13.44	2.5% to 4.1%	1.7%
	2015	196,029	15,256	9.70 to 13.04	(3.0%) to 6.0%	1.6%
MainStay VP Large Cap Growth—Initial Class	2019	$47,811	1,314	$19.69 to $42.54	31.2% to 31.8%	0.0%
	2018	40,215	1,473	14.97 to 32.28	1.7% to 2.1%	0.0%
	2017	42,383	1,570	14.69 to 31.61	30.0% to 30.6%	0.0%
	2016	35,965	1,730	11.27 to 24.21	(4.1%) to (3.6%)	0.0%
	2015	43,333	2,010	11.72 to 25.12	13.2% to 14.2%	0.0%

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return[1] (Lowest to Highest)	Investment Income Ratio[2]
MainStay VP Large Cap Growth—Service Class	2019	$190,458	7,409	$16.83 to $36.91	30.9% to 31.7%	0.0%
	2018	150,851	7,176	12.83 to 28.12	1.4% to 2.1%	0.0%
	2017	145,740	6,452	12.62 to 27.65	29.6% to 30.5%	0.0%
	2016	116,437	6,243	9.71 to 21.26	(4.3%) to 1.3%	0.0%
	2015	138,218	6,741	10.12 to 22.15	1.2% to 13.8%	0.0%
MainStay VP MacKay Common Stock—Initial Class	2019	$79,317	1,514	$20.98 to $61.65	23.9% to 24.5%	1.5%
	2018	71,852	1,715	16.89 to 49.54	(7.6%) to (7.2%)	1.5%
	2017	87,965	1,963	18.23 to 53.36	20.6% to 21.1%	1.3%
	2016	83,946	2,304	15.08 to 44.05	7.1% to 7.6%	1.5%
	2015	88,733	2,647	14.04 to 40.94	11.3% to 12.3%	1.3%
MainStay VP MacKay Common Stock—Service Class	2019	$66,132	2,931	$14.31 to $33.21	23.6% to 29.8%	1.2%
	2018	59,371	3,110	11.55 to 26.75	(7.8%) to (7.2%)	1.4%
	2017	67,304	3,044	12.49 to 28.88	20.3% to 21.1%	1.2%
	2016	59,858	2,906	10.36 to 23.91	6.9% to 7.4%	1.3%
	2015	56,098	2,724	9.67 to 22.27	(3.3%) to 11.9%	1.1%
MainStay VP MacKay Convertible—Initial Class	2019	$65,591	1,690	$23.79 to $45.39	20.2% to 20.8%	1.4%
	2018	60,695	1,909	19.74 to 37.59	(4.1%) to (3.6%)	1.6%
	2017	71,170	2,167	20.53 to 39.01	9.9% to 10.4%	1.7%
	2016	72,730	2,466	18.62 to 35.32	10.0% to 10.5%	4.0%
	2015	75,437	2,842	16.88 to 31.96	2.7% to 3.6%	2.7%
MainStay VP MacKay Convertible—Service Class	2019	$223,172	11,663	$13.02 to $28.53	19.9% to 20.7%	1.2%
	2018	178,074	10,357	10.83 to 23.68	(4.3%) to (3.7%)	1.4%
	2017	183,988	9,423	11.29 to 24.64	9.7% to 10.4%	1.5%
	2016	164,177	8,511	10.27 to 22.36	9.2% to 10.4%	3.8%
	2015	171,982	9,498	9.33 to 20.29	(6.7%) to 3.2%	2.5%
MainStay VP MacKay Government—Initial Class	2019	$23,639	1,258	$13.28 to $20.58	3.5% to 4.0%	2.0%
	2018	25,376	1,410	12.83 to 19.79	(1.9%) to (1.5%)	2.5%
	2017	28,900	1,580	13.08 to 20.09	0.2% to 0.7%	2.6%
	2016	33,815	1,867	13.05 to 19.95	(0.8%) to (0.3%)	2.3%
	2015	36,890	2,033	13.15 to 20.01	1.4% to 2.3%	2.7%

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return[1] (Lowest to Highest)	Investment Income Ratio[2]
MainStay VP MacKay Government—Service Class	2019	$60,199	5,386	$9.93 to $12.70	3.2% to 3.9%	1.9%
	2018	50,946	4,579	9.60 to 12.24	(2.1%) to (1.5%)	2.3%
	2017	54,886	4,747	9.78 to 12.46	(0.0%) to 0.6%	2.3%
	2016	67,192	5,798	9.73 to 12.40	(2.1%) to (0.5%)	2.2%
	2015	67,940	5,770	9.78 to 12.47	(1.6%) to 1.9%	2.6%
MainStay VP MacKay Growth—Initial Class	2019	$84,433	2,286	$13.54 to $40.78	27.6% to 28.2%	0.5%
	2018	74,664	2,617	10.58 to 31.81	(6.0%) to (5.6%)	0.6%
	2017	88,291	2,948	11.23 to 33.69	28.0% to 28.6%	0.3%
	2016	78,895	3,455	8.75 to 26.19	(1.4%) to (1.0%)	0.2%
	2015	88,979	3,824	8.85 to 26.46	7.6% to 8.5%	0.0%
MainStay VP MacKay Growth—Service Class	2019	$25,575	1,012	$14.71 to $27.14	27.3% to 28.1%	0.3%
	2018	23,956	1,212	11.53 to 21.21	(6.2%) to (5.6%)	0.4%
	2017	30,408	1,446	12.26 to 22.51	27.7% to 28.5%	0.0%
	2016	27,370	1,636	9.58 to 17.55	(1.7%) to 3.4%	0.0%
	2015	31,321	1,827	9.72 to 17.81	(2.8%) to 8.1%	0.0%
MainStay VP MacKay High Yield Corporate Bond—Initial Class	2019	$158,795	3,771	$28.55 to $47.31	11.1% to 11.6%	5.5%
	2018	162,512	4,320	25.63 to 42.37	(3.3%) to (2.8%)	5.7%
	2017	197,007	5,104	26.43 to 43.61	4.9% to 5.4%	5.8%
	2016	223,106	6,125	25.13 to 41.38	14.1% to 14.6%	5.7%
	2015	216,783	6,848	21.97 to 36.11	(3.5%) to (2.6%)	5.7%
MainStay VP MacKay High Yield Corporate Bond—Service Class	2019	$711,474	42,306	$12.02 to $25.39	10.9% to 11.6%	5.5%
	2018	660,186	41,350	10.82 to 22.80	(3.5%) to (2.9%)	5.7%
	2017	749,677	43,285	11.18 to 23.53	4.6% to 5.3%	5.8%
	2016	746,954	42,334	10.66 to 22.38	8.2% to 14.4%	5.6%
	2015	708,474	44,173	9.34 to 19.57	(6.6%) to (3.0%)	5.6%
MainStay VP MacKay International Equity—Initial Class	2019	$21,538	754	$20.00 to $33.73	22.5% to 23.1%	0.4%
	2018	20,188	870	16.28 to 27.40	(13.2%) to (12.8%)	1.1%
	2017	25,824	967	18.71 to 31.42	30.2% to 30.8%	0.6%
	2016	22,035	1,074	14.34 to 24.03	(6.7%) to (6.3%)	0.8%
	2015	28,699	1,326	15.32 to 25.64	(0.4%) to 0.5%	1.0%

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return[1] (Lowest to Highest)	Investment Income Ratio[2]
MainStay VP MacKay International Equity—Service Class	2019	$90,448	4,828	$12.57 to $24.34	22.2% to 23.0%	0.2%
	2018	81,917	5,168	10.26 to 19.83	(13.4%) to (12.8%)	0.9%
	2017	110,235	5,879	11.82 to 22.79	29.9% to 30.7%	0.3%
	2016	92,478	6,219	9.08 to 17.47	(6.9%) to (4.0%)	0.5%
	2015	118,971	7,373	9.72 to 18.68	(2.8%) to 0.1%	0.7%
MainStay VP MacKay Mid Cap Core—Initial Class	2019	$44,822	1,221	$36.67 to $41.03	20.6% to 21.2%	1.1%
	2018	42,380	1,398	30.26 to 34.01	(13.6%) to (13.2%)	0.9%
	2017	58,211	1,665	34.87 to 39.37	17.0% to 17.5%	1.0%
	2016	57,944	1,946	29.68 to 33.66	9.1% to 9.6%	0.8%
	2015	61,361	2,259	27.07 to 30.84	6.2% to 7.1%	0.5%
MainStay VP MacKay Mid Cap Core—Service Class	2019	$164,038	6,885	$12.27 to $38.76	20.3% to 21.1%	0.9%
	2018	138,293	6,106	10.18 to 32.07	(13.8%) to (13.3%)	0.7%
	2017	177,186	6,098	11.78 to 37.04	16.7% to 17.4%	0.8%
	2016	172,710	6,380	10.07 to 31.60	7.5% to 9.5%	0.5%
	2015	180,771	6,999	9.23 to 28.90	(7.7%) to 6.7%	0.3%
MainStay VP MacKay S&P 500 Index—Initial Class	2019	$184,277	3,420	$23.02 to $64.42	28.8% to 29.4%	1.7%
	2018	159,507	3,883	17.82 to 49.78	(6.3%) to (5.9%)	1.4%
	2017	191,943	4,425	18.97 to 52.87	19.3% to 19.8%	1.4%
	2016	180,164	5,047	15.86 to 44.13	9.6% to 10.1%	1.6%
	2015	184,942	5,771	14.44 to 40.09	10.4% to 11.4%	1.4%
MainStay VP MacKay S&P 500 Index—Service Class	2019	$361,362	16,142	$15.31 to $33.59	28.5% to 29.4%	1.6%
	2018	264,280	14,019	11.88 to 26.02	(6.5%) to (5.9%)	1.3%
	2017	283,672	12,917	12.68 to 27.70	19.0% to 19.7%	1.3%
	2016	228,425	11,170	10.63 to 23.18	7.7% to 9.9%	1.4%
	2015	209,941	10,618	9.70 to 21.11	(3.0%) to 11.0%	1.2%
MainStay VP MacKay Small Cap Core—Initial Class	2019	$22,343	2,202	$10.12 to $10.15	1.2% to 1.5%	0.2%
MainStay VP MacKay Small Cap Core—Service Class	2019	$95,245	7,469	$11.96 to $12.87	15.4% to 16.1%	0.1%
	2018	40,471	3,675	10.37 to 11.09	(16.9%) to (16.3%)	0.0%
	2017	53,191	4,032	12.47 to 13.25	11.6% to 12.3%	0.0%
	2016	55,792	4,737	11.18 to 11.80	11.8% to 18.0%	0.1%

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return[1] (Lowest to Highest)	Investment Income Ratio[2]
MainStay VP MacKay Unconstrained Bond—Service Class	2019	$202,265	17,833	$10.46 to $12.07	4.9% to 5.5%	3.3%
	2018	208,120	19,256	9.95 to 11.46	(3.2%) to (2.6%)	3.1%
	2017	232,384	20,753	10.26 to 11.79	2.7% to 3.3%	2.9%
	2016	200,268	18,192	9.97 to 11.43	3.0% to 5.9%	3.3%
	2015	196,996	18,639	9.45 to 10.80	(5.5%) to (3.7%)	3.2%
MainStay VP Mellon Natural Resources—Initial Class	2019	$78,482	13,186	$5.62 to $9.24	14.5% to 15.2%	0.7%
	2018	77,077	14,982	4.91 to 8.03	(29.9%) to (29.5%)	0.0%
	2017	126,356	17,407	7.00 to 11.40	(2.5%) to (1.9%)	0.0%
	2016	152,345	20,726	7.18 to 11.64	11.0% to 41.5%	0.6%
	2015	120,735	23,260	5.11 to 8.23	(47.6%) to (39.8%)	0.4%
MainStay VP Moderate Allocation—Service Class	2019	$344,251	21,443	$11.58 to $19.11	15.8% to 16.6%	2.8%
	2018	338,586	24,094	9.97 to 16.42	(10.3%) to (9.7%)	2.0%
	2017	399,747	24,824	11.09 to 18.21	12.6% to 13.3%	1.5%
	2016	374,428	25,416	9.82 to 16.10	3.8% to 4.8%	2.0%
	2015	384,063	26,536	9.40 to 15.37	(6.0%) to (0.3%)	2.2%
MainStay VP Moderate Growth Allocation—Service Class	2019	$400,492	23,196	$11.91 to $21.23	18.9% to 19.7%	2.9%
	2018	396,579	27,033	9.99 to 17.77	(12.6%) to (12.0%)	1.7%
	2017	492,066	28,754	11.41 to 20.23	16.2% to 16.9%	1.2%
	2016	443,167	29,200	9.79 to 17.33	5.3% to 5.9%	1.8%
	2015	440,301	29,759	9.28 to 16.37	(7.2%) to (1.1%)	2.1%
MainStay VP PIMCO Real Return—Service Class	2019	$81,335	8,142	$9.50 to $10.58	6.8% to 7.3%	3.0%
	2018	66,449	7,214	8.87 to 9.88	(4.5%) to (4.0%)	1.3%
	2017	71,704	7,512	9.25 to 10.30	1.4% to 2.0%	1.4%
	2016	74,376	7,974	9.08 to 10.12	(0.2%) to 3.7%	1.4%
	2015	77,587	8,626	8.77 to 9.76	(5.5%) to (3.1%)	4.0%
MainStay VP T. Rowe Price Equity Income—Initial Class	2019	$45,464	2,281	$19.30 to $20.00	24.0% to 24.6%	2.3%
	2018	42,554	2,659	15.56 to 16.05	(11.1%) to (10.7%)	2.0%
	2017	55,718	3,109	17.50 to 17.96	14.1% to 14.6%	2.1%
	2016	56,938	3,640	15.34 to 15.68	16.7% to 17.2%	1.9%
	2015	55,329	4,143	13.15 to 13.38	(3.2%) to (2.3%)	1.7%

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return[1] (Lowest to Highest)	Investment Income Ratio[2]
MainStay VP T. Rowe Price Equity Income—Service Class	2019	$95,756	5,130	$13.33 to $19.69	23.7% to 24.5%	1.9%
	2018	96,683	6,459	10.75 to 15.83	(11.3%) to (10.7%)	1.7%
	2017	134,037	7,934	12.08 to 17.75	13.8% to 14.5%	1.9%
	2016	133,595	8,823	10.59 to 15.53	10.9% to 17.0%	1.7%
	2015	126,937	9,684	9.08 to 13.28	(9.2%) to (2.7%)	1.5%
MainStay VP U.S. Government Money Market—Initial Class	2019	$83,325	50,644	$0.90 to $9.92	0.0% to 0.6%	1.8%
	2018	113,331	64,529	0.89 to 9.86	(0.5%) to 0.2%	1.4%
	2017	100,810	68,572	0.89 to 9.85	(1.4%) to (0.8%)	0.4%
	2016	143,043	97,479	0.90 to 9.92	(1.8%) to (0.8%)	0.0%
	2015	161,802	115,926	0.92 to 9.95	(3.6%) to (0.9%)	0.0%
American Funds IS Asset Allocation Fund—Class 4	2019	$38,478	3,399	$11.25 to $11.36	18.8% to 19.5%	2.2%
	2018	11,797	1,243	9.47 to 9.51	(5.3%) to (4.9%)	2.2%
American Funds IS Blue Chip Income and Growth Fund—Class 4	2019	$42,548	3,743	$11.27 to $11.40	18.9% to 19.6%	2.3%
	2018	15,665	1,646	9.48 to 9.54	(10.5%) to (10.0%)	3.3%
	2017	551	52	10.59 to 10.60	5.9% to 6.0%	1.1%
American Funds IS Global Small Capitalization Fund—Class 4	2019	$9,946	716	$12.82 to $14.62	29.0% to 29.7%	0.0%
	2018	7,057	667	9.94 to 11.28	(12.4%) to (11.9%)	0.0%
	2017	6,353	537	11.34 to 12.80	23.5% to 24.1%	0.4%
	2016	2,766	296	9.19 to 10.31	0.1% to 3.1%	0.1%
	2015	1,831	199	9.18 to 9.51	(16.5%) to (16.3%)	0.0%
American Funds IS Growth Fund—Class 4	2019	$18,369	1,424	$12.79 to $12.94	28.2% to 28.9%	0.6%
	2018	8,900	888	9.98 to 10.04	(2.2%) to (1.7%)	0.4%
	2017	374	37	10.21 to 10.22	2.1% to 2.2%	0.1%
American Funds IS New World Fund®—Class 4	2019	$45,811	3,439	$12.12 to $14.46	26.6% to 27.3%	0.8%
	2018	30,881	2,997	9.58 to 11.38	(15.7%) to (15.3%)	0.7%
	2017	32,095	2,695	11.37 to 13.45	26.8% to 27.5%	0.9%
	2016	16,967	1,846	8.96 to 10.56	2.9% to 3.7%	0.7%
	2015	13,323	1,521	8.68 to 10.19	(9.7%) to (9.5%)	0.6%
BlackRock® Global Allocation V.I. Fund—Class III	2019	$110,228	8,699	$11.25 to $13.89	15.7% to 16.4%	1.2%
	2018	109,132	9,950	9.70 to 11.96	(9.2%) to (8.7%)	0.8%
	2017	127,302	10,518	10.67 to 13.11	11.7% to 12.4%	1.3%
	2016	113,604	10,438	9.54 to 11.69	1.9% to 2.5%	1.2%
	2015	121,666	11,350	9.33 to 11.41	(6.7%) to (1.8%)	1.0%

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return[1] (Lowest to Highest)	Investment Income Ratio[2]
BlackRock® High Yield V.I. Fund—Class III	2019	$51,028	4,257	$11.64 to $12.28	12.9% to 13.5%	5.1%
	2018	35,396	3,358	10.30 to 10.82	(4.6%) to (4.1%)	5.2%
	2017	34,874	3,180	10.77 to 11.27	5.2% to 5.8%	4.9%
	2016	26,148	2,529	10.22 to 10.65	6.3% to 11.4%	5.1%
	2015	18,163	1,953	9.21 to 9.49	(7.9%) to (7.8%)	4.8%
BNY Mellon IP Technology Growth Portfolio—Initial Shares	2019	$19,362	607	$30.91 to $47.34	23.5% to 24.1%	0.0%
	2018	17,480	678	24.97 to 38.33	(2.8%) to (2.4%)	0.0%
	2017	17,753	672	25.62 to 39.44	40.0% to 40.7%	0.0%
	2016	12,365	657	18.25 to 28.16	2.8% to 3.3%	0.0%
	2015	13,976	769	17.71 to 27.40	9.3% to 10.3%	0.0%
BNY Mellon IP Technology Growth Portfolio—Service Shares	2019	$102,678	3,841	$17.23 to $40.60	23.2% to 24.0%	0.0%
	2018	87,256	3,758	13.95 to 32.80	(3.1%) to (2.5%)	0.0%
	2017	88,682	3,307	14.36 to 33.70	39.8% to 40.7%	0.0%
	2016	57,980	2,757	10.25 to 24.00	2.5% to 5.0%	0.0%
	2015	61,660	2,873	9.98 to 23.32	(0.2%) to 9.9%	0.0%
ClearBridge Variable Appreciation Portfolio—Class II	2019	$11,486	839	$13.54 to $13.74	27.3% to 28.0%	1.7%
	2018	3,150	294	10.64 to 10.74	(3.7%) to (3.2%)	2.3%
	2017	270	24	11.05 to 11.09	10.5% to 10.9%	1.5%
Columbia Variable Portfolio—Commodity Strategy Fund—Class 2	2019	$1,464	182	$7.42 to $9.32	5.9% to 6.5%	0.9%
	2018	1,531	205	7.00 to 8.75	(15.7%) to (15.2%)	0.0%
	2017	1,767	201	8.30 to 10.32	(0.1%) to 0.5%	5.7%
	2016	1,586	186	8.31 to 10.26	2.4% to 10.9%	0.0%
	2015	420	56	7.52 to 8.68	(49.8%) to (49.7%)	0.0%
Columbia Variable Portfolio—Emerging Markets Bond Fund—Class 2	2019	$34,358	2,996	$11.28 to $11.54	10.1% to 10.7%	4.8%
	2018	17,268	1,666	10.24 to 10.42	(9.0%) to (8.5%)	4.3%
	2017	12,446	1,097	11.25 to 11.39	9.8% to 10.4%	4.4%
	2016	4,262	414	10.25 to 10.85	3.0% to 9.6%	2.0%
	2015	241	26	9.39 to 9.90	(41.3%) to (41.1%)	0.0%

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return[1] (Lowest to Highest)	Investment Income Ratio[2]
Columbia Variable Portfolio—Small Cap Value Fund—Class 2	2019	$35,741	1,764	$12.81 to $25.13	18.8% to 19.5%	0.3%
	2018	33,762	1,933	10.76 to 21.05	(19.7%) to (19.2%)	0.2%
	2017	46,780	2,081	13.36 to 26.08	11.9% to 12.6%	0.3%
	2016	52,117	2,477	11.91 to 23.19	22.8% to 31.0%	0.4%
	2015	41,152	2,505	9.12 to 17.71	(8.8%) to (6.0%)	0.6%
Delaware VIP® Small Cap Value Series—Service Class	2019	$3,883	362	$10.64 to $10.77	25.5% to 26.2%	0.6%
	2018	1,503	177	8.48 to 8.53	(18.4%) to (17.9%)	0.4%
	2017	70	7	10.39 to 10.40	3.9% to 4.0%	0.0%
DWS Alternative Asset Allocation VIP—Class B	2019	$55,025	5,144	$10.54 to $10.76	12.4% to 13.0%	3.0%
	2018	24,785	2,615	9.38 to 9.52	(10.9%) to (10.4%)	1.4%
	2017	11,867	1,120	10.53 to 10.63	5.2% to 5.7%	1.6%
	2016	3,557	354	10.02 to 10.05	0.2% to 0.5%	0.0%
Fidelity® VIP ContrafundSM Portfolio—Initial Class	2019	$129,927	2,277	$31.84 to $65.09	29.2% to 29.7%	0.4%
	2018	115,517	2,644	24.59 to 50.17	(8.1%) to (7.7%)	0.7%
	2017	141,710	3,003	26.69 to 54.34	19.6% to 20.2%	1.0%
	2016	135,457	3,468	22.25 to 45.22	6.0% to 6.5%	0.8%
	2015	148,106	4,049	20.93 to 42.45	8.6% to 9.6%	1.0%
Fidelity® VIP ContrafundSM Portfolio—Service Class 2	2019	$365,880	15,292	$14.40 to $39.75	28.9% to 29.7%	0.2%
	2018	321,912	16,606	11.15 to 30.72	(8.4%) to (7.8%)	0.4%
	2017	384,115	16,906	12.14 to 33.39	19.4% to 20.1%	0.8%
	2016	341,037	16,273	10.14 to 27.86	5.8% to 6.3%	0.6%
	2015	347,510	16,197	9.56 to 26.24	(4.4%) to 9.1%	0.8%
Fidelity® VIP Emerging Markets Portfolio—Service Class 2	2019	$4,563	434	$10.44 to $10.53	27.0% to 27.7%	1.7%
	2018	1,555	189	8.22 to 8.25	(17.8%) to (17.5%)	1.0%
Fidelity® VIP Equity-Income PortfolioSM—Initial Class	2019	$50,417	1,425	$23.97 to $39.26	25.1% to 25.7%	2.0%
	2018	45,408	1,619	19.16 to 31.24	(10.0%) to (9.6%)	2.2%
	2017	57,049	1,845	21.29 to 34.55	10.8% to 11.3%	1.7%
	2016	59,192	2,136	19.21 to 31.03	15.9% to 16.4%	2.2%
	2015	58,273	2,455	16.58 to 26.66	0.6% to 1.5%	3.1%

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return[1] (Lowest to Highest)	Investment Income Ratio[2]
Fidelity® VIP Equity-Income PortfolioSM—Service Class 2	2019	$115,495	5,662	$13.31 to $27.05	24.8% to 25.6%	1.8%
	2018	88,941	4,972	10.64 to 21.58	(10.2%) to (9.6%)	2.1%
	2017	104,417	4,913	11.82 to 23.93	10.6% to 11.3%	1.5%
	2016	106,815	5,340	10.67 to 21.54	11.5% to 16.2%	2.1%
	2015	100,803	5,710	9.21 to 18.56	(7.9%) to 1.1%	2.8%
Fidelity® VIP FundsManager® 60% Portfolio—Investor Class	2019	$250,095	23,323	$10.72 to $10.72	7.2% to 7.2%	2.0%
Fidelity® VIP FundsManager® 60% Portfolio—Service Class	2019	$3,992	371	$10.74 to $10.78	7.4% to 7.8%	1.8%
Fidelity® VIP Government Money Market Portfolio—Investor Class	2019	$—	—	$—	—	—
Fidelity® VIP Growth Opportunities Portfolio—Service Class 2	2019	$87,880	4,008	$19.70 to $23.49	38.1% to 38.8%	0.0%
	2018	42,044	2,630	14.25 to 16.95	10.3% to 10.9%	0.1%
	2017	24,121	1,647	12.90 to 15.31	31.9% to 32.6%	0.1%
	2016	10,796	969	9.77 to 11.56	(1.7%) to 2.9%	0.0%
	2015	16,419	1,418	9.92 to 11.71	(0.8%) to (0.6%)	0.0%
Fidelity® VIP Health Care Portfolio—Service Class 2	2019	$4,613	379	$12.12 to $12.17	21.2% to 21.7%	0.3%
Fidelity® VIP International Index Portfolio—Service Class 2	2019	$1,025	96	$10.64 to $10.68	6.4% to 6.8%	3.9%
Fidelity® VIP Mid Cap Portfolio—Service Class 2	2019	$128,805	5,067	$12.34 to $38.39	20.9% to 21.7%	0.7%
	2018	120,951	5,445	10.18 to 31.63	(16.3%) to (15.8%)	0.4%
	2017	164,267	5,786	12.14 to 37.65	18.3% to 19.1%	0.5%
	2016	156,939	6,075	10.23 to 31.69	9.0% to 10.5%	0.3%
	2015	161,100	6,556	9.29 to 28.73	(7.1%) to 1.5%	0.2%
Invesco V.I. American Value Fund—Series II Shares	2019	$16,239	1,177	$11.13 to $14.82	22.5% to 23.2%	0.4%
	2018	10,731	947	9.07 to 12.04	(14.4%) to (13.9%)	0.2%
	2017	13,637	1,020	10.58 to 14.01	7.8% to 8.4%	0.6%
	2016	16,259	1,294	9.80 to 12.95	11.2% to 13.7%	0.1%
	2015	12,066	1,078	8.64 to 11.39	(13.6%) to (3.4%)	0.0%
Invesco V.I. International Growth Fund—Series II Shares	2019	$35,220	2,974	$11.10 to $12.79	26.0% to 26.7%	1.3%
	2018	33,147	3,550	8.79 to 10.11	(16.7%) to (16.2%)	1.9%
	2017	36,136	3,259	10.54 to 12.08	20.6% to 21.3%	1.3%
	2016	24,546	2,714	8.73 to 9.98	(3.7%) to (2.0%)	1.2%
	2015	19,175	2,075	8.93 to 10.18	(10.7%) to (10.5%)	1.5%

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return[1] (Lowest to Highest)	Investment Income Ratio[2]
Janus Henderson Enterprise Portfolio—Service Shares	2019	$19,646	1,475	$13.21 to $20.83	27.2% to 33.5%	0.1%
	2018	5,640	565	9.95 to 10.01	(2.4%) to (1.9%)	0.1%
	2017	229	22	10.19 to 10.20	1.9% to 2.0%	0.0%
Janus Henderson Global Research Portfolio—Institutional Shares	2019	$52,405	1,773	$12.29 to $32.43	26.7% to 27.2%	1.0%
	2018	46,614	2,024	9.68 to 25.49	(8.6%) to (8.2%)	1.1%
	2017	57,339	2,283	10.56 to 27.75	24.7% to 25.3%	0.8%
	2016	51,997	2,611	8.45 to 22.16	0.2% to 0.7%	1.1%
	2015	59,025	3,000	8.41 to 22.01	1.2% to 2.1%	0.7%
Janus Henderson Global Research Portfolio—Service Shares	2019	$35,852	1,740	$12.99 to $24.44	26.4% to 27.2%	0.9%
	2018	30,362	1,809	10.26 to 19.26	(8.8%) to (8.2%)	1.0%
	2017	36,427	1,923	11.22 to 21.02	24.4% to 25.2%	0.7%
	2016	31,889	2,038	9.00 to 16.83	(0.0%) to 1.9%	0.9%
	2015	38,844	2,461	8.98 to 16.76	(10.2%) to 1.7%	0.5%
MFS® International Intrinsic Value Portfolio—Service Class	2019	$23,489	1,874	$12.40 to $12.58	23.5% to 24.2%	1.6%
	2018	9,318	922	10.04 to 10.13	(11.3%) to (10.8%)	1.0%
	2017	2,250	198	11.32 to 11.36	13.2% to 13.6%	0.8%
MFS® Investors Trust Series—Initial Class	2019	$8,733	326	$23.03 to $37.09	29.2% to 29.8%	0.7%
	2018	7,081	342	17.79 to 28.71	(7.2%) to (6.8%)	0.6%
	2017	8,605	387	19.13 to 30.95	21.1% to 21.6%	0.7%
	2016	7,974	438	15.76 to 25.56	6.6% to 7.1%	0.9%
	2015	8,205	485	14.74 to 23.98	7.2% to 8.2%	0.9%
MFS® Investors Trust Series—Service Class	2019	$61,623	3,373	$14.94 to $33.49	28.8% to 29.7%	0.5%
	2018	40,011	2,685	11.56 to 25.89	(7.4%) to (6.8%)	0.5%
	2017	35,483	2,019	12.46 to 27.86	20.8% to 21.6%	0.6%
	2016	22,698	1,358	10.29 to 22.98	5.9% to 6.9%	0.6%
	2015	18,540	1,050	9.66 to 21.52	(3.4%) to 7.7%	0.7%
MFS® Research Series—Initial Class	2019	$9,986	333	$20.52 to $33.96	30.8% to 31.1%	0.8%
	2018	8,693	380	15.68 to 25.92	(5.9%) to (5.7%)	0.7%
	2017	10,283	427	16.67 to 27.50	21.4% to 21.7%	1.3%
	2016	9,613	491	13.73 to 26.18	6.7% to 7.2%	0.008
	2015	10,337	566	12.83 to 24.53	7.1% to 8.0%	0.007

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return[1] (Lowest to Highest)	Investment Income Ratio[2]
MFS® Research Series—Service Class	2019	$40,050	2,025	$15.27 to $37.42	30.2% to 31.0%	0.6%
	2018	19,556	1,087	11.70 to 28.62	(6.4%) to (5.8%)	0.5%
	2017	16,038	665	12.47 to 30.43	20.8% to 21.6%	1.1%
	2016	14,216	687	10.29 to 25.07	5.4% to 7.1%	0.6%
	2015	11,786	586	9.64 to 23.44	(3.6%) to 7.6%	0.5%
Morgan Stanley VIF U.S. Real Estate Portfolio—Class II	2019	$21,447	1,741	$10.84 to $13.07	16.6% to 17.3%	1.6%
	2018	18,762	1,762	9.27 to 11.16	(9.6%) to (9.1%)	2.5%
	2017	25,927	2,184	10.23 to 12.29	1.1% to 1.6%	1.3%
	2016	33,236	2,793	10.09 to 12.11	0.9% to 5.2%	1.1%
	2015	31,971	2,794	10.12 to 11.52	1.2% to 28.4%	1.2%
Neuberger Berman AMT Mid Cap Growth Portfolio—Class I	2019	$1,536	45	$32.17 to $45.97	30.3% to 30.9%	0.0%
	2018	1,235	48	24.58 to 35.14	(8.1%) to (7.7%)	0.0%
	2017	1,501	54	26.63 to 38.10	23.0% to 23.6%	0.0%
	2016	1,360	60	21.55 to 30.85	2.5% to 2.9%	0.0%
	2015	1,817	83	20.94 to 29.98	5.0% to 5.9%	0.0%
Neuberger Berman AMT Mid Cap Growth Portfolio—Class S	2019	$76,952	3,198	$14.06 to $40.85	30.1% to 30.9%	0.0%
	2018	59,200	3,122	10.78 to 31.29	(8.3%) to (7.7%)	0.0%
	2017	68,239	3,111	11.73 to 33.97	22.3% to 23.1%	0.0%
	2016	54,218	2,726	9.57 to 27.67	2.3% to 5.6%	0.0%
	2015	64,660	2,943	9.33 to 26.95	(6.7%) to 5.5%	0.0%
PIMCO VIT International Bond Portfolio (U.S. Dollar-Hedged)—Advisor Class	2019	$90,456	7,990	$10.94 to $11.87	5.0% to 5.6%	1.7%
	2018	82,235	7,635	10.40 to 11.26	0.2% to 0.8%	1.2%
	2017	81,154	7,543	10.36 to 11.19	0.9% to 1.4%	5.0%
	2016	68,889	6,413	10.25 to 11.04	2.5% to 5.0%	1.4%
	2015	49,716	4,786	9.79 to 10.52	(2.1%) to (1.9%)	3.6%
PIMCO VIT Low Duration Portfolio—Advisor Class	2019	$21,157	2,098	$9.95 to $10.15	2.1% to 2.7%	2.7%
	2018	20,579	2,093	9.75 to 9.89	(1.5%) to (1.0%)	1.8%
	2017	19,944	2,005	9.89 to 9.99	(0.5%) to 0.0%	1.2%
	2016	8,013	804	9.94 to 9.98	(0.6%) to (0.2%)	0.8%

NYLIAC Variable Annuity Separate Account-III
Notes to Financial Statements (Continued)

NOTE 6—Financial Highlights (Continued):

		Net Assets (in 000's)	Units Outstanding (in 000's)	Variable Accumulation Unit Value (Lowest to Highest)	Total Return[1] (Lowest to Highest)	Investment Income Ratio[2]
PIMCO VIT Total Return Portfolio—Advisor Class	2019	$118,132	10,934	$10.63 to $11.00	6.4% to 7.0%	2.9%
	2018	87,333	8,623	9.98 to 10.30	(2.4%) to (1.8%)	2.4%
	2017	79,494	7,681	10.20 to 10.50	3.0% to 3.6%	1.9%
	2016	60,910	6,066	9.89 to 10.16	(0.6%) to 1.3%	1.9%
	2015	43,096	4,320	9.80 to 10.03	(2.0%) to (1.8%)	5.7%
Victory VIF Diversified Stock Fund—Class A Shares	2019	$11,537	523	$13.16 to $24.78	26.0% to 26.9%	0.5%
	2018	11,175	636	10.42 to 19.57	(14.9%) to (14.3%)	0.4%
	2017	15,474	748	12.21 to 22.89	24.1% to 25.0%	0.7%
	2016	13,879	802	9.81 to 18.36	2.0% to 3.4%	1.0%
	2015	16,546	966	9.59 to 17.92	(4.1%) to 3.9%	0.6%
Not all Investment Divisions are available under all policies.
Charges and fees levied by NYLIAC are disclosed in Note 3.
Expenses as a percent of average variable accumulation value are 1.20% to 1.85%, excluding expenses of the underlying funds, surrender charges, policy service charges and charges for transferring funds between investment divisions.
________________

1      Total returns are not annualized for periods less than a year. These amounts represent the total return for the periods indicated, including changes in the value of the underlying Fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. Investment options with a date notation indicate the effective date of that investment option in the variable account. The total returns are calculated for each period indicated or from the effective date through the end of the reporting period.
2     These amounts represent the dividends excluding distributions of capital gains, received by an Investment Division from the underlying Fund, net of management fees assessed by the Fund manager, divided by the average investment at net assets. These ratios exclude those expenses, such as mortality and expense charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The recognition of investment income by the Investment Division is affected by the timing of the declaration of dividends by the underlying Fund in which the Investment Division invests. Annualized percentages are shown for the Investment Income Ratio for all Investment Divisions in all periods.

NOTE 7—Events Subsequent to Original Issuance of Financial Statements (unaudited):

Beginning in the first quarter of 2020, the outbreak of the novel coronavirus (“COVID-19”) has resulted in extreme stress and disruption in the global economy and financial markets, but has not materially impacted the Separate Account’s results of operations, financial position and changes in net assets. Due to the highly uncertain nature of these conditions, it is not possible to estimate the ultimate impacts at this time. The risks have primarily manifested, and may continue to manifest, in the Separate Account’s financial statements in the area of increased risk of loss on our investments due to default or deterioration in credit quality or value, higher death benefits, and lower premiums.

At December 4, 2020, no other significant events have occurred subsequent to December 31, 2019 which would materially impact the Separate Account's results of operations, changes in net assets or financial position at that date.

Report of Independent Registered Public Accounting Firm
To the Board of Directors of New York Life Insurance and Annuity Corporation and the Policyowners of NYLIAC Variable Annuity Separate Account-III

Opinions on the Financial Statements

We have audited the accompanying statements of assets and liabilities of each of the investment divisions of NYLIAC Variable Annuity Separate Account-III indicated in the table below as of December 31, 2019, and the related statements of operations and of changes in net assets for each of the periods indicated in the table below, including the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of each of the investment divisions of NYLIAC Variable Annuity Separate Account-III as of December 31, 2019, and the results of each of their operations and the changes in each of their net assets for the periods indicated in the table below, in conformity with accounting principles generally accepted in the United States of America.

MainStay VP Balanced—Service Class (1)	MainStay VP MacKay Growth—Service Class (1)	Delaware VIP® Small Cap Value Series—Service Class (1)
MainStay VP Bond—Initial Class (1)	MainStay VP MacKay High Yield Corporate Bond—Initial Class (1)	DWS Alternative Asset Allocation VIP—Class B (1)
MainStay VP Bond—Service Class (1)	MainStay VP MacKay High Yield Corporate Bond—Service Class (1)	Fidelity® VIP ContrafundSM Portfolio—Initial Class (1)
MainStay VP Conservative Allocation—Service Class (1)	MainStay VP MacKay International Equity—Initial Class (1)	Fidelity® VIP ContrafundSM Portfolio—Service Class 2 (1)
MainStay VP Cushing® Renaissance Advantage—Service Class (1)	MainStay VP MacKay International Equity—Service Class (1)	Fidelity® VIP Emerging Markets Portfolio—Service Class 2 (3)
MainStay VP Eagle Small Cap Growth—Initial Class (1)	MainStay VP MacKay Mid Cap Core—Initial Class (1)	Fidelity® VIP Equity-Income PortfolioSM—Initial Class (1)
MainStay VP Eagle Small Cap Growth—Service Class (1)	MainStay VP MacKay Mid Cap Core—Service Class (1)	Fidelity® VIP Equity-Income PortfolioSM—Service Class 2 (1)
MainStay VP Emerging Markets Equity—Initial Class (1)	MainStay VP MacKay S&P 500 Index—Initial Class (1)	Fidelity® VIP FundsManager® 60% Portfolio—Investor Class (2)
MainStay VP Emerging Markets Equity—Service Class (1)	MainStay VP MacKay S&P 500 Index—Service Class (1)	Fidelity® VIP FundsManager® 60% Portfolio—Service Class (2)
MainStay VP Epoch U.S. Equity Yield—Initial Class (1)	MainStay VP MacKay Small Cap Core—Initial Class (2)	Fidelity® VIP Government Money Market Portfolio—Investor Class (2)
MainStay VP Epoch U.S. Equity Yield—Service Class (1)	MainStay VP MacKay Small Cap Core—Service Class (1)	Fidelity® VIP Growth Opportunities Portfolio—Service Class 2 (1)
MainStay VP Epoch U.S. Small Cap—Initial Class (1)	MainStay VP MacKay Unconstrained Bond—Service Class (1)	Fidelity® VIP Health Care Portfolio—Service Class 2 (2)
MainStay VP Epoch U.S. Small Cap—Service Class (1)	MainStay VP Mellon Natural Resources—Initial Class (1)	Fidelity® VIP International Index Portfolio—Service Class 2 (2)
MainStay VP Fidelity Institutional AM® Utilities—Initial Class (1)	MainStay VP Moderate Allocation—Service Class (1)	Fidelity® VIP Mid Cap Portfolio—Service Class 2 (1)
MainStay VP Fidelity Institutional AM® Utilities—Service Class (1)	MainStay VP Moderate Growth Allocation—Service Class (1)	Invesco V.I. American Value Fund—Series II Shares (1)
MainStay VP Floating Rate—Service Class (1)	MainStay VP PIMCO Real Return—Service Class (1)	Invesco V.I. International Growth Fund—Series II Shares (1)
MainStay VP Growth Allocation—Service Class (1)	MainStay VP T. Rowe Price Equity Income—Initial Class (1)	Janus Henderson Enterprise Portfolio—Service Shares (1)
MainStay VP Income Builder—Initial Class (1)	MainStay VP T. Rowe Price Equity Income—Service Class (1)	Janus Henderson Global Research Portfolio—Institutional Shares (1)
MainStay VP Income Builder—Service Class (1)	MainStay VP U.S. Government Money Market—Initial Class (1)	Janus Henderson Global Research Portfolio—Service Shares (1)

Report of Independent Registered Public Accounting Firm (Continued)

MainStay VP Indexed Bond—Service Class (1)	American Funds IS Asset Allocation Fund—Class 4 (3)	MFS® International Intrinsic Value Portfolio—Service Class (1)
MainStay VP IQ Hedge Multi-Strategy—Service Class (4)	American Funds IS Blue Chip Income and Growth Fund—Class 4 (1)	MFS® Investors Trust Series— Initial Class (1)
MainStay VP Janus Henderson Balanced—Initial Class (1)	American Funds IS Global Small Capitalization Fund—Class 4 (1)	MFS® Investors Trust Series—Service Class (1)
MainStay VP Janus Henderson Balanced—Service Class (1)	American Funds IS Growth Fund— Class 4 (1)	MFS® Research Series—Initial Class (1)
MainStay VP Large Cap Growth—Initial Class (1)	American Funds IS New World Fund®—Class 4 (1)	MFS® Research Series—Service Class (1)
MainStay VP Large Cap Growth—Service Class (1)	BlackRock® Global Allocation V.I. Fund—Class III (1)	Morgan Stanley VIF U.S. Real Estate Portfolio—Class II (1)
MainStay VP MacKay Common Stock—Initial Class (1)	BlackRock® High Yield V.I. Fund— Class III (1)	Neuberger Berman AMT Mid Cap Growth Portfolio—Class I (1)
MainStay VP MacKay Common Stock—Service Class (1)	BNY Mellon IP Technology Growth Portfolio—Initial Shares (1)	Neuberger Berman AMT Mid Cap Growth Portfolio—Class S (1)
MainStay VP MacKay Convertible—Initial Class (1)	BNY Mellon IP Technology Growth Portfolio—Service Shares (1)	PIMCO VIT International Bond Portfolio (U.S. Dollar-Hedged)—Advisor Class (1)
MainStay VP MacKay Convertible—Service Class (1)	ClearBridge Variable Appreciation Portfolio—Class II (1)	PIMCO VIT Low Duration Portfolio—Advisor Class (1)
MainStay VP MacKay Government—Initial Class (1)	Columbia Variable Portfolio—Commodity Strategy Fund—Class 2 (1)	PIMCO VIT Total Return Portfolio—Advisor Class (1)
MainStay VP MacKay Government—Service Class (1)	Columbia Variable Portfolio—Emerging Markets Bond Fund—Class 2 (1)	Victory VIF Diversified Stock Fund—Class A Shares (1)
MainStay VP MacKay Growth—Initial Class (1)	Columbia Variable Portfolio—Small Cap Value Fund—Class 2 (1)

(1) Statement of operations for the year ended December 31, 2019 and statement of changes in net assets for the years ended December 31, 2019 and 2018
(2) Statement of operations and statement of changes in net assets for the period May 1, 2019 (commencement of operations) through December 31, 2019
(3) Statement of operations for the year ended December 31, 2019, and statement of changes in net assets for the year ended December 31, 2019 and the period May 1, 2018 (commencement of operations) through December 31, 2018

(4) Statement of operations for the year ended December 31, 2019, and statement of changes in net assets for the year ended December 31, 2019 and the period November 30, 2018 (commencement of operations) through December 31, 2018

Basis for Opinions

These financial statements are the responsibility of the New York Life Insurance and Annuity Corporation management. Our responsibility is to express an opinion on the financial statements of each of the investment divisions of NYLIAC Variable Annuity Separate Account-III based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to each of the investment divisions of NYLIAC Variable Annuity Separate Account-III in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Report of Independent Registered Public Accounting Firm (Continued)
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our procedures included confirmation of investments owned as of December 31, 2019 by correspondence with the transfer agents of the investee mutual funds. We believe that our audits provide a reasonable basis for our opinions.

/s/ PricewaterhouseCoopers LLP
New York, New York
March 25, 2020

We have served as the auditor of one or more of the investment divisions of NYLIAC Variable Annuity Separate Account-III since 1995.

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(A wholly-owned subsidiary of
New York Life Insurance Company)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
(STATUTORY BASIS)

December 31, 2019, 2018 and 2017

Report of Independent Auditors

To the Board of Directors of New York Life Insurance and Annuity Corporation:

We have audited the accompanying statutory financial statements of New York Life Insurance and Annuity Corporation (the “Company”), which comprise the statutory statements of financial position as of December 31, 2019 and 2018, and the related statutory statements of operations, of changes in capital and surplus, and of cash flows for each of the three years in the period ended December 31, 2019.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the accounting practices prescribed or permitted by the Delaware State Insurance Department. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles

As described in Note 2 to the financial statements, the financial statements are prepared by the Company on the basis of the accounting practices prescribed or permitted by the Delaware State Insurance Department, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

The effects on the financial statements of the variances between the statutory basis of accounting described in Note 2 and accounting principles generally accepted in the United States of America, although not reasonably determinable, are presumed to be material.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017 T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

1

Adverse Opinion on U.S. Generally Accepted Accounting Principles

In our opinion, because of the significance of the matter discussed in the “Basis for Adverse Opinion on U.S. Generally Accepted Accounting Principles” paragraph, the financial statements referred to above do not present fairly, in accordance with accounting principles generally accepted in the United States of America, the financial position of the Company as of December 31, 2019 and 2018, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2019.

Opinion on Statutory Basis of Accounting

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in accordance with the accounting practices prescribed or permitted by the Delaware State Insurance Department described in Note 2.

Emphasis of Matter

As disclosed in Note 11 to the financial statements, the Company has entered into significant related party transactions with New York Life Insurance Company and its affiliates. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the statutory-basis financial statements taken as a whole. The “Supplemental Schedule of Selected Financial Data”, “Summary Investment Schedule”, and “Investment Risk Interrogatories” (collectively, the “supplemental schedules”) of the Company as of December 31, 2019 and for the year then ended are presented to comply with the National Association of Insurance Commissioners’ Annual Statement Instructions and Accounting Practices and Procedures Manual and for purposes of additional analysis and are not a required part of the statutory-basis financial statements. The supplemental schedules are the responsibility of management and were derived from and relate directly to the underlying accounting and other records used to prepare the statutory-basis financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the statutory-basis financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the statutory-basis financial statements or to the statutory-basis financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the statutory-basis financial statements taken as a whole.

New York, New York

March 12, 2020

2

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(A wholly owned subsidiary of New York Life Insurance Company)

STATUTORY STATEMENTS OF FINANCIAL POSITION

	December 31,
	2019	2018
	(in millions)
Assets
Bonds	$88,631	$84,920
Common and preferred stocks	1,657	1,327
Mortgage loans	14,697	14,210
Policy loans	909	894
Other invested assets	1,623	1,381
Cash, cash equivalents and short-term investments	1,436	1,891
Derivatives	365	418
Total cash and invested assets	109,318	105,041
Investment income due and accrued	741	712
Interest in annuity contracts	9,084	8,673
Other assets	447	566
Separate accounts assets	45,147	38,466
Total assets	$164,737	$153,458
Liabilities, capital and surplus
Liabilities:
Policy reserves	$97,138	$94,131
Deposit funds	1,467	1,308
Policy claims	259	244
Separate accounts transfers due and accrued	(982)	(916)
Obligations under structured settlement agreements	9,084	8,673
Amounts payable under security lending agreements	676	676
Other liabilities	934	973
Interest maintenance reserve	99	106
Asset valuation reserve	1,561	1,213
Separate accounts liabilities	45,146	38,464
Total liabilities	155,382	144,872
Capital and Surplus:
Capital stock - par value $10,000
(20,000 shares authorized,
2,500 issued and outstanding)	25	25
Gross paid in and contributed surplus	3,928	3,928
Unassigned surplus	5,402	4,633
Total capital and surplus	9,355	8,586
Total liabilities, capital and surplus	$164,737	$153,458

See accompanying notes to financial statements.
3

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(A wholly owned subsidiary of New York Life Insurance Company)

STATUTORY STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2019	2018	2017
	(in millions)
Income
Premiums	$13,344	$12,301	$13,392
Net investment income	4,300	4,075	3,934
Other income	969	920	900
Total income	18,613	17,296	18,226
Benefits and expenses
Benefit payments:
Death benefits	745	676	463
Annuity benefits	3,145	3,003	2,799
Surrender benefits	8,494	8,044	6,266
Other benefits	91	80	60
Total benefit payments	12,475	11,803	9,588
Additions to policy reserves	3,075	7,626	5,855
Net transfers to (from) separate accounts	698	(210)	240
Adjustment in funds withheld	—	(3,886)	189
Operating expenses	1,487	1,474	1,487
Total benefits and expenses	17,735	16,807	17,359
Gain from operations before federal and foreign income taxes	878	489	867
Federal and foreign income taxes	227	214	249
Net gain from operations	651	275	618
Net realized capital gains (losses), after taxes and transfers to interest maintenance reserve	(20)	(8)	34
Net income	$631	$267	$652

See accompanying notes to financial statements.
4

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(A wholly owned subsidiary of New York Life Insurance Company)

STATUTORY STATEMENTS OF CHANGES IN CAPITAL AND SURPLUS

	Years Ended December 31,
	2019	2018	2017
	(in millions)
Capital and surplus, beginning of year	$8,586	$9,187	$8,725
Net income	631	267	652
Change in net unrealized capital gains on investments	386	(73)	100
Change in nonadmitted assets	(93)	(160)	408
Change in asset valuation reserve	(348)	(24)	(137)
Change in net deferred income tax	109	153	(282)
Dividends to stockholder	—	(600)	(275)
Prior period corrections	89	(169)	—
Other adjustments, net	(5)	5	(4)
Capital and surplus, end of year	$9,355	$8,586	$9,187

See accompanying notes to financial statements.
5

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(A wholly owned subsidiary of New York Life Insurance Company)

STATUTORY STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2019	2018	2017
	(in millions)
Cash flows from operating activities:
Premiums received	$13,351	$12,279	$13,378
Net investment income received	4,374	3,783	3,585
Other	954	910	899
Total received	18,679	16,972	17,862
Benefits and other payments	12,418	11,644	9,478
Net transfers to (from) separate accounts	766	(293)	302
Operating expenses	1,725	1,396	1,590
Federal income taxes	136	269	288
Total paid	15,045	13,016	11,658
Net cash from operating activities	3,634	3,956	6,204
Cash flows from investing activities:
Proceeds from investments sold	2,329	2,888	5,287
Proceeds from investments matured or repaid	12,174	10,107	10,985
Cost of investments acquired	(18,668)	(16,388)	(21,925)
Net change in policy loans	(17)	(29)	—
Net cash from investing activities	(4,182)	(3,422)	(5,653)
Cash flows from financing and miscellaneous activities:
Dividends to stockholder	—	(600)	(275)
Other miscellaneous uses	93	(254)	12
Net cash from financing and miscellaneous activities	93	(854)	(263)
Net increase (decrease) in cash, cash equivalents and short-term investments	(455)	(320)	288
Cash, cash equivalents and short-term investments, beginning of year	1,891	2,211	1,923
Cash, cash equivalents and short-term investments, end of year	$1,436	$1,891	$2,211

See accompanying notes to financial statements.
6

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(A wholly owned subsidiary of New York Life Insurance Company)

STATUTORY STATEMENTS OF CASH FLOWS (supplemental)

	Years Ended December 31,
	2019	2018	2017
	(in millions)
Supplemental disclosures of cash flow information:
Non-cash activities during the year not included in the Statutory Statements of Cash Flows:
Exchange/conversion of bonds to bonds	$498	$563	$336
Bond to be announced commitments - purchased/sold	$133	$—	$94
Capitalized interest on bonds	$132	$136	$136
Depreciation/amortization on fixed assets	$81	$73	$73
Exchange of bonds to stocks	$7	$2	$12
Capitalized interest on mortgage loans	$6	$2	$24
Merger/exchange/spinoff of equity investment to equity investment	$5	$19	$26
Transfer of bond investment to other invested assets	$—	$17	$26
Transfer of mortgage loans to other invested assets	$—	$—	$23
Other	$4	$14	$28

See accompanying notes to financial statements.
7

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
(A wholly-owned subsidiary of New York Life Insurance Company)
NOTES TO STATUTORY FINANCIAL STATEMENTS

December 31, 2019, 2018 and 2017
NOTE 1 - NATURE OF OPERATIONS

New York Life Insurance and Annuity Corporation (“the Company”), domiciled in the State of Delaware, is a direct, wholly-owned subsidiary of New York Life Insurance Company (“New York Life”). The Company’s primary business operations are its life and annuity business and its investment management activities. The Company offers a wide variety of interest sensitive and variable life insurance and annuity products to a large cross section of the insurance market. The Company markets its products in all 50 states of the United States of America and the District of Columbia, primarily through New York Life’s career agency force, with certain products also marketed through independent brokers, brokerage general agents and banks.

NOTE 2 - BASIS OF PRESENTATION

The accompanying financial statements have been prepared using accounting practices prescribed or permitted by the Delaware State Insurance Department (“DSID” or “statutory accounting practices”), which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The DSID recognizes only statutory accounting practices prescribed or permitted by the State of Delaware for determining and reporting the financial position and results of operations of an insurance company and for determining its solvency under the Delaware State Insurance Law. The National Association of Insurance Commissioners’ (“NAIC”) Accounting Practices and Procedures Manual (“NAIC SAP”) has been adopted as a component of prescribed or permitted practices by the State of Delaware. Prescribed statutory accounting practices include state laws and regulations. Permitted statutory accounting practices encompass accounting practices that are not prescribed; such practices differ from state to state, may differ from company to company within a state, and may change in the future. The Company has no permitted practices.

Prior Period Corrections

In 2018, the Company determined it understated reserves for a fixed deferred annuity product with guaranteed income benefits dating back to 2014. Management evaluated the adjustment and concluded while the Company's reserves in prior periods were understated, the understatement of reserves was not material to any previously reported annual financial statements. The Company recorded a prior period correction to reduce surplus by $169 million after-tax in 2018, reflecting the cumulative impact for the years 2017 and prior. During 2019, the Company continued to evaluate its reserves for the fixed deferred annuity product with guaranteed income benefits dating back to 2014. As a result of the further evaluation, the Company reduced its reserves and recorded a prior period correction to increase surplus by $64 million after-tax in 2019.
In 2019, the Company determined it had understated its federal income tax benefits related to income on certain investments in tax exempt municipal bonds. As a result, the Company recorded a prior period correction increasing surplus by $25 million in 2019, reflecting the impact for the years 2014-2018.

8

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES
Use of Estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Management is also required to disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results may differ from those estimates.
Bonds

Bonds other than loan-backed and structured securities are stated at amortized cost using the interest method. Bonds in or near default (rated NAIC 6) are stated at the lower of amortized cost or fair value. Refer to Note 9 - Fair Value Measurements for a discussion of the valuation approach and methods for bonds.

SVO-Identified bond Exchange Traded Funds ("ETFs") are stated at fair value and reported as bonds. Refer to Note 9 - Fair Value Measurements for discussion on the valuation approach and methods for bonds.

Loan-backed and structured securities, which are included in bonds, are valued at amortized cost using the interest method including current assumptions of projected cash flows. Loan-backed and structured securities in or near default (rated NAIC 6) are stated at the lower of amortized cost or fair value. Amortization of premium or accretion of discount from the purchase of these securities considers the estimated timing and amount of cash flows of the underlying loans, including prepayment assumptions based on data obtained from external sources or internal estimates. Projected future cash flows are updated monthly, and the amortized cost and effective yield of the securities are adjusted as necessary to reflect historical prepayment experience and changes in estimated future prepayments. For high credit quality loan-backed and structured securities (those rated AA or above at the date of acquisition), the adjustments to amortized cost are recorded as a charge or credit to net investment income in accordance with the retrospective method. For loan-backed and structured securities that are not of high credit quality (those rated below AA at date of acquisition), certain floating rate securities and securities with the potential for a loss of a portion of the original investment due to contractual prepayments (e.g., interest only securities), the effective yield is adjusted prospectively for any changes in estimated cash flows.

All acquisitions of securities are recorded in the financial statements on a trade date basis except for the acquisitions of private placement bonds, which are recorded on the funding date.

Preferred Stocks

Preferred stocks in “good standing” (NAIC designation of 1 to 3) are valued at amortized cost. Preferred stocks “not in good standing” (NAIC designation of 4 to 6) are valued at the lower of amortized cost or fair value. Refer to Note 9 - Fair Value Measurements for a discussion of the valuation approach and methods for preferred stocks.

Common Stocks

Common stocks include the Company’s investments in unaffiliated stocks, which includes investments in shares of SEC registered investment funds as well as regulated foreign open-end investment funds, which are carried at fair value. Unrealized gains and losses are reflected in surplus, net of deferred taxes. Refer to Note 9 - Fair Value Measurements for a discussion of the valuation approach and methods for common stocks.

9

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)
Other than Temporary Impairments

The cost basis of bonds and equity securities is adjusted for impairments in value that are deemed to be other than temporary. An other-than-temporary loss is recognized in net income when it is anticipated that the amortized cost will not be recovered. Factors considered in evaluating whether a decline in value is other than temporary include: (1) whether the decline is substantial; (2) the duration that the fair value has been less than cost; (3) the financial condition and near-term prospects of the issuer; and (4) the Company’s ability and intent to retain the investment for a period of time sufficient to allow for an anticipated recovery in value.

When a bond (other than loan-backed and structured securities), preferred stock or common stock is deemed other-than-temporarily impaired, the difference between the investments’ amortized cost and its fair value is recognized as a realized loss and reported in net income if the loss is credit related, or deferred in the interest maintenance reserve ("IMR") if interest related for bonds.

For loan-backed and structured securities, the entire difference between the security’s amortized cost and its fair value is recognized in net income only when the Company (1) has the intent to sell the security or (2) it does not have the intent and ability to hold the security to recovery. If neither of these two conditions exists, a realized loss is recognized in net income for the difference between the amortized cost basis of the security and the net present value of projected future cash flows expected to be collected. The net present value is calculated by discounting the Company’s best estimate of projected future cash flows at the effective interest rate implicit in the loan-backed or structured security prior to impairment.

The determination of cash flow estimates in the net present value calculation is subjective and methodologies will vary, depending on the type of security. The Company considers all information relevant to the collectability of the security, including past events, current conditions, and reasonably supportable assumptions and forecasts in developing the estimate of cash flows expected to be collected. This information generally includes, but may not be limited to, the remaining payment terms of the security, estimated prepayment speeds, defaults, recoveries upon liquidation of the underlying collateral securing the notes, the financial condition of the issuer(s), credit enhancements and other third-party guarantees. In addition, other information, such as industry analyst reports and forecasts, sector credit ratings, the financial condition of the bond insurer for insured fixed income securities and other market data relevant to the collectability may also be considered, as well as the expected timing of the receipt of insured payments, if any. The estimated fair value of the collateral may be used to estimate recovery value if the Company determines that the security is dependent on the liquidation of the collateral for recovery.

The new cost basis of an impaired security is not adjusted for subsequent increases in estimated fair value. In periods subsequent to the recognition of an other-than-temporary impairment ("OTTI"), the impaired bond security is accounted for as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis may be accreted (or amortized) into net investment income in future periods based on prospective changes in cash flow estimates, to reflect adjustments to the effective yield.

Mortgage Loans

Mortgage loans on real estate are carried at unpaid principal balances, net of discounts, premiums, deferred origination fees related to points, and specific valuation allowances, and are collateralized. Specific valuation allowances are established for the excess carrying value of the mortgage loan over the estimated fair value of the collateral as an unrealized loss in surplus, when it is probable that based on current information and events, the Company will be unable to collect all amounts due under the contractual terms of the loan agreement. Fair value of the collateral is estimated by performing an internal or external current appraisal. If impairment is deemed to be other-than-temporary, which can include a loan modification that qualifies as a troubled debt restructuring (“TDR”), a direct write-down is recognized as a realized loss reported in net income, and a new cost basis for the individual mortgage loan, which is equal to the fair value of the collateral, less costs to obtain and sell, is established. Refer to Note 9 - Fair Value Measurements for a discussion of the valuation approach and methods for mortgage loans.

10

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)
The Company accrues interest income on mortgage loans to the extent it is deemed collectible. The Company places loans on non-accrual status, and ceases to recognize interest income when management determines that the collection of interest and repayment of principal is not probable. Any accrued but uncollected interest is reversed out of interest income once a loan is put on non-accrual status. Interest payments received on mortgage loans where interest payments have been deemed uncollectible are recognized on a cash basis and recorded as interest income. If a determination is made that the principal will not be collected, the interest payment received is used to reduce the principal balance. If a mortgage loan has any investment income due and accrued that is 90 days past due and collectible, the investment income will continue to accrue but all accrued interest related to the mortgage loan is reported as a nonadmitted asset, until such time that it has been paid or is deemed uncollectible.

Policy Loans

Policy loans are stated at the aggregate balance due. The excess of the unpaid balance of a policy loan that exceeds the cash surrender value is nonadmitted.

Other Invested Assets

Investments in limited partnerships and limited liability companies, including equity investments in affiliated entities organized as limited liability companies, which have admissible audits are carried at the underlying audited equity of the investee. The financial statements of equity method investees are usually not received in time for the Company to apply the equity method at each reporting period. Therefore, the equity pick-up on these investments has been recorded on a one to three-month lag.
The cost basis of limited partnerships and limited liability companies is adjusted for impairments in value deemed to be other-than-temporary, with the difference between cost and carrying value, which approximates fair value, recognized as a realized loss reported in net income. The new cost basis of an impaired limited partnership or limited liability company is not adjusted for subsequent increases in the underlying audited equity of the investee.

Dividends and distributions from limited partnerships and limited liability companies, other than those deemed a return of capital, are recorded in net investment income. Undistributed earnings are included in unrealized gains and losses and are reflected in surplus, net of deferred taxes.

Low-Income Housing Tax Credit (“LIHTC”) investments, which are included in other invested assets, are recorded at proportional amortized cost and include remaining unfunded commitments. The carrying value of the investment is amortized into income in proportion to the actual and projected future amounts of tax credits and deductible losses. The amortization is recorded through net investment income.

Real estate includes properties that are directly-owned and real estate property investments that are directly and wholly-owned through a limited liability company and meet certain criteria. Real estate held for the production of income is stated at cost less accumulated depreciation and encumbrances. Real estate held for sale is stated at the lower of cost less accumulated depreciation or fair value, less encumbrances and estimated costs to sell. If there is an indication that the carrying amount of the real estate may not be recoverable, then it must be tested for impairment. If the carrying amount of a real estate investment exceeds its undiscounted cash flows, an OTTI is recorded as a realized loss in net income, calculated as the difference between the carrying amount of the real estate investment and the fair value of the real estate investment. Depreciation of real estate held for the production of income is calculated using the straight-line method over the estimated lives of the assets, generally 40 years. Costs of permanent improvements are depreciated over their estimated useful life.

11

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)
Derivative Instruments

Derivative instruments that qualify and are designated for hedge accounting are valued in a manner consistent with the items being hedged. Periodic payments and receipts on these derivatives are recorded on an accrual basis within net investment income for hedges of fixed income securities, other income for hedges of liabilities, and net realized capital gains and losses for hedges of net investments in foreign operations. Net realized gains and losses are recognized upon termination or maturity of these contracts in a manner consistent with the hedged item and when subject to the IMR, are transferred to the IMR, net of taxes.

To qualify for hedge accounting, the hedge relationship is designated and formally documented at inception, which means any time prior to the first quarterly hedge effectiveness assessment date, by detailing the particular risk, management objective and strategy for the hedge. This includes the item and risk that is being hedged, the derivative that is being used, as well as how effectiveness is being assessed. A derivative must be highly effective in accomplishing the objective of offsetting either changes in fair value or cash flows for the risk being hedged. The hedging relationship is considered highly effective if the changes in fair value or cash flows of the hedging instrument are within 80% to 125% of the inverse changes in the fair value or cash flows of the hedged item. The Company formally assesses effectiveness of its hedging relationships both at the hedge inception and on a quarterly basis over the life of the hedge relationship in accordance with its risk management policy. The Company assesses hedge effectiveness qualitatively on a quarterly basis if (1) the initial quantitative prospective assessment demonstrates that the relationship is expected to be highly effective and (2) at inception, the Company is able to reasonably support an expectation of high effectiveness on a qualitative basis in subsequent periods. The Company continually assesses the credit standing of the derivative counterparty and, if the counterparty is deemed to be no longer creditworthy, the hedge relationship will no longer be considered effective.
The Company discontinues hedge accounting prospectively if: (1) it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of a hedged item; (2) the derivative expired or is sold, terminated, or exercised; (3) it is probable that the forecasted transaction will not occur, or (4) management determines that designation of the derivative as a hedge instrument is no longer appropriate.
Derivative instruments that do not qualify or are not designated for hedge accounting are carried at fair value and changes in fair value are recorded in surplus as unrealized gains and losses, net of deferred taxes. Periodic payments and receipts on these derivatives are recorded on an accrual basis within net investment income for hedges of fixed income securities and other income for hedges of liabilities and net realized capital gains and losses for hedges of foreign net investments and credit default swaps. Upon termination or maturity the gains or losses on these contracts are recognized in net realized capital gains and losses, net of taxes. Realized gains or losses on terminated or matured derivatives, which are subject to the IMR, are transferred to the IMR, net of taxes.
Cash, Cash Equivalents and Short-term Investments

Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments that have original maturities of three months or less at date of purchase and are carried at amortized cost. Cash and cash equivalents also include money market mutual funds which are stated at fair value. Short-term investments consist of securities with remaining maturities of one year or less, but greater than three months at the time of acquisition and are carried at amortized cost, which approximates fair value.

Asset Valuation Reserve ("AVR") and IMR

The AVR is used to stabilize surplus from fluctuations in the market value of bonds, stocks, mortgage loans, real estate, limited partnerships and other investments. Changes in the AVR are accounted for as direct increases or decreases in surplus. The IMR captures interest related realized gains and losses on sales (net of taxes) of bonds, preferred stocks mortgage loans, interest related other-than-temporary impairments (net of taxes) and realized gains or losses (net of taxes) on terminated interest rate related derivatives which are amortized into net income over the expected years to maturity of the investments sold or the item being hedged using the grouped method. An interest related other-than-temporary impairment occurs when the Company has the intent to sell an investment, at the
12

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)
reporting date, before recovery of the cost of the investment. For loan-backed and structured securities, the non-interest related other-than-temporary impairment is booked to the AVR, and the interest related portion to the IMR.
Loaned Securities and Repurchase Agreements
The Company enters into securities lending agreements whereby certain investment securities are loaned to third-parties. Securities loaned are treated as financing arrangements. With respect to securities loaned, in order to reduce the Company’s risk under these transactions, the Company requires initial cash collateral equal to 102% of the fair value of domestic securities loaned. The Company records an offsetting liability in amounts payable under security lending agreements. The Company monitors the fair value of securities loaned with additional collateral obtained as necessary. The borrower of the loaned securities is permitted to sell or repledge those securities.

The Company enters into dollar roll repurchase agreements to sell and repurchase securities. Assets to be repurchased are the same, or substantially the same, as the assets sold. The Company agrees to sell securities at a specified price and repurchase the securities at a lower price. The Company receives cash in the amount of the sales proceeds and establishes a liability equal to the repurchase amount. The difference between the sale and repurchase amounts represents deferred income which is earned over the life of the agreement. The liability for repurchasing the assets is included in other liabilities.

The Company enters into tri-party reverse repurchase agreements to purchase and resell short-term securities. The Company receives securities as collateral, having a fair value at least equal to 102% of the purchase price paid by the Company for the securities and the Company’s designated custodian takes possession of this collateral. The Company is not permitted to sell or repledge these securities. The collateral is not recorded on the Company’s financial statements. However, if the counterparty defaults, the Company would then exercise its rights with respect to the collateral, including a sale of the collateral. The fair value of the securities held as collateral is monitored daily and additional collateral is obtained, where appropriate, to protect against credit exposure. The Company records the amount paid for securities purchased under agreements to resell in cash, cash equivalents and short-term investments.
Premiums and Related Expenses
Life premiums are recognized as revenue when due. Annuity considerations are recognized as revenue when received. Commissions and other costs associated with acquiring new business are charged to operations as incurred. Amounts received or paid under deposit type contracts without mortality or morbidity risk are not reported as income or benefits but are recorded directly as an adjustment to the liability for deposit funds.
Net Investment Income
Income from investments, including amortization of premium, accrual of discount and similar items, is recorded within net investment income, unless otherwise stated herein.
Policy Reserves
Policy reserves are based on mortality tables and valuation interest rates, which are consistent with statutory requirements and are designed to be sufficient to provide for contractual benefits. The Company holds reserves greater than those developed under the minimum statutory reserving rules when the valuation actuary determines that the minimum statutory reserves are inadequate. Actual results could differ from these estimates and may result in the establishment of additional reserves. The valuation actuary monitors actual experience and, where circumstances warrant, revises assumptions and the related estimates for policy reserves. Refer to Note 12 - Insurance Liabilities for discussion of reserves in excess of minimum NAIC requirements.
13

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)
Federal Income Taxes
Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years. Deferred federal income tax assets (“DTAs”) and deferred federal income tax liabilities (“DTLs”) are recognized for expected future tax consequences of temporary differences between statutory and taxable income. Temporary differences are identified and measured using a balance sheet approach whereby statutory and tax balance sheets are compared. Changes in DTAs and DTLs are recognized as a separate component of surplus (except for the net deferred tax asset related to unrealized gains, which is included in unrealized gains and losses). Net DTAs are admitted to the extent permissible under NAIC SAP. Gross DTAs are reduced by a statutory valuation allowance, if it is more likely than not that some portion or all of the gross DTA will not be realized. The Company is required to establish a tax loss contingency if it is more likely than not that a tax position will not be sustained. The amount of the contingency reserve is management’s best estimate of the amount of the original tax benefit that could be reversed upon audit, unless the best estimate is greater than 50% of the original tax benefit, in which case the reserve is equal to the entire tax benefit.

The Company is a member of an affiliated group, which files a consolidated federal income tax return with New York Life. The consolidated income tax provision or benefit is allocated among the members of the group in accordance with a tax allocation agreement. This tax allocation agreement provides that the Company computes its share of the consolidated tax provision or benefit, in general, on a separate company basis, and may, where applicable, include the tax benefits of operating or capital losses utilizable in the New York Life's consolidated returns. Intercompany tax balances are settled quarterly on an estimated basis with a final settlement occurring within 30 days of the filing of the consolidated tax return. Current federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year and any adjustments to such estimates from prior years.

On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was signed into law, making significant changes to the U.S. Internal Revenue Code ("IRC").
On February 8, 2018, the NAIC issued Interpretation 18-01 ("INT 18-01") to address the reporting and updating of estimates that companies are required to reflect as various accounting adjustments in their financial statements as a result of the TCJA. This guidance provides that, although some accounting computations may be considered complete, other accounting computations or assessments may be considered incomplete when the financial statements are filed. As such, for those items which are incomplete but for which a reasonable estimate can be made, those amounts should be recorded as provisional in the financial statements not to extend beyond one year of the TCJA enactment date of December 22, 2017. See Note 16 - Income Taxes for additional information on the TCJA and the INT 18-01 provisional amounts.
Separate Accounts
The Company has established both non-guaranteed and guaranteed separate accounts with varying investment objectives which are segregated from the Company’s general account and are maintained for the benefit of separate accounts policyholders. Assets held in non-guaranteed separate accounts are stated at market value. Assets held in guaranteed separate accounts are carried at the same basis as the general account up to the value of policyholder reserves and at fair value thereafter.

The liability for separate accounts represents policyholders’ interests in the separate accounts assets, excluding liabilities representing due and accrued transfers to the general account. The liability for non-guaranteed separate accounts represents policyholders’ interests in the separate accounts assets, including accumulated net investment income and realized and unrealized gains and losses on those assets. For the guaranteed separate accounts, the liability represents amounts due to policyholders pursuant to the terms of the contract.
Other Assets and Liabilities
Other assets primarily consist of net DTAs and other receivables.
14

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 3 - SIGNIFICANT ACCOUNTING POLICIES (continued)
Other liabilities primarily consist of payable to parent, derivative liabilities, amounts payable for undelivered securities and reinsurance payables.
Nonadmitted Assets
Under statutory accounting practices, certain assets are designated as nonadmitted assets and are not included in the accompanying Statutory Statements of Financial Position since these assets are not permitted by the DSID to be taken into account in determining the Company’s financial condition.

Nonadmitted assets typically include agents’ debit balances, DTAs not realizable within three years, and receivables over ninety days past due. Changes to nonadmitted assets are reported as a direct adjustment to surplus in the accompanying Statutory Statements of Changes in Surplus.
Fair Value of Financial Instruments and Insurance Liabilities
Fair value of various assets and liabilities are included throughout the notes to the financial statements. Specifically, fair value disclosure of investments held is reported in Note 6 - Investments. Fair values for derivative instruments are included in Note 7 - Derivative Instruments and Risk Management. Fair values for insurance liabilities are reported in Note 12 - Insurance Liabilities. The aggregate fair value of all financial instruments summarized by type is included in Note 9 - Fair Value Measurements.
Contingencies
Amounts related to contingencies are accrued if it is probable that a liability has been incurred and an amount is reasonably estimable.

At the inception of a guarantee, the Company recognizes an initial liability at fair value for the obligations it has undertaken, regardless of the probability of performance under the guarantee.
Foreign Currency Transactions
For foreign currency items, income and expenses are translated at the average exchange rate for the period, while assets and liabilities are translated using the spot rate in effect at the date of the statements. Changes in the asset and liability values due to fluctuations in foreign currency exchange rates are recorded as unrealized capital gains and losses in surplus until the asset is sold or exchanged or the liability is settled. Upon settlement, previously recorded unrealized capital gains and losses are reversed, and the foreign exchange gain or loss for the entire holding period is recorded as a realized capital gain or loss in net income.

NOTE 4 - BUSINESS RISKS AND UNCERTAINTIES

The Company is exposed to an array of risks, including, but not limited to, regulatory actions, financial risk, risks associated with its investments and operational risk, including cyber security.

The Company is regulated by the insurance departments of the states and territories where it is licensed to do business. Although the federal government does not directly regulate the business of insurance, federal legislation and administrative policies can significantly and adversely affect the insurance industry and the Company. The Company is unable to predict whether any administrative or legislative proposals, at either the federal or state level, will be adopted in the future, or the effect, if any, such proposals would have on the Company.

The Company's insurance liabilities and assets under management are exposed to market risk, policyholder behavior risk and mortality/longevity risk. Market volatility and other equity market conditions may affect the Company’s exposure to risks related to guaranteed death benefits and guaranteed living benefits on variable annuity and certain variable universal life products. Furthermore, the level of sales of the Company’s insurance and investment products is influenced by many factors, including general market rates of interest, the strength, weakness and volatility of equity markets, and terms and conditions of competing products.
15

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 4 - BUSINESS RISKS AND UNCERTAINTIES (continued)
The Company is exposed to the risks normally associated with an investment portfolio, which include interest rate, liquidity, credit and counterparty risks. The Company controls its exposure to these risks by, among other things, closely monitoring and managing the duration and cash flows of its assets and liabilities, maintaining a large percentage of its portfolio in highly liquid securities, engaging in a disciplined process of underwriting, reviewing and monitoring credit risk, and by devoting significant resources to develop and periodically update its risk management policies and procedures.

The Company relies on technology systems and solutions to conduct business and to retain, store, protect, and manage confidential information. The failure of the Company’s technology systems and solutions, or those of a vendor, for any reason has the potential to disrupt its operations, result in the loss of customer business, damage the Company’s reputation, and expose the Company to litigation and regulatory action, all of which could adversely impact its profitability.

NOTE 5 - RECENT ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Principles

Accounting changes adopted to conform to the provisions of NAIC SAP or other state prescribed accounting practices are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is generally reported as an adjustment to unassigned surplus in the period of the change in accounting principle. Generally, the cumulative effect is the difference between the amount of capital and surplus at the beginning of the year and the amount of capital and surplus that would have been reported at that date if the new accounting principles had been applied retroactively for all prior periods. There were no significant accounting changes in 2019 or 2018.

In 2018, the NAIC adopted revisions to the disclosure requirements under SSAP 51R “Life Contracts,” SSAP 52 “Deposit-Type Contracts” and SSAP 61 “Life, Deposit-type and Accident and Health Reinsurance.” The adopted revisions require new disclosures on liquidity for life products and variable annuity products. The new disclosures, which are required in 2019, have been included in Note 12 - Insurance Liabilities.

In 2019, the NAIC adopted revisions to the required disclosures under SSAP 100R “Fair Value.” The revisions adopt with modification new fair value disclosure changes under U.S. GAAP. The new requirements eliminate some previously required disclosures and provide clarification on disclosures for investments where the net asset value ("NAV") as a practical expedient to fair value is used for investments in funds that meet certain criteria. The updated disclosures have been reflected in Note 9 - Fair Value Measurements.

In 2019, the NAIC adopted revisions to SSAP 86 “Derivatives.” The revisions incorporate the hedge effectiveness documentation provisions reflected under U.S. GAAP. The revisions, among others, allow companies to perform subsequent assessments of hedge effectiveness qualitatively if certain conditions are met and allow companies more time to perform the initial quantitative hedge effectiveness assessment. The adoption of this guidance did not have an impact on the Company.
Future Adoption of New Accounting Pronouncement
In 2016, the NAIC announced that enough states had passed the new standard valuation law to make the Principle Based Reserving ("PBR") valuation manual operative. Under PBR for life products (VM-20), companies will hold the higher of; a) the reserve using prescribed assumptions or b) the reserve computed using a single prescribed economic scenario or c) the reserve based on a wide range of future economic conditions. Under PBR for variable annuity products (VM-21), the reserve is the higher of: a) the reserve based on a wide range of future economic conditions computed using prescribed experience factors and b) the reserve based on a wide range of future economic conditions computed using justified company experience factors. For life products, the new standards are mandatory for policies issued on or after January 1, 2020. For variable annuity products, the new standards are mandatory for old and new business as of January 1, 2020.  Since VM-21 applies to all inforce variable annuity business and not just new business, companies are allowed a 3-year phase-in period, which allows companies to
16

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

NOTE 5 - RECENT ACCOUNTING PRONOUNCEMENTS (continued)
linearly grade to the January 1, 2020 impact over 3 years through 2022. The Company is currently assessing the impact of adopting PBR.

NOTE 6 - INVESTMENTS

Bonds
The carrying value and estimated fair value of bonds by maturity at December 31, 2019 and 2018 were as follows (in millions):

	2019		2018
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Due in one year or less	$5,067	$5,144	$4,523	$4,540
Due after one year through five years	27,360	28,263	24,938	24,904
Due after five years through ten years(1)	31,810	33,388	31,247	30,718
Due after ten years	24,394	27,017	24,212	24,376
Total	$88,631	$93,812	$84,920	$84,538
(1) Includes an affiliated bond issued by Madison Capital Funding LLC (“MCF”). Refer to Note 11 - Related Party Transactions for a more detailed discussion of related party investments.

Corporate bonds are shown based on contractual maturity. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage and asset-backed securities ("ABS") are not due at a single maturity date and therefore are shown based on the expected cash flows of the underlying loans, which includes estimates of anticipated future prepayments.

In addition to the information disclosed above, short-term investments with a carrying value of $44 million and $8 million at December 31, 2019 and 2018, respectively, and cash equivalents with a carrying value of $1,528 million and $2,056 million at December 31, 2019 and 2018, respectively are due in one year or less. Carrying value approximates fair value for these investments.

At December 31, 2019 and 2018, the distribution of gross unrealized gains and losses on bonds were as follows (in millions):

	2019
	Carrying Value	Unrealized Gains	Unrealized Losses	Estimated Fair Value
U.S. governments	$5,336	$343	$23	$5,656
All other governments	272	26	—	298
U.S. special revenue and special assessment	16,064	1,509	21	17,553
Industrial and miscellaneous unaffiliated	64,808	3,441	95	68,155
Parent, subsidiaries, and affiliates	2,151	—	—	2,150
Total	$88,631	$5,319	$139	$93,812
17

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)

	2018
	Carrying Value	Unrealized Gains	Unrealized Losses	Estimated Fair Value
U.S. governments	$5,731	$194	$135	$5,790
All other governments	314	22	2	334
U.S. special revenue and special assessment	15,451	585	280	15,756
Industrial and miscellaneous unaffiliated	61,515	787	1,554	60,748
Parent, subsidiaries, and affiliates	1,909	1	—	1,910
Total	$84,920	$1,589	$1,971	$84,538
Common and Preferred Stocks

The carrying value of and change in unrealized gains (losses) generated by common and preferred stocks at December 31, 2019, 2018 and 2017 were as follows (in millions):

	2019		2018
	Carrying Value	Change in Unrealized Gains (Losses)	Carrying Value	Change in Unrealized Gains (Losses)
Common stocks	$1,644	$239	$1,315	$(142)
Preferred stocks	13	—	12	—
Total	$1,657	$239	$1,327	$(142)
Mortgage Loans
The Company’s mortgage loans are diversified by property type, location and borrower, and are collateralized. The maximum and minimum lending rates for new commercial mortgage loans funded during 2019 were 6.4% and 3.0% and funded during 2018 were 8.4% and 3.4%, respectively. The maximum percentage of any one commercial loan to the value of the collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages was 92.4% (average percentage was 53.4% and 52.7% at December 31, 2019 and 2018, respectively). The maximum percentage of any residential loan to the value of the collateral at the time of the loan was 80% (average percentage was 50.4% and 49.3% at December 31, 2019 and 2018, respectively). The Company has no significant credit risk exposure to any one individual borrower.

The majority of the Company's commercial mortgage loans were held in a form of participations with the carrying value of $14,598 million and $14,088 million at December 31, 2019 and 2018, respectively. These loans were originated or acquired by New York Life. For residential mortgages, the carrying value of participations with New York Life were $1 million and $2 million at December 31, 2019 and 2018, respectively. Refer to Note 11- Related Party Transactions for more details.

18

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)
At December 31, 2019 and 2018, the distribution of the mortgage loan portfolio by property type and geographic location were as follows ($ in millions):

	2019		2018
	Carrying Value	% of Total	Carrying Value	% of Total
Property Type:
Apartment buildings	$4,729	32.2%	$4,597	32.4%
Office buildings	4,101	27.9	4,150	29.2
Retail facilities	3,277	22.3	3,364	23.7
Industrial	2,329	15.8	1,866	13.1
Hotels	239	1.6	202	1.4
Residential	16	0.2	24	0.2
Other	6	—	6	—
Total	$14,697	100.0%	$14,210	100.0%

	2019		2018
	Carrying Value	% of Total	Carrying Value	% of Total
Geographic Location:
Central	$3,754	25.5%	$3,520	24.8%
South Atlantic	3,273	22.3	3,562	25.1
Pacific	3,255	22.1	2,916	20.5
Middle Atlantic	3,249	22.1	3,030	21.3
New England	1,148	7.8	1,183	8.3
Other	18	0.2	—	—
Total	$14,697	100.0%	$14,210	100.0%

At December 31, 2019 and 2018, $1 million and $3 million, respectively, of mortgage loans were past due 90 days and over.

The Company maintains a watchlist of commercial loans that may potentially be impaired. The general guidelines analyzed to include commercial loans within the watchlist are loan-to-value ratio (“LTV”), asset performance such as debt service coverage ratio, lease rollovers, income/expense hurdles, major tenant or borrower issues, the economic climate, and catastrophic events, among others. Loans placed on the watchlist generally take priority in being revalued in the Company’s inspection/evaluation commercial loan program that revalues properties securing commercial mortgage loans. The guideline for analyzing residential loans occurs once a loan is 60 or more days delinquent. At that point, an appraisal or broker’s price opinion of the underlying asset is obtained.

19

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)
Fair value of the collateral for commercial mortgages (excluding credit loans) over $5 million is updated every three years, unless a more current appraisal is warranted and commercial mortgages less than $5 million have an on-site inspection performed by an external inspection service every 3 years. If the loan is determined to be troubled, the loan is more frequently monitored as to its status. LTV, which is based on collateral values, is deemed as one of the key mortgage loan indicators to assess credit quality and to assist in identifying problem loans. At December 31, 2019 and 2018, LTVs on the Company’s mortgage loans were as follows (in millions):

	2019
Loan to Value % (By Class)	Apartment Buildings	Office Buildings	Retail Facilities	Industrial	Hotels	Residential	Other	Total
Above 95%	$—	$—	$128	$—	$—	$—	$—	$128
91% to 95%	—	—	—	—	—	—	—	—
81% to 90%	—	—	—	—	—	—	—	—
71% to 80%	516	123	26	—	—	—	—	665
Below 70%	4,213	3,978	3,123	2,329	239	16	6	13,904
Total	$4,729	$4,101	$3,277	$2,329	$239	$16	$6	$14,697

	2018
Loan to Value % (By Class)	Apartment Buildings	Office Buildings	Retail Facilities	Industrial	Hotels	Residential	Other	Total
Above 95%	$—	$—	$—	$—	$—	$—	$—	$—
91% to 95%	—	—	—	—	—	—	—	—
81% to 90%	—	43	—	—	—		—	43
71% to 80%	491	—	126	—	—	3	—	620
Below 70%	4,106	4,108	3,238	1,866	202	21	6	13,547
Total	$4,597	$4,151	$3,364	$1,866	$202	$24	$6	$14,210

At December 31, 2019 and 2018, impaired mortgage loans were as follows (in millions):

	2019
Type	Impaired Loans with Allowance for Credit Losses	Related Allowance	Impaired Loans Without Allowance for Credit Losses	Average Recorded Investment	Interest Income Recognized	Interest Income on a Cash Basis During the Period
Residential	$—	$—	$1	$2	$—	$—
Commercial	128	(17)	—	5	—	—
Total	$128	$(17)	$1	$7	$—	$—

	2018
Type	Impaired Loans with Allowance for Credit Losses	Related Allowance	Impaired Loans Without Allowance for Credit Losses	Average Recorded Investment	Interest Income Recognized	Interest Income on a Cash Basis During the Period
Residential	$—	$—	$3	$3	$—	$—
Commercial	—	—	—	—	—	—
Total	$—	$—	$3	$3	$—	$—

20

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)
Other Invested Assets
The carrying value of other invested assets at December 31, 2019 and 2018 consisted of the following (in millions):

	2019	2018
Investment in MCF	$676	$630
Limited partnerships and limited liability companies	665	503
Other investments	128	125
Real estate investment property(1)	101	57
LIHTC investments	53	66
Total other invested assets	$1,623	$1,381
(1) At December 31, 2019 and 2018, the Company had $1 million and $1 million, respectively, of real estate that was held for sale, which consisted of residential properties acquired through foreclosure.

Net investment income (loss) and change in unrealized gains for other invested assets for the years ended December 31, 2019, 2018 and 2017 consisted of the following (in millions):

	2019		2018		2017
	Net Investment Income (Loss)	Unrealized Gains (Losses)(1)	Net Investment Income (Loss)	Unrealized Gains (Losses)(1)	Net Investment Income (Loss)	Unrealized Gains (Losses)(1)
Investment in MCF	$99	$46	$77	$29	$63	$28
Limited partnerships and limited liability companies	16	40	4	—	39	9
Other investments	6	—	6	—	5	1
Real estate investment property	9	—	4	—	4	—
LIHTC investments	(14)	—	(16)	—	(36)	—
Total other invested assets	$116	$86	$75	$29	$75	$38
(1) Includes unrealized foreign exchange gains (losses) of ($4) million, less than $1 million, and $1 million in 2019, 2018, and 2017, respectively.

Limited partnerships and limited liability companies primarily consist of limited partnership interests in mezzanine funds, wind energy investments, and other equity investments. Distributions, other than those deemed a return of capital, are recorded as Net investment income in the accompanying Statutory Statements of Operations. Undistributed earnings are included in unrealized gains and losses in surplus.

Investment in MCF consists of the Company's equity investment in this affiliate. The Company owns a majority interest in MCF. Dividends are recorded in Net investment income in the accompanying Statutory Statements of Operations when declared and changes in the equity of this investment are recorded in unrealized gains and losses in surplus. Refer to Note 11 - Related Party Transactions for more details on other transactions held with MCF.

Other investments consist primarily of investments in surplus notes and other investments with characteristics of debt. Interest earned on these investments is included in Net investment income in the accompanying Statutory Statements of Operations.
21

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)
The Company receives tax credits related to its investments in LIHTC partnerships. The Company’s unexpired tax credits on its investments in LIHTC expire within a range of 3 year to 10 years. During 2019 and 2018, the Company recorded amortization on these investments under the proportional amortized cost method of $14 million and $16 million, respectively. The Company recorded tax credits and other tax benefits on these investments of $18 million, $26 million, and $34 million for 2019, 2018 and 2017, respectively. The minimum holding period required for the Company’s LIHTC investments extends from 3 years to 12 years. The LIHTC investments are periodically subject to regulatory reviews by housing authorities where the properties are located. The Company is not aware of any adverse issues related to such regulatory reviews The Company's investment in LIHTC partnerships includes $9 million and $11 million of unfunded commitments at December 31, 2019 and 2018, respectively.
Assets on Deposit or Pledged as Collateral
At December 31, 2019 and 2018, the Company’s restricted assets (including pledged collateral) were as follows ($ in millions):

	2019
	Gross (Admitted and Nonadmitted) Restricted					Percentage
Restricted Asset Category	Total General Account (G/A)	Total From Prior Year	Increase (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted	Gross (Admitted and Non-admitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$675	$675	$—	$—	$675	0.41%	0.41%
Subject to reverse repurchase agreements	220	220	—	—	220	0.13%	0.13%
Subject to dollar repurchase agreements	1	—	1	—	1	0.00%	0.00%
Letter stock or securities restricted as to sale - excluding Federal Home Loan Bank (“FHLB”) capital stock	20	19	1	—	20	0.01%	0.01%
FHLB capital stock	28	28	—	—	28	0.02%	0.02%
On deposit with states	4	3	1	—	4	0.00%	0.00%
Total restricted assets	$948	$945	$3	$—	$948	0.57%	0.58%
22

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)

	2018
	Gross (Admitted and Nonadmitted) Restricted					Percentage
Restricted Asset Category	Total General Account (G/A)	Total From Prior Year	Increase (Decrease)	Total Nonadmitted Restricted	Total Admitted Restricted	Gross (Admitted and Non-admitted) Restricted to Total Assets	Admitted Restricted to Total Admitted Assets
Collateral held under security lending agreements	$675	$675	$—	$—	$675	0.44%	0.44%
Subject to reverse repurchase agreements	220	223	(3)	—	220	0.14%	0.14%
Letter stock or securities restricted as to sale - excluding FHLB capital stock	19	7	12	—	19	0.01%	0.01%
FHLB capital stock	28	26	2	—	28	0.02%	0.02%
On deposit with states	3	4	(1)	—	3	0.00%	0.00%
Total restricted assets	$945	$935	$10	$—	$945	0.61%	0.62%
Loaned Securities and Repurchase Agreements
The Company participates in securities lending programs whereby securities, which are included in investments, are loaned to third parties for the purpose of enhancing income on securities held through reinvestment of cash collateral received upon lending. For securities lending transactions, the Company requires initial collateral, usually in the form of cash, equal to 102% of the fair value of domestic securities loaned. The borrower of the loaned securities is permitted to sell or repledge those securities. At December 31, 2019 and 2018, the Company recorded cash collateral received under these agreements of $675 million, and established a corresponding liability for the same amount, which is included in Amounts payable under security lending agreements in the accompanying Statutory Statements of Financial Position. For securities lending transactions, the carrying value of securities classified as bonds and on loan at December 31, 2019 was $625 million, with a fair value of $659 million. At December 31, 2018, the carrying value was $685 million, with a fair value of $659 million. The reinvested collateral is reported in bonds, Cash equivalent and short-term investments in the accompanying Statutory Statements of Financial Position. The total fair value of all reinvested collateral positions was $691 million and $687 million at December 31, 2019 and 2018, respectively.

The Company participates in dollar repurchase agreements to sell and repurchase securities. The purchaser of the securities is permitted to sell or repledge those securities. The liability for repurchasing the assets is included in Borrowed money in the accompanying Statutory Statements of Financial Position. At December 31, 2019, the Company was a party to dollar repurchase agreements in the general account for $1 million. At December 31, 2018, the Company did not have any dollar repurchase agreements in the general account. At December 31, 2019 and 2018, the Company was not a party to any dollar repurchase agreements in the separate accounts.

At December 31, 2019, the carrying value and fair value of securities held under agreements to purchase and resell was $220 million, which were classified as tri-party reverse repurchase agreements and included with Cash, cash equivalents and short-term investments in the accompanying Statutory Statements of Financial Position. The securities had a weighted average maturity of two days and a weighted average yield of 1.5%. At December 31, 2018, the carrying value and fair value of securities held under agreements to purchase and resell was $220 million, which were classified as tri-party reverse repurchase agreements and included with Cash, cash equivalents and short-term investments in the accompanying Statutory Statements of Financial Position. The securities had a weighted average maturity of two days and a weighted average yield of 2.9%.
23

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)
Collateral Received
At December 31, 2019 and 2018, assets received as collateral are reflected within the accompanying Statutory Statements of Financial Position, along with a liability to return such collateral were as follows ($ in millions):

	2019
Cash Collateral Assets	Book/Adjusted Carrying Value	Fair Value	% Total Assets (Admitted and Nonadmitted)	% Total Admitted Assets
Securities lending	$675	$675	0.6%	0.6%
Derivatives	337	337	0.3	0.3
Cash received on repurchase transactions	1	1	—	—
Total	$1,013	$1,013	0.8%	0.8%

	2018
Cash Collateral Assets	Book/Adjusted Carrying Value	Fair Value	% Total Assets (Admitted and Nonadmitted)	% Total Admitted Assets
Securities lending	$675	$675	0.6%	0.6%
Derivatives	307	307	0.3	0.3
Total	$982	$982	0.9%	0.9%

Cash received on securities lending transactions and repurchase agreements is then reinvested in short-term investments and bonds with various maturities.

	2019		2018
Recognized Liability to Return Collateral	Amount	% Total Liabilities	Amount	% Total Liabilities
Amounts payable under securities lending agreements	$675	0.6%	$675	0.6%
Other liabilities (derivatives)	331	0.3	302	0.3
Separate accounts liabilities (derivatives)	6	—	5	—
Borrowed money (repurchase agreements)	1	—	—	—
Total	$1,013	0.9%	$982	0.9%
24

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)
Composition of Collateral Received
The following table presents the terms and amounts of cash collateral received under security lending transactions and dollar repurchase agreements for the following types of securities loaned at December 31, 2019 and 2018 (in millions):

	2019
	Remaining Contractual Maturity of the Agreements
	Open	30 days or less		31 to 60 days	61 to 90 days	Greater than 90 days	Total
US. Treasury	$30	$—		$—	$—	$—	$30
U.S. government corporation & agencies	14	1	(1)	—	—	—	15
Foreign governments	1	—		—	—	—	1
U.S. corporate	555	—		—	—	—	555
Foreign corporate	75	—		—	—	—	75
Non-agency ABS	—	—		—	—	—	—
Total general account securities lending transactions	$675	$1		$—	$—	$—	$676
(1) Represents dollar repurchase agreements in the general account

	2018
	Remaining Contractual Maturity of the Agreements
	Open	30 days or less	31 to 60 days	61 to 90 days	Greater than 90 days	Total
US. Treasury	$58	$—	$—	$—	$—	$58
U.S. government corporation & agencies	38	—	—	—	—	38
Foreign governments	5	—	—	—	—	5
U.S. corporate	471	—	—	—	—	471
Foreign corporate	103	—	—	—	—	103
Non-agency ABS	—	—	—	—	—	—
Total general account securities lending transactions	$675	$—	$—	$—	$—	$675

At December 31, 2019 and 2018, there was no separate account securities cash collateral received under securities lending agreements.
25

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)
Reinvestment of Collateral Received
The following tables present the term and aggregate fair value at December 31, 2019 and 2018 from the reinvestment of all collateral received in securities lending and dollar repurchase agreements (in millions):

	2019		2018
Period to Maturity	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Open	$—	$—	$—	$—
30 days or less	416	416	448	448
31 to 60 days	65	65	25	25
61 to 90 days	22	22	5	5
91 to 120 days	5	5	—	—
121 to 180 days	33	33	11	11
181 to 365 days	26	26	40	40
1 to 2 years	107	107	85	85
2 to 3 years	15	15	62	62
Greater than 3 years	3	3	11	11
Total collateral reinvested	$692	$692	$687	$687

To help manage the mismatch of maturity dates between the security lending transactions and the related reinvestment of the collateral received, the Company invests in highly liquid assets.
Reverse Repurchase Agreement Transactions
The following table provides contractual maturity related to tri-party reverse repurchase agreements at December 31, 2019 and 2018 (in millions):

	2019		2018
	Maximum Balance	Ending Balance	Maximum Balance	Ending Balance
Open - No Maturity	$—	$—	$—	$—
Overnight	$—	$—	$—	$—
2 Days to 1 Week	$228	$220	$223	$220
> 1 Week to 1 Month	$—	$—	$—	$—
> 1 Month to 3 Months	$—	$—	$—	$—
> 3 Months to 1 Year	$—	$—	$—	$—
> 1 Year	$—	$—	$—	$—

At December 31, 2019 and 2018, the Company did not have any defaulted reverse repurchase agreements.
26

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)
The following table presents the fair value of securities acquired under tri-party reverse repurchase agreement transactions, which were all NAIC rating of 1, for all four quarters of 2019 and 2018 (in millions):

	Maximum Balance	Ending Balance
Fourth Quarter 2019	$228	$220
Third Quarter 2019	$195	$178
Second Quarter 2019	$183	$182
First Quarter 2019	$224	$178

Fourth Quarter 2018	$223	$220
Third Quarter 2018	$227	$220
Second Quarter 2018	$230	$225
First Quarter 2018	$220	$210

The following table presents the securities at fair value pledged as collateral used in tri-party reverse repurchase agreements by remaining contractual maturity for four quarters of 2019 and 2018 (in millions):

	Overnight and Continuous	30 days or Less	31 to 90 Days	> 90 Days
Maximum Amount
Fourth Quarter 2019	$—	$—	$—	$233
Third Quarter 2019	$—	$—	$—	$198
Second Quarter 2019	$—	$—	$—	$187
First Quarter 2019	$—	$—	$—	$228

Fourth Quarter 2018	$—	$—	$—	$228
Third Quarter 2018	$—	$—	$—	$232
Second Quarter 2018	$—	$—	$—	$235
First Quarter 2018	$—	$—	$—	$225

Ending Balance
Fourth Quarter 2019	$—	$—	$—	$224
Third Quarter 2019	$—	$—	$—	$182
Second Quarter 2019	$—	$—	$—	$186
First Quarter 2019	$—	$—	$—	$181

Fourth Quarter 2018	$—	$—	$—	$225
Third Quarter 2018	$—	$—	$—	$224
Second Quarter 2018	$—	$—	$—	$229
First Quarter 2018	$—	$—	$—	$215
At December 31, 2019, the Company did not have a recognized receivable for return of collateral or a recognized liability to return collateral.

27

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)
Insurer Self-Certified Securities
The following represents securities for which the Company does not have all the information required for the NAIC to provide an NAIC designation, but for which the Company is receiving timely payments of principal and interest. These securities are referred to as "5GI Securities" ($ in millions):

General Account	2019			2018
Investments	Number of 5GI Securities	Carrying Value	Estimated Fair Value	Number of 5GI Securities	Carrying Value	Estimated Fair Value
Bonds	4	$3	$4	2	$3	$1
Loan-backed and structured securities	6	5	6	3	5	5
Preferred stock	1	—	—	—	—	—
Total	11	$8	$10	5	$8	$6

The Company did not have any 5GI securities in its separate accounts at December 31, 2019 and 2018.
Wash Sales
In the course of the Company’s investment management activities, securities may be sold and purchased within 30 days of the sale date to meet individual portfolio objectives and to achieve the ongoing rebalancing of exposure.

The details by NAIC designation of 3 or below, or unrated, of securities sold during the years ended December 31, 2019 and 2018, and reacquired within 30 days of the sale date are as follows ($ in millions):

2019
Description	NAIC Designation	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Realized Gains (Losses)
Bonds	NAIC 3	—	$—	$—	$—
Bonds	NAIC 4	—	—	—	—
Bonds	NAIC 5	—	—	—	—
Bonds	NAIC 6	—	—	—	—
Preferred stock	NAIC 3	—	—	—	—
Preferred stock	NAIC 4	—	—	—	—
Preferred stock	NAIC 5	—	—	—	—
Preferred stock	NAIC 6	—	—	—	—
Common stock		93	3	4	—
		93	$3	$4	$—
28

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 6 - INVESTMENTS (continued)

2018
Description	NAIC Designation	Number of Transactions	Book Value of Securities Sold	Cost of Securities Repurchased	Realized Gains (Losses)
Bonds	NAIC 3	—	$—	$—	$—
Bonds	NAIC 4	4	1	1	—
Bonds	NAIC 5	1	—	—	—
Bonds	NAIC 6	—	—	—	—
Preferred stock	NAIC 3	1	—	—	—
Preferred stock	NAIC 4	—	—	—	—
Preferred stock	NAIC 5	—	—	—	—
Preferred stock	NAIC 6	—	—	—	—
Common stock		497	70	72	3
		503	$71	$73	$3

NOTE 7 - DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT

The Company uses derivative instruments to manage interest rate, equity, and currency risk. These derivative instruments include foreign currency and bond forwards, interest rate and equity options, interest rate futures, interest rate, total return and foreign currency swaps. The Company does not engage in derivative instrument transactions for speculative purposes.

The Company may enter into exchange-traded futures and over-the-counter (“OTC”) derivative instruments. Exchange traded derivatives are executed through regulated exchanges and require daily posting of initial and variation margin. The Company is exposed to credit risk resulting from default of the exchange.

OTC derivatives may either be cleared through a clearinghouse (“OTC-cleared”) or transacted between the Company and a counterparty under bilateral agreements (“OTC-bilateral”). Similar to exchange traded futures, OTC-cleared derivatives require initial and daily variation margin collateral postings. When transacting OTC-cleared derivatives, the Company is exposed to credit risk resulting from default of the clearinghouse and/or default of the Futures Commission Merchant (e.g. clearinghouse agent).

When transacting OTC-bilateral derivatives, the Company is exposed to the potential default of its OTC-bilateral counterparty. The Company deals with a large number of highly rated OTC-bilateral counterparties, thus limiting its exposure to any single counterparty. The Company has controls in place to monitor credit exposures of OTC-bilateral counterparties by limiting transactions within specified dollar limits and continuously assessing the creditworthiness of its counterparties. The Company uses master netting agreements and adjusts transaction levels, when appropriate, to minimize risk. The Company’s policy is to not offset amounts for derivatives executed with the same counterparty under the same master netting agreement with the associated collateral.

Credit risk is managed by entering into transactions with creditworthy counterparties and obtaining collateral where appropriate. All of the net credit exposure for the Company from derivative contracts is with investment-grade counterparties. For OTC-cleared and exchange traded derivatives, the Company obtains collateral through variation margin which is adjusted daily based on the parties’ net derivative position.

For OTC-bilateral derivatives, the Company obtains collateral in accordance with the terms of credit support annexes ("CSAs") negotiated as part of the master agreements entered into with most OTC-bilateral counterparties. The CSA defines the terms under which collateral is transferred between the parties in order to mitigate credit risk arising from “in the money” derivative positions. The CSA requires that an OTC-bilateral counterparty post collateral to secure its anticipated derivative obligation, taking into account netting arrangements. In addition, certain
29

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 7 - DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT (continued)

of the Company’s contracts require that if the Company’s (or its counterparty’s) credit rating were to fall below a specified rating assigned by a credit rating agency, the other party could request immediate payout on all transactions under the contracts or full collateralization of the positions thereunder. Cash collateral is invested in short-term investments The aggregate fair value of all OTC-bilateral derivative instruments with credit-risk-related contingent features that are in a net liability position at December 31, 2019 and 2018 was $3 million and 2 million, respectively, for which the Company has posted collateral with a fair value of $2 million and $ 2 million, respectively. If the credit contingent features had been triggered at December 31, 2019, the Company estimates that it would have to post $2 million for a downgrade that would trigger full collateralization.

The Company may be exposed to credit-related losses in the event that an OTC-bilateral counterparty fails to perform its obligations under its contractual terms. In contractual arrangements with OTC-bilateral counterparties that do not include netting provisions, in the event of default, credit exposure is limited to the positive fair value of derivatives at the reporting date. In contractual arrangements with OTC-bilateral counterparties that include netting provisions, in the event of default, credit exposure is limited to the net fair value, if positive, of all derivatives at the reporting date. At December 31, 2019 and 2018, the Company held collateral for derivatives of $391 million and $325 million, respectively, including $68 million and 23 million, respectively, of securities. Fair value of derivatives in a net asset position, net of collateral, was $0 million and $1 million at December 31, 2019 and 2018, respectively.
Interest Rate Risk Management
The Company enters into various types of interest rate derivatives primarily to minimize exposure to fluctuations in interest rates on assets and liabilities held by the Company.

Interest rate swaps are used by the Company to hedge interest rate risk for individual and portfolios of assets. Interest rate swaps are agreements with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to an agreed upon notional value. Generally, no cash is exchanged at the onset of the contract and no principal payments are made by either party. The Company does not act as an intermediary or broker in interest rate swaps.

Interest rate (Treasury) futures are used by the Company to manage duration of the Company's fixed income portfolio. Interest rate futures are exchange traded contracts to buy or sell a bond at a specific price at a future date.
Interest rate options are used by the Company to hedge the risk of increasing interest rates on policyholder liabilities. Under these contracts, the Company will receive payments from counterparties should an agreed upon interest rate level be reached and payments will continue to increase under the option contract until an agreed upon interest rate ceiling, if applicable.
Replication Transactions
Bond forwards and total return swaps are paired with investment grade bonds to replicate the return and price risk of long-dated fixed income securities.
Currency Risk Management
The primary purpose of the Company’s foreign currency hedging activities is to protect the value of foreign currency denominated assets from the risk of changes in foreign exchange rates.

Foreign currency swaps are agreements with other parties to exchange, at specified intervals, principal and interest in one currency for the same in another, at a fixed exchange rate, which is generally set at inception and calculated by reference to an agreed upon notional value. Generally, only principal payments are exchanged at the onset and the end of the contract.

Foreign currency forwards involve the exchange of foreign currencies at a specified future date and at a specified price. No cash is exchanged at the time the agreement is entered into.
30

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 7 - DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT (continued)

Equity Risk Management
The Company purchases equity put options to minimize exposure to the equity risk associated with guarantees on certain underlying policyholder liabilities. There are upfront fees paid related to option contracts at the time the agreements are entered into.

The following tables present the notional amount, gross fair value and carrying value of derivative instruments that are qualifying and designated for hedge accounting, by type of hedge designation, and those that are not designated for hedge accounting at December 31, 2019 and 2018 (in millions):

	2019
	Primary Risk Exposure	Notional Amount(1)	Fair Value(2)		Carrying Value(3)
Derivative Type			Asset	Liability	Asset	Liability
Derivatives qualifying and designated:
Cash flow hedges:
Foreign currency swaps	Currency	$14	$2	$—	$2	$—
Interest rate swaps	Interest	12	4	—	—	—
Replications:
Bond forwards	Interest	5	—	1	—	—
Total return swaps	Interest	5	—	—	—	—
Total derivatives qualifying and designated		36	6	1	2	—
Derivatives not designated:
Foreign currency forwards	Currency	335	2	3	2	3
Foreign currency swaps	Currency	3,673	280	30	280	30
Futures	Interest	35	—	—	—	—
Equity options	Equity	290	9	—	9	—
Interest rate options	Interest	42,972	1	—	1	—
Interest rate swaps	Interest	2,480	71	2	71	2
Total derivatives not designated		49,785	363	35	363	35
Total derivatives		$49,821	$369	$36	$365	$35
(1) Notional amount of derivative instruments provides a measure of involvement in these types of transactions and generally does not represent the amount exchanged between the parties engaged in the transaction.
(2) For a discussion of valuation methods for derivative instruments refer to Note 9 - Fair Value Measurements.
(3) The carrying value of derivatives in an asset position is reported within Other investments and the carrying value of derivatives in a liability position is reported within Other liabilities in the accompanying Statutory Statements of Financial Position.

31

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 7 - DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT (continued)

	2018
	Primary Risk Exposure	Notional Amount(1)	Fair Value(2)		Carrying Value(3)
Derivative Type			Asset	Liability	Asset	Liability
Derivatives qualifying and designated:
Cash flow hedges:
Foreign currency swaps	Currency	$68	$13	$—	$14	$—
Interest rate swaps	Interest	12	3	—	—	—
Total derivatives qualifying and designated		80	16	—	14	—
Derivatives not designated:
Foreign currency forwards	Currency	195	3	—	3	—
Foreign currency swaps	Currency	3,227	309	42	309	42
Futures	Interest	18	—	—	—	—
Equity options	Equity	652	33	—	33	—
Interest rate options	Interest	44,773	32	—	32	—
Interest rate swaps	Interest	2,754	27	62	27	62
Total derivatives not designated		51,619	404	104	404	104
Total derivatives		$51,699	$420	$104	$418	$104
(1) Notional amount of derivative instruments provides a measure of involvement in these types of transactions and generally does not represent the amount exchanged between the parties engaged in the transaction.
(2) For a discussion of valuation methods for derivative instruments refer to Note 9 - Fair Value Measurements.
(3) The carrying value of derivatives in an asset position is reported within Other investments and the carrying value of derivatives in a liability position is reported within Other liabilities in the accompanying Statutory Statements of Financial Position.
Cash Flow Hedges
The Company’s cash flow hedges primarily include hedges of floating rate securities and foreign currency denominated assets. Derivative instruments used in cash flow hedges that meet criteria indicating that they are highly effective are valued and reported in a manner that is consistent with the hedged asset.

The Company designates and accounts for the following as qualified cash flow hedges: (1) interest rate swaps used to convert floating rate investments to fixed rate investments; (2) foreign currency swaps used to hedge the foreign currency cash flow exposure of foreign currency denominated investments.

The following table presents the effects of derivatives in cash flow hedging relationships for the years ended December 31, 2019, 2018 and 2017 (in millions):

	Surplus(1)			Net Realized Capital Gains (Losses)			Net Investment Income
Derivative Type	2019	2018	2017	2019	2018	2017	2019	2018	2017
Foreign currency swaps	$(12)	$5	$(1)	$10	$—	$(4)	$1	$1	$1
Interest rate swaps	—	—	—	—	—	—	—	—	—
Total	$(12)	$5	$(1)	$10	$—	$(4)	$1	$1	$1
(1) The amount of gain (loss) recognized in surplus is reported as a Change in net unrealized losses on investments in the accompanying Statutory Statements of Changes in Surplus.

32

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 7 - DERIVATIVE INSTRUMENTS AND RISK MANAGEMENT (continued)

Derivatives Not Designated
The following table summarizes the surplus and net income impact on derivative instruments not designated for hedge accounting for the years ended December 31, 2019, 2018 and 2017 (in millions):

	Surplus(1)			Net Realized Capital Gains (Losses)			Net Investment Income
Derivative Type	2019	2018	2017	2019	2018	2017	2019	2018	2017
Equity options	$(5)	$9	$(15)	$(4)	$—	$—	$(7)	$(7)	$(7)
Foreign currency forwards	(4)	3	(5)	14	9	(5)	—	—	—
Foreign currency swaps	(16)	187	(239)	36	3	10	46	35	30
Futures	(1)	—	—	1	(1)	—	—	—	—
Interest rate options	(10)	(2)	(3)	—	—	—	(21)	(13)	(8)
Interest rate swaps	103	(39)	5	—	(27)	—	8	10	19
Total	$67	$158	$(257)	$47	$(16)	$5	$26	$25	$34
(1) The amount of gain (loss) recognized in surplus is reported as a Change in net unrealized gains (losses) on investments in the accompanying Statutory Statements of Changes in Surplus.

NOTE 8 - SEPARATE ACCOUNTS
Separate Accounts Activity
The Company utilizes separate accounts to record and account for assets and liabilities for particular lines of business and/or transactions, including variable universal life (“VUL”) insurance products guaranteed, VUL insurance products non-guaranteed, variable annuity (“VA”) products non-guaranteed, universal life (“UL”) insurance products guaranteed.

In accordance with the domiciliary state procedures for approving items within the separate accounts, the separate accounts classification of the following items are supported by a specific state statute:

The separate accounts are subject to Section 2932 of the Delaware Insurance Code and the regulations there under. Assets of guaranteed separate accounts are invested in accordance with the provisions of Chapter 13 of the Delaware Insurance Code.

All items that were permitted for separate accounts reporting were supported by state statute.

33

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 8 - SEPARATE ACCOUNTS (continued)
The assets legally and not legally insulated from the general account at December 31, 2019 and 2018 are attributed to the following products/transactions (in millions):

	2019		2018
Product/Transaction	Legally Insulated Assets	Separate Accounts Assets (Not Legally Insulated)(1)	Legally Insulated Assets	Separate Accounts Assets (Not Legally Insulated)(2)
VA products non-guaranteed	$29,735	$33	$25,348	$33
VUL insurance products non-guaranteed	9,188	1	6,913	3
UL insurance products guaranteed	5,955	13	5,960	8
VUL insurance products guaranteed	216	6	195	6
Total	$45,094	$53	$38,416	$50
(1) Separate accounts assets classified as not legally insulated support $37 million of remittances and items not allocated and other transfers to the general account due or accrued (net), $13 million of derivatives, $2 million of other liabilities and $1 million of surplus.
(2) Separate accounts assets classified as not legally insulated support $33 million of remittances and items not allocated and other transfers to the general account due or accrued (net), $10 million of derivatives, $5 million of other liabilities, $1 million of payable for securities and $1 million of surplus.
Guaranteed Separate Accounts
The Company maintains four guaranteed separate accounts for universal life insurance policies and one guaranteed separate accounts for a private placement variable universal life policy, with assets of $6,190 million and $6,169 million at December 31, 2019 and 2018, respectively. These accounts provide a guarantee of principal and interest with a market value adjustment imposed upon certain surrenders. A transfer adjustment charge is imposed upon certain transfers. Interest rates on these contracts may be adjusted periodically. The assets of these separate accounts are stated at amortized cost up to the value of policyholder reserves and at fair value thereafter. Certain derivatives not qualifying for hedge accounting are stated at fair value.
Non-Guaranteed Separate Accounts
The Company maintains non-guaranteed separate accounts for its VA and VUL products, some of which are registered with the Securities and Exchange Commission. Assets in non-guaranteed separate accounts were $38,957 million and $32,297 million at December 31, 2019 and 2018, respectively. The assets of these separate accounts represent investments in shares of New York Life sponsored MainStay VP Funds Trust and other non-proprietary insurance-dedicated funds.

Certain of these variable contracts have guaranteed minimum death benefit (“GMDB”) and guaranteed minimum accumulation benefit (“GMAB”) features that are guaranteed by the assets of the general account.

To compensate the general account for the risk taken, the separate accounts have paid risk charges as follows for the past five years (in millions):

Year	Amount
2019	$54
2018	$54
2017	$51
2016	$49
2015	$46
34

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 8 - SEPARATE ACCOUNTS (continued)
The general account of the Company made payments toward separate accounts guarantees as follows for the past five years (in millions):

Year	Amount
2019	$3
2018	$7
2017	$7
2016	$9
2015	$7

The general account holds reserves on these guarantees. Refer to Note 12 - Insurance Liabilities for discussion of GMAB and GMDB reserves.

Information regarding the separate accounts of the Company for the years ended December 31, 2019 and 2018 was as follows (in millions):

	2019
	Non-Indexed Guarantee Less than / Equal to 4%	Non-Indexed Guarantee More than 4%	Non-Guaranteed Separate Accounts	Total
Premiums, considerations or deposits	$1	$—	$3,108	$3,109
Reserves at 12/31:
For accounts with assets at:
Fair value	$—	$—	$37,978	$37,978
Amortized cost	5,672	493	—	6,165
Total reserves	$5,672	$493	$37,978	$44,143
By withdrawal characteristics:
With fair value adjustment	$5,672	$493	$—	$6,165
At fair value	—	—	37,978	37,978
Total reserves	$5,672	$493	$37,978	$44,143

	2018
	Non-Indexed Guarantee Less than / Equal to 4%	Non-Indexed Guarantee More than 4%	Non-Guaranteed Separate Accounts	Total
Premiums, considerations or deposits	$8	$—	$1,911	$1,919
Reserves at 12/31:
For accounts with assets at:
Fair value	$—	$—	$31,382	$31,382
Amortized cost	5,663	485	—	6,148
Total reserves	$5,663	$485	$31,382	$37,530
By withdrawal characteristics:
With fair value adjustment	$5,663	$485	$—	$6,148
At fair value	—	—	31,382	31,382
Total reserves	$5,663	$485	$31,382	$37,530

35

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 8 - SEPARATE ACCOUNTS (continued)

The following is a reconciliation of net transfers to (from) the general account to the separate accounts (in millions):

	2019	2018	2017
Transfers as reported in the Separate Accounts Statement:
Transfers to separate accounts	$3,110	$1,918	$1,948
Transfers from separate accounts	(2,412)	(2,128)	(1,705)
Net transfers to (from) separate accounts	698	(210)	243
Reconciling adjustment:
Reinsurance ceded	—	—	(3)
Net transfers as reported in the Company’s Statutory Statements of Operations	$698	$(210)	$240

NOTE 9 - FAIR VALUE MEASUREMENTS

The Company's financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on a hierarchy defined by SSAP No. 100, "Fair Value Measurements". Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels. The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement.

The levels of the fair value hierarchy are based on the inputs to the valuation as follows:

Level 1     Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market. Active markets are defined as a market in which many transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2    Observable inputs other than level 1 prices, such as quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active for identical or similar assets or liabilities, or other model driven inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Valuations are generally obtained from third-party pricing services for identical or comparable assets or liabilities or through the use of valuation methodologies using observable market inputs.

Level 3    Instruments whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions in pricing the asset or liability. Pricing may also be based upon broker quotes that do not represent an offer to transact. Prices are determined using valuation methodologies such as option pricing models, discounted cash flow models and other similar techniques. Non-binding broker quotes, which are utilized when pricing service information is not available, are reviewed for reasonableness based on the Company’s understanding of the market, and are generally considered Level 3. To the extent the internally developed valuations use significant unobservable inputs, they are classified as Level 3.

36

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 9 - FAIR VALUE MEASUREMENTS (continued)
Determination of Fair Value
The Company has an established and well-documented process for determining fair value. Security pricing is applied using a hierarchy approach whereby publicly available prices are first sought from nationally recognized third-party pricing services. For most private placement securities, the Company applies a matrix-based pricing methodology, which uses spreads derived from third-party benchmark bond indices. For private placement securities that cannot be priced through these processes, the Company uses internal models and calculations. All other securities are submitted to independent brokers for prices. The Company performs various analyses to ascertain that the prices represent fair value. Examples of procedures performed include, but are not limited to, back testing recent trades, monitoring trading volumes, and performing variance analysis of monthly price changes using different thresholds based on asset type. The Company also performs an annual review of all third-party pricing services. During this review, the Company obtains an understanding of the process and sources used by the pricing service to ensure that they maximize the use of observable inputs, the pricing service’s frequency of updating prices, and the controls that the pricing service uses to ensure that their prices reflect market assumptions. The Company also selects a sample of securities and obtains a more detailed understanding from each pricing service regarding how they derived the price assigned to each security. Where inputs or prices do not reflect market participant assumptions, the Company will challenge these prices and apply different methodologies that will enhance the use of observable inputs and data. The Company may use non-binding broker quotes or internal valuations to support the fair value of securities that go through this formal price challenge process.
In addition, the Company has a pricing committee that provides oversight over the Company’s prices and fair value process for securities. The committee meets quarterly and is responsible for the review and approval of the Company’s valuation procedures. The committee is also responsible for the review of pricing exception reports as well as the review of significant inputs used in the valuation of assets that are valued internally.

The following tables present the carrying amounts and estimated fair value of the Company’s financial instruments at December 31, 2019 and 2018 (in millions):

	2019
	Fair Value	Carrying Value	Level 1	Level 2	Level 3	NAV as a Practical Expedient
Assets:
Bonds	$93,812	$88,631	$83	$90,712	$3,017	$—
Preferred stocks	28	13	—	1	27	—
Common stocks(1)	1,644	1,644	1,521	—	40	83
Mortgage loans	15,249	14,697	—	—	15,249	—
Cash, cash equivalents and short-term investments	1,436	1,436	94	1,342	—	—
Derivatives	369	365	—	368	1	—
Derivatives collateral	2	2	—	2	—	—
Other invested assets(1)	208	173	—	103	105	—
Investment income due and accrued	741	741	—	741	—	—
Separate accounts assets	45,477	45,147	38,670	5,534	978	295
Total assets	$158,966	$152,849	$40,368	$98,803	$19,417	$378
Liabilities:
Annuities certain	$1,104	$1,073	$—	$—	$1,104	$—
Derivatives	36	35	—	36	—	—
Derivatives collateral	331	331	—	331	—	—
Amounts payable under securities lending agreements	676	676	—	676	—	—
Separate accounts liabilities - derivatives	17	13	—	14	3	—
Total liabilities	$2,164	$2,128	$—	$1,057	$1,107	$—
(1)Excludes investments accounted for under the equity method.
37

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 9 - FAIR VALUE MEASUREMENTS (continued)

	2018
	Fair Value	Carrying Value	Level 1	Level 2	Level 3	NAV as a Practical Expedient
Assets:
Bonds	$84,538	$84,920	$51	$81,405	$3,082	$—
Preferred stocks	21	12	—	—	21	—
Common stocks(1)	1,315	1,315	1,227	—	37	51
Mortgage loans	14,183	14,210	—	—	14,183	—
Cash, cash equivalents and short-term investments	1,891	1,891	86	1,805	—	—
Derivatives	420	418	—	388	32	—
Derivatives collateral	3	3	—	3	—	—
Other invested assets(1)	209	187	—	96	113	—
Investment income due and accrued	712	712	—	712	—	—
Separate accounts assets	38,466	38,466	32,035	5,284	874	273
Total assets	$141,758	$142,134	$33,399	$89,693	$18,342	$324
Liabilities:
Annuities certain	$942	$940	$—	$—	$942	$—
Derivatives	104	104	—	104	—	—
Derivatives collateral	302	302	—	302	—	—
Amounts payable under securities lending agreements	676	676	—	676	—	—
Separate accounts liabilities - derivatives	17	11	—	11	6	—
Total liabilities	$2,041	$2,033	$—	$1,093	$948	$—
(1)Excludes investments accounted for under the equity method.
Bonds
Bonds reported as Level 1 represent investments in certain exchange traded funds, which are allowed to be reported as bonds per the SVO instructions. These assets are priced based on unadjusted quoted prices in an active market. Securities priced using a pricing service are generally classified as Level 2. The pricing service generally uses an income-based valuation approach using a discounted cash-flow model or it may use a market approach by looking at recent trades of a specific security to determine fair value on public securities or a combination of the two. Typical inputs used by these pricing services include, but are not limited to: benchmark yields, reported trades, issuer spreads, bids, offers, benchmark securities, estimated cash flows and prepayment speeds.

Private placement securities are primarily priced using a market approach such as a matrix-based pricing methodology, which uses spreads derived from third-party benchmark bond indices. Specifically, the Barclays Investment Grade Corporate Index is used for investment-grade securities and the Citi High Yield Cash Index is used for below investment-grade securities. These indices are two widely recognized, reliable and well regarded benchmarks by participants in the financial services industry, which represent the broader U.S. public bond markets. The spreads derived from each matrix are adjusted for liquidity. The liquidity premium is standardized and based on market transactions. These securities are classified as Level 2.

Certain private placement securities that cannot be priced using the matrix pricing described above, are priced by an internally developed discounted cash flow model or are priced based on internal calculations. The model uses observable inputs with a discount rate based off spreads of comparable public bond issues, adjusted for liquidity, rating and maturity. The Company assigns a credit rating for private placement securities based upon internal analysis. The liquidity premium is usually based on market transactions. These securities are classified as Level 2.
38

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 9 - FAIR VALUE MEASUREMENTS (continued)
For some of the private placement securities priced through the model, the liquidity adjustments may not be based on market data, but rather, calculated internally. If the impact of the liquidity adjustment, which usually requires the most judgment, is not significant to the overall value of the security, the security is still classified as Level 2. If it is deemed to be significant, the security is classified as Level 3.

The valuation techniques for most Level 3 bonds are generally the same as those described in Level 2. However, if the investments are less liquid or are lightly traded, there is generally less observable market data, and therefore these investments will be classified as Level 3. Circumstances where observable market data are not available may include events such as market illiquidity and credit events related to the security. In addition, certain securities are priced based upon internal valuations using significant unobservable inputs. If a security could not be priced by a third-party vendor or through internal pricing models, broker quotes are received and reviewed by each investment analyst. These inputs may not be observable. Therefore, Level 3 classification is determined to be appropriate.

Included in bonds is an affiliated bond from MCF with a carrying value and a fair value of $2,151 million at December 31, 2019, and a carrying value and a fair value of $1,909 million at December 31, 2018. The fair value of this security is calculated internally and may include inputs that may not be observable. Therefore, this security is classified as Level 3.
Preferred Stocks
Preferred stocks valued using prices from third-party pricing services generally use a discounted cash flow model or a market approach to arrive at the security's fair value and are classified as Level 2. Preferred stocks classified as Level 3 are valued based on internal valuations where significant inputs are deemed to be unobservable.
Common Stocks
These securities are mostly comprised of exchange traded U.S. and foreign common stock and mutual funds. The fair value of these securities is primarily based on unadjusted quoted prices in active markets that are readily and regularly available and are classified as Level 1. Common stocks priced through an internal valuation where significant inputs are deemed to be unobservable, including securities issued by government organizations where fair value is fixed, are classified as Level 3. For common stocks that do not have a readily available fair value, NAV is used as a practical expedient.
Mortgage Loans
The estimated fair value of mortgage loans is determined using an income approach, based upon the present value of the expected cash flows discounted at an interpolated treasury yield plus a spread. The spread is based on management’s judgment and assumptions and it takes into account property type, LTV and remaining term of each loan. The spread is a significant component of the pricing inputs. These investments are classified as Level 3.
Cash, Cash Equivalents, Short-term Investments and Investment Income Due and Accrued
Cash on hand and money market mutual funds are classified as Level 1. Cash overdrafts (i.e. outstanding checks) are classified as Level 2. Due to the short-term maturities of cash equivalents, short-term investments, and investment income due and accrued, carrying value approximates fair valueand are classified as Level 2.
Derivatives
The fair value of derivative instruments is generally derived using valuation models that use an income approach, except for derivatives that are exchange-traded, which are valued using quoted prices in an active market. Where valuation models are used, the selection of a particular model depends upon the contractual terms of, and specific risks inherent in the instrument, as well as the availability of pricing information in the market. The Company generally uses similar models to value similar instruments. Valuation model inputs include contractual terms, yield curves, foreign exchange rates, equity prices, credit curves, measures of volatility, and other factors. Exchange traded derivatives are valued using a market approach as fair value is based on quoted prices in an active market and are classified as Level 1. OTC derivatives that trade in liquid markets, where model inputs are observable for
39

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 9 - FAIR VALUE MEASUREMENTS (continued)
substantially the full term, are classified as Level 2. Derivatives that are valued based upon models with any significant unobservable market inputs or inputs from less actively traded markets, or where the fair value is solely derived using broker quotations, are classified as Level 3.
Derivatives Collateral
The carrying value of these instruments approximates fair value since these assets and liabilities are generally short-term in nature.
Other Invested Assets
Other invested assets are principally comprised of LIHTC investments and other investments with characteristics of debt. The fair value of LIHTC investments is derived using an income valuation approach, which is based on a discounted cash flow calculation using a discount rate that is determined internally and therefore classified as Level 3 (refer to Note 6 - Investments for details on LIHTC investments). The fair value of the investments with debt characteristics is derived using an income valuation approach, which is based on discounted cash flow calculations that may or may not use observable inputs.
Separate Accounts Assets
Separate accounts assets reported as Level 1 in the fair value hierarchy are mostly comprised of exchange traded funds, common stocks and actively traded open-end mutual funds with a daily NAV. The NAV can be observed by redemption and subscription transactions between third parties, or may be obtained from third-party asset managers. Common stocks are generally traded on an exchange. Separate accounts assets reported as Level 2 relate to investments in U.S. government and treasury securities, corporate bonds and mortgage-backed securities. These separate accounts assets are valued and assigned within the fair value hierarchy, consistent with the methodologies described herein for similar financial instruments held within the general account of the Company.

The separate accounts also invest in limited partnerships and hedge fund investments. These investments are valued based on the latest NAV received.

The following tables provide additional information for investments that are measured at fair value using NAV as a practical expedient, as allowed under authoritative guidance, for investments that meet specified criteria (in millions):

2019
Category of Investment	Investment Strategy	Fair Value Determined using NAV	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Hedge fund	Multi-strategy	$268	$—	Monthly, Quarterly and Semi Annual	180 days or less
Hedge fund	Sector investing	24	—	Monthly	30 days
Hedge fund	Fixed Income Arbitrage	2	—	Quarterly	100 days or less
Hedge fund	Long/short equity	1	—	Monthly	30 days
Mutual Funds	Multi Strategy, Global Allocation	83	—	Quarterly, Weekly	5 days - 45 days (Assets subject to lock up periods)
		$378	$—
40

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 9 - FAIR VALUE MEASUREMENTS (continued)

2018
Category of Investment	Investment Strategy	Fair Value Determined using NAV	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Hedge fund	Multi-strategy	$249	$—	Quarterly, Monthly	180 days or less
Hedge fund	Sector investing	23	—	Monthly	30 days
Hedge fund	Long/short equity	1	—	Monthly	30 days
Mutual funds	Multi-strategy, global allocation	51	—	Quarterly, Weekly	5 days - 45 days (Assets subject to lock up periods)
		$324	$—
Annuities Certain
Fair values for annuities certain liabilities are estimated using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.
Separate Accounts Liabilities – Derivatives
For separate accounts derivative instruments, fair value is determined using the same procedures as the general account disclosed above.

The following tables present the balances of assets and liabilities measured at fair value at December 31, 2019 and 2018 (in millions):

	2019
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV as a Practical Expedient	Total
Assets at fair value
Bonds
U.S. corporate	$—	$—	$14	$—	$14
Non-agency ABS	—	22	2	—	24
Total bonds	—	22	16	—	38
Common stocks	1,521	—	40	83	1,644
Derivatives	—	363	1	—	364
Separate accounts assets	38,663	—	1	295	38,959
Total assets at fair value	$40,184	$385	$58	$378	$41,005
Liabilities at fair value
Derivatives	$—	$35	$—	$—	$35
Separate accounts liabilities - derivatives(1)	—	6	—	—	6
Total liabilities at fair value	$—	$41	$—	$—	$41
(1) Separate accounts contract holder liabilities are not included in the table as they are reported at contract value and not fair value in the Company’s statutory financial statements.
41

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 9 - FAIR VALUE MEASUREMENTS (continued)

	2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	NAV as a Practical Expedient	Total
Assets at fair value
Bonds
U.S. corporate	$—	$6	$—	$—	$6
Non-agency RMBS	—	1	—	—	1
Non-agency ABS	—	3	21	—	24
Total bonds	—	10	21	—	31
Common stocks	1,227	—	37	51	1,315
Derivatives	—	372	32	—	404
Separate accounts assets	32,025	3	3	273	32,304
Total assets at fair value	$33,252	$385	$93	$324	$34,054
Liabilities at fair value
Derivatives	$—	$104	$—	$—	$104
Separate accounts liabilities - derivatives(1)	—	5	—	—	5
Total liabilities at fair value	$—	$109	$—	$—	$109
(1) Separate accounts contract holder liabilities are not included in the table as they are reported at contract value and not fair value in the Company’s statutory financial statements.

The tables below present a reconciliation of Level 3 assets and liabilities for the years ended December 31, 2019 and 2018 (in millions):

	2019
	Balance at 1/1	Transfers into Level 3	Transfers out of Level 3	Total Gains (Losses) Included in Net Income	Total Gains (Losses) Included in Surplus	Purchases	Issuances	Sales	Settlements	Balance at 12/31
Bonds:
U.S. corporate	$—	$15	$—	$—	$—	$—	$—	$—	$(1)	$14
Non-agency ABS	21	2	(21)	—	—	—	—	—	—	2
Total bonds	21	17	(21)	—	—	—	—	—	(1)	16
Common stocks	37	—	(1)	(1)	(2)	20	—	(13)	—	40
Derivatives	32	—	—	(21)	(10)	—	—	—	—	1
Separate accounts assets	3	—	—	(2)	—	—	—	—	—	1
Total	$93	$17	$(22)	$(24)	$(12)	$20	$—	$(13)	$(1)	$58

42

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 9 - FAIR VALUE MEASUREMENTS (continued)

	2018
	Balance at 1/1	Change in Accounting Principle (1)	Transfers into Level 3	Transfers out of Level 3	Total Gains (Losses) Included in Net Income	Total Gains (Losses) Included in Surplus	Purchases	Issuances	Sales	Settlements	Balance at 12/31
Bonds:
Non-agency ABS	$1	$—	$20	$(1)	$—	$(3)	$6	$—	$—	$(2)	$21
Total bonds	1	—	20	(1)	—	(3)	6	—	—	(2)	21
Common stocks	32	—	3	(3)	(1)	5	4	—	(3)	—	37
Derivatives	4	—	—	(1)	(13)	(2)	44	—	—	—	32
Separate accounts assets	184	(182)	—	—	(2)	3	—	—	—	—	3
Total	$221	$(182)	$23	$(5)	$(16)	$3	$54	$—	$(3)	$(2)	$93

(1) In accordance with SSAP 100R, separate accounts assets which pertained primarily to investments in hedge funds were permitted to be shown as NAV as practical expedient instead of fair value.
Transfers Between Levels
Transfers between levels may occur due to changes in valuation sources, or changes in the availability of market observable inputs, which generally are caused by changes in market conditions such as liquidity, trading volume or bid-ask spreads or as a result of a security measured at amortized cost at the beginning of the period, but measured at estimated fair value at the end of the period, or vice versa due to a ratings downgrade or upgrade.
Transfers into and out of Level 3
The Company’s basis for transferring assets and liabilities into and out of Level 3 is based on changes in the observability of data, a change in the security’s measurement.

Transfers into Level 3 totaled $17 million for the year ended December 31, 2019, which primarily relates to $15 million of a U.S. corporate security and $2 million of non-agency asset-backed securities that were measured at amortized cost at the beginning of the period and measured at fair value at the end of the period. Transfers out of Level 3 totaled $22 million for the year ended December 31, 2019, which primarily relates to $21 million from a non-agency asset-backed security that was measured at fair value at the beginning of the period and measured at amortized cost at the end of the period, and common stock securities of $1 million that had a level change due to the use of a quoted price in an active model market.
Transfers into Level 3 totaled $23 million for the year ended December 31, 2018, which primarily relates to non-agency asset-backed securities which were measured at amortized cost at the beginning of the period and measured at fair value at the end of the period. Transfers out of Level 3 totaled $5 million, which primarily relates to common stock securities of $3 million that had a level change from 3 to 1 and a non-agency asset-backed security of $1 million that had a level change from 3 to 2.

There were no liabilities measured at fair value at December 31, 2019 and 2018.

43

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 10 - INVESTMENT INCOME AND CAPITAL GAINS AND LOSSES

The components of Net investment income for the years ended December 31, 2019, 2018, and 2017 were as follows (in millions):

	2019	2018	2017
Bonds	$3,454	$3,312	$3,193
Common stocks - unaffiliated	37	40	37
Mortgage loans	671	609	582
Policy loans	54	54	53
Other invested assets	125	83	83
Short-term investments	36	25	14
Derivative instruments	28	26	35
Gross investment income	4,405	4,149	3,997
Investment expenses	(178)	(161)	(146)
Net investment income	4,227	3,988	3,851
Net gain from separate accounts	47	43	50
Amortization of IMR	26	44	33
Net investment income, including amortization of IMR	$4,300	$4,075	$3,934

Due and accrued investment income is excluded from surplus when amounts are over 90 days past due or collection is uncertain.

The following table shows the Company's securities redeemed or otherwise disposed of as a result of a callable feature (including make whole call provisions) and the amount of investment income generated as a result of a prepayment and/or acceleration fee, which is included in Bonds in the table above ($ in millions):

	2019		2018		2017
	General Account	Separate Account	General Account	Separate Account	General Account	Separate Account
Number of cusips	166	108	133	64	190	95
Investment income	$48	$3	$36	$2	$71	$5

For the years ended December 31, 2019, 2018, and 2017, net realized capital gains (losses) were as follows (in millions):

	2019	2018	2017
Bonds	$(56)	$(2)	$44
Common stocks - unaffiliated	18	8	57
Other invested assets	(17)	(26)	(13)
Derivatives	57	(16)	2
Net realized capital gains (losses) before tax and transfers to the IMR	$2	$(36)	$90
Less:
Capital gains tax expense (benefit)	3	(24)	16
Net realized capital gains (losses) after tax transferred to IMR	19	(4)	40
Net realized capital gains (losses) after tax and transfers to the IMR	$(20)	$(8)	$34
44

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 10 - INVESTMENT INCOME AND CAPITAL GAINS AND LOSSES (continued)

Proceeds from investments in bonds sold were $1,224 million, $1,751 million and $4,015 million for the years ended December 31, 2019, 2018, and 2017, respectively. Gross gains of $44 million, $42 million and $117 million in 2019, 2018 and 2017 respectively, and gross losses of $16 million, $33 million and $43 million in 2019, 2018, and 2017, respectively, were realized on these sales. The Company computes gains and losses on sales under the specific identification method.

The following table provides a summary of OTTI losses included as realized capital losses for the years ended December 31, 2019, 2018 and 2017 (in millions):

	2019	2018	2017
Bonds	$(54)	$(25)	$(42)
Common and preferred stocks	(4)	(4)	(1)
Other invested assets	(19)	(15)	(12)
Total	$(77)	$(44)	$(55)

Refer to Note 20 - Loan-Backed and Structured Security Impairments for a list with each loan-backed and structured security at a CUSIP level where the present value of cash flows expected to be collected is less than the amortized cost basis during the current reporting period.

The following tables present the Company’s gross unrealized losses and fair values for bonds and equity securities aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2019 and 2018 (in millions):

	2019
	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses(1)
Bonds
U.S. governments	$527	$7	$437	$16	$964	$23
All other governments	—	—	4	—	4	—
U.S. special revenue and special assessment	1,143	15	307	6	1,450	21
Industrial and miscellaneous unaffiliated	3,392	44	2,610	53	6,002	97
Parent, subsidiaries, and affiliates	2,150	—	—	—	2,150	—
Total bonds	7,212	66	3,358	75	10,570	141
Equity securities (unaffiliated)
Common stocks	187	9	—	—	187	9
Total equity securities	187	9	—	—	187	9
Total	$7,399	$75	$3,358	$75	$10,757	$150
(1)Includes unrealized losses of $2 million related to NAIC 6 bonds included in the statutory carrying amount.
45

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 10 - INVESTMENT INCOME AND CAPITAL GAINS AND LOSSES (continued)

	2018
	Less than 12 Months		12 Months or Greater		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses(1)
Bonds
U.S. governments	$665	$9	$2,101	$126	$2,766	$135
All other governments	22	1	75	1	97	2
U.S. special revenue and special assessment	3,104	79	3,705	200	6,809	279
Industrial and miscellaneous unaffiliated	28,600	882	12,352	677	40,952	1,559
Total bonds	32,391	971	18,233	1,004	50,624	1,975
Equity securities (unaffiliated)
Common stocks	593	48	24	1	617	49
Total equity securities	593	48	24	1	617	49
Total	$32,984	$1,019	$18,257	$1,005	$51,241	$2,024
(1)Includes unrealized losses of $4 million related to NAIC 6 bonds included in the statutory carrying amount.

At December 31, 2019, the gross unrealized loss on bonds and equity securities was comprised of approximately 1,326 and 619 different securities, respectively, which are included in the table above. Of the total amount of bond unrealized losses, $97 million or 69% is related to unrealized losses on investment grade securities and $43 million or 31% is related to below investment grade securities. At December 31, 2018, the gross unrealized loss on bonds and equity securities was comprised of approximately 6,101 and 484 different securities, respectively, which are included in the table above. Of the total amount of bond unrealized losses, $1,705 million, or 86%, is related to investment grade securities and $271 million, or 14%, is related to below investment grade securities. Investment grade is defined as a security having a credit rating from the NAIC of 1 or 2; a rating of Aaa, Aa, A or Baa from Moody’s or a rating of AAA, AA, A or BBB from Standard & Poor; or a comparable internal rating if an externally provided rating is not available.

The amount of gross unrealized losses for bonds where fair value had declined by 20% or more of the amortized cost, totaled $8 million. The period of time that each of these securities has continuously been below amortized cost by 20% or more consists of $5 million for six months or less, $1 million for greater than six months through 12 months, and $2 million for greater than 12 months. In accordance with the Company's impairment policy, the Company performed quantitative and qualitative analysis to determine if the decline was temporary. For those securities where the decline was considered temporary, the Company did not recognize an impairment when it had the ability and intent to hold until recovery.
46

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 10 - INVESTMENT INCOME AND CAPITAL GAINS AND LOSSES (continued)
The change in unrealized capital gains (losses) for the years ended December 31, 2019 and 2018 were as follows (in millions):

	Change in Unrealized Gains (Losses)			Change in Unrealized Foreign Exchange Gains (Losses)			Change in Total Unrealized Gains (Losses)
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Bonds	$6	$(3)	$2	$106	$(148)	$220	$112	$(151)	$222
Common stocks (unaffiliated)	240	(125)	89	(2)	(18)	28	238	(143)	117
Mortgage Loans	(17)	—	—	—	—	—	(17)	—	—
Other invested assets	90	29	37	(4)	—	1	86	29	38
Cash, cash equivalents and short-term investments	—	—	—	1	(1)	(1)	1	(1)	(1)
Derivatives	56	163	(258)	—	—	—	56	163	(258)
Total change in unrealized on investments	375	66	(130)	101	(166)	248	476	(101)	118
Capital gains tax expense (benefit)	(90)	28	(18)	—	—	—	(90)	28	(18)
Total change in unrealized gains (losses), net of tax	$285	$94	$(148)	$101	$(166)	$248	$386	$(73)	$100
NOTE 11 - RELATED PARTY TRANSACTIONS
Dividends Received
For the years ended December 31, 2019, 2018 and 2017, the Company received dividend distributions from MCF of $99 million, $77 million and $63 million, respectively.
Loan Agreements
The Company's interests in commercial mortgage loans are primarily held in the form of participations in mortgages originated or acquired by New York Life. A real estate property acquired through foreclosure is called REO Portfolio. The Company's interests in the ownership of REO Portfolio is called REO Ownership Interest. Under the participation agreement for the mortgage loans, it is agreed between the Company and New York Life that the Company's proportionate interest (as evidenced by a participation certificate) in the underlying mortgage loan, including without limitation, the principal balance thereof, all interest which accrues thereon, and all proceeds generated therefrom, will be pari passu with New York Life's and pro rata based upon the respective amounts funded by New York Life and the Company in connection with the applicable mortgage loan origination or acquisition. Consistent with the participation arrangement, all mortgage loan documents name New York Life (and not both New York Life and the Company) as the lender but are held for the benefit of both the Company and New York Life pursuant to the applicable participation agreement. New York Life retains general decision making authority with respect to each mortgage loan, although certain decisions require the Company's approval.

On December 31, 2015 the Company and New York Life entered into a note funding agreement with MCF (as amended from time to time, the “MCF Note Agreement”) and acquired a variable funding note issued by MCF thereunder (the “2015 Note”). On July 1, 2018, the 2015 Note was canceled and reissued (the “2018 Note”). The 2018 Note, which is included in Bonds in the accompanying Statutory Statements of Financial Position, had an outstanding balance for the Company of $2,151 million and $1,909 million at December 31, 2019 and 2018, respectively. During 2019, 2018 and 2017, the Company recorded interest income from MCF under the MCF Note Agreement of $99 million, $93 million and $79 million, respectively. Pursuant to the MCF Note Agreement and the 2018 Note issued thereunder, the Company and New York Life may provide an aggregate of up to $5,200 million in funding to MCF for lending and equity investment commitments, as well as for business expenses. All outstanding
47

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 11 - RELATED PARTY TRANSACTIONS (continued)
advances made to MCF under the MCF Note Agreement, together with unpaid interest thereon, will be due in full on December 31, 2025.

In connection with the acquisition of an office building by REEP-OFC Westory DC, LLC, an indirectly wholly-owned subsidiary of New York Life, the Company provided a first mortgage loan in the principal amount of $83 million to REEP-OFC Westory DC, LLC. The interest-only loan, expected to be due and payable on August 10, 2022, was paid off in October 2017. At December 31, 2017, interest earned amounted to approximately $3 million.

The Company holds a first mortgage loan in the principal amount of $82.5 million to REEP-OFC 2300 Empire LLC, a wholly owned indirect subsidiary. The mortgage loan is collateralized with a pledge of an unleveraged equity interest in REEP MF Woodbridge IL LLC. The mortgage loan's maturity date is August 10, 2022 with fixed rate of 3.75% per annum. For the years ended December 31, 2019, 2018 and 2017, interest earned amounted to $3 million, $3 million and $1 million, respectively.
Service Agreements
New York Life provides the Company with certain services and facilities including, but not limited to, accounting, tax and auditing services; legal services; actuarial services; electronic data processing operations and communications operations. New York Life charges the Company for the identified costs associated with these services and facilities under the terms of a service agreement between New York Life and the Company. For the years ended December 31, 2019, 2018 and 2017, the fees incurred associated with these services and facilities, amounted to $875 million, $891 million and $968 million, respectively, and are reflected in Operating expenses and Net investment income in the accompanying Statutory Statements of Operations.

New York Life Investment Management LLC (“NYLIM”), an indirect wholly-owned subsidiary of New York Life, provides the Company with certain services and facilities including, but not limited to, investment management and other administrative services. NYLIM charges the Company for the identified costs associated with these services and facilities under the terms of a service agreement between NYLIM and the Company. For the years ended December 31, 2019, 2018 and 2017, the fees incurred associated with these services and facilities amounted to $9 million, $11 million and $14 million, respectively, and are reflected in Operating expenses in the accompanying Statutory Statements of Operations.

The Company is a party to an investment advisory agreement with NYL Investors, as amended from time to time, whereby NYL Investors provides investment advisory and administrative services to the Company. For the years ended December 31, 2019, 2018 and 2017, the total cost for these services amounted to $131 million, $131 million and $125 million, respectively, which is included in the costs of services billed by New York Life to the Company. These costs are included in Net investment income in the accompanying Statutory Statement of Operations.

In addition, NYLIM has a management agreement with the MainStay VP Funds Trust (“the Fund”), a registered investment company whose shares are sold to various separate accounts of the Company. NYLIM, the administrator of the Fund, and the Company have entered into an agreement regarding administrative services to be provided by the Company. Under the terms of the agreement, NYLIM pays the Company administrative fees for providing services to the Fund. For the years ended December 31, 2019, 2018 and 2017, the Company recorded fee income from NYLIM of $34 million, $35 million and $37 million, which is included in Other income in the accompanying Statutory Statements of Operations.

The Company has a variable product distribution agreement with NYLIFE Distributors LLC (“NYLIFE Distributors”), an indirect wholly-owned subsidiary of New York Life, appointing NYLIFE Distributors as the underwriter and/or wholesale distributor of the Company’s variable product policies. For the years ended December 31, 2019, 2018 and 2017, the Company received service fees of $45 million, $45 million and $44 million, respectively, under a 12b-1 Plan Services Agreement, in consideration for providing 12b-1 Plan services attributable to the variable products.

48

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 11 - RELATED PARTY TRANSACTIONS (continued)
The Company has an agreement with NYLIFE Securities LLC (“NYLIFE Securities”), an indirect wholly-owned subsidiary of New York Life, under which registered representatives of NYLIFE Securities solicit sales of the Company's variable product policies. For the years ended December 31, 2019, 2018 and 2017, the Company incurred commission expense to NYLIFE Securities’ registered representatives of $126 million, $117 million and $119 million, respectively, which is included in Operating expenses in the accompanying Statutory Statements of Operations.

The Company has a service fee agreement with NYLIFE Securities, whereby NYLIFE Securities charges the Company a fee for management and supervisory services rendered in connection with variable life and variable annuity sales and in-force business. For the years ended December 31, 2019, 2018 and 2017, the fees incurred for these services amounted to $42 million, $43 million and $43 million, respectively, which is included in Operating expenses in the accompanying Statutory Statements of Operations.

For the years ended December 31, 2019 and 2018, the Company reported a net amount of $94 million and $59 million, respectively, as amounts payable to parent and affiliates. The terms of the underlying agreements generally require that these amounts be settled in cash within 90 days.
Other Agreements
In connection with a $150 million land acquisition of a fee simple estate in land underlying an office building and related improvements and encumbered by a ground lease located at 1372 Broadway, New York, New York by New York Life (73.8% interest) and the Company (26.2% interest), the Company and New York Life entered into a Tenancy-in-Common Agreement dated as of June 11, 2012, in which the agreement sets forth the terms that govern, in part, each entity’s interest in the property. For each of the years ended December 31, 2019, 2018, and 2017, income earned amounted to approximately $3 million.

The Company sold various corporate owned life insurance (“COLI”) policies to New York Life for the purpose of informally funding certain benefits for New York Life employees and agents. These policies were issued on the same terms as policies sold to unrelated customers. At December 31, 2019 and 2018, policyholder reserve balances for these policies amounted to $4,138 million and $4,022 million, respectively, and were included in Policy reserves and Separate accounts liabilities in the accompanying Statutory Statements of Financial Position.

The Company has also issued various COLI policies to the Voluntary Employees’ Beneficiary Association (“VEBA”) trusts, which were trusts formed for the benefit of New York Life’s retired employees and agents. At December 31, 2019 and 2018, policyholder reserve balances for these policies amounted to approximately $465 million and $395 million, respectively, and were included in Policy reserves and Separate accounts liabilities in the accompanying Statutory Statements of Financial Position.

The Company is the assumed obligor for certain structured settlement agreements with unaffiliated insurance companies, beneficiaries and other non-affiliated entities. To satisfy its obligations under these agreements, the Company owns all rights, title and interest in and to certain structured settlement annuity contracts issued by New York Life. The obligations are based upon the actuarially determined present value of expected future payments. Interest rates used in establishing such obligations ranged from 3.50% to 7.65%. The Company has directed New York Life to make the payments under the annuity contracts directly to the beneficiaries under the structured settlement agreements. At December 31, 2019 and 2018, the carrying value of the interest in annuity contracts and the corresponding obligations under structured settlement agreements amounted to $9,084 million and $8,673 million, respectively.

The Company has sold certain annuity contracts to New York Life in order that New York Life may satisfy its third-party obligations under certain structured settlement agreements. Interest rates used in establishing such obligations ranged from 8.25% to 8.75%. The Company has been directed by New York Life to make the payments under the annuity contracts directly to the beneficiaries under these structured settlement agreements. At December 31, 2019 and 2018, the policyholder reserves related to these contracts amounted to $147 million and $145 million, respectively, and are included in Policy reserves in the accompanying Statutory Statements of Financial Position.
49

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 11 - RELATED PARTY TRANSACTIONS (continued)

The Company was compensated for each New York Life term policy or term rider that was converted to a universal life policy issued by the Company without any additional underwriting. For the years ended December 31, 2019, 2018 and 2017, the Company received $19 million, $20 million and $19 million, respectively, from New York Life for these services.

NOTE 12 - INSURANCE LIABILITIES

Liabilities for policy reserves, deposit funds and policy claims at December 31, 2019 and 2018 were as follows (in millions):

	2019	2018
Life insurance reserves	$27,704	$26,486
Annuity reserves and supplementary contracts with life contingencies	69,415	67,620
Asset adequacy and special reserves	19	25
Total policy reserves	97,138	94,131
Deposit funds	1,467	1,308
Policy claims	259	244
Total liabilities for policy reserves, deposit funds and policy claims	$98,864	$95,683
Life Insurance Reserves
Reserves for life insurance policies are maintained principally using the 1958 Commissioners’ Extended Term Mortality Table and the 1958, 1980, 2001 and 2017 Commissioners’ Standard Ordinary Mortality Tables under the Commissioners’ Reserve Valuation Method or Net Level Premium Reserve Method with valuation interest rates ranging from 1.0% to 5.8%. Reserves for universal life secondary guarantee products with multiple sets of cost of insurance are determined using the methodology outlined in the November 2011 Life Actuarial Task Force Statement.

For the years ended December 31, 2019 and 2018, there were no changes in reserve basis.

The Company has established policy reserves on contracts issued January 1, 2001 and later that exceed the minimum amounts determined under Appendix A-820, “Minimum Life and Annuity Reserve Standards” of NAIC SAP by approximately $190 million and $197 million at December 31, 2019 and 2018, respectively.

At December 31, 2019 and 2018, the Company’s liabilities for GMDB reserves, which are associated with certain variable life products, amounted to $14 million and $20 million, respectively, and were recorded in Policy reserves in the accompanying Statutory Statements of Financial Position.

Surrender values are promised in excess of life reserves on certain policies. This excess is included as part of miscellaneous reserves. No surrender values are promised in excess of any other reserves. Additional reserves are held on account of anticipated extra mortality for policies subject to extra premiums.

At December 31, 2019 and 2018, the Company had $14,513 million and $12,737 million, respectively, of insurance in-force for which the gross premiums were less than the net premiums according to the standard of valuation set by the State of Delaware.

The tabular interest has been determined by formula as described in the NAIC instructions except for certain universal life products for which tabular interest has been determined from the basic data for the calculation of policy reserves. The tabular less actual reserves released has been determined by formula as described in the NAIC instructions. The tabular cost has been determined by formula as described in the NAIC instructions.

50

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 12 - INSURANCE LIABILITIES (continued)
The Company has elected to establish reserves pursuant to VM-A and VM-C for contracts issued in 2019 and 2018, as allowed during the first three years following the operating date of the Valuation Manual.
Annuity Reserves and Supplementary Contracts with Life Contingencies
Reserves for single premium immediate annuities, guaranteed future income annuities, and supplementary contracts involving life contingencies purchased prior to 2019 are based principally on 1983 Table A, A2000, 2012 IAR and the Commissioners’ Annuity Reserve Valuation Method (“CARVM”), with assumed interest rates ranging from 3.5% to 8.8%. Purchases in 2019 are reserved with valuation interest rates satisfying both the Maximum Valuation Interest Rates For Income Annuities ("VM-22") and the New York Department of Financial Services maximum valuation rate requirements and 2012 Individual Annuity Reserve Table.  The VM-22 rates range from 2.00% to 4.50%.

Reserves for fixed deferred annuities are based principally on 1971 Individual Annuity Mortality, 1983 Table A, A2000, 2012 IAR and the CARVM, with assumed interest rates ranging from 3.5% to 10.0%. Reserves for variable deferred annuities are based principally on 1994 Variable Annuity GMDB Mortality Table and the Variable Annuity Commissioners’ Annuity Reserve Valuation Method ("VM-21"), with assumed interest rates ranging from 3.5% to 8.25%. Generally, owners of the Company’s deferred annuities are able, at their discretion, to withdraw funds from their policies. For some policies, the withdrawals are subject to surrender charges in the early years.

At December 31, 2019 and 2018, the Company’s liabilities for GMDB and GMAB reserves, which are associated with variable annuity products, amounted to $19 million and $25 million, respectively, and were recorded in Policy reserves in the accompanying Statutory Statements of Financial Position.

For the years ended December 31, 2019 and 2018, there were no changes in reserve basis.

The tabular interest has been determined by formula as described in the NAIC instructions except for individual deferred annuities for which tabular interest has been determined from the basic data for the calculation of policy reserves. The tabular less actual reserves released has been determined by formula as described in the NAIC instructions. The tabular cost has been determined by formula as described in the NAIC instructions.
Deposit Funds
Deposit funds at December 31, 2019 and 2018 were as follows (in millions):

	2019	2018
Fixed period annuities	$1,073	$940
Supplemental contracts without life contingencies	373	344
Continued interest accounts	21	24
Total deposit funds	$1,467	$1,308
51

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 12 - INSURANCE LIABILITIES (continued)
Withdrawal Characteristics of Annuity Reserves and Deposit Funds
The following table reflects the withdrawal characteristics of annuity reserves and deposit fund liabilities at December 31, 2019 and 2018 ($ in millions):

Individual Annuities

	2019
	General Account	Separate Accounts with Guarantees	Separate Accounts Non-guaranteed	Total	% of Total
Subject to discretionary withdrawal:
With fair value adjustment	$26,505	$—	$—	$26,505	27%
At book value less current surrender charge of 5% or more	6,139	—	—	6,139	6
At fair value	—	—	28,855	28,855	30
Total with adjustment or at fair value	32,644	—	28,855	61,499	63
At book value without adjustment	20,899	—	—	20,899	21
Not subject to discretionary withdrawal	15,184	—	—	15,184	16
Total	$68,727	$—	$28,855	$97,582	100%
Amount with current surrender charge of 5% or more that will have less than a 5% surrender charge in the following year	$74	$—	$—	$74

	2018
	General Account	Separate Accounts with Guarantees	Separate Accounts Non-guaranteed	Total	% of Total
Subject to discretionary withdrawal:
With fair value adjustment	$24,816	$—	$—	$24,816	27%
At book value less current surrender charge of 5% or more	6,585	—	—	6,585	7
At fair value	—	—	24,533	24,533	27
Total with adjustment or at fair value	31,401	—	24,533	55,934	61
At book value without adjustment	21,466	—	—	21,466	23
Not subject to discretionary withdrawal	14,014	—	—	14,014	15
Total	$66,881	$—	$24,533	$91,414	100%
Amount with current surrender charge of 5% or more that will have less than a 5% surrender charge in the following year	$21	$—	$—	$—

52

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 12 - INSURANCE LIABILITIES (continued)
Group Annuities

	2019
	General Account	Separate Accounts with Guarantees	Separate Accounts Non-guaranteed	Total	% of Total
Subject to discretionary withdrawal:
With fair value adjustment	$69	$—	$—	$69	10%
At book value less current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	—	—
Total with adjustment or at fair value	69	—	—	69	10
At book value without adjustment	48	—	—	48	7
Not subject to discretionary withdrawal	571	—	—	571	83
Total	$688	$—	$—	$688	100%
Amount with current surrender charge of 5% or more that will have less than a 5% surrender charge in the following year	$—	$—	$—	$—

	2018
	General Account	Separate Accounts with Guarantees	Separate Accounts Non-guaranteed	Total	% of Total
Subject to discretionary withdrawal:
With fair value adjustment	$79	$—	$—	$79	11%
At book value less current surrender charge of 5% or more		—	—	—	—
At fair value	—	—	—	—	—
Total with adjustment or at fair value	79	—	—	79	11
At book value without adjustment	51	—	—	51	7
Not subject to discretionary withdrawal	609	—	—	609	82
Total	$739	$—	$—	$739	100%
Amount with current surrender charge of 5% or more that will have less than a 5% surrender charge in the following year	$—	$—	$—	$—

53

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 12 - INSURANCE LIABILITIES (continued)
Deposit-Type Contracts

	2019
	General Account	Separate Accounts with Guarantees	Separate Accounts Non-guaranteed	Total	% of Total
Subject to discretionary withdrawal:
With fair value adjustment	$—	$—	$—	$—	—%
At book value less current surrender charge of 5% or more	—	—	—	—	—
At fair value	—	—	—	—	—
Total with adjustment or at fair value	—	—	—	—	—
At book value without adjustment	229	—	—	229	16
Not subject to discretionary withdrawal	1,238	—	—	1,238	84
Total	$1,467	$—	$—	$1,467	100%
Amount with current surrender charge of 5% or more that will have less than a 5% surrender charge in the following year	$—	$—	$—	$—

	2018
	General Account	Separate Accounts with Guarantees	Separate Accounts Non-guaranteed	Total	% of Total
Subject to discretionary withdrawal:
With fair value adjustment	$—	$—	$—	$—	—%
At book value less current surrender charge of 5% or more		—	—	—	—
At fair value	—	—	—	—	—
Total with adjustment or at fair value	—	—	—	—	—
At book value without adjustment	201	—	—	201	15
Not subject to discretionary withdrawal	1,107	—	—	1,107	85
Total	$1,308	$—	$—	$1,308	100%
Amount with current surrender charge of 5% or more that will have less than a 5% surrender charge in the following year	$—	$—	$—	$—

54

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 12 - INSURANCE LIABILITIES (continued)
Withdrawal Characteristics of Life Insurance Reserves

The following tables reflect the withdrawal characteristics of life insurance reserves at December 31, 2019 and 2018 ($ in millions):

	2019
	General Account				Separate Accounts Guaranteed and Non-guaranteed
	Account Value	Cash Value	Reserve		Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender, or policy loans:
Term policies with cash value	$—	$—	$—		$—	$—	$—
Universal life	18,879	18,864	18,005		5,949	5,949	5,949
Universal life with secondary guarantees	5,145	4,426	7,714		—	—	—
Indexed universal life	—	—	—		—	—	—
Indexed universal life with secondary guarantees	—	—	—		—	—	—
Indexed life	—	—	—		—	—	—
Other permanent cash value life insurance	—	—	—		—	—	—
Variable life	11	11	17		53	53	53
Variable universal life	1,403	1,400	1,585		9,350	9,190	9,286
Miscellaneous reserves	—	—	—		—	—	—
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	—	—	—		—	—	—
Accidental death benefits	—	—	—		—	—	—
Disability - active lives	—	—	2		—	—	—
Disability - disabled lives	—	—	74		—	—	—
Miscellaneous reserves	—	—	868		—	—	—
rounding			1
Miscellaneous reserves			869
Total life insurance (gross)	25,438	24,701	28,266	—	15,352	15,192	15,288
Reinsurance ceded	—	—	562		—	—	—
Total life insurance (net)	$25,438	$24,701	$27,704		$15,352	$15,192	$15,288

55

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 12 - INSURANCE LIABILITIES (continued)

	2018
	General Account			Separate Accounts Guaranteed and Non-guaranteed
	Account Value	Cash Value	Reserve	Account Value	Cash Value	Reserve
Subject to discretionary withdrawal, surrender, or policy loans:
Term policies with cash value	$—	$—	$—	$—	$—	$—
Universal life	17,800	17,773	17,378	5,953	5,953	5,953
Universal life with secondary guarantees	5,235	4,501	7,179	—	—	—
Indexed universal life	—	—	—	—	—	—
Indexed universal life with secondary guarantees	—	—	—	—	—	—
Indexed life	—	—	—	—	—	—
Other permanent cash value life insurance	—	—	—	—	—	—
Variable life	12	12	17	46	46	46
Variable universal life	1,376	1,372	1,542	7,059	6,899	6,999
Miscellaneous reserves	—	—	—	—	—	—
Not subject to discretionary withdrawal or no cash values:
Term policies without cash value	—	—	—	—	—	—
Accidental death benefits	—	—	—	—	—	—
Disability - active lives	—	—	2	—	—	—
Disability - disabled lives	—	—	73	—	—	—
Miscellaneous reserves	—	—	845	—	—	—
Total life insurance (gross)	24,423	23,658	27,036	13,058	12,898	12,998
Reinsurance ceded	—	—	550	—	—	—
Total life insurance (net)	$24,423	$23,658	$26,486	$13,058	$12,898	$12,998

NOTE 13 - REINSURANCE

The Company enters into reinsurance agreements in the normal course of its insurance business to reduce overall risk and to be able to issue life insurance policies in excess of its retention limits. Currently, the Company reinsures the mortality risk on new life insurance policies on a quota–share yearly renewable term basis for many products, except for custom guarantee universal life, survivorship custom guarantee universal life and asset flex products. Most of the ceded business is on an automatic basis. The quota–share currently ceded on new business ranges from 25% to 90%. All products are ceded from first dollar with the exception of variable universal life, which has a minimum size policy ceded of either $0 or $1 million. Cases in excess of the Company’s retention and certain substandard cases are ceded on a facultative basis. The majority of the Company's facultative reinsurance is for substandard cases which the Company typically cedes 90%.

The ceding of risk does not discharge the Company from its primary obligations to policyholders. To the extent that the assuming companies become unable to meet their obligations under reinsurance contracts, the Company remains contingently liable. Each reinsurer is reviewed to evaluate its financial stability before entering into each reinsurance contract and throughout the period that the reinsurance contract is in place.

56

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 13 - REINSURANCE (continued)
Life insurance ceded was 48% of total life insurance in-force at both December 31, 2019, and 2018. The reserve reductions taken for life insurance reinsured at December 31, 2019 and 2018 were $562 million and $550 million, respectively.

The effects of reinsurance for the years ended December 31, 2019, 2018 and 2017 were as follows (in millions):

	2019	2018	2017
Premiums:
Direct	$13,780	$12,771	$13,928
Assumed	5	5	4
Ceded	(517)	(541)	(616)
Net premiums	$13,268	$12,235	$13,316
Policyholders’ benefits ceded	$496	$468	$774
Reinsurance recoverable	$60	$76	$207

Effective April 1, 2018, the Company’s coinsurance with funds withheld and modified coinsurance agreements with New York Life to cede 90% of a block of inforce life insurance business were terminated and the Company fully recaptured the risks related to the business previously reinsured under the agreements. The Company paid New York Life a recapture fee in the amount of $21 million pre-tax. The recapture of these reinsurance agreements did not have a material impact to the Company’s surplus. Prior to the recapture, the Company had ceded 90% of the retained portion of a block of in-force life insurance business through a reinsurance agreement with New York Life using a combination of coinsurance with funds withheld for the fixed portion maintained in the general account and modified coinsurance (“MODCO”) for policies in the separate accounts. An experience refund was paid to the Company at the end of each accounting period for 100% of New York Life’s profits in excess of $5 million per year. Experience refunds received in 2018 and 2017 were $3 million and $71 million, respectively, which are reported in Premiums in the accompanying Statutory Statements of Operations.

The Company has reinsurance agreements with New York Life Agents Reinsurance Company (“NYLARC”). NYLARC is a life insurance company wholly-owned by NYLARC Holding Company, Inc., whose shareholders consist of New York Life’s top agents who meet certain criteria and who may also be agents of the Company or NYLIFE Insurance Company of Arizona ("NYLAZ"). NYLARC reinsures a portion of certain life insurance products sold by its shareholders. NYLARC’s purpose is to retain high production agents, and increase the volume and quality of the business that they submit to New York Life, NYLAZ and the Company.

NOTE 14 - BENEFIT PLANS

The Company participates in the cost of the following plans sponsored by New York Life: (1) certain postretirement life and health benefits for retired employees and agents including their eligible dependents, (2) certain defined benefit pension plans for eligible employees and agents (3) certain defined contribution plans for substantially all employees and agents and (4) postemployment benefits. The expense for these plans is allocated to the Company in accordance with an intercompany cost sharing agreement. The liabilities for these plans are included with the liabilities for the corresponding plan of New York Life. The Company’s share of the cost of these plans was as follows for the years ended December 31, 2019, 2018 and 2017 (in millions):

	2019	2018	2017
Defined benefit pension	$28	$31	$27
Defined contribution	10	9	9
Postretirement life and health	5	6	6
Total	$43	$46	$42

57

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 15 - COMMITMENTS AND CONTINGENCIES
Support and Credit Agreements
New York Life Capital Corporation (“NYLCC”), a wholly-owned subsidiary of NYLIFE LLC, has a credit agreement with the Company dated December 23, 2004, as amended, whereby NYLCC has agreed to make loans to the Company in an amount up to, but not exceeding, $490 million from the issuance of commercial paper. At December 31, 2019 and 2018, the Company had no outstanding loan balance to NYLCC. During 2019, 2018 and 2017, the Company had no interest expense.

The Company has a credit agreement with New York Life, dated September 30, 1993, as amended, whereby the Company may borrow from New York Life up to $490 million. During 2019 and 2018, the credit facility was not used, no interest was paid and there was no outstanding balance due.

In addition, the Company has a credit agreement with New York Life dated April 1, 1999, as amended, in which New York Life may borrow from the Company up to $490 million. During 2019 and 2018, the credit facility was not used, no interest was paid and there was no outstanding balance due.
Guarantees
At the inception of a guarantee (except unlimited guarantees), the Company recognizes an initial liability at fair value for the obligations it has undertaken, regardless of the probability of performance under the guarantee. This includes guarantees made on behalf of affiliates unless the guarantee is deemed unlimited. At December 31, 2019 and 2018, the Company had no such guarantees.
Litigation
The Company is a defendant in individual and/or alleged class action suits arising from its agency sales force, insurance (including variable contracts registered under the federal securities law), investment, retail securities, and/or other operations, including actions involving retail sales practices. Some of these actions seek substantial or unspecified compensatory and punitive damages. The Company is also from time to time involved in various governmental, administrative, and investigative proceedings and inquiries.

Notwithstanding the uncertain nature of litigation and regulatory inquiries, the outcome of which cannot be predicted, the Company believes that, after provisions made in the financial statements, the ultimate liability that could result from litigation and proceedings would not have a material adverse effect on the Company’s financial position; however, it is possible that settlements or adverse determinations in one or more actions or other proceedings in the future could have a material adverse effect on the Company’s operating results for a given year.
Borrowed Money
Refer to Note 6 - Investments for a more detailed discussion of the Company's commitments for loaned securities and repurchase agreements.
Assessments
Most of the jurisdictions in which the Company is licensed to transact business require life insurers to participate in guaranty associations which are organized to pay contractual benefits pursuant to insurance policies issued by impaired, insolvent or failed life insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the line of business in which the impaired, insolvent or failed life insurer is engaged. Some states permit member insurers to recover assessments through full or partial premium tax offsets.
58

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 15 - COMMITMENTS AND CONTINGENCIES (continued)
Other Commitments and Contingencies
Prior to July 1, 2002, the Company did business in Taiwan through a branch operation (the "Taiwan Branch"). On July 1, 2002, the Taiwan Branch ceased operations and all of its liabilities and assets, including policy liabilities were transferred to New York Life Insurance Taiwan Corporation ("Taiwan Corporation"), an indirect subsidiary of New York Life. On December 31, 2013, Taiwan Corporation was sold to Yuanta Financial Holding Co. Ltd. ("Yuanta"). Under the terms of the sale agreement, Yuanta has agreed to satisfy in full, or to cause Taiwan Corporation to satisfy in full, all of Taiwan Corporation's obligations under the Taiwan Branch policies that were transferred to Taiwan Corporation on July 1, 2002. However, the Company, under Taiwan law, also remains contingently liable for these policies in the event that neither Taiwan Corporation nor Yuanta meets its obligations. This contingent liability of the Company has not been recognized on the accompanying Statutory Statements of Financial Position because it does not meet the probable and estimable criteria of SSAP No. 5R.

At December 31, 2019 and 2018, the Company and its guaranteed separate accounts had contractual commitments to extend credit for commercial mortgage loans at both fixed and variable rates of interest, which amounted to approximately $1,152 million and $1,291 million, respectively. These commitments are diversified by property type and geographic location. There were no contractual commitments to extend credit under residential loan agreements at December 31, 2019 and 2018.

At December 31, 2019 and 2018, the Company and its guaranteed separate accounts had outstanding contractual obligations to acquire additional private placement securities amounting to $848 million and $722 million, respectively.

Unfunded commitments on limited partnership, limited liability companies and other invested assets amounted to $323 million and $312 million at December 31, 2019 and 2018, respectively. Unfunded commitments on LIHTC amounted to $9 million and $11 million at December 31, 2019 and 2018, respectively. At December 31, 2019 and 2018, unfunded commitments on LIHTC are included in Other invested assets, with an offset in Other liabilities in the accompanying Statutory Statement of Financial Position.

Several commercial banks have customary security interests in certain assets of the Company to secure potential overdrafts and other liabilities of the Company that may arise under custody, securities lending and other banking agreements with such banks.
FHLB Agreement
The Company is a member of the FHLB of Pittsburgh. Membership in the FHLB of Pittsburgh provides the Company with a significant source of alternative liquidity. Advances received by the general account are included in Other liabilities in the accompanying Statutory Statements of Financial Position. When borrowing from the FHLB of Pittsburgh, the Company is required to post collateral in the form of eligible securities, including mortgage-backed, government and agency debt instruments for each of the advances received. Upon any event of default by the Company, the FHLB of Pittsburgh's recovery from the collateral is limited to the amount of the Company's liability to the FHLB of Pittsburgh.

The amount of FHLB of Pittsburgh common stock held, in aggregate exclusively in the Company’s general account at December 31, 2019 and 2018 was as follows (in millions):

	2019	2018
Membership stock - Class B (1)	$28	$28
Activity stock	—	—
Aggregate total	$28	$28
Actual or estimated borrowing capacity as determined by the insurer	$5,302	$5,073
(1) Membership stock is not eligible for redemption.

59

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 15 - COMMITMENTS AND CONTINGENCIES (continued)
At December 31, 2019 and 2018, the Company did not have an outstanding balance due to the FHLB of Pittsburgh. The maximum amount borrowed and collateral pledged to the FHLB of Pittsburgh during the years ended December 31, 2019 and 2018 was as follows (in millions):

	Fair Value	Carrying Value	Maximum Amount Borrowed During the Year
Current year general account	$525	$525	$325
Current year separate accounts	$—	$—	$—
Prior year total general and separate accounts	$31	$31	$10

The Company does not have any prepayment obligations for the borrowing arrangement.

NOTE 16 - INCOME TAXES

The components of the net DTAs and DTLs were as follows at December 31, 2019 and 2018 (in millions):

	2019			2018			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
Gross DTAs	$1,040	$127	$1,167	$1,060	$164	$1,224	$(20)	$(37)	$(57)
Statutory valuation allowance	—	—	—	—	—	—	—	—	—
Adjusted gross DTAs	1,040	127	1,167	1,060	164	1,224	(20)	(37)	(57)
Nonadmitted DTAs (1)	350	—	350	296	—	296	54	—	54
Subtotal net admitted DTAs	690	127	817	764	164	928	(74)	(37)	(111)
Gross DTLs	323	204	527	456	146	602	(133)	58	(75)
Net admitted DTAs (2)	$367	$(77)	$290	$308	$18	$326	$59	$(95)	$(36)
(1) DTAs are nonadmitted primarily because they are not expected to be realized within three years of the Statutory Statements of Financial Position date.
(2) The total net admitted DTAs are included in Other assets in the accompanying Statutory Statements of Financial Position.
60

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 16 - INCOME TAXES (continued)
The admission calculation components are as follows (paragraph references throughout Note 16 are to paragraphs of SSAP No. 101 “Income Taxes, A Replacement of SSAP No. 10R and SSAP No. 10”) (in millions):

	December 31, 2019			December 31, 2018			Change
	Ordinary	Capital	Total	Ordinary	Capital	Total	Ordinary	Capital	Total
Federal income taxes paid in prior years recoverable through loss carrybacks (Paragraph 11.a)	$—	$4	$4	$—	$26	$26	$—	$(22)	$(22)
Adjusted gross DTAs expected to be realized (excluding the amount of DTAs from paragraph 11.a above) after application of the threshold limitation (the lesser of paragraph 11.b.i and 11.b.ii below):	263	23	286	292	8	300	(29)	15	(14)
Adjusted gross DTAs expected to be realized following the balance sheet date. (Paragraph 11.b.i)	263	23	286	292	8	300	(29)	15	(14)
Adjusted gross DTAs allowed per limitation threshold (Paragraph 11.b.ii)	N/A	N/A	1,360	N/A	N/A	1,239	N/A	N/A	121
Adjusted gross DTAs (excluding the amount of DTAs from paragraphs 11.a and 11.b above) offset by gross DTLs (Paragraph 11.c)	427	100	527	472	130	602	(45)	(30)	(75)
DTAs admitted as the result of application of SSAP 101 (Total of paragraphs 11.a, 11.b, 11.c).	$690	$127	$817	$764	$164	$928	$(74)	$(37)	$(111)

The ratio used to determine the applicable period used in paragraph 11.b.i above and the amount of adjusted capital and surplus used to determine the percentage threshold limitation in paragraph 11.b.ii above are as follows ($ in millions):

	December 31,
	2019	2018
Ratio percentage used to determine recovery period and threshold limitation amount.	1,080%	1,010%
Amount of adjusted capital and surplus used to determine recovery period and threshold limitation in paragraph 11.b.ii above.	$9,065	$8,260

There was no impact on the Company’s adjusted gross and net admitted DTAs due to tax planning strategies at December 31, 2019 and 2018.

The Company did not use reinsurance in its tax planning strategies. The Company had no unrecognized DTLs at December 31, 2019 and 2018. Additionally, the Company had no adjustments to gross DTAs because of a change in circumstances that causes a change in judgment about the realizability of the related DTAs.

The TCJA significantly changed U.S. tax law primarily by lowering the corporate income tax rate from 35% to 21% beginning in 2018. Deferred taxes were revalued to reflect the 21% corporate income tax rate with the following result (in millions):

	2018	2017
Deferred income tax benefit on change in net unrealized capital gains	$—	$14
Increase (decrease) in net deferred taxes related to other items	2	(296)
Increase (decrease) in net deferred taxes booked to surplus	2	(282)
Decrease to nonadmitted deferred taxes	—	325
Total change in net admitted DTAs	$2	$43
61

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 16 - INCOME TAXES (continued)
For tax years beginning January 1, 2018, the TCJA limits life insurance reserves for tax purposes to the greater of the net surrender value or 92.81% of NAIC required reserves effective January 1, 2018. Tax accounting for these changes required the restatement of December 31, 2017 life insurance tax reserves calculated using pre TCJA rules to the amounts required to be held under the TCJA. This revaluation requires establishing a “gross up” in which a new DTA for the revised statutory to tax difference is recorded and offset by a DTL in an equal amount. The Company recorded offsetting DTAs and DTLs in the provisional amount of $472 million in 2017.

The tax accounting was completed in 2018 within the measurement period, as defined in INT 18-01. On the basis of life insurance tax reserve computations that were completed during the reporting period, an additional measurement period tax reserve decrease of $24 million was recognized to the DTL and $24 million offset to the DTA, resulting in a total DTL of $448 million with a corresponding adjustment of $448 million to the DTA.

Significant components of the current federal and foreign income taxes for the years ended December 31, 2019, 2018 and 2017 were as follows (in millions):

	2019	2018	2017	Change 2019-2018	Change 2018-2017
Federal(1)	$227	$215	$248	$12	$(33)
Foreign	—	—	1	—	(1)
Subtotal	227	215	249	12	(34)
Federal income tax on net capital gains (losses)	4	(24)	15	28	(39)
Other (prior period correction)	(22)	(22)	—	—	(22)
Total federal and foreign income taxes	$209	$169	$264	$40	$(95)
(1) The Company had investment tax credits of $24 million, $30 million and $36 million for the years ended December 31, 2019, 2018 and 2017, respectively.
62

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 16 - INCOME TAXES (continued)
The tax effects of temporary differences that give rise to DTAs and DTLs at December 31, 2019 and 2018 were as follows (in millions):

	2019	2018	Change
DTAs
Ordinary:
Policyholder reserves	$662	$733	$(71)
Deferred acquisition costs	275	241	34
Investments	61	53	8
Pension accrual	27	27	—
Receivables - nonadmitted	12	4	8
Fixed assets	2	2	—
Other	1	—	1
Subtotal	1,040	1,060	(20)
Nonadmitted	350	296	54
Admitted ordinary DTAs	690	764	(74)
Capital:
Investments	127	164	(37)
Subtotal	127	164	(37)
Nonadmitted	—	—	—
Admitted capital DTAs	127	164	(37)
Total admitted DTAs	817	928	(111)
DTLs
Ordinary:
Policyholder reserves	284	410	(126)
Investments	39	45	(6)
Other	—	1	(1)
Subtotal	323	456	(133)
Capital:
Investments	204	146	58
Subtotal	204	146	58
Total DTLs	527	602	(75)
Net admitted DTAs	$290	$326	$(36)
Deferred income tax (expense)/benefit on change in net unrealized capital gains/(losses)			$(90)
Increase in net deferred taxes related to other items			109
Decrease in DTAs nonadmitted			(54)
Decrease in DTAs nonadmitted reported in prior period correction			$(1)

Total change in net admitted DTAs			$(36)

63

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 16 - INCOME TAXES (continued)
The Company’s income tax expense for the years ended December 31, 2019, 2018 and 2017 differs from the amount obtained by applying the statutory rate of 21%, 21% and 35%, respectively, to net gain from operations after dividends to policyholders and before federal income taxes for the following reasons (in millions):

	2019	2018	2017	Change 2019-2018	Change 2018-2017
Net gain from operations after dividends to policyholders and before federal and foreign income taxes at statutory rate	$184	$103	$304	$81	$(201)
Net realized capital gains (losses) at statutory rate	—	(7)	31	7	(38)
Tax exempt income	(50)	(22)	(52)	(28)	30
Tax credits, net of withholding	(30)	(33)	(40)	3	7
Amortization of IMR	(5)	(9)	(12)	4	3
Impact of TCJA	—	(2)	296	2	(298)
Prior year audit liability and settlement	(15)	(3)	(1)	(12)	(2)
Non-admitted assets	(8)	(6)	12	(2)	(18)
Accruals in surplus	13	(7)	(4)	20	(3)
Other	12	(16)	12	28	(28)
Income tax incurred and change in net DTAs during period	$101	$(2)	$546	$103	$(548)
Federal income taxes reported in the Company's Statutory Statements of Operations	$227	$215	$249	$12	$(34)
Capital gains tax expense (benefit) incurred	4	(24)	15	28	(39)
Change in net deferred income taxes	(109)	(153)	282	44	(435)
Change in current and deferred income taxes reported in prior period correction	(21)	(40)	—	19	(40)
Total federal and foreign income tax expense	$101	$(2)	$546	$103	$(548)

The Company’s federal income tax returns are routinely examined by the Internal Revenue Service ("IRS") and provisions are made in the financial statements in anticipation of the results of these audits. The IRS has completed audits through 2010 and tax years 2011 through 2013 are currently under examination. There were no material effects on the Company’s accompanying Statutory Statements of Operations as a result of these audits. The Company believes that its recorded income tax liabilities are adequate for all open years.

The Company does not anticipate any significant changes to its total unrecognized tax benefits within the next 12 months.

The Company did not have any operating loss and tax credit carry forwards available for tax purposes. The total income taxes incurred in prior years that will be available for recoupment in the event of future net losses total $4 million, $0 million and $0 million, related to the years ended December 31, 2019, 2018 and 2017, respectively.

As discussed in Note 3 – Significant Accounting Policies - Federal Income Taxes, the Company’s federal income tax return is consolidated with New York Life, NYLAZ, NYLIFE LLC, New York Life Enterprises LLC, NYL Investments, and NYL Investors.

At December 31, 2019 and 2018, the Company recorded a current income tax receivable of $46 million and $118 million, respectively, which is included in Other assets in the accompanying Statutory Statements of Financial Position.

At December 31, 2019, the Company had no protective tax deposits on deposit with the IRS under Section 6603 of the IRC.
64

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 17 - CAPITAL AND SURPLUS
Capitalization
The Company has 20,000 shares authorized, with a par value of $10,000 per share with 2,500 shares issued and outstanding. All shares are common stock and are owned by New York Life. The Company has no preferred stock.
Other Surplus Adjustments
Other adjustments, net in the accompanying Statutory Statements of Changes in Surplus at December 31, 2019, 2018 and 2017, principally include the effects of the following (in millions):

	2019	2018	2017
Surplus withdrawn from separate accounts	$44	$48	$44
Changes in surplus relating to separate accounts	(47)	(43)	(50)
Change in liability for reinsurance in unauthorized companies	(2)	1	2
Total	$(5)	$6	$(4)
Nonadmitted Assets
Under statutory accounting rules, a nonadmitted asset is defined as an asset having economic value other than that which can be used to fulfill policyholder obligations, or those assets that are unavailable due to encumbrances or other third-party interests. These assets are not recognized in the accompanying Statutory Statements of Financial Position, and are, therefore, considered nonadmitted. The changes between years in nonadmitted assets are charged or credited directly to surplus.

NOTE 18 - DIVIDENDS TO STOCKHOLDER

The Company is subject to restrictions on the payment of dividends to New York Life. Under the Delaware Insurance Code, cash dividends can be paid only out of that part of the Company’s available and accumulated surplus funds which are derived from realized net operating profits on its business and realized capital gains, and dividends (or other distributions) on capital stock can be declared and paid only out of earned surplus (being an amount equal to the unassigned funds of the Company as set forth in its most recent annual statement submitted to the Delaware Insurance Commissioner (“the Commissioner”), including all or part of the surplus arising from unrealized capital gains or revaluation of assets), except as otherwise approved by the Commissioner (provided that stock dividends may be paid out of any available surplus funds). Furthermore, no extraordinary dividend may be paid until 30 days after the Commissioner has received notice of such declaration and has not disapproved such payment within such 30 day period, or the Commissioner has approved such payment within that 30 day period. Extraordinary dividends are defined as any dividend or distribution or cash or other property, whose fair market value, together with that of other dividends or distributions made within the preceding 12 months, exceeds the greater of (1) 10 percent of the Company’s surplus as regards policyholders as of the preceding December 31 or (2) the net gain from operations of the Company for the 12 month period ending on the preceding December 31 (not including pro rata distributions of any class of the Company’s own securities).

At December 31, 2019, the amount of earned surplus of the Company available for the payment of dividends was $5,402 million. The maximum amount of dividends that may be paid in 2020 without prior notice to or approval of the Delaware Insurance Commissioner is $933 million.

Dividends may be declared by the Board of Directors of the Company from available surplus, as it deems appropriate, on a non-cumulative basis. In 2019, the Company did not pay a dividend to its sole stockholder, New York Life. In 2018, the Company paid a $600 million dividend to New York Life. In 2017, the Company paid a $275 million dividend to New York Life.

65

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 19 - LOAN-BACKED AND STRUCTURED SECURITY IMPAIRMENTS

The Company had structured securities classified as intent to sell with an amortized cost before OTTI of $46 million and $4 million, fair value of $38 million and $3 million, and recognized OTTI of $8 million and $1 million, in the general account and separate accounts, respectively, at December 31, 2019.

The following table lists each loan-backed and structured security at a CUSIP level where the present value of cash flows expected to be collected is less than the amortized cost basis during the current year (in thousands):

IMPAIRMENTS TAKEN ON CURRENT HOLDINGS DURING THE CURRENT YEAR
(1)	(2)	(3)	(4)	(5)	(6)	(7)
CUSIP(1,2)	Amortized Cost Before Current Period OTTI	Projected Cash Flows	Current Period Recognized OTTI	Amortized Cost After OTTI	Fair Value	Financial Statement Reporting Period
General Account
059469AF3	$208	$196	$12	$196	$200	12/31/2019
1248MBAL9	1,190	1,179	12	1,179	1,178	12/31/2019
12627HAK6	781	763	18	763	771	12/31/2019
12628LAJ9	193	190	3	190	180	12/31/2019
12629EAD7	1,012	997	15	997	955	12/31/2019
12638PAE9	1,212	1,173	39	1,173	1,175	12/31/2019
12667FJ55	1,404	1,342	62	1,342	1,402	12/31/2019
12667GRG0	1,995	1,990	5	1,990	1,978	12/31/2019
151314CC3	52	52	—	52	52	12/31/2019
17029RAA9	73	33	40	33	13	12/31/2019
225458XZ6	7,391	6,958	434	6,958	6,934	12/31/2019
225470S95	444	426	18	426	369	12/31/2019
32052MAA9	182	181	1	181	119	12/31/2019
3622EUAB2	494	470	24	470	487	12/31/2019
3622EUAC0	94	89	5	89	92	12/31/2019
46628BBD1	29	29	—	29	28	12/31/2019
61751DAE4	386	365	22	365	382	12/31/2019
65537BAC4	2,474	2,468	6	2,468	2,454	12/31/2019
65537BAF7	1,635	1,556	79	1,556	1,606	12/31/2019
76110VSU3	474	449	25	449	444	12/31/2019
784649AG0	237	139	98	139	134	12/31/2019
78476YAA4	541	281	261	281	241	12/31/2019
78477AAA5	194	94	100	94	80	12/31/2019
94984MAG9	485	479	5	479	484	12/31/2019
05948KP52	416	403	13	403	404	9/30/2019
1248MBAL9	202	202	—	202	200	9/30/2019
12628LAJ9	203	197	7	197	192	9/30/2019
17029RAA9	31	26	4	26	14	9/30/2019
32052MAA9	188	184	4	184	120	9/30/2019
57643MFB5	36	—	36	—	—	9/30/2019
76110VSU3	532	506	26	506	495	9/30/2019
12628KAF9	984	968	17	968	1,028	6/30/2019
12628LAJ9	215	207	7	207	202	6/30/2019
12629EAD7	1,050	1,049	1	1,049	1,047	6/30/2019
17029RAA9	65	24	41	24	18	6/30/2019
66

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 19 - LOAN-BACKED AND STRUCTURED SECURITY IMPAIRMENTS (continued)

IMPAIRMENTS TAKEN ON CURRENT HOLDINGS DURING THE CURRENT YEAR
(1)	(2)	(3)	(4)	(5)	(6)	(7)
CUSIP(1,2)	Amortized Cost Before Current Period OTTI	Projected Cash Flows	Current Period Recognized OTTI	Amortized Cost After OTTI	Fair Value	Financial Statement Reporting Period
32052MAA9	194	188	5	188	120	6/30/2019
69336RCF5	127	45	81	45	113	6/30/2019
76110VSU3	594	569	24	569	560	6/30/2019
02147QAF9	340	340	—	340	341	3/31/2019
059469AF3	801	778	23	778	799	3/31/2019
05948KH77	677	674	3	674	675	3/31/2019
05948KP52	505	495	9	495	485	3/31/2019
059515AE6	971	956	15	956	974	3/31/2019
05951KAZ6	85	83	1	83	85	3/31/2019
05951KBA0	793	763	31	763	810	3/31/2019
05953YAA9	4,832	4,715	117	4,715	4,750	3/31/2019
1248MBAJ4	4,588	4,543	45	4,543	4,377	3/31/2019
1248MBAL9	1,300	1,291	9	1,291	1,230	3/31/2019
12544TAH7	311	309	3	309	316	3/31/2019
12627HAK6	873	854	19	854	849	3/31/2019
12628KAF9	1,014	997	17	997	928	3/31/2019
12628LAJ9	227	220	8	220	212	3/31/2019
12629EAD7	1,085	1,072	13	1,072	1,030	3/31/2019
12638PAE9	1,286	1,280	7	1,280	1,244	3/31/2019
12667G6W8	736	733	4	733	739	3/31/2019
12667G7X5	1,047	1,037	11	1,037	1,030	3/31/2019
17309BAB3	144	143	1	143	145	3/31/2019
32051GTD7	772	736	37	736	768	3/31/2019
3622EUAB2	558	522	36	522	537	3/31/2019
3622EUAC0	1,207	1,130	77	1,130	1,171	3/31/2019
45660LSY6	3,585	3,430	155	3,430	3,571	3/31/2019
46625YQX4	2,244	1,849	392	1,849	1,560	3/31/2019
46628BBD1	34	34	—	34	34	3/31/2019
61750YAB5	1,068	906	162	906	1,044	3/31/2019
61752RAH5	37	36	1	36	37	3/31/2019
61752RAJ1	955	914	41	914	949	3/31/2019
76110VSU3	649	621	29	621	587	3/31/2019
76111XPR8	6	1	5	1	1	3/31/2019
81744HAF0	555	540	15	540	548	3/31/2019
93934FEM0	1,018	1,004	15	1,004	994	3/31/2019
Subtotal - General Account	XXX	XXX	$2,851	XXX	XXX
Guaranteed Separate Accounts
059469AF3	$104	$98	$6	$98	$100	12/31/2019
1248MBAL9	183	181	2	181	181	12/31/2019
12627HAK6	137	134	3	134	136	12/31/2019
61751DAE4	55	52	3	52	55	12/31/2019
76110VSU3	4	4	—	4	4	12/31/2019
76110VSU3	5	4	—	4	4	9/30/2019
67

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS
NOTE 19 - LOAN-BACKED AND STRUCTURED SECURITY IMPAIRMENTS (continued)

IMPAIRMENTS TAKEN ON CURRENT HOLDINGS DURING THE CURRENT YEAR
(1)	(2)	(3)	(4)	(5)	(6)	(7)
CUSIP(1,2)	Amortized Cost Before Current Period OTTI	Projected Cash Flows	Current Period Recognized OTTI	Amortized Cost After OTTI	Fair Value	Financial Statement Reporting Period
12628KAF9	128	126	2	126	134	6/30/2019
76110VSU3	5	5	—	5	5	6/30/2019
009451AP0	1	—	1	—	3	3/31/2019
02147QAF9	454	453	1	453	455	3/31/2019
059469AF3	57	56	2	56	57	3/31/2019
059515AE6	114	112	2	112	115	3/31/2019
05951KBA0	42	40	2	40	43	3/31/2019
1248MBAL9	200	198	1	198	189	3/31/2019
12627HAK6	153	150	3	150	150	3/31/2019
12628KAF9	132	130	2	130	121	3/31/2019
61750YAB5	124	105	20	105	121	3/31/2019
76110VSU3	6	5	—	5	5	3/31/2019
Subtotal - Guaranteed Separate Accounts	XXX	XXX	$50	XXX	XXX
Grand Total	XXX	XXX	$2,901	XXX	XXX

(1)Only the impaired lots within each CUSIP are included within this table.
(2)CUSIP amounts less than $1 thousand within this table are shown as zero.

NOTE 20 - SUBSEQUENT EVENTS

At March 12, 2020, the date the financial statements were available to be issued, there have been no events occurring subsequent to the close of the Company’s books or accounts for the accompanying statutory financial statements that would have a material effect on the financial condition of the Company.
Events Subsequent to Original Issuance of Financial Statements (Unaudited)
Beginning in the first quarter of 2020, the outbreak of the novel coronavirus (“COVID-19”) has resulted in extreme stress and disruption in the global economy and financial markets, but has not materially impacted the Company’s results of operations, financial position and cash flows. Due to the highly uncertain nature of these conditions, it is not possible to estimate the ultimate impacts at this time. The risks have primarily manifested, and may continue to manifest, in the Company’s statutory financial statements in the area of increased risk of loss on our investments due to default or deterioration in credit quality or value, higher death benefits, and lower premiums.

At December 4, 2020, no other significant events have occurred subsequent to December 31, 2019 which would materially impact the Company's results of operations, cash flows or financial position at that date.

68

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

GLOSSARY OF TERMS

Term	Description
ABS	Asset-backed securities
AVR	Asset valuation reserve
CARVM	Commissioners’ Annuity Reserve Valuation Method
CMBS	Commercial mortgage-backed securities
COLI	Corporate owned life insurance
CSAs	Credit support annexes
DRD	Dividends received deduction
DSID (or “statutory accounting practices”)	Delaware State Insurance Department
DTA	Deferred tax asset(s)
DTL	Deferred tax liability(ies)
FHLB	Federal Home Loan Bank
GMAB	Guaranteed minimum accumulation benefit
GMDB	Guaranteed minimum death benefit
IMR	Interest maintenance reserve
INT 18-01	National Association of Insurance Commissioners Interpretation 18-01
IRC	Internal Revenue Code
IRS	Internal Revenue Service
LIHTC	Low-income housing tax credit
LTV	Loan to value ratio
MCF	Madison Capital Funding LLC
MCF Note Agreement	New York Life note funding agreement with MCF
MODCO	Modified coinsurance
NAIC	National Association of Insurance Commissioners
NAIC SAP	National Association of Insurance Commissioners’ Accounting Practices and Procedures
NAV	Net asset value
New York Life	New York Life Insurance Company
NYLARC	New York Life Agents Reinsurance Company
NYLAZ	NYLIFE Insurance Company of Arizona
NYLCC	New York Life Capital Corporation
NYLIFE Distributors	NYLIFE Distributors LLC
NYLIM	New York Life Investment Management LLC
NYL Investments	New York Life Investment Management Holdings LLC
NYL Investors	NYL Investors LLC
NYLIFE Securities	NYLIFE Securities LLC
OTC	Over-the-counter
OTC-cleared	Over-the-counter clearinghouse
OTC-bilateral	Over-the-counter bilateral agreements
OTTI	Other-than-temporary impairment(s)
PBR	Principle-based reserving
RMBS	Residential mortgage-backed securities
SSAP	Statement of statutory accounting principle
69

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
NOTES TO STATUTORY FINANCIAL STATEMENTS

Term	Description
Taiwan Branch	NYLIAC's former branch operations in Taiwan
Taiwan Corporation	New York Life Insurance Taiwan Corporation
TCJA	Tax Cuts and Jobs Act
TDR	Troubled debt restructuring
The Company	New York Life Insurance and Annuity Corporation
U.S. GAAP	Accounting principles generally accepted in the United States of America
UL	Universal life
VA	Variable annuity
VEBA	Voluntary Employees Beneficiary Association Trusts
VUL	Variable universal life
Yuanta	Yuanta Financials Holding Co., Ltd.

70

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
SCHEDULE 1 - SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA
At and for the Year Ended December 31, 2019

The following is a summary of certain financial information included in exhibits and schedules in the Annual Statement filed with the Delaware Insurance Department subjected to audit procedures by independent auditors and utilized by actuaries in the determination of reserves.

Investment Income Earned:
U.S. government bonds	$206,803,532
Other bonds (unaffiliated)	3,148,832,730
Bonds of affiliates	98,768,251
Preferred stocks (unaffiliated)	23,658
Preferred stocks of affiliates	—
Common stocks (unaffiliated)	36,569,041
Common stocks of affiliates	—
Mortgage loans	670,812,619
Real estate	7,326,819
Premium notes, policy loans and liens	54,107,842
Cash on hand and on deposit	2,562,735
Short-term investments	36,330,980
Derivative instruments	27,721,233
Other invested assets	106,862,324
Aggregate write-ins for investment income	7,145,959
Gross investment income	$4,403,867,723

Real Estate Owned - Book Value less Encumbrances	$100,882,544

Mortgage Loans - Book Value:
—
Residential mortgages	$15,681,016
Commercial mortgages	13,995,039,021
Mezzanine real estate loans	685,789,065
Total mortgage loans	$14,696,509,102

Mortgage Loans by Standing - Book Value:
Good standing	$14,695,854,103
Good standing with restructured terms	$—

Interest overdue more than 90 days, not in foreclosure	$—
Foreclosures in process	$654,999

Other Invested Assets - Statement Value	$1,514,099,509

Collateral Loans	$—

71

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

SCHEDULE 1 - SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA (continued)

Bonds and Stocks of Parent, Subsidiaries and Affiliates - Book Value:
Bonds	$2,150,577,869
Preferred stocks	$—
Common stocks	$—

Bonds and Short-Term Investments by Maturity and NAIC Designation:
Bonds by maturity - statement value:
Due within one year or less	$6,563,836,995
Over one year through five years	27,360,025,234
Over five years through 10 years	31,810,000,446
Over 10 years	$24,393,720,937
Total by maturity	$90,127,583,612

Bonds by NAIC designation - statement value
NAIC 1	$58,436,931,387
NAIC 2	27,120,907,253
NAIC 3	2,403,000,519
NAIC 4	1,860,349,796
NAIC 5	246,903,639
NAIC 6	59,491,018
Total by NAIC designation	$90,127,583,612

Total bonds publicly traded	$54,498,592,241
Total bonds privately placed	$35,628,991,371

Preferred Stocks - Statement Value	$12,963,721

Common Stocks - Market Value	$1,644,017,949

Short-Term Investments - Book Value	$44,224,224

Options, Caps and Floors Owned - Statement Value	$10,250,144

Options, Caps and Floors Written and In-Force - Statement Value	$—

Collar, Swap and Forward Agreements Open - Statement Value	$319,682,311

Future Contracts Open - Current Value	$(80,446)

Cash on Deposit	$(136,045,589.81)

72

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

SCHEDULE 1 - SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA (continued)

Life Insurance In-Force (in thousands):
Industrial	$—
Ordinary	$177,732,997
Credit life	$—
Group life	$11,863,619

Amount of Accidental Death Insurance In-Force Under
Ordinary Policies (in thousands):	$1,064,833

Life Insurance Policies with Disability Provisions In-Force (in thousands):
Industrial	$—
Ordinary	$15,697,263
Credit life	$—
Group life	$—

Supplementary Contracts In-Force:
Ordinary - not involving life contingencies
Amount on deposit	$393,808,208
Income payable	$52,429,245

Ordinary - involving life contingencies
Income payable	$37,160,168

Group - not involving life contingencies
Amount on deposit	$—
Income payable	$—

Group - involving life contingencies
Income payable	$—

Annuities:
Ordinary
Immediate - amount of income payable	$1,607,354,324
Deferred - fully paid account balance	$44,248,290,246
Deferred - not fully paid - account balance	$32,451,809,893

Group
Amount of income payable	$85,919,528
Fully paid account balance	$1,861,666
Not fully paid - account balance	$—

73

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

SCHEDULE 1 - SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA (continued)

Accident and Health Insurance - Premiums In-Force
Ordinary	$—
Group	$—
Credit	$—

Deposit Funds and Dividend Accumulations:
Deposit funds - account balance	$231,693,463
Dividend accumulations - account balance	$—

Claim Payments 2019 (in thousands):
Group accident and health - year ended December 31, 2019
2019	$—
2018	$—
2017	$—
2016	$—
2015	$—
Prior	$—

Other accident and health
2019	$—
2018	$—
2017	$—
2016	$—
2015	$—
Prior	$—

Other coverages that use developmental methods to calculate
claims reserves (in thousands):
2019	$697,299
2018	$560,813
2017	$487,771
2016	$378,457
2015	$361,625
Prior	$55,755

74

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
SCHEDULE 2 - SUMMARY INVESTMENT SCHEDULE
At and for the Year Ended December 31, 2019

	Gross Investment		Admitted Assets as
Investment Categories	Holdings*		Reported in the Annual Statement
	Amount	Percentage	Amount	Securities Lending Reinvested Collateral Amount	Total Amount	Percentage
Bonds:
U.S. governments	$5,335,859,371	4.880%	$5,335,859,371	—	$5,335,859,371	4.881%
All other governments	271,656,953	0.248	271,656,953	—	271,656,953	0.249
U.S. states, territories and possessions, etc. guaranteed	—	—	—	—	—	—
U.S. political subdivisions of states, territories, and possessions, guaranteed	—	—	—	—	—	—
U.S. special revenue and special assessment obligations, etc. non-guaranteed	16,064,167,843	14.693	16,064,167,843	—	16,064,167,843	14.695
Industrial and miscellaneous	64,236,631,719	58.752	64,236,631,719	—	64,236,631,719	58.761
Hybrid securities	—	—	—	—	—	—
Parent, subsidiaries and affiliates	2,150,577,869	1.967	2,150,577,869	—	2,150,577,869	1.967
SVO identified funds	83,141,839	0.076	83,141,839	—	83,141,839	0.076
Unaffiliated Bank loans	489,024,470	0.447	489,024,470	—	489,024,470	0.447
Total long-term bonds	88,631,060,064	81.064	88,631,060,064	—	88,631,060,064	81.076
Preferred Stocks:
Industrial and miscellaneous (Unaffiliated)	12,963,721	0.012	12,963,721	—	12,963,721	0.012
Parent, subsidiaries and affiliates	—	—		—	—	—
Total preferred stocks	12,963,721	0.012	12,963,721	—	12,963,721	0.012
Common Stock:
Industrial and miscellaneous Publicly traded (Unaffiliated)	1,027,901,096	0.940	1,027,901,096	—	1,027,901,096	0.940
Industrial and miscellaneous Other (Unaffiliated)	40,046,040	0.037	40,046,040	—	40,046,040	0.037
Parent, subsidiaries and affiliates Publicly traded	—	—	—	—	—	—
Parent, subsidiaries and affiliates Other	—	—	—	—	—	—
Mutual funds	576,070,813	0.527	576,070,813	—	576,070,813	0.527
Unit investment trusts	—	—	—	—	—	—
Closed-end funds	—	—	—	—	—	—
Total common stocks	1,644,017,949	1.504	1,644,017,949	—	1,644,017,949	1.504
Mortgage loans:
Farm mortgages	—	—		—	—	—
Residential mortgages	15,681,017	0.014	15,681,017	—	15,681,017	0.014
Commercial mortgages	13,995,039,021	12.800	13,995,039,021	—	13,995,039,021	12.802
Mezzanine real estate loans	685,789,065	0.627	685,789,065	—	685,789,065	0.627
Total mortgage loans	14,696,509,103	13.442	14,696,509,103	—	14,696,509,103	13.444
Real Estate:
75

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

SCHEDULE 2 - SUMMARY INVESTMENT SCHEDULE (continued)

	Gross Investment		Admitted Assets as
Investment Categories	Holdings*		Reported in the Annual Statement
	Amount	Percentage	Amount	Securities Lending Reinvested Collateral Amount	Total Amount	Percentage
Properties occupied by company	—	—	—	—	—	—
Properties held for production of income	100,297,544	0.092	100,297,544	—	100,297,544	0.092
Properties held for sale	585,000	0.001	585,000	—	585,000	0.001
Total real estate	100,882,544	0.092	100,882,544	—	100,882,544	0.092
Cash, cash equivalents and short-term investments:
Cash	(136,045,590)	(0.124)	(136,045,590)	—	(136,045,590)	(0.124)
Cash equivalents	1,528,306,843	1.398	1,528,306,843	—	1,528,306,843	1.398
Short-term investments	44,224,223	0.040	44,224,223	—	44,224,223	0.040
Total cash, cash equivalents and short-term investments	1,436,485,476	1.314	1,436,485,476	—	1,436,485,476	1.314
Contract loans	923,256,259	0.844	908,832,268	—	908,832,268	0.831
Derivatives	365,256,253	0.334	365,256,253	—	365,256,253	0.334
Other invested assets	1,516,504,631	1.387	1,514,099,509	—	1,514,099,509	1.385
Receivables for securities	5,963,701	0.005	5,963,701	—	5,963,701	0.005
Securities Lending	—	—	—	—	—	—
Other invested assets	1,944,975	0.002	1,944,975	—	1,944,975	0.002
Total invested assets	$109,334,844,676	100.000%	$109,318,015,566	—	$109,318,015,566	100.000%
* Gross investment holdings as valued in compliance with NAIC Accounting Practices & Procedures Manual.
76

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION
SCHEDULE 3 – INVESTMENT RISKS INTERROGATORIES
At and for the Year Ended December 31, 2019

NAIC Group Code: 0826	NAIC Company Code: 91596	EIN: 13-3044743

The Investment Risks Interrogatories are to be filed by April 1. They are also to be included with the Audited Statutory Financial Statements.

Answer the following interrogatories by reporting the applicable U.S. dollar amounts and percentages of the reporting entity’s total admitted assets held in that category of investments.

1.Reporting entity’s total admitted assets as reported on Page 2 of this annual statement. $119,590,053,909

2.Ten largest exposures to a single issuer/borrower/investment.

	Description of		Percentage of Total
Issuer	Exposure	Amount	Admitted Assets
NEW YORK LIFE INS CO (MADISON CAPITAL FUNDING LLC)	Affiliated Bonds/Limited Partnership	$2,826,570,565	2.4%
JPMORGAN CHASE & CO	Bonds/Equity	$1,219,243,665	1.0%
WELLS FARGO & COMPANY	Bonds/Equity	$1,113,838,750	0.9%
MORGAN STANLEY	Bonds/Equity	$713,291,645	0.6%
BROOKFIELD PROPERTY PARTNERS, L.P.	Mortgage Loans	$704,891,834	0.6%
GS MORTGAGE SECURITIES	Bonds	$631,934,173	0.5%
CITIGROUP	Bonds/Equity	$559,921,966	0.5%
MAPLETREE INVESTMENTS PTE LTD	Mortgage Loans	$476,000,000	0.4%
THE MACERICH COMPANY	Mortgage Loans	$464,390,755	0.4%
BLACKSTONE	Mortgage Loans	$451,003,286	0.4%

3.Amounts and percentages of the reporting entity’s total admitted assets held in bonds and preferred stocks by NAIC rating.

Rating	Bonds	Percentage of Total Admitted Assets	Preferred Stocks		Percentage of Total Admitted Assets
NAIC – 1	$58,436,931,415	48.9%	P/RP - 1	$95,112	—%
NAIC – 2	$27,120,907,250	22.7%	P/RP - 2	$573,420	—%
NAIC – 3	$2,403,000,520	2.0%	P/RP - 3	$—	—%
NAIC – 4	$1,860,349,797	1.6%	P/RP - 4	$—	—%
NAIC – 5	$246,903,638	0.2%	P/RP - 5	$—	—%
NAIC – 6	$59,491,019	—%	P/RP - 6	$12,295,190	—%

77

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

SCHEDULE 3 – INVESTMENT RISKS INTERROGATORIES (continued)
4.Assets held in foreign investments:

Are assets held in foreign investments less than 2.5% of the reporting entity’s total admitted assets?
Yes [ ] No [X]

If response to 4.01 above is Yes, responses are not required for interrogatories 5-10

Total admitted assets held in foreign investments	$13,365,813,131	11.2%
Foreign-currency-denominated investments	$—	—%
Insurance liabilities denominated in that same foreign currency	$—	—%

5.Aggregate foreign investment exposure categorized by NAIC sovereign rating:

Countries rated NAIC-1	$13,155,322,651	11.0%
Countries rated NAIC-2	$161,304,001	0.1%
Countries rated NAIC-3 or below	$49,186,477	—%

6.Largest foreign investment exposures by country, categorized by NAIC sovereign rating:

Countries rated NAIC-1:
UNITED KINGDOM	$3,988,533,375	3.3%
CAYMAN ISLANDS	$2,630,490,480	2.2%
Countries rated NAIC-2:
Mexico	$93,409,411	0.1%
Colombia	$26,119,080	—%
Countries rated NAIC-3 or below:
BAHAMAS	$31,366,080	—%
LIBERIA	$5,987,408	—%

7. Aggregate unhedged foreign currency exposure	$500,833,991	0.4%

8.Aggregate unhedged foreign currency exposure categorized by the country’s NAIC sovereign rating:

Countries rated NAIC-1:	$489,524,697	0.4%
Countries rated NAIC-2:	$6,092,069	—%
Countries rated NAIC-3 or below:	$5,217,226	—%

9.Largest unhedged foreign currency exposures by country, categorized by the country’s NAIC sovereign rating:

Countries rated NAIC-1:
Luxembourg	$163,598,148	0.1%
Australia	$163,397,988	0.1%
Countries rated NAIC-2:
India	$2,966,630	—%
Italy	$1,552,827	—%
Countries rated NAIC-3 or below:
Brazil	$2,810,197	—%
South Africa	$2,124,298	—%

78

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

SCHEDULE 3 – INVESTMENT RISKS INTERROGATORIES (continued)
10.Ten largest non-sovereign (i.e. non-governmental) foreign issues:

Issuer	NAIC Rating
SMITH & NEPHEW PLC	1	$144,500,000	0.1%
COMPASS GROUP PLC	1	$135,000,000	0.1%
TRITAX BIG BOX REIT PLC	2	$132,806,259	0.1%
STATNETT SF	1	$123,800,000	0.1%
ANGLIAN WATER GROUP LTD	1FE	$111,977,316	0.1%
BRITISH LAND COMPANY PLC	1	$110,830,972	0.1%
Angel Trains Grp	2	$109,821,834	0.1%
BASF SE	1FE	$108,490,008	0.1%
COOPERATIEVE RABOBANK UA	2FE	$108,152,762	0.1%
LESAFFRE	2	$95,412,457	0.1%

11.Amounts and percentages of the reporting entity’s total admitted assets held in Canadian investments and unhedged Canadian currency exposure.

Are assets held in Canadian investments less than 2.5% of the reporting entity’s total admitted assets? Yes [X] No [ ]

If response to 11.01 is Yes, detail is not required for the remainder of Interrogatory 11

12.Report aggregate amounts and percentages of the reporting entity’s total admitted assets held in investments with contractual sales restrictions.

Are assets held in investments with contractual sales restrictions less than 2.5% of the reporting entity’s total admitted assets? Yes[X] No[ ]

If response to 12.01 is Yes, responses are not required for the remainder of Interrogatory 12

13. Amounts and percentages of admitted assets held in the ten largest equity interests:

Are assets held in equity interest less than 2.5% of the reporting entity’s total admitted assets?
Yes [] No [X]

If response to 13.01 above is Yes, responses are not required for the remainder of Interrogatory 13

Issuer
Madison Capital Funding LLC	$675,992,696	0.6%
VANGUARD 500 INDEX FUND	$258,641,308	0.2%
SPDR S&P 500 ETF TRUST	$173,968,227	0.2%
CANDRIAM GF HIGH YIELD CORPORATE	$84,802,830	0.1%
CANDRIAM WORLD ALTERNATIVE ALPHAMAX	$82,972,683	0.1%
GoldPoint Mezzanine Partners IV, LP	$77,690,214	0.1%
CANDRIAM GF - US EQUITY OPPORTUN	$65,456,047	0.1%
CVP European Credit Opportunity Fund Limited	$55,199,863	0.1%
INE CANDRIAM GF US COR BD SQ USD DIS	$54,129,000	0.1%
NYLIC HKP Member LLC	$49,765,139	0.0%
79

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

SCHEDULE 3 – INVESTMENT RISKS INTERROGATORIES (continued)
14. Amounts and percentages of the reporting entity’s total admitted assets held in nonaffiliated, privately placed equities:

Are assets held in nonaffiliated, privately placed equities less than 2.5% of the reporting entity’s total admitted assets? Yes [X] No [ ]

If response to 14.01 above is Yes responses are not required for the remainder of Interrogatory 14

15. Amounts and percentages of the reporting entity’s total admitted assets held in general partnership interests:

Are assets held in general partnership interests less than 2.5% of the reporting entity’s total admitted assets? Yes [X] No [ ]

If response to 15.01 above is Yes responses are not required for the remainder of Interrogatory 15

16. Amounts and percentages of the reporting entity’s total admitted assets held in mortgage loans:

Are mortgage loans reported in Schedule B less than 2.5% of the reporting entity’s total admitted assets? Yes [ ] No [X]

If response to 16.01 above is Yes, responses are not required for the remainder of Interrogatory 16 and Interrogatory 17

Type ( Residential, Commercial, Agricultural)
Commercial	$405,500,000	0.3%
Commercial	$247,100,000	0.2%
Commercial	$228,900,000	0.2%
Commercial	$205,476,020	0.2%
Commercial	$186,958,229	0.2%
Commercial	$182,355,509	0.2%
Commercial	$159,000,000	0.1%
Commercial	$155,699,999	0.1%
Commercial	$155,351,617	0.1%
Commercial	$150,113,995	0.1%

Amount and percentage of the reporting entity’s total admitted assets held in the following categories of mortgage loans:

Construction loans	$186,759,014	0.2%
Mortgage loans over 90 days past due	$—	—%
Mortgage loans in the process of foreclosure	$654,999	—%
Mortgage loans foreclosed	$—	—%
Restructured mortgage loans	$—	—%

80

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

SCHEDULE 3 – INVESTMENT RISKS INTERROGATORIES (continued)
17.Aggregate mortgage loans having the following loan-to-value ratios as determined from the most current appraisal as of the annual statement date:

Loan-to-Value	Residential		Commercial		Agricultural
above 95%	$—	—%	$128,018,334	0.1%	$—	—%
91% to 95%	$—	—%	$—	—%	$—	—%
81% to 90%	$—	—%	$—	—%	$—	—%
71% to 80%	$472,824	—%	$664,135,235	0.6%	$—	—%
Below 70%	$15,208,191	—%	$13,888,674,517	11.6%	$—	—%

18. Amounts and percentages of the reporting entity’s total admitted assets held in each of the five largest investments in real estate:

Are assets held in real estate reported less than 2.5% of the reporting entity’s total admitted assets
Yes [X] No [ ]

If response to 18.01 above is Yes, responses are not required for the remainder of Interrogatory 18

19. Report aggregate amounts and percentages of the reporting entity’s total admitted assets held in investments held in mezzanine real estate loans:

Are assets held in investment held in mezzanine real estate loans less than 2.5% of the reporting entity’s total admitted assets Yes [X] No [ ]

If response to 19.01 above is Yes, responses are not required for the remainder of Interrogatory 19

20.Amounts and percentages of the reporting entity’s total admitted assets subject to the following types of agreements:

			At End of Each Quarter
	At Year End		1st Qtr	2nd Qtr	3rd Qtr
Securities lending agreements (do not include assets held as collateral for such transactions)	$624,794,859	0.5%	$654,641,102	$635,932,225	$626,063,941
Repurchase agreements	$—	—%	$—	$—	$—
Reverse repurchase agreements	$219,792,000	0.2%	$177,759,000	$182,177,000	$177,978,000
Dollar repurchase agreements	$1,388,625	—%	$—	$—	$—
Dollar reverse repurchase agreements	$—	—%	$—	$—	$—

21.Amounts and percentages of the reporting entity’s total admitted assets for warrants not attached to other financial instruments, options, caps, and floors:

	Owned		Written

Hedging	$10,250,144	—%	$—	—%
Income generation	$—	—%	$—	—%
Other	$—	—%	$—	—%

81

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION

SCHEDULE 3 – INVESTMENT RISKS INTERROGATORIES (continued)
22.Amounts and percentages of the reporting entity’s total admitted assets of potential exposure for collars, swaps, and forwards:

			At End of Each Quarter
	At Year End		1st Qtr	2nd Qtr	3rd Qtr

Hedging	$91,010,154	0.1%	$87,731,265	$91,725,052	$90,341,410
Income generation	$—	—%	$—	$—	$—
Replications	$14,947	—%	$—	$—	$—
Other	$—	—%	$—	$—	$—

23.Amounts and percentages of the reporting entity’s total admitted assets of potential exposure for futures contracts:

At End of Each Quarter
	At Year End		1st Qtr	2nd Qtr	3rd Qtr

Hedging	$301,379	—%	$199,812	$185,565	$277,601
Income generation	$—	—%	$—	$—	$—
Replications	$—	—%	$—	$—	$—
Other	$—	—%	$—	$—	$—

82

PART C. OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

a. Financial Statements.

All Financial Statements are included in Part B of this Registration Statement.

b. Exhibits.

Board of Directors Resolutions

(1)(a)	Resolution of the Board of Directors of New York Life Insurance and Annuity Corporation (“NYLIAC”) authorizing establishment of the Separate Account — Previously filed as Exhibit (1) to Registrant’s initial Registration Statement, re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (1) to Registrant’s Post-Effective Amendment No. 2 on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 033-87382), filed 4/25/97 and incorporated herein by reference.

(2)	Custodial Agreements. Not applicable.

(3)	Distribution and Underwriting Agreements

(a) Distribution Agreement between NYLIFE Securities Inc. and NYLIAC — Previously filed as Exhibit (3)(a) to Post-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC MFA Separate Account - I (File No. 2-86084), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (3)(a)(1) to Post-Effective Amendment No. 4 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 033-64410), filed 4/25/97 and incorporated herein by reference.

(b) Distribution Agreement between NYLIFE Distributors, Inc. and NYLIAC-Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (3)(b) to Post-Effective Amendment No. 1 on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 033-87382), filed 4/18/96 and incorporated herein by reference.

(c) Distribution and Underwriting Agreement, dated April 27, 2006, between New York Life Insurance and Annuity Corporation and NYLIFE Distributors LLC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (c)(3) to Post-Effective Amendment No. 16 on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(d) Form of Amendment to Distribution and Underwriting Agreement between New York Life Insurance and Annuity Corporation and NYLIFE Distributors LLC, effective as of March 6, 2015 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 3(g)(1) to Post-Effective Amendment No. 38 to the registration statement on Form N-4 for NYLIAC MFA Separate Account - I (File No. 002-86083), filed 4/14/2015 and incorporated herein by reference.

(4)	Contracts

a) Form of New York Life IndexFlex Variable Annuity policy (No. ICC20V-P01) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 4(a) to the initial registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 333-239752), filed on 07/08/20 and incorporated herein by reference.

b) Form of New York Life IndexFlex Variable Annuity – FP Series policy (No. ICC20V-P02) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 4(b) to the initial registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 333-239752), filed on 07/08/20 and incorporated herein by reference.

c) Form of New York Life IndexFlex Variable Annuity Index-linked Account Allocation Options - Initial Term Strategies Rider –(No. ICC20V-R01) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 4(c) to the initial registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 333-239752), filed on 07/08/20 and incorporated herein by reference.

d) Form of New York Life IndexFlex Variable Annuity Index-linked Account Allocation Options - Recurring Term Strategies Rider (No. ICC20V-R02) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 4(d) to the initial registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 333-239752), filed on 07/08/20 and incorporated herein by reference.

e) Form of New York Life IndexFlex Variable Annuity Home Health Care Rider (No.ICC10-R101) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 4(e) to the initial registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 333-239752), filed on 07/08/20 and incorporated herein by reference.

f) Form of New York Life IndexFlex Variable Annuity Living Needs Benefit/Unemployment Rider (No.ICC10-R100) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 4(f) to the initial registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 333-239752), filed on 07/08/20 and incorporated herein by reference.

g) Form of New York Life IndexFlex Variable Annuity Living Needs Benefit Surrender Charge Reduction Rider (No.ICC17D-R01) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 4(g) to the initial registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 333-239752), filed on 07/08/20 and incorporated herein by reference.

(5)	Applications

(a) Form of Application for policies for New York Life IndexFlex Variable Annuity (No. ICC20V-AA85) and NC20V-AA85) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 5(a) to the initial registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 333-239752), filed on 07/08/20 and incorporated herein by reference.

(b) Form of Application for policies for New York Life IndexFlex Variable Annuity - FP Series (No. ICC20VBD85) and NC20V-BD85) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit 5(b) to the initial registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 333-239752), filed on 07/08/20 and incorporated herein by reference.

(6)	Depositor’s Certificate of Incorporation and By-Laws

(a) Certificate of Incorporation of NYLIAC — Previously filed as Exhibit (6)(a) to the registration statement on Form S-6 for NYLIAC MFA Separate Account - I (File No. 2-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(a) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-07617), filed 7/3/96 and incorporated herein by reference.

(b) Amended and Restated Certificate of Incorporation of NYLIAC (executed May 1, 2009) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(a)(1) to Post-Effective Amendment No. 36 to the registration statement on Form N-4 of for the NYLIAC MFA Separate Account - I (File No. 2-86083), filed April 12, 2013 and incorporated herein by reference.

(c) By-Laws of NYLIAC — Previously filed as Exhibit (6)(b) to the registration statement on Form S-6 for NYLIAC MFA Separate Account - I (File No. 2-86083), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b) to the initial registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No.333-07617), filed 7/3/96 and incorporated herein by reference.

(d) Amendments to By-Laws of NYLIAC - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b)(2) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life Separate Account - I (File No. 333-39157), filed 4/3/98 and incorporated herein by reference.

(e) Amended and Restated By-Laws of NYLIAC (effective May 1, 2009) — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (6)(b)(3) to Post-Effective Amendment No. 36 to the registration statement on Form N-4 of for the NYLIAC MFA Separate Account - I (File No. 2-86083), filed April 12, 2013 and incorporated herein by reference.

(7)	Reinsurance Contracts. Not Applicable

(8)	Participation and other agreements

(a) Stock Sale Agreement between NYLIAC and MainStay VP Series Fund, Inc. (formerly New York Life MFA Series Fund, Inc.) — Previously filed as Exhibit (8)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form N-1 for New York Life MFA Series Fund, Inc. (File No. 2-86082), re-filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(a) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-07617), filed 1/2/97 and incorporated herein by reference.

(b) Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and NYLIAC, as amended, dated November 23, 2009 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(f) to Post-Effective Amendment No. 24 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/13/10 and incorporated herein by reference.

(c) Form of Subscription Agreement between NYLIAC and Variable Insurance Funds — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(l) to Registrant’s Post-Effective Amendment No. 4 to the registration statement on Form N-4 for (File No. 333-30706), filed 12/12/00 and incorporated herein by reference.

(d) Form of Substitution Agreement among NYLIAC, MainStay Management LLC, and New York Life Investment Management LLC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (9)(s) to Pre-Effective Amendment No. 1 to the registration statement on Form S-6 for NYLIAC Variable Universal Life-Separate Account - I (File No. 333-57210), filed 6/4/01 and incorporated herein by reference.

(e) Amendment dated 9/27/02 to Stock Sale Agreement dated 6/4/93 between NYLIAC and MainStay VP Series Fund, Inc. — Previously filed in accordance with Regulation S-T, 17 CFR 232.102 (e) as Exhibit (8)(n) to Post-Effective Amendment No. 18 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 033-87382), filed 4/9/03 and incorporated herein by reference.

(f) Form of 12b-1 Plan Services Agreement for the Service Class Shares of Mainstay VP Series Fund, Inc. between NYLIFE Distributors, Inc. and NYLIAC dated 4/13/02 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(o) to Post-Effective Amendment No. 19 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - III (File No. 033-87382), filed 5/14/03 and incorporated herein by reference.

(g) Form of Amended and Restated Service Contract between Fidelity Distributors Corporation and NYLIFE Distributors dated 10/1/11 – Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(o)(o) to Post-Effective Amendment No. 35 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account – I (File No. 033-53342), filed 4/9/2020 and incorporated herein by reference.

(h) Administrative Services Agreement between New York Life Investment Management LLC and NYLIAC dated 1/1/05 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(w) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/10/06 and incorporated herein by reference.

(i) Participation Agreement among New York Life Insurance and Annuity Corporation, MainStay VP Series Fund, Inc., and New York Life Investment Management LLC dated 10/7/04 — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(y) to Post-Effective Amendment No. 20 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account I (File No. 033-53342), filed 4/10/06 and incorporated herein by reference.

(j) Form of Administrative Services Agreement, dated March 25, 2011, and effective as of May 1, 2011, between Blackrock Advisors, LLC and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(a)(a) to Post-Effective Amendment No. 25 to the registration statement on Form N-4 for NYLIAC, Variable Annuity Separate Account - I (File No. 033-53342), filed 4/14/11 and incorporated herein by reference.

(k) Amended and Restated Administrative Services Agreement between New York Life Investment Management LLC and NYLIAC, dated February 17, 2012 — Previously filed in accordance with Regulation S-T 17 CFR 232.102(e) as Exhibit (8)(c)(c) to Post-Effective Amendment No. 26 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — I (File No. 033-53342), filed 4/11/12 and incorporated herein by reference.

(l) Amended and Restated 12b-1 Plan Services Agreement for the Service Class Shares of the MainStay VP Funds Trust between NYLIFE Distributors LLC and NYLIAC, dated April 29, 2011 — Previously filed in accordance with Regulation S-T 17 CFR 232.102(e) as Exhibit (8)(d)(d) to Post-Effective Amendment No. 26 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account — I (File No. 033-53342), filed 4/11/12 and incorporated herein by reference.

(m) Form of Participation Agreement among Legg Mason Investor Services LLC and New York Life Insurance and Annuity Corporation — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(j)(j) to Post-Effective Amendment No. 31 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/11/17 and incorporated herein by reference.

(n) Form of Administrative Services Agreement among Legg Mason Investor Services, LLC and New York Life Insurance and Annuity Corporation — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(k)(k) to Post-Effective Amendment No. 31 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account - I (File No. 033-53342), filed 4/11/17 and incorporated herein by reference.

(o) Form of Participation Agreement, dated August 14, 2006, among New York Life Insurance and Annuity Corporation, American Funds Insurance Series and Capital Research and Management Company — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (h)(24) to Post-Effective Amendment No. 16 to the registration statement on Form N-6 for NYLIAC Corporate Sponsored Variable Universal Life Separate Account - I (File No. 333-48300), filed 8/15/06 and incorporated herein by reference.

(p) Form of Fund Participation Agreement, dated March 25, 2011, and effective as of May 1, 2011, between Blackrock Variable Series Funds, Inc., Blackrock Investments, LLC, and NYLIAC — Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(b)(b) to Post-Effective Amendment No. 25 to the registration statement on Form N-4 for NYLIAC, Variable Annuity Separate Account - I (File No. 033-53342), filed 4/14/11 and incorporated herein by reference.

(q) Form of Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and New York Life Insurance and Annuity Corporation dated 1/1/1998 – Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (8)(p)(p) to Post-Effective Amendment No. 35 to the registration statement on Form N-4 for NYLIAC Variable Annuity Separate Account – I (File No. 033-53342), filed 4/9/2020 and incorporated herein by reference.

(9)	Legal Opinion

Opinion and Consent of Thomas F. English, Esq. Filed herewith.

(10)	Other Opinions

(a) Consent of PricewaterhouseCoopers LLP. Filed herewith.

(b) Powers of Attorney - Previously filed in accordance with Regulation S-T, 17 CFR 232.102(e) as Exhibit (10)(b) to Pre-Effective Amendment No. 1 to the registration statement on Form N-4/A for NYLIAC Variable Annuity Separate Account-III (File No. 333-239752), filed 10/9/2020 and incorporated herein by reference.

(11)	Not applicable.

(12)	Not applicable.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The principal business address of each director and officer of NYLIAC is 51 Madison Avenue, New York, NY 10010.

Name:	Title:
DeSanto, Craig L.	Chairman & President
Mathas, Theodore A.	Director & Chief Executive Officer
Ashe, Christopher T.	Director & Senior Vice President
Brill, Elizabeth K.	Director, Senior Vice President & Chief Actuary
Cook, Alexander I. M.	Director & Senior Vice President
Feldstein, Eric	Director, Executive Vice President & Chief Financial Officer
Gardner, Robert M.	Director, Senior Vice President & Controller
Harte, Francis Michael	Director & Senior Vice President
Hendry, Thomas A.	Director, Senior Vice President & Treasurer
Madgett, Mark J.	Director, Executive Vice President & Head of Agency
Malloy, Anthony R.	Director, Executive Vice President & Chief Investment Officer
Miller, Amy	Director, Senior Vice President, Deputy General Counsel & Assistant Secretary
Wion, Matthew D.	Director & Senior Vice President
Abramo, Stephen	Senior Vice President
Afshar, Pedram	Senior Vice President
Akkerman, John W.	Senior Vice President
Albarella, Joel I.	Senior Vice President
Badler, Sara L.	Senior Vice President & Chief Compliance Officer
Ball, Aaron C.	Senior Vice President
Barbari, Patricia	Senior Vice President & General Auditor
Bedard, David G.	Senior Vice President
Berlin, Scott L.	Senior Vice President
Cassidy, William B.	Senior Vice President
Castellani, David J.	Senior Vice President
Cherniavsky, Oksana	Senior Vice President
Cristallo, James J.	Senior Vice President & Actuary
Cruz, David	Senior Vice President
DiMella, Robert A.	Senior Vice President
English, Thomas F.	Senior Vice President & Chief Legal Officer
Huang, Dylan W.	Senior Vice President
Giacco, Jay J.	Senior Vice President
Heine, Kevin J.	Senior Vice President
Herwig, Julie E.	Senior Vice President
Hung, Yie-Hsin	Senior Vice President
Jayaraman, Nithya	Senior Vice President
Karaoglan, Alain	Senior Vice President
Karmen, Robert	Senior Vice President & Deputy General Counsel
Lamarque, Natalie	Senior Vice President
Lenz, Scott L.	Senior Vice President, Deputy General Counsel & Chief Tax Counsel
Lewis, Frances	Senior Vice President
Loffredo, John M.	Senior Vice President
McCarthy, Elizabeth W.	Senior Vice President
McDermott, Gail A.	Senior Vice President
Micucci, Alison H.	Senior Vice President
Ok, Francis J.	Senior Vice President
Phlegar, Jeffrey S.	Senior Vice President
Protas, Lucille	Senior Vice President
Ramasamy, Neal S.	Senior Vice President & Chief Technology Officer
Recine, Roberto	Senior Vice President
Rocchi, Gerard A.	Senior Vice President
Rosenthal, Benjamin L.	Senior Vice President
Rutigliano, Carla T.	Senior Vice President
Rzad, Amaury J.	Senior Vice President
Sabal, Craig A.	Senior Vice President
Schwartz, Richard C.	Senior Vice President
Simonetti, Richard P.	Senior Vice President
Smith, A. Thomas III	Senior Vice President
Susser, Andrew M.	Senior Vice President
Talgo, Mark W.	Senior Vice President
Virendra, Sonali	Senior Vice President
Wang, Janet	Senior Vice President
Wheeler, Douglas A.	Senior Vice President
Yoon, Jae	Senior Vice President
Alam, Raianul	Vice President
Anderson, Erik A.	Vice President & Actuary
Ascione, Mitchell P.	Vice President
Bain, Karen A.	Vice President - Tax
Behrens, Dawn	Vice President
Beligotti, Jeffrey	Vice President & Actuary
Bredikis, Scott	Vice President
Brooks, Devon E.	Vice President
Burke, Robert P.	Vice President
Caminiti, Philip E.	Vice President
Carbone, Jeanne M.	Vice President & Actuary
Casanova, Ramon A.	Vice President & Actuary
Chen, Roger	Vice President
Cherpelis, George S.	Vice President
Choi, Won	Vice President
Cirella, Margaret M.	Vice President
Cristallo, Gina A.	Vice President
Cronin, Maureen A.	Vice President, Associate General Counsel & Assistant Secretary
Cruz, Jeanne M.	Vice President
Dial, Robert H.	Vice President
Diaz, Mayra L.	Vice President
Donohue, Robert P.	Vice President & Assistant Treasurer
Dowden, David	Vice President
Dubrow, Michael G.	Vice President
Feinstein, Jonathan	Vice President
Ferguson, Robert E.	Vice President
Fitzgerald, Edward J.	Vice President
Fong, Michael	Vice President & Actuary
Frawley, Stephanie A.	Vice President
Furlong, Brian	Vice President
Gangemi, Thomas J.	Vice President & Chief Underwriter
Hallahan, Mary T.	Vice President & Assistant Treasurer
Han, Wen Wei	Vice President & Actuary
Hanley, Dale A.	Vice President
Hassemer, Michelle	Vice President
Heller, Thomas S.	Vice President
Hoffman, Eric S.	Vice President
Hofmann, Glenn	Vice President
Hynes, Robert J.	Vice President
Kary, Jason	Senior Vice President
Khalil, Saad A.	Vice President & Assistant Treasurer
Kim, Terry	Vice President
Koltisko, Joseph D.	Vice President
Kraus, Linda M.	Vice President
Kravitz, Jodi L.	Senior Vice President & Actuary
Kuan, Melissa	Vice President
Kuhl, Amanda L.	Vice President & Actuary
Kyan, Raymond	Vice President
Larkin, Colleen E.	Vice President
Lynn, Eric J.	Vice President & Actuary
Marinaccio, Ralph S.	Vice President
McGinnis, Timothy M.	Vice President
McNamara, Stephen J.	Vice President & Actuary
Melka, Frank David	Vice President
Millay, Edward P.	Vice President
Mitchinson, Tod J.	Vice President & Chief Information Security Officer
Mosquera, Jaime	Vice President & Actuary
Murphy, Marijo F.	Vice President
Pasyanos, Nicholas	Vice President & Actuary
Pecorino, Paul	Vice President
Perry, Valerie L.	Vice President - Underwriting
Petty, William	Vice President
Pizzute, Robert J.	Vice President
Quartararo, Paul	Vice President & Chief Medical Director
Roy, Ari	Vice President
Rubin, Janis C.	Vice President
Seewald, Scott R.	Vice President
Sell, David S.	Vice President
Shannon, Joseph J.	Vice President
Shaub, Sarah	Vice President
Sherman, Nancy G.	Vice President
Silber, Irwin	Vice President & Actuary
Suh, Hannah L.	Vice President & Actuary
Suryapranata, Monica	Vice President
Tai, Ka Luk Stanley	Vice President
Tate, William P.	Vice President
Taylor, Todd	Vice President & Actuary
Tillotson, Sandra G.	Senior Vice President & Legal Officer
Verastegui, Victor A.	Vice President
Walsh, Richard M.	Vice President
Walsh, Simon	Vice President
Webster, Gregory H.	Vice President
Weinstein, Scott W.	Vice President
Whites, Charles A.	Vice President & Associate General Counsel
Wildin, Michellen	Vice President
Williams, Matthew	Vice President
Yashnyk, Michael A.	Vice President
Zeng, Paul	Vice President & Actuary
Meade, Colleen A.	Associate General Counsel & Secretary

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

The Depositor, NYLIAC, is a wholly-owned subsidiary of New York Life Insurance Company (“New York Life”). The Registrant is a segregated asset account of NYLIAC. The following chart indicates persons presumed to be controlled by New York Life(+), unless otherwise indicated. Subsidiaries of other subsidiaries are indented accordingly, and ownership is 100% unless otherwise indicated.

Name	Jurisdiction of Organization	Percent of Voting Securities Owned
NYL Investors LLC(*)(†)	(Delaware)
NYL Investors (U.K.) Limited(*)(†)	(United Kingdom)
NYL Investors REIT Manager LLC	(Delaware)
NYLIM Holdings NCVAD GP, LLC	(Delaware)
McMorgan Northern California Value Add/Development Fund I, LP	(Delaware)	(50%)
MNCVAD-OFC RIDDER PARK CA LLC	(Delaware)
MNCVAD-GRAYMARK RIDDER	(Delaware)	(97.50%)
MNCVAD-OFC ONE BAY CA LLC	(Delaware)
MNCVAD-HARVEST ONE BAY LLC	(Delaware)	(95%)
MNCVAD-IND RICHMOND CA LLC	(Delaware)
NYL Investors NCVAD II GP, LLC (Delaware)
McMorgan Northern California Value
Add/Development Fund II, LP	(Delaware)	(50%)
MNCVAD II-MF HENLEY CA LLC	(Delaware)
MNCVAD II-SP HENLEY JV LLC	(Delaware)	(90%)
MNCVAD II-SP HENLEY OWNER	(Delaware)
MNCVAD II-OFC 770 L Street CA LLC	(Delaware)
MNCVAD II-MF UNION CA LLC	(Delaware)
MNCVAD II- HOLLIDAY UNION JV LLC	(Delaware)
MNCVAD II-OFC HARBORS CA LLC	(Delaware)
MNCVAD II-SEAGATE HARBORS LLC	(Delaware)	(LLC: 90%)
MNCVAD II-OFC 630 K Street CA LLC	(Delaware)
MSSDF Member LLC	(Delaware)
Madison Square Structured Debt Fund LP	(Delaware)
MSSDF GP LLC	(Delaware)
MSSDF REIT LLC	(Delaware)
MSSDF REIT Funding Sub I LLC	(Delaware)
MSVEF GP LLC	(Delaware)
MCPF GP LLC	(Delaware)
Madison Core Property Fund LP	(Delaware)	(NYL Investors is Non Member Manager 0.00%)[8]
MCPF Holdings Manager LLC	(Delaware)
MCPF MA Holdings LLC	(Delaware)
MCPF Holdings LLC	(Delaware)
MADISON-IND TAMARAC FL LLC	(Delaware)
MIREF 1500 Quail, LLC	(Delaware)
MIREF Mill Creek, LLC	(Delaware)
MIREF Gateway, LLC	(Delaware)
MIREF Gateway Phases II and III, LLC	(Delaware)
MIREF Delta Court, LLC	(Delaware)
MIREF Fremont Distribution Center, LLC	(Delaware)
MIREF Century, LLC	(Delaware)
MIREF Saddle River LLC	(Delaware)
MIREF Newpoint Commons, LLC	(Delaware)
MIREF Northsight, LLC	(Delaware)
MIREF Riverside, LLC	(Delaware)
MIREF Corporate Woods, LLC	(Delaware)
MIREF Bedminster, LLC	(Delaware)
Barton’s Lodge Apartments, LLC	(Delaware)	(90%)
MIREF Marketpointe, LLC	(Delaware)
MIREF 101 East Crossroads, LLC	(Delaware)
101 East Crossroads, LLC	(Delaware)
MIREF Hawthorne, LLC	(Delaware)
MIREF Auburn 277, LLC	(Delaware)
MIREF Sumner North, LLC	(Delaware)
MIREF Wellington, LLC	(Delaware)
MIREF Warner Center, LLC	(Delaware)
MADISON-MF Duluth GA LLC (Delaware)
MADISON-OFC Centerstone I CA LLC (Delaware)
MADISON-OFC Centerstone III CA LLC Delaware)
MADISON-MOB Centerstone IV CA LLC (Delaware)
MADISON-OFC Centerpoint Plaza CA LLC	(Delaware)
MADISON-IND Logistics NC LLC	(Delaware)
MCPF-LRC Logistics LLC	(Delaware)	(90%)
MADISON-MF Desert Mirage AZ LLC	(Delaware)
MADISON-OFC One Main Place OR LLC	(Delaware)
MADISON-IND Fenton MO LLC	(Delaware)
MADISON-IND Hitzert Roadway MO LLC	(Delaware)
MADISON-MF Hoyt OR LLC	(Delaware)
MADISON-RTL Clifton Heights PA LLC	(Delaware)
MADISON-IND Locust CA LLC	(Delaware)
MADISON-OFC Weston Pointe FL LLC	(Delaware)
MADISON-SP Henderson LLC	(Delaware)	(90%)
MADISON-IND VISTA LOGISTICS OR LLC	(Delaware)
MADISON-SPECHT VISTA LOGISTICS LLC	(Delaware)	(95%)
MADISON-MF MCCADDEN CA LLC	(Delaware)
MADISON-OFC 1201 WEST IL LLC	(Delaware)
MADISON-MCCAFFERY 1201 WEST IL LLC	(Delaware)	(92.5%)
MADISON-MF CRESTONE AZ LLC	(Delaware)
MADISON-MF TECH RIDGE TX LLC	(Delaware)
MSVEF Investor LLC	(Delaware)
MSVEF Feeder LP	(Delaware)	(55.56%)
MSVEF REIT LLC	(Delaware)	(55.56%)
Madison Square Value Enhancement Fund LP	(Delaware)	(51%)
MSVEF-MF Evanston GP LLC	(Delaware)	(51%)
MSVEF-MF Evanston IL LP	(Delaware)	(51%)
MSVEF-MF HUNTINGTON PARK GP LLC	(Delaware)
MSVEF-MF HUNTINGTON PARK WA LP	(Delaware)
MSVEF-OFC Tampa GP LLC
MSVEF-OFC WFC Tampa FL LP
MSVEF-FG WFC Tampa JV LP
MSVEF-OFC WFC Tampa PO GP LLC
MSVEF-FG WFC Property Owner LP
MSVEF-IND Commerce 303 GP LLC	(Delaware)
MSVEF-IND Commerce 303 AZ LP	(Delaware)
MSVEF-SW Commerce JV LP	(Delaware)
NYL Real Assets LLC	(Delaware)
NYL Emerging Manager LLC	(Delaware)
NYL Wind Investments LLC	(Delaware)
NYLIFE Insurance Company of Arizona	(Arizona)
NYLIC HKP Member LLC	(Delaware)	(NYLIC: 67.974%; NYLIAC 32.026%)
New York Life Insurance and Annuity Corporation	(Delaware)
New York Life Enterprises LLC	(Delaware)
SEAF Sichuan SME Investment Fund LLC	(Delaware)	(39.98%)
New York Life International Holdings Limited	(Mauritius)	(84.38%)[1]
Max Ventures and Industries Limited	(India)	(21.3%, NYLIC: 1.4%)
NYL Cayman Holdings Ltd.	(Cayman Islands)
NYL Worldwide Capital Investments LLC	(Delaware)
Seguros Monterrey New York Life, S.A. de C.V.	(Mexico)	(99.998%)[2]
Administradora de Conductos SMNYL, S.A. de C.V.	(Mexico)	(99%)
Agencias de Distribucion SMNYL, S.A. de C.V. (”ADIS”)	(Mexico)	(99%)
Inmobiliaria SMNYL, SA de C.V.	(Mexico)	(99% ; ADIS: 1%)
NYLIM Jacob Ballas India Holdings IV	(Mauritius)
New York Life Investment Management Holdings LLC	(Delaware)
New York Life Investment Management Asia Limited	(Cayman Islands)
Japan Branch
MacKay Shields LLC	(Delaware)
MacKay Shields Core Plus Opportunities Fund GP LLC	(Delaware)
MacKay Shields Core Plus / Opportunities Fund LP	(Delaware)
MacKay Municipal Managers Opportunities GP LLC	(Delaware)
MacKay Municipal Opportunities Master Fund, L.P.	(Delaware)
MacKay Municipal Opportunities Fund, L.P.	(Delaware)
MacKay Municipal Managers Credit Opportunities GP LLC	(Delaware)
MacKay Municipal Credit Opportunities Master Fund, L.P.	(Delaware)
MacKay Municipal Credit Opportunities Fund, L.P.	(Delaware)
MacKay Municipal Credit Opportunities HL Fund, L.P	(Delaware)
MacKay Municipal Managers Credit Opportunities HL (Cayman) GP LLC	(Cayman Is.)
MacKay Municipal Credit Opportunities HL (Cayman) Fund, LP	(Cayman Is.)
MacKay Municipal Short Term Opportunities Fund GP LLC	(Delaware)
MacKay Municipal Short Term Opportunities Fund LP	(Delaware)
Plainview Funds plc	(Ireland)	(50%) (MacKay Shields Employee: 50%)
Plainview Funds plc – MacKay Shields Unconstrained Bond Portfolio	(Ireland)	(NYLIC: 0.00%; MacKay: 0.13%)
MacKay Shields High Yield Active Core Fund GP LLC	(Delaware)
MacKay Shields High Yield Active Core Fund LP	(Delaware)
MacKay Shields Credit Strategy Fund Ltd	(Cayman Islands)
MacKay Shields Credit Strategy Partners LP	(Delaware)
MacKay Shields Defensive Bond Arbitrage Fund Ltd.	(Bermuda)	(13.26%)[3]
MacKay Shields Core Fixed Income Fund GP LLC	(Delaware)
MacKay Shields Core Fixed Income Fund LP	(Delaware)
MacKay Shields Select Credit Opportunities Fund GP LLC	(Delaware)
MacKay Shields Select Credit Opportunities Fund LP	(Delaware)
MacKay Shields High Yield Crossover Fund LP	(Delaware)
MacKay Shields (International) Ltd.	(UK)	(“MSIL”)
MacKay Shields (Services) Ltd.	(UK)	(“MSSL”)
MacKay Shields UK LLP	(UK)	(MSIL: 99%; MSSL: 1%)
MacKay Municipal Managers Puerto Rico Opportunities GP LLC	(Delaware)
MacKay Puerto Rico Opportunities Funds, L.P.	(Delaware)
MacKay Puerto Rico Opportunities Feeder Fund, L.P.	(Cayman Islands)
MacKay Municipal Managers California Opportunities GP LLC	(Delaware)
MacKay Municipal Managers California Opportunities Fund, L.P.	(Delaware)
MacKay Municipal New York Opportunities GP LLC	(Delaware)
MacKay Municipal New York Opportunities Fund, L.P.	(Delaware)
MacKay Municipal Opportunities HL Fund, L.P.	(Delaware)
MacKay Municipal Capital Trading GP LLC	(Delaware)
MacKay Municipal Capital Trading Master Fund, L.P.	(Delaware)
MacKay Municipal Capital Trading Fund, L.P.	(Delaware)
MacKay Municipal Managers Strategic Opportunities GP LLC	(Delaware)
MacKay Municipal Managers Strategic Opportunities Fund, L.P.	(Delaware)
MacKay Shields US Equity Market Neutral Fund GP LLC	(Delaware)
MacKay Cornerstone US Equity Market Neutral Fund LP	(Delaware)
MacKay Shields Intermediate Bond Fund GP LLC	(Delaware)
MacKay Shields Intermediate Bond Fund LP	(Delaware)
MacKay Shields General Partner (L/S) LLC	(Delaware)
MacKay Shields Long/Short Fund (Master)	(Delaware)
MacKay Municipal Managers Opportunities Allocation GP LLC	(Delaware)
MacKay Municipal Opportunities Allocation Master Fund LP	(Delaware)
MacKay Municipal Opportunities Allocation Fund A LP	(Delaware)
MacKay Municipal Opportunities Allocation Fund B LP	(Delaware)
MacKay Municipal Managers U.S. Infrastructure Opportunities GP LLC	(Delaware)
MacKay Municipal U.S. Infrastructure Opportunities Fund LP	(Delaware)
MacKay Municipal Managers High Yield Select GP LLC	(Delaware)
MacKay Municipal High Yield Select Fund LP	(Delaware)
MacKay Flexible Income Fund GP LLC	(Delaware)
MacKay Flexible Income Fund LP	(Delaware)
MacKay Municipal Managers High Income Opportunities GP LLC	(Delaware)
MacKay Municipal High Income Opportunities Fund LP	(Delaware)
MKS CLO Holdings GP LLC	(Delaware)
MKS CLO Holdings, LP	(Cayman Is.)
MKS CLO Advisors, LLC	(Delaware)
MacKay Shields Europe Investment Management Limited	(Ireland)
MacKay Shields European Credit Opportunity Fund Limited	(Jersey)	(NYLIAC: 33%)
MKS TALF Opportunities Fund GP, LLC	(Delaware)
MacKay Shields TALF 2.0 Opportunities Feeder Fund (Cayman) LP	(Cayman Is.)
MacKay Shields TALF 2.0 Opportunities Feeder Fund (Cayman GBP-Hedged) LP	(Cayman Is.)
MacKay Shields TALF 2.0 Opportunities Feeder Fund (US) LP	(Delaware)
MacKay Shields TALF 2.0 Opportunities Master Fund LP	(Delaware)
Cornerstone Capital Management Holdings LLC	(Delaware)
Madison Square Investors Asian Equity Market Neutral Fund GP, LLC	(Delaware)
Cornerstone US Equity Market Neutral Fund, LLC	(Delaware)
Cornerstone Capital Management Large-Cap Enhanced Index Fund GP, LLC	(Delaware)
Cornerstone Capital Management Large-Cap Enhanced Index Fund, L.P.	(Delaware)
New York Life Investments Alternatives LLC	(Delaware)	(MCF is a Non-Managing Member)
Madison Capital Funding LLC	(Delaware)	(NYLIC: 55%; NYLIAC: 45%)
MCF Co-Investment GP LLC	(Delaware)
MCF Co-Investment GP LP	(Delaware)
Madison Capital Funding Co-Investment Fund LP	(Delaware)
Madison Avenue Loan Fund GP LLC	(Delaware)
Madison Avenue Loan Fund LP	(Delaware)
MCF Fund I LLC	(Delaware)
MCF Hanwha Fund LLC	(Delaware)[7]	(0 voting ownership)
Ironshore Investment BL I Ltd.	(Bermuda)[7]	(0 voting ownership)
MCF CLO IV LLC	(Delaware)[7]	(NYLIC: 6.7%)
MCF CLO V LLC	(Delaware)[7]	(NYLIC: 5%)
MCF CLO VI LLC	(Delaware)[7]	(0 voting ownership)
MCF CLO VII LLC (f/k/a LMF WF Portfolio III, LLC)	(Delaware)[7]	(0 voting ownership)
MCF CLO VIII Ltd.	(Delaware) [7]	(0 voting ownership)
MCF CLO VIII LLC	(Delaware)
MCF CLO IX Ltd.	(Cayman Islands)[7]
MCF CLO IX LLC	(Delaware)
MCF KB Fund LLC	(Delaware)[7]	(0 voting ownership)
MCF KB Fund II LLC	(Delaware) [7]	(0 voting ownership)
MCF Hyundai Fund LLC	(Delaware) [7]	(0 voting ownership)
Montpelier Carry Parent, LLC (Delaware)
Montpelier Carry, LLC (Delaware)
Montpelier GP, LLC (Delaware)
Montpelier Fund, L.P.	(Delaware)
MCF Mezzanine Carry I LLC	(Delaware)[9]
MCF Mezzanine Fund I LLC	(Delaware)	(NYLIC: 66.66%; NYLIAC: 33.33%) (MCF is the manager)
MCF PD Fund GP LLC	(Delaware)[7]
MCF PD Fund LP	(Delaware)[7]
MCF Senior Debt Fund 2019-I GP LLC	(Delaware)[7]
MCF Senior Debt Fund 2019-I LP	(Delaware)[7]
Warwick Seller Representative, LLC	(Delaware)
Young America Holdings, LLC (“YAH”)	(Delaware)	(36.35%)[9]
YAC.ECOM Incorporated	(Minnesota)
Young America, LLC (“YALLC”)	(Minnesota)
Global Fulfillment Services, Inc.	(Arizona)
SourceOne Worldwide, Inc.	(Minnesota)
YA Canada Corporation	(Nova Scotia, Canada)
Zenith Products Holdings, Inc.	(Delaware)	(16.36%)[9]
ZPC Holding Corp.	(Delaware)
Zenith Products Corporation	(Delaware)
GoldPoint Partners LLC	(Delaware)
New York Life Capital Partners, L.L.C.	(Delaware)
New York Life Capital Partners, L.P.	(Delaware)
New York Life Capital Partners II, L.L.C.	(Delaware)
New York Life Capital Partners III GenPar GP, LLC	(Delaware)
New York Life Capital Partners III GenPar, L.P.	(Delaware)
New York Life Capital Partners III, L.P.	(Delaware)
New York Life Capital Partners III-A, L.P.	(Delaware)
New York Life Capital Partners IV GenPar GP, LLC	(Delaware)
New York Life Capital Partners IV GenPar, L.P.	(Delaware)
New York Life Capital Partners IV, L.P.	(Delaware)
New York Life Capital Partners IV-A, L.P.	(Delaware)
GoldPoint Core Opportunities Fund, L.P.	(Delaware)
GoldPoint Core Opportunities Fund II L.P.	(Delaware)
GoldPoint Mezzanine Partners IV GenPar GP, LLC	(Delaware)
GoldPoint Mezzanine Partners IV GenPar, LP	(Delaware)
GoldPoint Mezzanine Partners Co-Investment Fund A, LP	(Delaware)
GoldPoint Mezzanine Partners IV, LP	(Delaware)	(“GPPIVLP”)
GPP Mezz IV A Blocker LP	(Delaware)	(“GPPMBA”)
GPP Mezz IV A Preferred Blocker LP	(Delaware)
GPP Mezz IV B Blocker LP	(Delaware)	(“GPPMBB”)
GPP Mezz IV C Blocker LP	(Delaware)	(“GPPMBC”)
GPP Mezz IV D Blocker LP	(Delaware)	(“GPPMBD”)
GPP Mezz IV E Blocker LPP	(Delaware)
GPP Mezz IV ECI Aggregator LP name change from GPP Mezzanine Blocker E, LP	(Delaware)
GPP Mezz IV F Blocker LP	(Delaware)
GPP Mezz IV G Blocker LP	(Delaware)
GPP Mezz IV H Blocker LP	(Delaware)
GPP Mezz IV I Blocker LP	(Delaware)
GoldPoint Mezzanine Partners Offshore IV, L.P.	(Cayman Islands)
GoldPoint Partners Co-Investment V GenPar GP LLC	(Delaware)
GoldPoint Partners Co-Investment V GenPar, LP	(Delaware)
GoldPoint Partners Co-Investment Fund A, LP	(Delaware)
GoldPoint Partners Co-Investment V, LP	(Delaware)**
GPP V B Blocker Holdco LP	(Delaware)
GoldPoint Partners Co-Investment V ECI Blocker Holdco D, LP	(Delaware)
GPP V – ECI Aggregator LP	(Delaware)
GPP V E Blocker Holdco LP	(Delaware)
GPP V F Blocker Holdco LP	(Delaware)
GPP V G Blocker Holdco LP	(Delaware)
GoldPoint Partners Private Debt V GenPar GP, LLC	(Delaware)
GoldPoint Partners Private Debt Offshore V, LP	(Cayman Island)
GPP Private Debt V RS LP	(Delaware)
GoldPoint Partners Private Debt V GenPar GP, LP	(Delaware)
GoldPoint Partners Private Debt V, LP	(Delaware)
GPP Private Debt Blocker Holdco A, LLC	(Delaware)
GPP Private Debt V-ECI Aggregator LP	(Delaware)
GPP LuxCo V GP Sarl	(Luxembourg)
GPP Private Debt LuxCo V SCSp	(Luxembourg)
GoldPoint Partners FA I, LLC	(Delaware)
GoldPoint Partners Select Manager III GenPar GP, LLC	(Delaware)
GoldPoint Partners Select Manager III GenPar, L.P.	(Cayman Islands)
GoldPoint Partners Select Manager Fund III, L.P.	(Cayman Islands)
GoldPoint Partners Select Manager Fund III AIV, L.P.	(Delaware)
GoldPoint Partners Select Manager IV GenPar GP, LLC	(Delaware)
GoldPoint Partners Select Manager IV GenPar, L.P.	(Delaware)
GoldPoint Partners Select Manager Fund IV, L.P.	(Delaware)
GoldPoint Partners Select Manager V GenPar GP, LLC	(Delaware)
GoldPoint Partners Select Manager V GenPar, L.P.	(Delaware)
GoldPoint Partners Select Manager Fund V, L.P.	(Delaware)
GoldPoint Partners Canada V GenPar Inc.	(Canada)
GoldPoint Partners Select Manager Canada Fund V, L.P.	(Canada)
GoldPoint Partners Canada III GenPar Inc. (Canada)
GoldPoint Partners Select Manager Canada Fund III, L.P.	(Canada)
GoldPoint Partners Canada IV GenPar Inc. (Delaware)
GoldPoint Partners Select Manager Canada Fund IV, L.P.	(Delaware)
GoldPoint Partners Co-Investment VI GenPar GP LLC	(Delaware)
GoldPoint Partners Co-Investment VI GenPar, LP	(Delaware)
GoldPoint Partners Co-Investment VI, LP	(Delaware)
GPP VI - ECI Aggregator LP	(Delaware)
GPP VI Blocker A LLC	(Delaware)
GPP VI Blocker B LLC	(Delaware)
GPP VI Blocker C LLC	(Delaware)
GPP VI Blocker D LLC	(Delaware)
GPP VI Blocker E LLC	(Delaware)
GoldPoint Private Credit GenPar GP, LLC	(Delaware)
GoldPoint Private Credit Fund, LP	(Delaware)	(GoldPoint: 100%)
NYLCAP 2010 Co-Invest GenPar GP, LLC	(Delaware)
NYLCAP 2010 Co-Invest GenPar L.P.	(Delaware)
NYLCAP 2010 Co-Invest L.P.	(Delaware)
NYLCAP 2010 Co-Invest ECI
Blocker Holdco B L.P.	(Delaware)
NYLCAP 2010 Co-Invest ECI Blocker B L.P.	(Delaware)
GoldPoint Partners Canada GenPar, Inc.	(Canada)
NYLCAP Select Manager Canada Fund, LP	(Canada)
NYLCAP Canada II GenPar Inc.	(Canada)
NYLCAP Select Manager Canada Fund II, L.P.	(Canada)
NYLIM Mezzanine Partners II GenPar GP, LLC	(Delaware)
NYLIM Mezzanine Offshore Partners II, LP	(Cayman Islands)
NYLIM Mezzanine Partners II GenPar, LP	(Delaware)
NYLCAP Mezzanine Partners III GenPar GP, LLC	(Delaware)
NYLCAP Mezzanine Partners III GenPar, LP	(Delaware)
NYLCAP Mezzanine Partners III-K, LP	(Delaware)**
NYLCAP Mezzanine Partners III, LP	(Delaware)**
NYLCAP Mezzanine Partners III Parallel Fund, LP (Delaware)**
NYLCAP Mezzanine Partners III 2012 Co-Invest, LP	(Delaware)**
NYLCAP Mezzanine PartnersIII 2012 Co-Invest ECI Blocker Holdco B, LP	(Delaware)
NYLCAP Mezzanine Partners III 2012 Co-Invest ECI Blocker B, LP	(Delaware)
NYLCAP Mezzanine Offshore Partners III, L.P.	(Cayman Islands)
NYLCAP Select Manager GenPar GP, LLC	(Delaware)
NYLCAP Select Manager GenPar, LP	(Delaware)
NYLCAP Select Manager Fund, LP	(Delaware)
NYLCAP Select Manager Cayman Fund, LP	(Cayman Islands)
NYLCAP Select Manager II GenPar GP, LLC	(Delaware)
NYLCAP Select Manager II GenPar GP, L.P.	(Cayman Islands)
NYLCAP Select Manager Fund II, L.P.	(Cayman Islands)**
NYLCAP India Funding LLC	(Delaware)
NYLIM-JB Asset Management Co., LLC	(Mauritius)	(24.66%)[4]
New York Life Investment Management India Fund II, LLC	(Mauritius)
New York Life Investment Management India Fund (FVCI) II, LLC	(Mauritius)
NYLCAP India Funding III LLC	(Delaware)
NYLIM-Jacob Ballas Asset Management Co. III, LLC	(Mauritius)	(24.66%)[5]
NYLIM Jacob Ballas India Fund III LLC	(Mauritius)
NYLIM Jacob Ballas Capital India (FVCI) III LLC	(Mauritius)
NYLIM Jacob Ballas India (FII) III LLC	(Mauritius)
Evolvence Asset Management, Ltd.	(Cayman Islands)	(Goldpoint: 24.5%)
EIF Managers Limited	(Mauritius)	(58.72%)
EIF Managers II Limited	(Mauritius)	(55%)
PA Capital LLC	(Delaware)	(67.00%)
BMG PAPM GP, LLC	(Delaware)
BMG PA Private Markets (Delaware) LP	(Delaware)
BMG Private Markets (Cayman) LP	(Cayman Islands)
PACD MM, LLC	(Delaware)
PA Capital Direct, LLC	(Delaware)[7]
PA Credit Program Carry Parent, LLC	(Delaware)
PA Credit Program Carry, LLC	(Delaware)
PACIF Carry Parent, LLC	(Delaware)
PACIF Carry, LLC	(Delaware)
PACIF GP, LLC	(Delaware)
Private Advisors Coinvestment Fund, LP	(Delaware)
PACIF II GP, LLC	(Delaware)
Private Advisors Coinvestment Fund II LP	(Delaware)
PACIF II Carry Parent, LLC	(Delaware)
PACIF II Carry, LLC	(Delaware)
PACIF III GP, LLC	(Delaware)
Private Advisors Coinvestment Fund III, LP	(Delaware)
PACIF III Carry Parent, LLC	(Delaware)
PACIF III Carry, LLC	(Delaware)
PACIF IV GP, LLC	(Delaware)
Private Advisors Coinvestment Fund IV, LP	(Delaware)
PACIF IV Carry Parent, LLC	(Delaware)
PACIF IV Carry, LLC	(Delaware)
PAMMF GP, LLC	(Delaware)
PA Middle Market Fund, LP	(Delaware)
PA Hedged Equity Fund, L.P.	(Delaware)
Private Advisors Hedged Equity Fund (QP), L.P.	(Delaware)
Private Advisors Hedged Equity Master Fund	(Delaware)
PASOF GP, LLC	(Delaware)
PA Strategic Opportunities Fund, LP	(Delaware)
PASCBF III GP, LLC	(Delaware)
Private Advisors Small Company Buyout Fund III, LP	(Delaware)
PASCBF IV GP, LLC	(Delaware)
Private Advisors Small Company Buyout Fund IV, LP	(Delaware)
PASCBF IV Carry Parent, LLC	(Delaware)
PASCBF IV Carry, LLC	(Delaware)
PASCBF V GP, LLC	(Delaware)
Private Advisors Small Company Buyout Fund V, LP	(Delaware)
Private Advisors Small Company Buyout V–ERISA Fund, LP	(Delaware)
PASCBF V Carry Parent, LLC	(Delaware)
PASCBF V Carry, LLC	(Delaware)
PASCPEF VI Carry Parent, LLC	(Delaware)
PASCPEF VI Carry, LLC	(Delaware)
PASCPEF VI GP, LLC (Delaware)
Private Advisors Small Company Private Equity Fund VI, LP	(Delaware)
Private Advisors Small Company Private Equity Fund VI (Cayman), LP	(Cayman Islands)
PASCPEF VII GP, LLC	(Delaware)
Private Advisors Small Company Private Equity Fund VII, LP	(Delaware)
Private Advisors Small Company Private Equity Fund VII (Cayman), LP	(Cayman Islands)
PASCPEF VII Carry Parent, LLC	(Delaware)
PASCPEF VII Carry, LLC	(Delaware)
PASCPEF VIII GP, LLC	(Delaware)
Private Advisors Small Company Private Equity Fund VIII, LP	(Delaware)
Private Advisors Small Company Private Equity Fund VIII (Cayman), LP	(Delaware)
PASCPEF IX GP, LLC	(Delaware)
PA Small Company Private Equity Fund IX, LP	(Delaware)
PA Small Company Private Equity Fund IX, (Cayman), LP	(Cayman Islands)
Cuyahoga Capital Partners IV Management Group LLC	(Delaware)
Cuyahoga Capital Partners IV LP	(Delaware)
Cuyahoga Capital Emerging Buyout Partners Management Group LLC	(Delaware)
Cuyahoga Capital Emerging Buyout Partners LP	(Delaware)
PA Real Assets Carry Parent, LLC	(Delaware)
PA Real Assets Carry, LLC	(Delaware)
PA Real Assets Carry Parent II, LLC	(Delaware)
PA Real Assets Carry II, LLC	(Delaware)
PA Emerging Manager Carry Parent, LLC	(Delaware)
PA Emerging Manager Carry, LLC	(Delaware)
PA Emerging Manager Carry Parent II, LLC	(Delaware)
PA Emerging Manager Carry II, LLC	(Delaware)
RIC I GP, LLC	(Delaware)
Richmond Coinvestment Partners I, LP	(Delaware)
RIC I Carry Parent, LLC	(Delaware)
RIC I Carry, LLC	(Delaware)
PASF V GP, LLC	(Delaware)
Private Advisors Secondary Fund V, LP	(Delaware)
PASF V Carry Parent, LLC	(Delaware)
PASF V Carry, LLC	(Delaware)
PASF VI GP, LLC	(Delaware)
PA Secondary Fund VI, LP	(Delaware)
PARAF GP, LLC	(Delaware)
Private Advisors Real Assets Fund, LP	(Delaware)
PARAF Carry Parent, LLC	(Delaware)
PARAF Carry, LLC	(Delaware)
PASCCIF GP, LLC	(Delaware)
Private Advisors Small Company Coinvestment Fund, LP	(Delaware)
Private Advisors Small Company Coinvestment Fund-ERISA, LP	(Delaware)
PASCCIF II GP, LLC (Delaware)
Private Advisors Small Company Coinvestment Fund II, LP	(Delaware)
PASCCIF Carry Parent, LLC	(Delaware)
PASCCIF Carry, LLC	(Delaware)
PARAF II GP, LLC (Delaware)
Private Advisors Real Assets Fund II, LP	(Delaware)
Private Advisors Hedged Equity Fund, Ltd. (	(Cayman Islands)	(0%)
Private Advisors Hedged Equity Fund (QP), Ltd.	(Cayman Islands)	(0%)
Private Advisors Hedged Equity Master Fund, Ltd.
(Cayman Islands) (owned by two funds above)UVF GP, LLC	(Delaware)
Undiscovered Value Fund, LP	(Delaware)
Undiscovered Value Fund, Ltd.	(Cayman Islands)[8]
Undiscovered Value Master Fund SPC	(Cayman Islands)
Washington Pike GP, LLC	(Delaware)
Washington Pike, LP	(Delaware)
RidgeLake Partners GP, LLC	(Delaware)
RidgeLake Partners, LP	(Delaware)
NYLCAP Holdings (Mauritius)	(Mauritius)
Jacob Ballas Capital India PVT. Ltd.	(Mauritius)	(23.30%)
Industrial Assets Holdings Limited	(Mauritius)	(28.02%)
JB Cerestra Investment Management LLP	(Mauritius)
NYLIM Service Company LLC	(Delaware)
NYL Workforce GP LLC	(Delaware)
New York Life Investment Management LLC	(Delaware)
NYLIM Fund II GP, LLC	(Delaware)
NYLIM-TND, LLC	(Delaware)
New York Life Investment Management Hong Kong Limited	(China)
WFHG GP, LLC	(Delaware)	(50%)
Workforce Housing Fund I-2007 LP	(Delaware)	(50%)
IndexIQ Holdings Inc.	(Delaware)	(“IQ Holdings”)
IndexIQ LLC	(Delaware)	(NYLIMH: 74.37%, IQHoldings: 25.63%)
IndexIQ Advisors LLC	(Delaware)
IndexIQ Active ETF Trust	(Delaware)[7]
IQ MacKay Shields Municipal Insured ETF		(NYLIAC:21.23%)
IQ MacKay Shields Municipal Intermediate ETF		(NYLIAC: 74.24%)
IQ Ultra Short Duration ETF		(NYLIC: 14.71%)
IndexIQ ETF Trust	(Delaware)
IQ 50 Percent Hedged FTSE Europe ETF		(NYLIC:0.00%)
IQ 50 Percent Hedged FTSE Intl ETF		(NYLIM Holdings:
53.07%)
IQ 50 Percent Hedged FTSE Japan ETF		(NYLIC: 0.00%)
IQ 500 International ETF		(NYLIM Holdings: 99.65%, NYLIAC: 0.00%)
IQ Chaikin US Large Cap ETF		(NYLIM Holdings: 8.96%)
IQ Chaikin US Small Cap ETF		(NYLIM Holdings: 70.22%)
IQ Enhanced Core Plus Bond US ETF		(NYLIM Holdings: NYL: 0.00%)
IQ Global Agribusiness Small Cap ETF		(NYL: 0.00%)
IQ Global Resources ETF		(NYLIM Holdings: (NYL: 0.00%)
IQ Hedge Event-Driven Tracker ETF		(NYLIAC: 57.90%)
IQ Hedge Long/Short Tracker ETF		(NYLIAC: 41.09%)
IQ Hedge Macro Tracker ETF		(NYL: 0.00%)
IQ Hedge Market Neutral Tracker ETF		(NYL: 0.00%)
IQ Hedge Multi-Strategy Tracker ETF		(NYL: 0.00%)
IQ Leaders GTAA Tracker ETF		(NYLC: 0.00%)
IQ Merger Arbitrage ETF		(NYL: 0.00%)
IQ Real Return ETF		(NYL: 0.00%)
IQ S&P High Yield Low Volatility Bd ETF		(NYLIM Holdings: 52.73%)
IQ Short Duration Enhanced Cor Bd US ETF		(NYLIAC: 79.99%)
IQ US Real Estate Small Cap ETF		(NYL: 0.00%)
IQ Candriam ESG International Equity ETF		(NYLIM: 89.22%, NYLIAC: 9.41%)
IQ Candriam ESG US Equity ETF		(NYLIM: 87.63%, NYLIAC: 9.24%)
New York Life Investment Management Holdings International	(Luxembourg)
New York Life Investment Management Holdings II International	(Luxembourg)
Candriam Group (“CG”)	(Luxembourg)
CGH UK Acquisition Company Limited (UK)
Tristan Capital Partners Holdings Limited	(England & Wales)	(49%)
Tristan Capital Holdings Limited	(England & Wales)
Tristan Capital Partners LLP	(England & Wales)
EPISO 4 Co-Investment LLP	(England & Wales)	(50%, Tristan Capital Partners LLP 50%)
EPISO 4 (GP) LLP	(England & Wales)	(16%)(5 individual members)
EPISO 4 Incentive Partners LLP	(England & Wales)	(4.7%) (18 Individual members and three corporate members)
CCP 5 Co-Investment LLP	(England & Wales)	(50%, Tristan Capital Partners LLP 50%)
Tristan Capital Limited	(England & Wales)
Tristan Capital Partners LLP	(England & Wales)	(92%)(25 individual members)
CCP III Co-Investment (GP) Limited	(Scotland)
CCP III Co-Investment LP	(Scotland)
CCP IV Co-Investment LP	(Scotland)
CCP III (GP) LLP	(England & Wales)	(50%)
CCP III Incentive Partners (GP) Limited	(Scotland)
CCP III Incentive Partners LP	(Scotland)
CCP IV Incentive Partners LP	(Scotland)
Curzon Capital Partners III (GP) Limited	(England & Wales)
CCP III (GP) LLP (England & Wales)		(50%)
EPISO 3 Co-Investment (GP) Limited	(Scotland)
EPISO 3 Co-Investment LP	(Scotland)
EPISO 3 Incentive Partners (GP) Limited	(Scotland)
EPISO 3 Incentive Partners LP	(Scotland)
EPISO 3 IOM Limited	(Isle of Man)
CCP IV (GP) LLP	(England & Wales)	(50%)
Curzon Capital Partners IV (GP) Limited	(England & Wales)
CCP 5 GP LLP	(England & Wales)	(33%)(2 individual members)
CCP 5 Pool Partnership GP Limited	(Jersey)
CCP 5 Pool Partnership SLP	(Jersey)
Tristan Capital Partners Asset Management Limited	(England & Wales)
TCP Poland Spolka z ograniczoną
odpowiedzialnoscią	(Poland)
TCP Co-Investment (GP) S.à.r.l.	(Luxembourg)
TCP Co-Investment SCSP	(Luxembourg)
TCP Incentive Partners SCSP	(Luxembourg)
TCP Incentive Partners (GP) S.à.r.l.	(Luxembourg)
German Property Performance Partners Investors Feeder Verwaltungs GmbH	(Germany)
EPISO 4 (GP) S.à.r.l.	(Luxembourg)
EPISO 4 (GP) II S.à.r.l.	(Luxembourg)
Tristan (Holdings) Limited	(England & Wales)	(0%) (10 shares held by an individual)
EPISO 3 Feeder (GP) Limited	(Scotland)
CCP V Feeder (GP) LLP	(England & Wales)	(2 individual members)
EPISO 4 Feeder (GP) LLP	(England & Wales)	(2 individual members)
CCP 5 Feeder LLP	(England & Wales)	(33%) (2 individual members)
Tristan Global Securities GP Limited	(Cayman Islands)
Tristan Global Securities LP	(Cayman Islands)
Candriam Luxco S.a.r.l.	(Luxembourg)	(“CANLUXS”)
Candriam Luxembourg	(Luxembourg)	(”CANLUX”) (CG: 90.972%; 1 share held by CANLUXS)
Candriam Luxembourg Italy Branch
Candriam Luxembourg UK Establishment
Candriam Luxembourg Germany Branch
Candriam Luxembourg US Branch
Candriam Luxembourg Spain Branch
Candriam Luxembourg Netherlands Branch
Candriam Luxembourg MENA Branch	(Dubai, UAE)
Candriam Belgium	(Belgium)	(“CANBEL”) (99.99%; CG: 0.01%)
Candriam France	(France)	(”CANFR”)
Candriam Monétaire SICAV	(France)	(CANBEL:1.21%; CANFR: 0.55%, CIG: 0.01%)
Candriam Switzerland LLC	(Switzerland)
Candriam GP	(Luxembourg)
Belfius Fund	(Luxembourg)	(SICAV with Board controlled by Candriam)
Belfius Fund Belgian Small & Mid Caps		(0.00%)
Belfius Equities	(Belgian)	(CIG:0.00%)
BIL Invest	(Luxembourg)	(0.00%)
BlueOrchard Microfinance Fund	(Luxembourg)	(0.00%)
Cordius	(Luxembourg)	(CANLUX: 15.76%, CANBEL: 3.70%, CANFR 3.70%)
Cordius CIG (“CIG”)		(CANLUX: 50.78%; CANBEL: 15.98%; CANFR: 0.00%)
Candriam Absolute Return	(Luxembourg)	(CANLUX:0.17%, CANFR: 1.27%, NYLIAC: 0.00%, CIG: 6.66%)
Candriam Absolute Return Equity
Market Neutral (Lux)		(CANLUX: .14%, CANFR: 1.63%, NYLIAC: 0.00%, CIG: 8.57%)
Candriam Absolute Return Long Short Digital Equity		(CANLUX: 0.28, CIG: 0.01%, NYLIAC: 0.00%)
Candriam Alternative	(Luxembourg)	(CANLUX: .26%, NYLIAC: 71.46%,CIG: 17.90%)
Candriam Alternative Systemat		(CANLUX: 0.26%, NYLIAC: 71.46%, CIG: 17.90%)
Candriam Bonds	(Luxembourg)	(CANLUX: 0.02%, CANFR: 0.05, CIG: 0.00%)
Candriam Bonds Capital Securities		(CANFR: 0.00%, CIG: 0.01%)
Candriam Bonds Convertible Defensive		(CANLUX: 0.04%)
Candriam Bonds Convertible Opportunities		(CANLUX: .0.09%)
Candriam Bonds Credit Opportunities		(CANLUX: 0.01%)
Candriam Bonds Emerging Debt Local Currencies		(CANLUX: 0.05%, CIG: 0.01)
Candriam Bonds Emerging Markets		(CANLUX: 0.00%, CANFR: 0.00%)
Candriam Bonds Emerging Markets Total Return		(CANLUX: 0.08%)
Candriam Bonds Emerging Markets Corporate		(0.00%)
Candriam Bonds Euro		(0.00%)
Candriam Bonds Euro Corporate		(CANLUX: 0.03%)
Candriam Bonds Euro Diversified		(0.00%)
Candriam Bonds Euro Government		(CANLUX: 0.04%,
CANFR: 0.00%)
Candriam Bonds Euro High Yield		(CANFR 0.00%, CANLUX: 0.01%)
Candriam Bonds Euro Short Term		(CANLUX: 0.01%)
Candriam Bonds Euro Long Term		(CANLUX: 0.00, CIG: 0.02%)
Candriam Bonds Floating Rate Notes		(0.00%)
Candriam Bonds Global Government		(0.00%)
Candriam Bonds Global High Yield		(CANLUX: 0.08%)
Candriam Bonds Global Inflation Short Duration		(0.00%)
Candriam Bonds Global
Sovereign Quality		(CIG: 0.01%)
Candriam Bonds International		(CANLUX: 0.16%, CIG: 0.01%)
Candriam Bonds Total Return		(CANLUX: 0.03%)
Candriam Bonds Total Return Defensive		(CANFR:10.22%)
Candriam Business Equities	(Belgium)	(0.00%)
Candriam Business Equities EMU		(0.00%)
Candriam Business Equities Global Income		(0.00%)
Candriam Diversified Futures		(CIG: 0.01%, CANFR: 0.66%)
Candriam Equities L	(Luxembourg)	(CANLUX: 0.00%)
Candriam Equities L Asia		(0.00%)
Candriam Equities L Australia		(0.00%)
Candriam Equities L Biotechnology		(0.00%)
Candriam Equities L Emerging Markets		(CANLUX: 0.01%)
Candriam Equities L EMU		(0.00%)
Candriam Equities L Europe Innovation		(0.00%)
Candriam Equities L Robotics & Innovation Technology		(CANLUX: 0.02%)
Candriam Fund	(Luxembourg)	(0.00%)
Candriam Fund Sustainable Euro Corporate Bonds Fossil Free		(CIG: 0.01%)
Candriam Fund Sustainable
European Equities Fossil Free		(CIG: 0.00%)
Candriam GF	(Luxembourg)	(NYLIAC: 67.97%, CIG: 0.01%)
Candriam GF AUSBIL Global Essential Infrastructure		(NYLIAC: 80.25%, CIG: 0.02%)
Candriam GF Short Duration US High Yield Bonds		(NYLIAC: 32.98%, CIG: 0.02%)
Candriam GF U.S. Equity Opportunities		(NYLIAC: 66.07%, CIG: 0.02%)
Candriam GF US High Yield Corporate Bonds		(NYLIAC: 79.52%, CIG: 0.02%)
Candriam GF US Corporate Bonds		(NYLIAC: 90.14%)
Candriam Global Alpha	(Luxembourg)	(CANLUK: 0.12%, CIG: 0.01%)
Candriam Impact One	(Luxembourg)	(NYLIAC: 38.46%)
Candriam Index Arbitrage	(Luxembourg)	(CANLUX: 0.02%, CANFR: 0.00%)
Candriam L	(Luxembourg)	(CANLUX: .0.06%, NYLIAC: 1.71%, CIG: .06%)
Candriam L Balanced Asset Allocation		(CIG: 0.01%)
Candriam L Conservative Asset Allocation		(CANLUX: 0.18%, CIG: .01%)
Candriam, L Defensive Asset Allocation		(CIG: 0.05%)
Candriam L Dynamic Asset Allocation		(CIG: 5.18%)
Candriam L Multi-Asset Income		(CANLUX: 0.06%)
Candriam L Multi-Asset Income & Growth		(CANLUX: 0.04%)
Candriam L Multi-Asset Premia		(NYLIAC: 26.47%, CIG: 0.02%)
Candriam Long Short Credit		(CANLUX: 0.01%)
Candriam Money Market	(Luxembourg)	(CANLUX: 0.02%, CANFR: 2.02%)
Candriam Money Market Euro		(CANFR: 1.93%)
Candriam Money Market Euro AAA		(CANLUX: 0.13%, CANFR: 4.81%)
Candriam Money Market Usd		(0.00%)
Candriam Multi-Strategies	(Luxembourg)	(CANBEL 16.51%, CANFR: 25.31%, CANLUX: 58.14%, CIG: 0.01%)
Candriam Quant	(Luxembourg)	(CANLUX: 0.00%, CIG: 0.00%)
Candriam Quant Equities Europe		(CIG 0.00%)
Candriam Quant Equities USA		(CIG 0.00%)
Candriam Risk Arbitrage	(Luxembourg)	(CANLUX: 0.03%, CIG: 0.00%)
Candriam SRI	(Luxembourg)	(CANLUX: 0.01%, CANBEL: 0.08%, CANFR: 0.03%)
Candriam SRI Bond Euro Aggregate Index		(CIG: 0.01%)
Candriam SRI Bond Emerging Markets		(CANLUX: 0.01%, CANFR: 0.00%)
Candriam SRI Bond Euro		(CANLUX: 0.04%)
Candriam SRI Bond Euro Corporate		(CANLUX: 0.03%)
Candriam SRI Bond Euro Short Term		(0.00%)
Candriam SRI Bond Global High Yield		(CANLUX: 0.02%)
Candriam SRI Bond Global		(0.00%)
Candriam SRI Defensive Asset Allocation		(CANBEL: 7.45%)
Candriam SRI Equity Circular Economy		(CIG: 0.00)
Candriam SRI Equity Climate Action		(CIG: 0.00%)
Candriam SRI Equity Emerging Markets		(CANLUX: 0.01%)
Candriam SRI Equity EMU		(CANLUX: 0.02%)
Candriam SRI Equity Europe		(CANLUX: 0.01%)
Candriam SRI Equity North America		(CANLUX: 0.01%)
Candriam SRI Equity Pacific		(0.00%)
Candriam SRI Equity World		(CANLUX: 0.01%)
Candriam SRI Money Market Euro		(CIG: 0.00%)
Candriam Sustainable	(Luxembourg)	(CANLUX: 0.00%, CIG: 0.03%)
Candriam Sustainable Euro Corporate Bonds		(CANLUX: 0.00%)
Candriam Sustainable Euro Bonds		(CIG: 0.56%)
Candriam Sustainable Euro Short Term Bonds		(CIG: 0.01%)
Candriam Sustainable Europe		(CANLUX: 0.00%)
Candriam Sustainable North America		(CANLUX: 0.00%)
Candriam Sustainable Pacific		(0.00%)
Candriam Sustainable High		(CIG: 0.01%)
Candriam Sustainable World Bonds		(CIG: 0.37%)
Candriam Sustainable World		(0.00%)
Candriam Sustainable Medium		(0.00%)
Candriam Sustainable Low		(0.00%)
Candriam World Alternative	(Luxembourg)	(CANLUX:0.09%, NYLIAC: 29.74%, CIG: 0.00%)
Candriam World Alternative Alphamax		(NYLIAC: 37.31%, CANLUX: 0.12%, CIG: 0.00%)
Candriam Patrimoine Obli-Inter	(France)	(CANFR: 0.00%)
Cleome Index	(Luxembourg)	(CANFR: 0.00%)
Cleome Index EMU Equities		(CANF: 0.00%)
Cleome Index USA Equities		(0.00%)
Paricor		(CIG: 0.06%)
Paricor Patrimonium		(CIG: 0.07%)
IndexIQ		(CIG: 32%)
IndexIQ Factors Sustainable Corporate Euro Bond		(CIG: 38%)
IndexIQ Factors Sustainable Sovereign Euro Bond		(CIG: 27%)
IndexIQ Factors Sustainable Europe Equity		(CIG: 18%)
IndexIQ Factors Sustainable EMU Equity		(CIG: 1.78%)
IndexIQ Factors Sustainable J Japan Equity		(CIG: 34%)
Ausbil Investment Management Limited	(Australia)	(“AUSBIL”) (78.79%)
Ausbil Australia Pty. Ltd.	(Australia)
Ausbil Asset Management Pty. Ltd.	(Australia)
Ausbil Global Infrastructure Pty. Limited	(Australia)	(55%) (45% owned by 4 employees)
ISPT Holding	(Australia)	(.037%)
Ausbil Investment Management Limited Employee Share Trust	(Australia)	(Ausbil: 100%)
Ausbil 130/30 Focus Fund	(Australia)[6]
Ausbil IT - Ausbil Dividend Income Fund	(Australia)	(NYLIAC: 36.74%)
Ausbil IT - Ausbil Active Sustainable Equity Fund	(Australia)	(NYLIAC 46.72%)
(Ausbil has sole authority over fund)
Ausbil Australian Active Equity Fund	(Australia)
Ausbil Australian Concentrated Equity Fund	(Australia)
Ausbil Australian Emerging Leaders Fund	(Australia)
Ausbil Australian Geared Equity Fund	(Australia)
Ausbil Australian Smallcap Fund	(Australia)
Ausbil Balanced Fund	(Australia)
Ausbil EGS Focus Fund	(Australia)
Ausbil IT - Ausbil Global Essential Infrastructure Fund	(Australia)	(NYLIAC: 55.87%)
Ausbil IT - Ausbil Global Resources Fund	(Australia)	(88.06%)
Ausbil IT - Ausbil Global SmallCap Fund	(Australia)	(67.20%)
Ausbil IT - Ausbil Microcap Fund	(Australia)	(NYLIAC: 15.81%)
Ausbil IT - MacKay Shields Multi-Sector Bond Fund	(Australia)	(NYLIAC: 98.19%)
Ausbit IT - Ausbil Long Short Term Fund	(Australia)	(NYLIAC: 99.16%)
NYLIFE Distributors LLC	(Delaware)
NYLIM Flatiron CLO 2004-1 Ltd.	(Cayman Islands)[7]
NYLIM Flatiron CLO 2004-1 Equity Holdings LLC, Series A	(Delaware)
NYLIM Flatiron CLO 2006-1 Ltd. (Cayman Islands)
NYLIM Flatiron CLO 2006-1 Equity Holdings LLC, Series A	(Delaware)
Flatiron CLO 2007-1 Ltd. (Cayman Islands)
NYLIM Flatiron CLO 2007-1 Equity Holdings LLC, Series A	(Cayman Islands)
Flatiron CLO 2011-1 Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 2012-1 Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 2013-1-Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 2014-1-Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 2015-1 Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 17 Ltd.	(Cayman Islands)	(NYL: 0%)
Flatiron CLO 18 Ltd.	(Cayman Islands)	(NYL: 0%) (NYL Investors 100% Equity)
Flatiron CLO 18 Funding Ltd.	(Cayman Islands)	(NYL: 100%)
Stratford CDO 2001-1 Ltd.	(Cayman Islands)
Silverado CLO 2006-II Limited	(Cayman Islands)
Silverado 2006-II Equity Holdings LLC, Series A	(Cayman Islands)
NYLIFE LLC	(Delaware)
Eagle Strategies LLC	(Delaware)
Fabric of Family LLC	(Delaware)
New York Life Capital Corporation	(Delaware)
New York Life Trust Company	(New York)
NYLIFE Securities LLC	(Delaware)
NYLINK Insurance Agency Incorporated	(Delaware)
NYLUK I Company	(United Kingdom)
NYLUK II Company	(United Kingdom)
Gresham Mortgage	(United Kingdom)
W Construction Company	(United Kingdom)
WUT	(United Kingdom)
WIM (AIM)	(United Kingdom)
Silver Spring, LLC	(Delaware)
Silver Spring Associates, L.P.	(Pennsylvania)
SCP 2005-C21-002 LLC	(Delaware)
SCP 2005-C21-003 LLC	(Delaware)
SCP 2005-C21-006 LLC	(Delaware)
SCP 2005-C21-007 LLC	(Delaware)
SCP 2005-C21-008 LLC	(Delaware)
SCP 2005-C21-009 LLC	(Delaware)
SCP 2005-C21-017 LLC	(Delaware)
SCP 2005-C21-018 LLC	(Delaware)
SCP 2005-C21-021 LLC	(Delaware)
SCP 2005-C21-025 LLC	(Delaware)
SCP 2005-C21-031 LLC	(Delaware)
SCP 2005-C21-036 LLC	(Delaware)
SCP 2005-C21-041 LLC	(Delaware)
SCP 2005-C21-043 LLC	(Delaware)
SCP 2005-C21-044 LLC	(Delaware)
SCP 2005-C21-048 LLC	(Delaware)
SCP 2005-C21-061 LLC	(Delaware)
SCP 2005-C21-063 LLC	(Delaware)
SCP 2005-C21-067 LLC	(Delaware)
SCP 2005-C21-069 LLC	(Delaware)
SCP 2005-C21-070 LLC	(Delaware)
NYMH-Ennis GP, LLC	(Delaware)
NYMH-Ennis, L.P.	(Texas)
NYMH-Freeport GP, LLC	(Delaware)
NYMH-Freeport, L.P.	(Texas)
NYMH-Houston GP, LLC	(Delaware)
NYMH-Houston, L.P.	(Texas)
NYMH-Plano GP, LLC	(Delaware)
NYMH-Plano, L.P.	(Texas)
NYMH-San Antonio GP, LLC	(Delaware)
NYMH-San Antonio, L.P.	(Texas)
NYMH-Stephenville GP, LLC	(Delaware)
NYMH-Stephenville, L.P.	(Texas)
NYMH-Taylor GP, LLC	(Delaware)
NYMH-Taylor, L.P.	(Texas)
NYMH-Attleboro MA, LLC	(Delaware)
NYMH-Farmingdale, NY LLC	(Delaware)
NYLMDC-King of Prussia GP, LLC	(Delaware)
NYLMDC-King of Prussia Realty, LP	(Delaware)
NYLife Real Estate Holdings LLC	(Delaware)
Huntsville NYL LLC	(Delaware)
CC Acquisitions, LP	(Delaware)
REEP-IND Cedar Farms TN LLC	(Delaware)
Cedar Farms JV LLC	(Delaware)	(90%)
REEP-IND Continental NC LLC	(Delaware)
LRC-Patriot, LLC	(Delaware)	(93%)
REEP-LRC Industrial LLC	(Delaware)
REEP-IND Forest Park NJ LLC	(Delaware)
FP Building 4 LLC	(Delaware)
FP Building 1-2-3 LLC	(Delaware)
FP Building 17, LLC	(Delaware)
FP Building 20, LLC	(Delaware)
FP Mantua Grove LLC	(Delaware)
FP Lot 1.01 LLC	(Delaware)
REEP-IND NJ LLC	(Delaware)
NJIND JV LLC	(Delaware)	(93%)
NJIND Hook Road LLC	(Delaware)
NJIND Bay Avenue LLC	(Delaware)
NJIND Corbin Street LLC	(Delaware)
REEP-MF Cumberland TN LLC	(Delaware)
Cumberland Apartments, LLC	(Tennessee)
REEP-MF Enclave TX LLC	(Delaware)
Enclave CAF LLC	(Delaware)
REEP-MF Marina Landing WA LLC	(Delaware)
REEP-SP Marina Landing LLC	(Delaware)	(98%)
REEP-MF Mira Loma II TX LLC	(Delaware)
Mira Loma II, LLC	(Delaware)	(50%)
REEP-MF Summitt Ridge CO LLC	(Delaware)
Summitt Ridge Apartments, LLC	(Delaware)
REEP-MF Woodridge IL LLC	(Delaware)
REEP-OF Centerpointe VA LLC	(Delaware)
Centerpointe (Fairfax) Holdings LLC	(Delaware)	(50%)
REEP-OFC 575 Lex NY LLC	(Delaware)
REEP-OFC 575 Lex NY GP LLC	(Delaware)
Maple REEP-OFC 575 Lex Holdings LP	(Delaware)	(50%)
Maple REEP-OFC 575 Lex Owner LLC	(Delaware)	(50%)
REEP-RTL SASI GA LLC	(Delaware)
REEP-RTL Bradford PA LLC	(Delaware)
REEP-OFC Royal Centre GA LLC	(Delaware)
Royal Centre, LLC	(Delaware)	(90%)
REEP-RTL CTC NY LLC	(Delaware)
REEP-OFC 5005 LBJ Freeway TX LLC	(Delaware)	(97%)
5005 LBJ Tower LLC	(Delaware)	(97%)
REEP-MF SPENCER NV LLC	(Delaware)
REEP-HZ SPENCER JV LLC	(Delaware)	(92.7%)
REEP-HZ SPENCER LLC	(Delaware)
REEP-OFC/RTL MARKET ROSS TX LLC	(Delaware)
MARKET ROSS TX JV LLC	(Delaware)	(98.7%)
MARKET ROSS TX GARAGE OWNER LLC	(Delaware)
MARKET ROSS TX OFFICE OWNER LLC	(Delaware)
MARKET ROSS TX RETAIL OWNER LLC	(Delaware)
REEP-OFC Mallory TN LLC	(Delaware)
3665 Mallory JV LLC	(Delaware)	(90.9%)
REEP-OFC WATER RIDGE NC LLC	(Delaware)
REEP-OFC Viridian AZ LLC	(Delaware)
REEP-Hines Viridian JV LLC	(Delaware)	(73.0309%)
REEP-OFC 2300 Empire LLC	(Delaware)
REEP-MF Wynnewood PA LLC	(Delaware)
Wynnewood JV LLC	(Delaware)	(92.5%)
REEP-MU Fayetteville NC LLC	(Delaware)	(100%)
501 Fayetteville JV LLC	(Delaware)	(85%)
501 Fayetteville Owner LLC (100%)	(Delaware)
REEP-MU SOUTH GRAHAM NC LLC	(Delaware)
401 SOUTH GRAHAM JV LLC	(Delaware)	(90%)
401 SOUTH GRAHAM OWNER LLC	(Delaware)
REEP-IND COMMERCE CITY CO LLC	(Delaware)
REEP-BRENNAN COMMERCE CITY JV LLC	(Delaware)
REEP-MF ART TOWER OR LLC	(Delaware)
REEP-WP ART TOWER JV LLC	(Delaware)
REEP-OFC Mass Ave MA LLC	(Delaware)
REEP-MF FARMINGTON IL LLC	(Delaware)
REEP-MARQUETTE FARMINGTON JV LLC	(Delaware)	(90%)
REEP-MARQUETTE FARMINGTON OWNER LLC	(Delaware)
2015 DIL PORTFOLIO HOLDINGS LLC	(Delaware)	(NYLIC: 100%)
PA 180 KOST RD LLC	(Delaware)
2017 CT REO HOLDINGS LLC	(Delaware)	(NYLIC: 62.307692%; NYLIAC: 37.692308%)
Cortlandt Town Center LLC	(Delaware)
REEP-IND 10 WEST AZ LLC	(Delaware)
REEP-IND 4700 Nall TX LLC	(Delaware)
REEP-IND Aegean MA LLC	(Delaware)
REEP-IND Alpha TX LLC	(Delaware)
REEP-IND MCP VIII NC LLC	(Delaware)
REEP-IND CHINO CA LLC	(Delaware)
REEP-IND FREEDOM MA LLC	(Delaware)
REEP-IND Fridley MN LLC	(Minnesota)
REEP-IND Green Oaks IL LLC	(Delaware)
REEP-IND Kent LLC	(Delaware)
REEP-IND LYMAN MA LLC	(Delaware)
REEP- IND MCP II NC LLC	(Delaware)
REEP- IND MCP III NC LLC	(Delaware)
REEP- IND MCP IV NC LLC	(Delaware)
REEP- IND MCP V NC LLC	(Delaware)
REEP- IND MCP VII NC LLC	(Delaware)
REEP-INC MCP III OWNER NC LLC	(Delaware)
REEP-IND RTG NC LLC	(Delaware)
REEP-IND Simonton TX LLC	(Delaware)
REEP-IND Valley View TX LLC	(Delaware)
REEP-IND Valwood TX LLC	(Delaware)
REEP-MF 960 East Paces Ferry GA LLC	(Delaware)
REEP-MF 960 EPF Opco GA LLC	(Delaware)
REEP-MF Emblem DE LLC	(Delaware)
REEP-MF Gateway TAF UT LLC	(Delaware)	(NYLIC: 99%, NYLIAC: 1%)
REEP-WP Gateway TAB JV LLC	(Delaware)	(LLC: 99%, NYLIAC: 1%)
REEP-MF Issaquah WA LLC	(Delaware)
REEP-MF Mount Vernon GA LLC	(Delaware)
REEP-MF Mount Laurel NJ LLC	(Delaware)
REEP-MF NORTH PARK CA LLC	(Delaware)
REEP-MF AVERY TX LLC	(Delaware)
REEP-AVERY OWNER LLC	(Delaware)
REEP-MF Verde NC LLC	(Delaware)
REEP-MF Wallingford WA LLC	(Delaware)
REEP-OFC Bellevue WA LLC	(Delaware)
REEP-OFC WATER RIDGE NC HOLDCO LLC	(Delaware)
REEP-OFC ONE WATER RIDGE NC LLC	(Delaware)
REEP-OFC TWO WATER RIDGE NC LLC	(Delaware)
REEP-OFC FOUR WATER RIDGE NC LLC	(Delaware)
REEP-OFC FIVE WATER RIDGE NC LLC	(Delaware)
REEP-OFC SIX WATER RIDGE NC LLC	(Delaware)
REEP-OFC SEVEN WATER RIDGE NC LLC	(Delaware)
REEP-OFC EIGHT WATER RIDGE NC LLC	(Delaware)
REEP-OFC NINE WATER RIDGE NC LLC	(Delaware)
REEP-OFC TEN WATER RIDGE NC LLC	(Delaware)
REEP-OFC ELEVEN WATER RIDGE NC LLC	(Delaware)
REEP-MF FOUNTAIN PLACE MN LLC	(Delaware)
REEP-MF FOUNTAIN PLACE LLC	(Delaware)
REEP-MF Park-Line FL LLC	(Delaware)
REEP-OFC 2300 Empire CA LLC	(Delaware)
REEP-IND 10 WEST II AZ LLC	(Delaware)
REEP-RTL Flemington NJ LLC	(Delaware)
REEP-RTL Mill Creek NJ LLC	(Delaware)
REEP TAB ONE LLC	(Delaware)
REEP-RTL DTC VA LLC	(Delaware)
NJIND Raritan Center LLC	(Delaware)
NJIND Talmadge Road LLC	(Delaware)
NJIND Melrich Road LLC	(Delaware)
FP Building 18, LLC	(Delaware)
FP Building 19, LLC	(Delaware)
PTC Acquisitions, LLC	(Delaware)
Martingale Road LLC	(Delaware)
New York Life Funding	(Cayman Islands)[8]
New York Life Global Funding	(Delaware)[8]
NYL Equipment Issuance Trust 2014-2	(Delaware)[9]
Government Energy Savings Trust 2003-A (GEST)	(New York)[9]
UFI-NOR Federal Receivables Trust, Series 2009B	(New York)[9]
NYLARC Holding Company Inc.	(Arizona)[8]
New York Life Agents Reinsurance Company	(Arizona)[8]
JREP Fund Holdings I, L.P.		(12.5%) (Cayman Is.)
Jaguar Real Estate Partners L.P.		(30.3%) (Cayman Is.)
NYLIFE Office Holdings Member LLC	(Delaware)	(51%)
NYLIFE Office Holdings LLC	(Delaware)	(51%)
NYLIFE Office Holdings REIT LLC	(Delaware)
REEP-OFC DRAKES LANDING CA LLC	(Delaware)
REEP-OFC CORPORATE POINTE CA LLC	(Delaware)
REEP-OFC VON KARMAN CA LLC	(Delaware)
REEP-OFC ONE BOWDOIN SQUARE MA LLC	(Delaware)
REEP-OFC 525 N Tryon NC LLC	(Delaware)
525 Charlotte Office LLC	(Delaware)	(100%)
NYLIFE Office Holdings Acquisitions REIT LLC	(Delaware)
REEP OFC Westory DC LLC	(Delaware)
Skyhigh SPV Note Issuer 2020 Parent Trust[9]
Skyhigh SPV Note Issuer 2020 LLC[9]

(+)

By including the indicated corporations in this list, New York Life is not stating or admitting that said corporations are under its actual control; rather, these corporations are listed here to ensure full compliance with the requirements of this Form N-4.

(*)

Registered investment company as to which New York Life and/or its subsidiaries perform one or more of the following services: investment management, administrative, distribution, transfer agency and underwriting services. It is not a subsidiary of New York Life and is included for informational purposes only.

(†)

New York Life Investment Management LLC serves as investment adviser to this entity, the shares of which are held of record by separate accounts of NYLIAC. New York Life disclaims any beneficial ownership and control of this entity. New York Life and NYLIAC as depositors of said separate accounts have agreed to vote their shares as to matters covered in the proxy statement in accordance with voting instructions received from holders of variable annuity and variable life insurance policies at the shareholders meeting of this entity. It is not a subsidiary of New York Life, but is included here for informational purposes only.

1	NYL Cayman Holdings Ltd. owns 15.62%.
2	NYL Worldwide Capital Investment LLC owns 0.002%.
3	NYLIC owns 13.09%, NYLIAC owns 0.00%, and MacKay owns .17% for a total ownership of 13.26%.
4	NYLCAP Manager LLC owns 24.66% of the voting management shares. NYLCAP India Funding LLC owns 36% of non-voting carry shares.
5	NYLCAP Manager LLC owns 24.66% of the voting management shares. NYLCAP India Funding III LLC owns 31.36% of non-voting carry shares.
6	Registered Managed Investment Scheme of which Ausbil Investment Management Limited is the sole Responsible Party
7	Control of each CLO/CDO and other entities is pursuant to an investment management contract with NYLIM or affiliate, not through ownership of voting interests unless, otherwise, ownership noted.
8	Control is through a reliance relationship between NYLIC and this entity, not ownership of voting interests.
9	Control is through financial interest, not ownership of voting interests.

ITEM 27. NUMBER OF CONTRACT OWNERS

As of the date of this filing, sales of the policies have not commenced.

ITEM 28. INDEMNIFICATION

Article IX of the Amended and Restated By-Laws of New York Life Insurance and Annuity Corporation (“NYLIAC”) provides that NYLIAC shall indemnify and hold harmless (including the provision of a defense) certain persons to the fullest extent permitted by the Delaware General Corporation Law against all expenses, costs, judgments, penalties, fines, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amount paid in settlement) that any such person reasonably incurs or suffers if he/she is made party (or threatened to be made party) or is otherwise involved in a claim, action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he/she is (or was) a Director or officer of NYLIAC or was serving at NYLIAC’s request as a Director, officer, or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan. Such persons also have the right to have NYLIAC pay the reasonable expenses (including reasonable attorneys’ fees) incurred in the defense of any proceedings in advance of their final disposition, subject to certain conditions. NYLIAC may also, to the extent authorized by its Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of NYLIAC.

Please refer to Article IX of the Amended and Restated By-Laws of NYLIAC (Exhibit No. (6)(e) hereto) for the full text of the indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to Directors, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

(a) Investment companies (other than the Registrant) for which NYLIFE Distributors LLC is currently acting as underwriter:

NYLIAC Corporate Sponsored Variable Universal Life Separate Account-I

NYLIAC Variable Universal Life Separate Account-I

NYLIAC MFA Separate Account-I

NYLIAC MFA Separate Account-II

NYLIAC Variable Annuity Separate Account-I

NYLIAC Variable Annuity Separate Account-II

NYLIAC Variable Annuity Separate Account-IV

NYLIAC VLI Separate Account

MainStay Funds Trust

The MainStay Funds

MainStay VP Funds Trust

(b) Directors and Officers.

The principal business address of each director and officer of NYLIFE Distributors LLC is 30 Hudson Street, Jersey City, NJ 07302.

Names of Directors and Officers	Positions and Offices with Underwriter
McLean, John	Chairman and Chief Executive Officer
Gardner, Robert M.	Manager
Harte, Francis M.	Manager, Senior Vice President
Lehneis, Kirk C.	Manager, Senior Managing Director
Akkerman, John W.	Senior Managing Director, MacKay Shields Institutional Sales
Berlin, Scott L.	Senior Vice President, Institutional Life
Cristallo, James J.	Senior Vice President, Retail Life
Hung, Yie-Hsin	Senior Vice President, New York Life Investment Management
Huang, Dylan W.	Senior Vice President, Retail Annuities
Virendra, Sonali	Senior Vice President, US Life & Agency
Barrack, Robert M.	Managing Director, GoldPoint Partners Institutional Sales
Sell, David S.	Managing Director, NYL Investors
Stringer, Christopher R.	Managing Director, Private Advisors Institutional Sales
Zimmerman, Jonathan H.	Managing Director, IndexIQ Institutional Sales
Bain, Karen A.	Vice President – Tax
Behrens, Dawn	Vice President, Institutional Life
Gomez, Mark A.	Vice President and General Counsel
Rhodehouse, Kevin G.	Vice President & Chief Compliance Officer
Rubin, Janis C.	Vice President, Institutional Life
Wickwire, Brian D.	Vice President, Controller & Chief Operating Officer
Essig, Daniel	Corporate Vice President, US Life & Agency Product Consulting
Herrera, Rafaela M.	Corporate Vice President, Compliance & Sales Material Review
Howard, Linda M.	Corporate Vice President, Compliance, Anti-Money Laundering Officer & Office of Foreign Assets Control Officer
Sharrier, Elizabeth A.	Corporate Vice President & Assistant Secretary
Hansen, Marta	Director, Chief Financial Officer, Principal Operations Officer & Treasurer
Meade, Colleen A.	Associate General Counsel and Secretary

(c) Commissions and Other Compensation

Name of Principal Underwriter	New Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commission	Compensation
NYLIFE Distributors Inc.	-0-	-0-	-0-	-0-

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by NYLIAC at its home office, 51 Madison Avenue, New York, New York 10010; New York Life–Records Division, 110 Cokesbury Road, Lebanon, New Jersey 08833 and New York Life Investment Management LLC, State Street Bank, 801 Pennsylvania Avenue, Kansas City, Missouri 64105.

ITEM 31. MANAGEMENT SERVICES – Not applicable.

ITEM 32. UNDERTAKINGS – Registrant hereby undertakes:

(a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

(c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

REPRESENTATION AS TO THE REASONABLENESS OF AGGREGATE FEES AND CHARGES

New York Life Insurance and Annuity Corporation (“NYLIAC”), the sponsoring insurance company of NYLIAC Variable Annuity Separate Account-III, hereby represents that the fees and charges deducted under the annuities described in this Registration Statement in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by NYLIAC.

SECTION 403(b) REPRESENTATIONS

Registrant represents that it is relying on a no-action letter dated November 28, 1988, to the American Council of Life Insurance (Ref. No. IP-6-88) regarding Sections 22(e), 27(c)(1), and 27(d) of the Investment Company Act of 1940, in connection with redeemability restrictions on Section 403(b) Policies, and that paragraphs numbered (1) through (4) of that letter will be complied with.

SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Pre-Effective Amendment to the Registration Statement to be signed on its behalf in New York, New York on December 4, 2020.

NYLIAC VARIABLE ANNUITY SEPARATE ACCOUNT - III (Registrant)

By:	/s/ Matthew Williams
Name: Matthew Williams
Title: Vice President

NEW YORK LIFE INSURANCE AND ANNUITY CORPORATION (Depositor)

By:	/s/ Matthew Williams
Name: Matthew Williams
Title: Vice President

As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Christopher T. Ashe*	Director
Elizabeth K. Brill*	Director
Alexander I. M. Cook*	Director
Craig DeSanto*	Chairman of Board, President and Director
Eric A. Feldstein*	Director and Principal Financial Officer
Robert M. Gardner*	Director and Controller (Principal Accounting Officer)
Frank M. Harte*	Director
Thomas A. Hendry*	Director
Mark J. Madgett*	Director
Anthony R. Malloy*	Director
Theodore A. Mathas*	Chief Executive Officer (Principal Executive Officer)
Amy Miller*	Director
Matthew D. Wion*	Director

By:	/s/ Matthew Williams
Matthew Williams
Attorney-in-Fact December 4, 2020

*	Pursuant to Powers of Attorney previously filed.

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

(9)	Opinion and Consent of Thomas F. English, Esq.

(10)(a)	Consent of PricewaterhouseCoopers LLP.